División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 -
24[redacted]
Tr[redacted]
Te[redacted]

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

05013440

Rule 12g3-2 (b) File N° 82-4240

Caracas, December 15th 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

RECEIVED
2005 DEC 21 P 2: 06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
DEC 2 1 2005
THOMSON
FINANCIAL

Very truly yours,

Leticia Level G.
Corporate Planning Manager

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352208

Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 101 0. A Venezu
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES
2005 OCT 13 P 3: 16
ARCHIVO RECIBIDO

Caracas 13 de octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

Anexo a la presente sírvase encontrar once (11) prospectos definitivos correspondiente a la Emisión 2005-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente

FAVOR DEVOLVER FIRMADA Y SELLADA

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono: 901 22 45
Fax: 901 23 17

RECEIVED
2005 DEC 21 P 2: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deloitte.

Lara Marambio & Asociados

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados e Información Complementaria

Años terminados el
31 de diciembre de 2004 y 2003

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados e Información Complementaria
Años terminados el
31 de diciembre de 2004 y 2003

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002,
Edo. Carabobo - Venezuela

Tel: (58-241) 824 27 90
824 26 57
Fax: (58-241) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados en bolívares constantes de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales,** tomados en su conjunto. En las páginas 26 a 29 se incluyen, para fines de información complementaria, los estados financieros consolidados en bolívares históricos al 31 de diciembre de 2004 y 2003, cuya base de presentación difiere de aquella requerida por los principios de contabilidad de aceptación general en Venezuela, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Esta información complementaria es responsabilidad de la gerencia de la Compañía. Dichos estados financieros

han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros consolidados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la nota anexa a dicha información complementaria.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. N° S–796

Venezuela, 14 de febrero de 2005

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVO			
ACTIVO CIRCULANTE:			
Efectivo y equivalentes de efectivo	1, 17 y 18	23.142.558	16.287.436
Efectos y cuentas por cobrar - neto	3, 17 y 18	80.294.402	66.670.946
Anticipos a proveedores y otros	17	4.813.668	2.874.849
Inventarios - neto	1 y 4	42.434.480	56.610.506
Gastos pagados por anticipado		885.614	907.560
Otros activos circulantes - neto	1 y 5	10.325.755	8.789.714
Total activo circulante		161.896.477	152.141.011
INVENTARIO DE REPUESTOS A LARGO PLAZO	4	6.587.480	8.834.217
INVERSION EN AFILIADA - Neto	1 y 6	4.020.200	5.376.097
PROPIEDADES, PLANTA Y EQUIPOS - Neto	1 y 7	476.304.208	473.667.278
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1 y 8	1.390.042	1.300.969
TOTAL		650.198.407	641.319.572
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios	9	12.800.000	12.657.441
Contratos de venta con arrendamiento posterior	10	561.914	-
Obligaciones y papeles comerciales	11	2.937.900	6.508.213
Documentos por pagar	17 y 20	2.486.040	1.457.311
Cuentas por pagar	12 y 17	36.238.540	49.729.481
Dividendos por pagar	15	4.145.728	6.172.573
Gastos acumulados por pagar		8.213.985	8.539.753
Impuestos por pagar	1 y 13	3.573.156	8.569.306
Impuesto sobre la renta diferido	1 y 13	6.750.000	-
Total pasivo circulante		77.707.263	93.634.078
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	1	9.691.114	8.589.773
OTROS PASIVOS Y CREDITOS DIFERIDOS		416.821	490.586
Total pasivo		87.815.198	102.714.437
INTERESES MINORITARIOS		1.712.875	1.330.433
PATRIMONIO - Según estado financiero adjunto	1, 15 y 16	560.670.334	537.274.702
TOTAL		650.198.407	641.319.572

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	Notas	2004	2003
VENTAS NETAS	19	417.151.665	367.669.240
COSTOS Y GASTOS:			
Costo de ventas		290.986.976	239.809.915
Gastos de ventas		30.507.190	27.196.791
Gastos generales y administrativos		17.687.956	16.581.451
		339.182.122	283.588.157
UTILIDAD EN OPERACIONES		77.969.543	84.081.083
OTROS INGRESOS (EGRESOS):			
Pérdida en operaciones con títulos valores		(7.945.773)	(27.511.659)
Provisión para inversiones		3.005.275	(4.181.121)
Pérdida neta en contrato de cobertura en moneda extranjera		(417.348)	(436.083)
Utilidad en venta de activos		47.023	108.668
Impuesto al débito bancario		(3.329.929)	(4.806.406)
Otros - neto		109.478	(6.133.648)
		(8.531.274)	(42.960.249)
(COSTO) INGRESO INTEGRAL DE FINANCIAMIENTO:			
Intereses gastos		(3.235.011)	(6.245.829)
Intereses sobre inversiones temporales		466.638	470.231
Diferencias en cambio - neto		3.425.910	3.435.987
Resultado monetario del ejercicio (REME)	1 y 2	(2.866.206)	4.131.996
		(2.208.669)	1.792.385
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		67.229.600	42.913.219
PROVISION PARA IMPUESTOS:			
Impuesto sobre la renta	13	16.165.082	10.967.499
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		51.064.518	31.945.720
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	1	(3.534.010)	(3.981.985)
UTILIDAD ANTES DE INTERESES MINORITARIOS		47.530.508	27.963.735
INTERESES MINORITARIOS		(382.442)	(263.839)
UTILIDAD NETA		47.148.066	27.699.896
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1	20,55	12,07

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

			Utilidades retenidas				
	Capital social actualizado	Resultado acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2002	138.392.080	109.610	13.839.207	237.687.216	30.692.237	165.331.025	586.051.375
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	(17.644)	-	-	73.145	-	55.501
SALDOS INICIALES NETOS	138.392.080	91.966	13.839.207	237.687.216	30.765.382	165.331.025	586.106.876
Dividendos en efectivo (Nota 15)	-	-	-	-	(30.067.103)	-	(30.067.103)
Utilidad neta					27.699.896		27.699.896
Resultado acumulado por traducción de filial extranjera	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	(46.407.340)	(46.407.340)
SALDOS AL 31 DE DICIEMBRE DE 2003	138.392.080	34.339	13.839.207	237.687.216	28.398.175	118.923.685	537.274.702
Dividendos en efectivo (Nota 15)	-	-	-	-	(27.273.818)	-	(27.273.818)
Utilidad neta	-	-	-	-	47.148.066	-	47.148.066
Resultado acumulado por traducción de filial extranjera	-	(121.463)	-	-	-	-	(121.463)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	3.642.847	3.642.847
SALDOS AL 31 DE DICIEMBRE DE 2004	138.392.080	(87.124)	13.839.207	237.687.216	48.272.423	122.566.532	560.670.334

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVIDADES OPERACIONALES:			
Utilidad neta		47.148.066	27.699.896
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto		382.442	263.839
Participación en resultados de filial y afiliada		3.534.010	3.981.985
Utilidad en venta de activos		(47.023)	(108.668)
Retiros y consumo de equipos y partes industriales		1.417.424	1.789.765
Provisión para inversiones		(3.005.275)	4.181.121
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada		824.053	824.053
Resultado monetario del ejercicio (REME)	2	2.866.206	(4.131.996)
Depreciación		17.451.499	17.694.324
Amortización de cargos diferidos		75.466	75.466
Cambios en activos y pasivos operacionales	2	(16.615.182)	(9.687.144)
Provisión para prestaciones de antigüedad, neto de pagos		2.663.164	1.541.966
Efectivo neto provisto por las actividades operacionales		56.694.850	44.124.607
ACTIVIDADES DE INVERSION:			
Compra de propiedades, planta y equipo		(17.920.103)	(3.420.456)
Venta de propiedades y equipos		104.120	782.324
Disminución en otros activos		(164.539)	(240.536)
Efectivo neto usado por las actividades de inversión		(17.980.522)	(2.878.668)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento neto en pagarés y sobregiros bancarios		2.337.221	3.762.131
Aumento neto en contratos de venta con arrendamiento posterior		602.439	-
Disminución neta en préstamos a largo plazo		-	(9.952.712)
(Disminución) aumento neto en obligaciones emitidas en circulación		(2.704.636)	1.065.756
Aumento (disminución) neta en documentos por pagar		1.354.418	(8.150.253)
Dividendos pagados		(29.300.663)	(30.067.103)
Efectivo neto usado por las actividades de financiamiento		(27.711.221)	(43.342.181)
EFECTO DE INFLACION Y DEVALUACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	2	(4.147.985)	(7.329.995)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		6.855.122	(9.426.237)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO		16.287.436	25.713.673
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		23.142.558	16.287.436

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003
(EXPRESADAS EN MILES DE BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz. Con respecto a la metodología antes mencionada, las normas emitidas por la Comisión Nacional de Valores contemplan que el gasto de depreciación a valores corrientes se debe registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y los principios de contabilidad de aceptación general en Venezuela establecen que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación de los años 2004 y 2003, se presente en valores inferiores en Bs. 3.642 millones y Bs. 5.320 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio

del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad N° 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2004, este efecto asciende a Bs. 55 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2004 y 2003, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

   Al 31 de diciembre de 2004 y 2003, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de la filial en proceso de desincorporación (Veáse Nota 5).

   Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros expresados en bolívares constantes*** – La Compañía aplica el método mixto para expresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

   Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas del año 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado en la nota 1b, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

   A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2004 y 2003

la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses, excepto por los inventarios de repuestos.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 286.796 millones y Bs. 279.738 millones producto de la incorporación de los valores corrientes de las propiedades, planta y equipo en 2004 y 2003, respectivamente, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para expresar los estados financieros de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 164.230 millones y Bs. 160.816 millones al 31 de diciembre de 2004 y 2003, respectivamente.

Las partidas monetarias del balance general se presentan a su valor nominal ya que reflejan el poder adquisitivo de la unidad monetaria a la fecha del último balance general. Las partidas no monetarias tales como inventarios, inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a propiedades, planta y equipos, son expresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son expresados con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2004	2003
Al inicio del año	385,661	303,469
Al final del año	459,650	385,661
Promedio del año	428,730	352,148
Inflación del año	19,18%	27,08%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación de los estados consolidados de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Valores y Acciones 1003, C.A. (constituida en el 2003) (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2003 fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

Las marcas de comercio poseídas por una filial del exterior se difieren para ser amortizadas en un período de veinte (20) años. Los costos de los activos intangibles son revisados por deterioro cuando los hechos o cambios en las circunstancias indican que el valor neto de un activo pudiera no ser recuperable.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones de antigüedad*** – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido, cuando éste es significativo. El impuesto sobre la renta diferido se origina por diferencias temporales entre la utilidad contable y la renta neta fiscal. Las diferencias temporales resultan principalmente de provisiones y contribuciones por pagar. La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo*** – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros*** – Los valores en libros reportados en los balances generales consolidados para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos*** – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa al ser despachados y haberse traspasado el derecho de propiedad sobre éstos.

p. ***Uso de estimaciones en la preparación de los estados financieros consolidados*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros consolidados al 31 de diciembre de 2003, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2004.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2004	2003
Posición monetaria al inicio del año	(26.771.429)	(43.548.410)
Aumento del año	464.218.481	393.096.147
Disminución del año	(391.795.452)	(372.187.170)
Posición monetaria estimada del año	45.651.600	(22.639.433)
Menos – posición monetaria real al final del año	42.785.394	(26.771.429)
	(2.866.206)	4.131.996

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2004	2003
(Aumento) disminución:		
Efectos y cuentas por cobrar	(27.464.213)	(11.617.599)
Anticipos a proveedores y otros	(2.335.222)	218.381
Inventarios	16.422.763	6.337.169
Gastos pagados por anticipado	(98.047)	(357.644)
Aumento (disminución):		
Cuentas por pagar	(6.930.639)	(14.039.687)
Gastos acumulados por pagar	607.341	1.678.228
Impuestos por pagar	(3.980.207)	8.278.259
Impuesto diferido	7.236.807	-
Otros pasivos y créditos diferidos	(73.765)	(184.251)
	(16.615.182)	(9.687.144)

El desglose del resultado monetario del ejercicio (REME) utilizado por actividad por los años terminados el 31 de diciembre, es como sigue (en miles de bolívares):

	2004	2003
Operacionales	(2.959.780)	2.150.052
De inversión	815.006	2.413.578
De financiamiento	3.426.553	6.898.361
De efectivo	(4.147.985)	(7.329.995)
	(2.866.206)	4.131.996

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2004	2003
Intereses	3.066.520	6.364.109
Impuestos	8.478.217	4.385.865

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	69.067.598	61.251.901
Compañías relacionadas (Nota 14)	1.811.308	474.057
Empleados	5.159.466	4.217.398
Deudores diversos	564.226	858.180
Crédito fiscal IVA - Neto	2.873.331	113.709
Depósito dado en garantía	2.533.503	1.906.959
	82.009.432	68.822.204
Menos – apartado para cuentas de cobro dudoso	1.715.030	2.151.258
	80.294.402	66.670.946

La provisión para cuentas de cobro dudoso incluye el monto estimado de cuentas de difícil recuperación sobre la base de saldos específicos y experiencia de años anteriores.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2004	2003
Productos terminados	12.127.120	18.116.106
Productos en proceso	76.298	302.636
Materias primas	17.972.328	18.240.868
Repuestos	9.742.909	7.749.829
Inventario en tránsito	3.280.444	12.655.934
	43.199.099	57.065.373
Menos – provisión para obsolescencia	764.619	454.867
	42.434.480	56.610.506

Durante los años terminados el 31 de diciembre de 2004 y 2003, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

Al 31 de diciembre, los inventarios de repuestos a largo plazo se componen de lo siguiente (en miles de bolívares):

	2004	2003
Repuestos	8.371.590	9.895.572
Menos – provisión para obsolescencia	1.784.110	1.061.355
	6.587.480	8.834.217

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Activos netos de filiales en proceso de desincorporación:				
Valores y Acciones 1003, C.A.	(A)	100	25.012.812	39.048.322
Otras inversiones registradas al costo:				
Otras			270.462	270.462
Menos – apartado para inversiones			14.957.519	30.529.070
			10.325.755	8.789.714

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A. (compañía constituida en el año 2001, a través de aportes de inmuebles, inversiones en acciones registradas al costo, ciertas cuentas por cobrar, y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001). Al 31 de diciembre de 2004 y 2003, esta filial poseía inmuebles por Bs. 18.556 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 20.491 millones al 31 de diciembre de 2003, la cual se castigó en el año 2004. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 1 millón (Bs. 1.920 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSION EN AFILIADA

Al 31 de diciembre, la inversión en afiliada se compone de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	4.020.200	5.376.097

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2004	2003
Activo circulante	1.131	1.452
Total activo	1.686	2.161
Pasivo circulante	2.584	2.399
Patrimonio (déficit)	(1.149)	(723)
Total pasivo y patrimonio (déficit)	1.686	2.161
Pérdida neta	(434)	(137)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 16.491 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	2004	2003
Edificios	10 a 30	57.800.509	57.840.801
Maquinarias y equipos	7 a 20	433.851.203	429.040.618
Vehículos	3 a 6	4.357.777	4.178.305
Muebles, enseres y otros	5	24.580.332	25.892.648
		520.589.821	516.952.372
Menos – depreciación acumulada		73.683.604	59.457.890
		446.906.217	457.494.482
Terrenos		15.503.288	15.503.288
Construcciones en proceso		3.544.989	669.508
Maquinaria en tránsito		10.349.714	-
		476.304.208	473.667.278

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2004 y 2003, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002.

Durante los años terminados el 31 de diciembre de 2004 y 2003, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 20.293 millones y Bs. 16.176 millones, respectivamente.

Al 31 de diciembre de 2004 y 2003, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 658 millones y Bs. 826 millones, respectivamente, neto de amortización acumulada. Durante 2004 y 2003, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2004, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 300.274 millones, las cuales se presentan a valores actualizados de avalúo.

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2004 y 2003, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 31 de diciembre de 2004 y 2003, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,46% y 15,17% para el año 2004 y 15,75% y 37,25% para el año 2003.

10. CONTRATOS DE VENTA CON ARRENDAMIENTO POSTERIOR

Al 31 de diciembre de 2004, los contratos de venta con arrendamiento posterior están compuestos como sigue (en miles de bolívares):

a. Contrato con el Banco de Venezuela por Bs. 11.500 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 10.952 millones.	547.628
b. Contrato bancario con el Banco de Venezuela por Bs. 300 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 286 millones.	14.286
	561.914

11. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2004, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Papeles comerciales por Bs. 3.000 millones, colocados a descuento, con tasas de interés del 10,5 anual, y vencimiento durante el mes febrero de 2005.	2.937.900
Menos – porción circulante	2.937.900
	-

Durante los años terminados el 31 de diciembre de 2004 y 2003, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 371 millones y Bs. 415 millones, respectivamente.

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	28.769.633	41.959.676
Compañías relacionadas (Nota 14)	5.681.219	6.391.677
Otras	1.787.688	1.378.128
	36.238.540	49.729.481

13. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2004	2003
Impuesto sobre la renta del año – estimado	9.781.929	11.766.094
Impuesto sobre la renta diferido	6.750.000	-
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(366.847)	(798.595)
	16.165.082	10.967.499

Para los años terminados el 31 de diciembre de 2004 y 2003, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial sobre las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2003. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2004, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto diferido

El impuesto diferido refleja el impacto de las diferencias temporales entre los montos de activos y pasivos registrados según las bases contables indicadas en la Nota 1, y aquellos incluidos para la determinación del impuesto sobre la renta de conformidad con la legislación fiscal vigente.

La composición del efecto de las partidas consideradas para la determinación del impuesto diferido al 31 de diciembre de 2004, se muestra a continuación (en miles de bolívares):

Pasivo y (activo) por impuesto diferido:	
Contratos de venta con arrendamiento posterior	10.419.077
Provisiones y contribuciones	(3.669.077)
	6.750.000

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2004, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

En Gaceta Oficial N° 38.002 de fecha 17 de agosto de 2004 fue derogado el Decreto Ley N° 3.266, mediante el cual se dictó la Ley de Impuesto a los Activos Empresariales, publicada en la Gaceta Oficial de la República N° 4.654, de fecha 1 de diciembre de 1993, así como las demás normas dictadas en desarrollo de esta Ley.

14. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2004 y 2003, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2004	2003
Ventas de inventarios	179	272.507
Compras de inventarios	17.996.179	11.944.894
Compras de energía eléctrica	15.063.412	16.275.753
Alquileres	959.728	1.000.425

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2004	2003
Cuentas y anticipos por cobrar a corto plazo		
Simco Recycling Corp. Inc.	1.255.611	-
Agroindustrial Mandioca, C.A.	373.131	113.875
Corporación Industrial de Energía, C.A.	150.409	96.792
Turboven Maracay Company Inc. Sucursal	31.117	1.955
Agropecuaria Mandioca, C.A.	1.040	1.240
J.C. Papeleras, C.A.	-	260.195
	1.811.308	474.057
Cuentas por pagar a corto plazo		
Inmuebles 310350, C.A.	2.736.630	1.953.886
Turbogeneradores Maracay, C.A.	2.459.717	3.231.218
Seinforca, C.A.	364.931	432.471
Turboven Maracay Company Inc.	100.160	57.228
Turboven Cagua Company Inc.	19.781	22.240
Simco Recycling Corp. Inc.	-	694.634
	5.681.219	6.391.677

15. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 93.175.313 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 (en valores históricos) mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital, resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto

actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos. La Compañía considera la utilidad neta en bolívares constantes para determinar la base para el cálculo del apartado correspondiente a esta reserva.

Al 31 de diciembre de 2004 y 2003 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.744. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

Al 31 de diciembre de 2004 y 2003, el déficit acumulado de las filiales incluidos en las utilidades retenidas ascienden Bs. (12.696) millones y Bs. (10.164) millones, respectivamente, La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 62.598 millones y Bs. 74.807 millones, al 31 de diciembre de 2004; y Bs. 33.399 millones y Bs. 39.154 millones, al 31 de diciembre de 2003, respectivamente.

Al 31 de diciembre de 2004 y 2003 la utilidad neta incluye Bs. 15.915 millones y Bs. 10.781 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Los accionistas de la Compañía consideran los estados financieros consolidados en bolívares constantes para efectos de las aprobaciones establecidas en los estatutos y el Código de Comercio Venezolano.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como

banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. A la fecha del último decreto de dividendos de fecha 01 de octubre de 2004, el número de ADR's en circulación es de 29.001.090.

16. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 66,36% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a) Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b) Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Veáse Nota 17).

c) Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

17. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos

centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Con fecha 6 de febrero de 2004, el Ejecutivo Nacional y el Banco Central de Venezuela sustituyeron el Convenio Cambiario número 2 del 5 de febrero de 2003, fijando los tipos de cambio a partir de la entrada en vigencia del nuevo Convenio Cambiario en Bs. 1.915,20 por US$ 1,00 para la compra, y Bs. 1.920,00 por US$ 1,00 para la venta. Así mismo, el nuevo Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. Durante el año 2004, la Compañía ha solicitado divisas por concepto de importaciones por US$ 95.569 mil, de las cuales ha obtenido la aprobación por US$ 74.414 mil. Asimismo, ha solicitado divisas para la remisión de dividendos por US$ 7.104 mil, de las cuales se encuentran en espera de aprobación US$ 1.888 mil; y también ha efectuado exportaciones por US$ 10,1 millones, y ha vendido al Banco Central de Venezuela las respectivas divisas cobradas por US$ 2,3 millones.

A la fecha de este dictamen, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 31 de diciembre de 2004 y 2003 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.920 y Bs. 1.600 por US$ 1,00, respectivamente, de acuerdo con el control de cambios (en miles de dólares estadounidenses):

	2004	2003
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	10.836	7.238
Cuentas por cobrar comerciales	8.937	5.865
Cuentas por cobrar a compañías relacionadas	728	101
Depósitos dados en garantía	1.319	1.000
Anticipos a proveedores y deudores diversos	1.556	1.005
	23.376	15.209
Pasivo:		
Documentos por pagar	1.295	764
Cuentas por pagar comerciales	11.027	17.524
Cuentas por pagar a compañías relacionadas	-	364
Gastos acumulados por pagar y otras	1.736	1.102
	14.058	19.754

18. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2004 y 2003 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

19. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2004 y 2003 representan aproximadamente el 8,9% y 4,6% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

20. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 428 mil y Euros 3.002 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de

primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2004, las cartas de crédito abiertas por estos conceptos alcanzan US$ 4.458 mil. (Bs. 8.560 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 8.002 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2004 y 2003, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (1994 – 1996), por un monto de US$ 5,3 millones, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2004, las fianzas pendientes de liberación a favor del Fisco nacional ascienden a Bs. 103,4 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS COMPLEMENTARIOS, 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

ACTIVO	2004	2003
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo	23.142.558	13.882.269
Efectos y cuentas por cobrar - neto	80.294.402	54.677.657
Anticipos a proveedores y otros	4.590.227	2.412.091
Inventarios - neto	40.391.746	45.766.277
Gastos pagados por anticipado	836.866	745.414
Otros activos circulantes - neto	-	171.230
Total activo circulante	149.255.799	117.654.938
INVENTARIO DE REPUESTOS A LARGO PLAZO	5.898.092	6.160.037
PROPIEDADES, PLANTA Y EQUIPOS - Neto	37.587.548	24.268.095
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.390.042	1.300.969
TOTAL	194.131.481	149.384.039
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	12.800.000	10.620.000
Contratos de venta con arrendamiento posterior	561.914	-
Obligaciones y papeles comerciales	2.937.900	5.460.600
Documentos por pagar	2.486.040	1.222.731
Cuentas por pagar	36.322.494	42.003.997
Dividendos por pagar	4.145.728	5.178.987
Gastos acumulados por pagar	8.213.985	7.647.499
Impuestos por pagar	3.573.156	7.285.622
Impuesto sobre la renta diferido	6.750.000	-
Total pasivo circulante	77.791.217	79.419.436
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	9.691.114	7.207.096
OTROS PASIVOS Y CREDITOS DIFERIDOS	416.821	574.540
Total pasivo	87.899.152	87.201.072
INTERESES MINORITARIOS	1.712.873	1.330.432
PATRIMONIO - Según estado financiero adjunto	104.519.456	60.852.535
TOTAL	194.131.481	149.384.039

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	2004	2003
VENTAS NETAS	390.007.461	287.020.405
COSTOS Y GASTOS:		
Costo de ventas	252.100.969	169.420.520
Gastos de ventas	27.338.910	22.040.147
Gastos generales y administrativos	15.273.044	11.281.827
	294.712.923	202.742.494
UTILIDAD EN OPERACIONES	95.294.538	84.277.911
OTROS INGRESOS (EGRESOS):		
Pérdida en operaciones con títulos valores	(7.411.275)	(21.077.296)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	(334.092)
Utilidad en venta de activos	341.751	108.918
Impuesto al débito bancario	(3.105.931)	(3.682.295)
Otros - neto	18.114	(3.667.248)
	(10.574.689)	(28.652.013)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(3.020.392)	(5.023.699)
Intereses sobre inversiones temporales	445.324	354.257
Diferencias en cambio - neto	2.986.791	2.296.909
	411.723	(2.372.533)
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS	85.131.572	53.253.365
PROVISION PARA IMPUESTOS:		
Impuesto sobre la renta	14.900.046	8.680.376
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS	70.231.526	44.572.989
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(826.597)	(1.934.935)
UTILIDAD ANTES DE INTERESES MINORITARIOS	69.404.929	42.638.054
INTERESES MINORITARIOS	(382.442)	(263.838)
UTILIDAD NETA	69.022.487	42.374.216
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	30,09	18,47

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	Capital social legal	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Total patrimonio
					Reserva legal	No distribuidas	
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
Dividendos en efectivo	-	-	-	-	-	(22.940.094)	(22.940.094)
Utilidad neta	-	-	-	-	-	42.374.216	42.374.216
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	(57.627)
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535
Dividendos en efectivo	-	-	-	-	-	(25.234.103)	(25.234.103)
Utilidad neta	-	-	-	-	-	69.022.487	69.022.487
Resultado acumulado por traducción de filial extranjera	-	-	-	(121.463)	-	-	(121.463)
SALDOS AL 31 DE DICIEMBRE DE 2004	22.940.094	(11.470.047)	11.470.047	(87.124)	1.095.795	92.040.738	104.519.456

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS COMPLEMENTARIOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en miles de bolívares)

	2004	2003
ACTIVIDADES OPERACIONALES:		
Utilidad neta	69.022.487	42.374.216
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	382.442	263.838
Participación en resultados de filial y afiliada	826.597	1.934.935
Utilidad en venta de activos	(341.751)	(108.918)
Retiros y consumo de equipos y partes industriales	1.139.903	1.275.403
Amortización de exceso de costo sobre el valor en libros de acciones de filial	80.750	80.750
Depreciación	3.724.031	3.257.153
Amortización de cargos diferidos	75.466	75.466
Cambios en activos y pasivos operacionales	(25.501.692)	(19.715.195)
Provisión para prestaciones de antigüedad, neto de pagos	2.484.018	991.873
Efectivo neto provisto por las actividades operacionales	51.892.251	30.429.521
ACTIVIDADES DE INVERSION:		
Compra de propiedades, planta y equipo	(17.931.192)	(2.211.986)
Venta de propiedades y equipos	89.556	599.356
Disminución en otros activos	(5.487)	(184.280)
Efectivo neto usado por las actividades de inversión	(17.847.123)	(1.796.910)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento neto en pagarés y sobregiros bancarios	2.180.000	2.420.000
Aumento neto en contratos de venta con arrendamiento posterior	561.914	-
Disminución neta en préstamos a largo plazo	-	(7.625.000)
(Disminución) aumento neto en obligaciones emitidas en circulación	(2.522.700)	816.500
Aumento (disminución) neta en documentos por pagar	1.263.309	(5.242.670)
Dividendos pagados	(26.267.362)	(18.041.457)
Efectivo neto usado por las actividades de financiamiento	(24.784.839)	(27.672.627)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	9.260.289	959.984
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.882.269	12.922.285
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	23.142.558	13.882.269

Ver nota a la información complementaria

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Y FILIALES

NOTA A LA INFORMACION COMPLEMENTARIA
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003

1. ESTADOS FINANCIEROS CONSOLIDADOS EN BOLIVARES HISTORICOS

Los estados financieros consolidados expresados en bolívares históricos se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros consolidados en bolívares constantes, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2005 SEP 30 P 2:42
ARCHIVO
RECIBIDO

Caracas, 30 de septiembre de 2005

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 936 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para el 07 de octubre de 2005, con el objeto de considerar un decreto de dividendo extraordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo: modelo convocatoria y proposición

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 ; 401220 .
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 101 0-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 07 de octubre de 2005, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía.

Caracas, 01 de octubre de 2005

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
07 DE OCTUBRE DE 2005

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- La Junta Directiva propone decretar un dividendo extraordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Estado de movimiento de las Ganacias Retenidas no distribuidas
Reexpresado en moneda constante del 31 de diciembre de 2004
(Expresado en miles de bolívares)

	Ganacias retenidas no distribuidas
Saldos al 31 de diciembre de 2002	30.765.382
Dividendos en efectivo	(30.067.103)
Utilidad del ejercicio 2003	27.699.896
Saldos al 31 de diciembre de 2003	28.398.175
Dividendos en efectivo	(27.273.818)
Utilidad del ejercicio 2004	47.148.066
Saldos no distribuidos al 30 de septiembre de 2004	48.272.423
Dividendo decretado en marzo 2005 Bs.10 por acción	22.940.094
Saldo no distribuido	25.332.329

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE GENERAL, 31 DE DICIEMBRE DE 2004
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	21.992.423
Efectos y cuentas por cobrar - neto	93.184.264
Anticipos a proveedores y otros	4.813.668
Inventarios - neto	37.027.546
Gastos pagados por anticipado	609.643
Total activo circulante	157.627.544
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.587.480
INVERSIONES EN AFILIADAS - Neto	10.782.717
PROPIEDADES, PLANTA Y EQUIPO - Neto	471.358.475
TOTAL	646.356.216
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	12.800.000
Porción circulante de obligaciones y papeles comerciales	3.499.814
Documentos por pagar	2.486.040
Cuentas por pagar	34.323.178
Dividendos por pagar	4.145.728
Gastos acumulados por pagar	9.238.618
Impuestos por pagar	3.127.469
Impuesto diferidos	6.750.000
Total pasivo circulante	76.370.847
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	9.315.035
Total pasivo	85.685.882
PATRIMONIO - Según estado financiero adjunto	560.670.334
TOTAL	646.356.216

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

COMISION NACIONAL DE VALORES

2005 SEP 30 P 2:42

ARCHIVO RECIBIDO

ESTADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2004
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares, excepto utilidad neta por acción)

VENTAS NETAS	402.893.668
COSTO DE VENTAS	280.648.193
UTILIDAD BRUTA	122.245.475
GASTOS DE VENTAS	27.319.534
GASTOS GENERALES Y ADMINISTRATIVOS	16.551.978
	43.871.512
UTILIDAD EN OPERACIONES	78.373.963
OTROS INGRESOS (EGRESOS):	
Perdida en compra venta de bonos	(7.945.773)
Pérdida en inversiones	3.002.086
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)
Utilidad en venta de activos	40.071
Impuesto al débito bancario	(3.329.929)
Otros - neto	(71.799)
	(8.722.692)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(3.227.862)
Intereses sobre inversiones temporales	466.638
Diferencias en cambio - neto	3.393.812
Resultado monetario del ejercicio (REME)	(2.300.351)
	(1.667.763)
UTILIDAD ANTES DE IMPUESTOS	67.983.508
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	15.915.036
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	52.068.472
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(4.920.406)
UTILIDAD NETA	47.148.066
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	20,55

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresado en miles de bolívares)

			Utilidades retenidas				
	Capital social	Resultado Acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
Saldos al 31 de diciembre de 2003	138.392.080	34.339	13.839.207	237.687.216	28.398.175	118.923.685	537.274.702
Utilidad neta		-	-	-	47.148.066	-	47.148.066
Resultado acumulado por traducción de filial extranjera	-	(121.463)	-	-	-	-	(121.463)
Dividendos en efectivo	-	-	-	-	(27.273.818)	-	(27.273.818)
Resultados por tenencia de activos no monetarios	-	-	-	-	-	3.642.847	3.642.847
Saldos al 31 de diciembre de 2004	138.392.080	(87.124)	13.839.207	237.687.216	48.272.423	122.566.532	560.670.334

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
AL 31 DE DICIEMBRE DE 2004
(Expresado en miles de bolívares Históricos)

	Capital social	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Total patrimonio
					Reserva legal	No distribuidas	
Saldos al 31 de diciembre de 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535
Dividendos en efectivo		-	-		-	(25.234.103)	(25.234.103)
Utilidad neta	-	-	-		-	69.022.487	69.022.487
Resultados acumulado por traducción de filial extranjera	-	-	-	(121.463)	-	-	(121.463)
Saldos al 31 de diciembre de 2004	22.940.094	(11.470.047)	11.470.047	(87.124)	1.095.795	92.040.738	104.519.456

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Estado de movimiento de las Ganancias Retenidas no Distribuidas
Reexpresado en moneda constante del 31 de diciembre de 2004
(Expresado en miles de bolívares)

	Ganancias retenidas no distribuidas
Saldos al 31 de diciembre de 2002	30.765.382
Dividendos en Efectivo	(30.067.103)
Utilidad del ejercicio 2003	27.699.896
Saldos al 31 de diciembre de 2003	28.398.175
Dividendos en Efectivo	(27.273.818)
Utilidad del ejercicio 2004	47.148.066
Saldos no distribuidos al 31 de diciembre de 2004	**48.272.423**

Caracas, 24 de Febrero de 2005.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 25 de abril de 2003, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2004 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2004.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 14 de febrero de 2005, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2004, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2004
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en Miles de Bolívares)

ACTIVO	**2004**
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	23.142.558
Efectos y cuentas por cobrar - neto	80.294.402
Anticipos a proveedores y otros	4.813.668
Inventarios - neto	42.434.480
Gastos pagados por anticipado	885.614
Otros activos circulantes - neto	10.325.755
Total activo circulante	161.896.477
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.587.480
INVERSIONES EN AFILIADAS - Neto	4.020.200
PROPIEDADES, PLANTA Y EQUIPO - Neto	476.304.208
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.390.042
TOTAL	650.198.407
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	12.800.000
Contratos de venta con arrendamiento posterior	561.914
Obligaciones y papeles comerciales	2.937.900
Documentos por pagar	2.486.040
Cuentas por pagar	36.238.540
Dividendos por pagar	4.145.728
Gastos acumulados por pagar	8.213.985
Impuestos por pagar	3.573.156
Impuestos sobre la renta diferido	6.750.000
Total pasivo circulante	77.707.263
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	9.691.114
OTROS PASIVOS Y CREDITOS DIFERIDOS	416.821
Total pasivo	87.815.198
INTERESES MINORITARIOS	1.712.875
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	138.392.080
Saldo neto actualizado de utilidades retenidas	237.687.216
Resultado acumulado por traducción de filial extranjera	(87.124)
Utilidades retenidas:	
Reserva Legal	13.839.207
No distribuidas	48.272.423
Resultado por tenencia de activos no monetarios	122.566.532
Total patrimonio	560.670.334
TOTAL	650.198.407

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2004
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2004
VENTAS NETAS	417.151.665
COSTO DE VENTAS	290.986.976
UTILIDAD BRUTA	126.164.689
GASTOS DE VENTAS	30.507.190
GASTOS GENERALES Y ADMINISTRATIVOS	17.687.956
	48.195.146
UTILIDAD EN OPERACIONES	77.969.543
OTROS INGRESOS (EGRESOS):	
Provisión para inversiones	3.005.275
Pérdida en operaciones con títulos valores	(7.945.773)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)
Utilidad en venta de activos	47.023
Impuesto al débito bancario	(3.329.929)
Otros - neto	109.478
	(8.531.274)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(3.235.011)
Intereses sobre inversiones temporales	466.638
Diferencias en cambio - neto	3.425.910
Resultado monetario del ejercicio (REME)	(2.866.206)
	(2.208.669)
UTILIDAD ANTES DE IMPUESTOS	67.229.600
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	16.165.082
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	51.064.518
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.534.010)
UTILIDAD ANTES DE INTERESES MINORITARIOS	47.530.508
INTERESES MINORITARIOS	(382.442)
UTILIDAD NETA	47.148.066
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	20,55

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2005 OCT -7 P 3:45
ARCHIVO RECIBIDO

Caracas, 07 de octubre de 2005

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Junta Directiva en su reunión N° 937 de ésta misma fecha, de acuerdo con la autorización otorgada por la Asamblea General Extraordinaria de Accionistas de fecha 07 de octubre de 2005, resolvió fijar las fechas de registro y pago del dividendo extraordinario de Diez Bolívares (Bs. 10,oo) por acción, el cual será pagadero el 24 de octubre de 2005 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 17 de octubre de 2005 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 09 de octubre de 2005.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas de fecha 7 de octubre de 2005**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **siete (7) de octubre del año dos mil cinco (2005)**, siendo las **11 :00 a.m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 1° de octubre de 2005, que textualmente dice así: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. *CONVOCATORIA*. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 07 de octubre de 2005, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria, están a su disposición en las oficinas de la compañía. Caracas, 01 de octubre de 2005. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente"

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, quienes presentaron cartas poderes, los cuales representan **un mil novecientos noventa y cuatro millones cuarenta y dos mil seiscientas sesenta y dos (1.994.042.662) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, ***Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas

correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar las representantes del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

La Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes (fdo) firmas ilegibles."

Certificación que expido en Caracas, a los siete (7) días del mes de octubre del año dos mil cinco

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA: 07/10/2005

SATACORP PAGINA: [illegible]

MANUFACTURA DE PAPEL MANPA

Presentes

ÄÄ

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	3.000	0,000
CACERES FLORES JORGE HERNAN	17.598	0,001
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	11.594	0,001
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GOMEZ RUIZ GUSTAVO	173.000	0,008
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
HEREDIA JUAN BAUTISTA	45.000	0,002
PAUL ALFREDO LUIS.	5.250	0,000
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
Total Acciones Representadas =>	5.026.124	0,219
Total Acciones del Quorum =>	2.037.524.586	88,819

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

FECHA : 07/10/2005

SATACORP

PAGINA: 1

MANUFACTURA DE PAPEL MANPA

Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ARANGO MARIA CLAUDIA	400.000	0,017
BANCO MERCANTIL FID.6726-4	400.000	0,017
A¤EZ DELFINO GUSTAVO	121.629.569	5,302
A|EZ DELFINO ARNALDO JOSE.	10	0,000
AñEZ DELFINO ALBERTO ENRIQUE	3.343	0,000
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
DELFINO GOMEZ VIVIANNE	100.000	0,004
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES PENMAY, C.A.	4.230.114	0,184
INVERSIONES SF118 C.A.	49.768.530	2,169
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL DELFINO ALFREDO	1.253.112	0,055
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
ELIS JOHN	21.433.364	0,934
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
GONZALEZ NELLY	1.041.149.922	45,386
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
DELFINO BERTRAN SILVANA	67.583	0,003
DELFINO PARRA ELENA	10.682	0,000
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
DELFINO THORMAHLEN ALEJANDRO	291.362	0,013
DELFINO THORMAHLEN CARLOS EDUARDO	5.658.000	0,247
DITTMER MANZANO EGBERT	2.777.938	0,121
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACION CARLOS DELFINO FUND.CARLO	710.000	0,031
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050

INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 84709 C.A. .	777.793	0,034
INVERSIONES 85735, LTD	101.457.822	4,423
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES CESCARSA, C.A.	377.472	0,016
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
MADINA INVESTMENT	747.094	0,033
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA EUGENIA	504.049	0,022
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	809.000	0,035
PAPARONI MICALE JOSE GAETANO	230.000	0,010
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PARRA PARDI MARIA ELENA	47.696	0,002
RAMIREZ ORTIZ ANGEL JESUS	12.258.588	0,534
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
LOPEZ PINEDA ALFREDO J	9.083.427	0,396
ACTIVALORES SOCIEDAD DE CORRETAJE D	9.083.427	0,396
RIVAS RAMON	799.408.204	34,848
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1.821.608	0,079
NATSCUMCO(NOMINEE FOR CITIBANK NA	797.586.575	34,768
SUBERO DE DELFINO ADA	37.968.458	1,655
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	1.394.606	0,061
INVERSIONES 7426, S.A.	1.394.606	0,061
ZURIAS FANNY / PORTILLO GERALDINE	30.912	0,001
FDO.GTIA.DEP.Y PROTEC.BANC.(FOGADE)	30.912	0,001
Total Acciones Representadas =>	2.032.498.462	88,600
Total Acciones del Quorum =>	2.037.524.586	88,819

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA: 07/10/2005

SATACORP — PAGINA: 1

COMISION NACIONAL DE VALORES
2005 OCT -7 P 3:46
ARCHIVO RECIBIDO

MANUFACTURA DE PAPEL MANPA

Especial

ÄÄ

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	3.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.000	0,000
ARANGO MARIA CLAUDIA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	400.000	0,017
	Total Acciones	:=>	400.000	0,017
A¤EZ DELFINO GUSTAVO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	121.629.569	5,302
	Total Acciones	:=>	121.629.569	5,302
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	17.598	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	17.598	0,001
ELIS JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0,938
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	11.594	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	11.594	0,001
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GOMEZ RUIZ GUSTAVO				
	Acciones Propias	:=>	1.425.072	0,062
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.425.072	0,062
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000

	Acciones Representadas	:=>	1.041.149.922	45,386
	Total Acciones	:=>	1.041.149.922	45,386
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>		
	Total Acciones	:=>	45.000	0,002
LOPEZ PINEDA ALFREDO J				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	9.083.427	0,396
	Total Acciones	:=>	9.083.427	0,396
PAUL ALFREDO LUIS.				
	Acciones Propias	:=>	5.250	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.250	0,000
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	799.408.204	34,848
	Total Acciones	:=>	799.408.204	34,848
RODRIGUEZ ALVAREZ ALEJANDRO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
ZURIAS FANNY / PORTILLO GERALDINE				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.912	0,001
	Total Acciones	:=>	30.912	0,001
	Total Acciones General	:=>	2.037.524.586	88,819

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2005 OCT -7 P 3:46
RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 937:** Hoy, siete (7) de octubre de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Julio Bustamante, Juan Carlos Carpio, Nelson Isamit, Elena Delfino, y los Directores Suplentes Alberto Delfino, Fernando Paparoni, Angel Ranírez y Alejandro Delfino T. en ausencia de Alfredo Gómez Ruiz, Alicia Mariela Paparoni, Arnaldo Añez D. y Celestino Martínez P respectivamente. Igualmente se encontraba presente José Gaetano Paparoni Asesor.

1.- La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 17 de octubre de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 24 de octubre de 2005, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada el 7 de octubre de 2005, la cual decretó un dividendo extraordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

Certificación que expido en Caracas a los tres (3) días del mes de octubre del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezi
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 937 de fecha 07 de octubre de 2005 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 07 de octubre de 2005 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Diez Bolivares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado al 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 17 de octubre de 2005 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 24 de octubre de 2005 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004

Caracas, 09 de octubre de 2005

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2005 OCT 11 8:36
ARCHIVO
RECIBIDO

Caracas, 10 de octubre de 2005

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

Nos dirigimos a ustedes a fin de hacerles entrega de los documentos relacionados con la Asamblea General Extraordinaria de Accionistas de fecha 07 de octubre de 2005, en la cual se decretó el dividendo extraordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago, y con la Junta Directiva en su reunión N° 937 de esta misma fecha estableció como fecha de registro el día 17 de octubre de 2005 y como fecha de pago el día 24 de octubre de 2005.

Se acompañan los siguientes documentos:

- Publicación del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 07 de octubre de 2005, con corrección del quórum por error en la transcripción de la misma.
- Certificación del Acta de Junta Directiva N° 937 de fecha 07 de octubre de 2005.
- Publicación de la Convocatoria a la Asamblea.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND • PREMIO INTERNACIONAL DE INFOGRAFIA MAL OFIEJ 2004

DOMINGO 9 DE OCTUBRE DE 2005, CARACAS, VENEZUELA - AÑO XCVI - Nº 34.575 - DEPOSITO LEGAL PP190901DF45

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 937 de fecha 7 de octubre de 2005 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 7 de octubre de 2005 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario de Diez Bolívares (Bs. 10,00) por acción, para cada una de las Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado al 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 17 de octubre de 2005 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 24 de octubre de 2005 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Avenida El Parque, Torre Country Club, Piso 12, Chacaito.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 9 de octubre de 2005

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012811
Internet: http://www.manpa.com.ve

2005 OCT 11 A 8:35

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas de fecha 7 de octubre de 2005**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **siete (7) de octubre del año dos mil cinco (2005)**, siendo las **11 :00 a.m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 1° de octubre de 2005, que textualmente dice así: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. *CONVOCATORIA*. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 07 de octubre de 2005, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria, están a su disposición en las oficinas de la compañía. Caracas, 01 de octubre de 2005. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente"

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, quienes presentaron cartas poderes, los cuales representan **dos mil treinta y siete millones quinientos veinticuatro mil quinientas ochenta y seis (2.037.524.586) acciones**, o sea, más del **ochenta y ocho por ciento (88%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** - la cual fue leída -, o sea, ***Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas

MANPA

2005 OCT 11 A 8:35

correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar las representantes del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

La Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes (fdo) firmas ilegibles."

Certificación que expido en Caracas, a los siete (7) días del mes de octubre del año dos mil cinco

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 07/10/2005
SATACORP

MANUFACTURA DE PAPEL MANPA
Estado del Quorum
Extraordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	2.037.524.586
% Quroum	:	88,819

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.037.524.586
% Quroum Tipo "A"	:	88,819

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL   FECHA : 07/10/2005
SATACORP   PAGINA: 1

COMISION NACIONAL DE VALORES
2005 OCT 11 A 8:35
ARCHIVO RECIBIDO

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	3.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.000	0,000
ARANGO MARIA CLAUDIA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	400.000	0,017
	Total Acciones	:=>	400.000	0,017
AñEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	121.629.569	5,302
	Total Acciones	:=>	121.629.569	5,302
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	17.598	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	17.598	0,001
ELIS JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0,938
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	11.594	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	11.594	0,001
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GOMEZ RUIZ GUSTAVO				
	Acciones Propias	:=>	1.425.072	0,062
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.425.072	0,062
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.041.149.922	45,386
	Total Acciones	:=>	1.041.149.922	45,386

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
LOPEZ PINEDA ALFREDO J				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	9.083.427	0,396
	Total Acciones	:=>	9.083.427	0,396
PAUL ALFREDO LUIS.				
	Acciones Propias	:=>	5.250	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.250	0,000
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	799.408.204	34,848
	Total Acciones	:=>	799.408.204	34,848
RODRIGUEZ ALVAREZ ALEJANDRO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
ZURIAS FANNY / PORTILLO GERALDINE				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.912	0,001
	Total Acciones	:=>	30.912	0,001
	Total Acciones General	:=>	2.037.524.586	88,819

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 07/10/2005
SATACORP PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ARANGO MARIA CLAUDIA	**400.000**	**0,017**
BANCO MERCANTIL FID.6726-4	400.000	0,017
AÑEZ DELFINO GUSTAVO	**121.629.569**	**5,302**
AªEZ DELFINO ARNALDO JOSE.	10	0,000
A±EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
DELFINO GOMEZ VIVIANNE	100.000	0,004
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES PENMAY, C.A.	4.230.114	0,184
INVERSIONES SF118 C.A.	49.768.530	2,169
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL DELFINO ALFREDO	1.253.112	0,055
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
ELIS JOHN	**21.433.364**	**0,934**
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
GONZALEZ NELLY	**1.041.149.922**	**45,386**
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
DELFINO BERTRAN SILVANA	67.583	0,003
DELFINO PARRA ELENA	10.682	0,000
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
DELFINO THORMAHLEN ALEJANDRO	291.362	0,013
DELFINO THORMAHLEN CARLOS EDUARDO	5.658.000	0,247
DITTMER MANZANO EGBERT	2.777.938	0,121
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACION CARLOS DELFINO FUND.CARLO	710.000	0,031
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 84709 C.A. .	777.793	0,034
INVERSIONES 85735, LTD	101.457.822	4,423
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES CESCARSA, C.A.	377.472	0,016
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
MADINA INVESTMENT	747.094	0,033
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA EUGENIA	504.049	0,022
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	809.000	0,035
PAPARONI MICALE JOSE GAETANO	230.000	0,010
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PARRA PARDI MARIA ELENA	47.696	0,002
RAMIREZ ORTIZ ANGEL JESUS	12.258.588	0,534
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
LOPEZ PINEDA ALFREDO J	**9.083.427**	**0,396**
ACTIVALORES SOCIEDAD DE CORRETAJE D	9.083.427	0,396
RIVAS RAMON	**799.408.204**	**34,848**
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1.821.608	0,079
NATSCUMCO(NOMINEE FOR CITIBANK NA	797.586.575	34,768
SUBERO DE DELFINO ADA	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
ZURIAS FANNY / PORTILLO GERALDINE	**30.912**	**0,001**
FDO.GTIA.DEP.Y PROTEC.BANC.(FOGADE)	30.912	0,001
Total Acciones Representadas =>	2.032.498.462	88,600
Total Acciones del Quorum =>	2.037.524.586	88,819

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 07/10/2005
SATACORP PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	3.000	0,000
CACERES FLORES JORGE HERNAN	17.598	0,001
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	11.594	0,001
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GOMEZ RUIZ GUSTAVO	173.000	0,008
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
HEREDIA JUAN BAUTISTA	45.000	0,002
PAUL ALFREDO LUIS.	5.250	0,000
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
Total Acciones Representadas =>	5.026.124	0,219
Total Acciones del Quorum =>	2.037.524.586	88,819

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 937:** Hoy, siete (7) de octubre de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Julio Bustamante, Juan Carlos Carpio, Nelson Isamit, Elena Delfino, y los Directores Suplentes Alberto Delfino, Fernando Paparoni, Angel Ranírez y Alejandro Delfino T. en ausencia de Alfredo Gómez Ruiz, Alicia Mariela Paparoni, Arnaldo Añez D. y Celestino Martínez P respectivamente. Igualmente se encontraba presente José Gaetano Paparoni Asesor.

1.- La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 17 de octubre de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 24 de octubre de 2005, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada el 7 de octubre de 2005, la cual decretó un dividendo extraordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

Certificación que expido en Caracas a los tres (3) días del mes de octubre del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

EL NACIONAL
FUNDADO EN 1943 CARACAS VENEZUELA
SÁBADO 1º
octubre de 2005
http://www.el-nacional.com
DEPÓSITO LEGAL PP 194301 DF
AÑO LXIII Nº 22.303

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 7 de octubre de 2005, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía.

Caracas, 1 de octubre de 2005

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

EL UNIVERSAL
PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND • PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004
SABADO 1 DE OCTUBRE DE 2005, CARACAS, VENEZUELA - AÑO XCVI - Nº 34.567 - DEPOSITO LEGAL PP-190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día 7 de octubre de 2005, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía.

Caracas, 1 de octubre de 2005

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2005 NOV -3 AM 8:29
ARCHIVO
RECIBIDO

Caracas, 02 de noviembre de 2005

Señores
Secretaría Ejecutiva de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al mes de **octubre de 2005**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al 31 de octubre de 2005 contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

Nomnre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CI / RIF	Número de Acciones	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10.00	4,38	4,38	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10.00	0,00	4,38	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168.750	10.00	0,01	4,39	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10.00	0,01	4,40	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45.215	10.00	0,00	4,40	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MICO DE CARDENAS YOLANDA MARGARITA	V000037522	570.402	10.00	0,02	4,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10.00	0,08	4,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10.00	0,00	4,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50.919.498	10.00	2,22	6,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL DELFINO ALFREDO	V000009349	1.253.112	10.00	0,05	6,78	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1.824.606	10.00	0,08	6,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12.258.588	10.00	0,53	7,39	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.946	10.00	0,00	7,40	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10.00	0,00	7,40	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10.00	0,01	7,40	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10.00	0,00	7,41	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10.00	0,00	7,41	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.252.072	10.00	0,05	7,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10.00	0,00	7,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10.00	0,00	7,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10.00	0,00	7,48	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10.00	0,00	7,48	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114.030	10.00	0,00	7,49	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84.546	10.00	0,00	7,49	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10.00	0,00	7,49	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10.00	0,00	7,49	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA.	V005532404	6.200.000	10.00	0,27	7,76	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10.00	0,13	7,89	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10.00	0,27	8,16	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10.00	0,00	8,17	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11.970	10.00	0,00	8,17	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O LUJAN ALFREDO JOSE.	V006824422	7.182	10.00	0,00	8,17	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.362	10.00	0,01	8,18	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10.00	0,00	8,18	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10.00	0,04	8,22	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10.00	0,00	8,22	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	230.000	10.00	0,01	8,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PENMAY, C.A.	J003178837	4.230.114	10.00	0,18	8,41	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1.133.172	10.00	0,05	8,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10.00	0,10	8,56	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10.00	0,80	9,36	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10.00	0,00	9,36	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10.00	0,00	9,37	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10.00	2,17	11,54	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1.386	10.00	0,00	11,54	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3.459.960	10.00	0,15	11,69	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815.136	10.00	0,04	11,72	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOLIVAR F.M.DE VZLA. F.M.I.C.A,S.A	J002966645	34.042	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AñEZ DELFINO ALBERTO ENRIQUE	V003663396	3.343	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4.452	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	2.834	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.646	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3.696	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5.796	10.00	0,00	11,73	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1.821.456	10.00	0,08	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PE¡ISTU, C.A.	J003690686	504	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1.764	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.946	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10.00	0,00	11,81	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.366	10.00	0,00	11,82	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1.302	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSARO GNARRA ANTONIO	V006811020	882	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003664281	36.682	10.00	0,00	11,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	809.000	10.00	0,04	11,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10.064	10.00	0,00	11,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10.00	0,00	11,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O BRAUN ALVARO.	V003659996	5.292	10.00	0,00	11,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2.910	10.00	0,00	11,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10.00	0,00	11,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10.00	0,00	11,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10.00	0,00	11,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FANDI¦O CARLOS	V005074137	672	10.00	0,00	11,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1.428	10.00	0,00	11,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10.00	0,00	11,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	88.620	10.00	0,00	11,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10.00	0,01	11,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10.00	0,00	11,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	48.678	10.00	0,00	11,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA, .C.A.	J002382210	2.184	10.00	0,00	11,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	640.490	10.00	0,03	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3.424	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346617	294	10.00	0,00	11,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4.452	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10.00	-	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003617296	76.482	10.00	0,00	11,91	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10.00	-	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10.00	-	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10.00	0,00	11,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J	49.768.530	10.00	2,17	14,08	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10.00	0,00	14,08	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10.00	0,16	14,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10.00	0,15	14,39	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10.00	0,00	14,39	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	879.972	10.00	0,04	14,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.200.000	10.00	0,14	14,57	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	986.684	10.00	0,04	14,61	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5.726.851	10.00	0,25	14,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 222, C.A.	J306535187	1.139.510	10.00	0,05	14,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10.00	0,03	14,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10.00	0,03	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18.438	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10.00	-	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10.00	0,00	14,97	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10.00	0,00	14,98	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10.00	-	14,98	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10.00	0,00	14,98	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10.00	0,00	14,98	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10.00	0,00	14,98	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10.00	0,00	14,98	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10.00	0,01	14,98	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10.00	0,00	14,99	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIANA RODRIGUEZ ALINA	V000281981	4.662	10.00	0,00	14,99	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10.00	1,92	16,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.764	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2.394	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29.736	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10.00	0,00	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ EDUARDO ELIAS	V003662991	119.238	10.00	0,01	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10.00	-	16,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10.00	0,01	16,93	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10.00	0,00	16,93	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10.00	0,01	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1.134	10.00	0,00	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10.00	0,00	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10.00	0,00	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10.00	0,00	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10.00	0,00	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5.040	10.00	0,00	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.764	10.00	0,00	16,94	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10.00	0,00	16,95	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10.00	0,12	17,07	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10.00	0,00	17,07	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10.00	0,02	17,09	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10.00	0,01	17,09	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10.00	0,00	17,09	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10.00	0,01	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1.134	10.00	0,00	17,10	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1.764	10.00	0,00	17,10	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE¦O JOSE OMAR	V005759118	1.764	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.386	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12.600	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10.00	0,00	17,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10.00	0,89	18,00	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA 1701, C.A.	J301651502	5.000	10.00	0,00	18,00	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC.	J	3.908.142	10.00	0,17	18,17	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10.00	0,00	18,17	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10.00	0,02	18,19	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583886	250.090	10.00	0,01	18,20	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AZUCAR MONTALBAN, S.A	J000027935	1.435.770	10.00	0,06	18,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10.00	0,00	18,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO DE HERRERA MARIANA	V007254309	5.250	10.00	0,00	18,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10.00	0,00	18,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10.00	0,00	18,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10.00	0,00	18,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10.00	0,00	18,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS	V006209259	78.750	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6.750	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10.00	0,00	18,28	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10.00	0,00	18,29	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURO DE ELLIS MARIA LUISA.	V008729872	78.750	10.00	0,00	18,29	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10.00	0,00	18,29	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A¦EZ DELFINO ARNALDO JOSE.	V003657855	10	10.00	-	18,29	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26.250	10.00	0,00	18,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33.600	10.00	0,00	18,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127.600	10.00	0,01	18,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10.00	0,00	18,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10.00	0,00	18,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10.00	0,00	18,31	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES CESCARSA, C.A.	J001074066	377.472	10.00	0,02	18,32	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3240, C.A.	J003666025	107.500	10.00	0,00	18,33	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10.00	0,09	18,42	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10.00	0,00	18,42	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10.500	10.00	0,00	18,42	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10.00	0,00	18,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10.00	0,00	18,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10.00	0,00	18,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10.00	0,00	18,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE INVERSION BANCARACAS, C.A.	J080091809	52.500	10.00	0,00	18,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10.00	0,00	18,43	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10.00	0,01	18,44	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10.00	0,00	18,44	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10.00	0,01	18,45	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10.00	0,01	18,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10.00	0,00	18,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10.00	0,00	18,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2.400	10.00	0,00	18,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10.00	0,00	18,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10.00	0,00	18,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10.00	0,00	18,46	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10.00	0,01	18,47	31/10/2005

2005 NOV -3 AM 8:39

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816647	12.600	10.00	0,00	18,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10.00	-	18,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10.00	0,00	18,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87.500	10.00	0,00	18,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10.00	0,00	18,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10.00	0,00	18,47	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OLIVARES HERIZE ALBERTO	V000023991	575.858	10.00	0,03	18,50	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10.00	-	18,50	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1.500	10.00	0,00	18,50	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10.00	0,00	18,50	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10.00	0,00	18,50	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10.00	0,00	18,50	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10.00	0,00	18,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10.00	0,00	18,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10.00	0,00	18,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10.00	0,00	18,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10.00	0,00	18,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28.150	10.00	0,00	18,51	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10.00	15,26	33,77	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10.00	0,00	33,77	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10.00	0,00	33,77	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10.00	0,02	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10.00	-	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6.500	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10.00	-	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10.00	-	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANA PEROZA CARLOS JESUS	V002765221	51.000	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7.500	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PiñA RAUF	V010204146	6.000	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10.00	0,00	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10.00	-	33,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10.00	-	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10.00	0,00	33,80	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10.00	0,00	33,80	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	797.586.575	10.00	34,77	68,57	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BASALO YANES RICARDO JOSE	V002940212	10.000	10.00	0,00	68,57	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10.00	0,06	68,63	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE MARIñO XIOMARA MARIA	V005570932	41.740	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10.00	-	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1.000	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10.00	0,00	68,64	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10.00	6,10	74,74	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10.00	0,00	74,74	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10.00	0,00	74,74	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10.00	0,00	74,74	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10.00	-	74,74	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10.00	1,08	75,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	10.00	0,00	75,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10.00	-	75,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEñALOZA CARMEN ZULAY	V009096246	100	10.00	-	75,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10.00	-	75,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2.400	10.00	0,00	75,82	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	15.200	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TANACHIAN RUBEN	V001751002	11.398	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4.000	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16.000	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10.00	0,00	75,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10.00	0,01	75,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2.000	10.00	0,00	75,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA DE VELUTINI TULIA VIRGINIA	V000041611	68.000	10.00	0,00	75,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308476072	169.433.930	10.00	7,39	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	6.600	10.00	0,00	83,23	31/10/2005

2005 NOV -3 AM 8:39

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA¦A AMANDA	V004349522	4.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10.00	0,00	83,23	31/10/2005

MANUFACTURAS DE [illegible]

ARCHIVO RECIBIDO 2005 NOV -3 AM 8: [illegible]

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA¦A AMANDA	V004349522	4.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10.00	0,00	83,23	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3.000	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23.500	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10.00	-	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10.000	10.00	0,00	83,24	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10.00	-	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10.00	-	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10.00	-	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6.875	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1.570	10.00	0,00	83,24	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9.300	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8.365	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	130.200	10.00	0,01	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003671561	9.540	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10.00	0,00	83,25	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10.00	0,00	83,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10.00	0,00	83,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10.00	0,00	83,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10.00	0,00	83,26	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10.00	0,01	83,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10.00	0,00	83,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10.00	0,00	83,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	127.672.981	10.00	5,57	88,83	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52.708	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBO FLORES JOSE RAMON	V006162404	4.000	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10.00	0,00	88,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250.000	10.00	0,01	88,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3.200	10.00	0,00	88,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10.00	0,00	88,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928306	15.000	10.00	0,00	88,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23.000	10.00	0,00	88,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10.00	0,00	88,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLEGAS MARIA DEL ROSARIO	V004579193	1.100	10.00	0,00	88,85	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10.00	0,00	88,86	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAÚTISTA	V005015905	2.300	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DIAZ ALBERTO JOSE	V003658283	43.500	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTEVES CONZO¦O DAVID NIKOLAI	V003797303	1.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1.512	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.460	10.00	0,00	88,86	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10.000	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314861	2.300	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10.00	-	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARAMILLO RAMIREZ LUIS FRANCISCO	V001852603	60.000	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049576	5.000	10.00	0,00	88,87	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466.976	10.00	0,02	88,89	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000766223	9.052	10.00	0,00	88,89	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3.000	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10.00	0,00	88,90	31/10/2005

COMISION NACIONAL DE VALORES
2005 NOV -3 AM 8:39
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THOMSON PETER GRAHAM.	V001064775	35.000	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10.00	0,00	88,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10.00	0,00	88,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10.00	0,00	88,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	800	10.00	0,00	88,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DELFINO ALFREDO	V000931866	96.500	10.00	0,00	88,91	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10.00	0,11	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10.00	0,00	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10.00	0,00	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10.00	0,00	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10.00	0,00	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10.00	-	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10.00	0,00	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ LEONOR M	V005304989	18.000	10.00	0,00	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10.00	0,00	89,02	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10.00	0,00	89,03	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10.00	0,00	89,03	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10.00	0,00	89,03	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2.527.450	10.00	0,11	89,14	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3.000.000	10.00	0,13	89,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10.00	-	89,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10.00	0,00	89,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10.00	0,00	89,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10.00	0,00	89,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10.00	0,00	89,27	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	65.175.046	10.00	2,84	92,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2.000	10.00	0,00	92,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10.00	0,00	92,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ GARCIA FERNANDO HERMOGENES	V006976384	35.000	10.00	0,00	92,12	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10.00	0,01	92,13	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10.00	0,00	92,13	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10.00	0,00	92,13	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTERNO BUGINI GUIDO JOSE	V004445875	60.000	10.00	0,00	92,14	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10.00	0,00	92,14	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10.00	0,00	92,14	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10.00	0,00	92,14	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10.00	0,97	93,11	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5.617.374	10.00	0,24	93,36	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10.00	0,24	93,60	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DALMA HOLDINGS A.V.V.	J305532966	4.232.374	10.00	0,18	93,78	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FDO.GTIA.DEP.Y PROTEC.BANC.(FOGADE)	J200032413	30.912	10.00	0,00	93,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10.00	0,00	93,79	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101.457.822	10.00	4,42	98,21	31/10/2005

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	28.000	10.00	0,00	98,21	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528636	3.907.906	10.00	0,17	98,38	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	45.000	10.00	0,00	98,38	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10.00	0,54	98,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10.00	0,00	98,92	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J000000000	8.569.728	10.00	0,37	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10.00	-	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI DE MONTEVERDE CLEMENTINA	V004350989	28.508	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1.260	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003476104	210	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6.300	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10.00	0,00	99,30	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10.00	0,54	99,84	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10.00	0,04	99,88	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V000315181	80.000	10.00	0,00	99,89	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	80.000	10.00	0,00	99,89	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	80.000	10.00	0,00	99,89	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10.00	0,00	99,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10.00	0,00	99,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10.00	0,00	99,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO DE ALAS MARIA DE LAS NIEVES	V004773490	331	10.00	0,00	99,90	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENT	J311927476	747.094	10.00	0,03	99,93	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10.00	-	99,93	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10.00	-	99,93	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10.00	0,00	99,93	31/10/2005
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10.00	0,07	100,00	31/10/2005
				2.294.009.424		100,00		

COMISION NACIONAL DE VALORES
2005 NOV -3 AM 8: 39
ARCHIVO
RECIBIDO

Molino Papel Cartón Imprenta Envases Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Continuas Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419-332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezu
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES

2005 OCT 24 AM 8:49

ARCHIVO
RECIBIDO

Caracas, 24 de Octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Presente.-

Att: Registro Nacional de Valores

Cumpliendo con lo establecido en el Instructivo para solicitar "Autorización Para Hacer Oferta Pública de Papeles Comerciales", por medio de la presente les informo que Manufacturas de Papel, C.A. (MANPA) SACA ha colocado en su totalidad la Serie I de la Emision 2005-I de Papeles Comerciales por la cantidad de TRES MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 3.000.000.000,oo).

Sin más que agregar y a su disposición

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 22 45

Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416
MANPA
Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venez
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES

2005 OCT 28 PM 3: 29

ARCHIVO RECIBIDO

Caracas, 28 de septiembre de 2005.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Reexpresados al 30 de septiembre de 2005.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de septiembre de 2005, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de septiembre de 2004, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 30 de septiembre de los años 2004 y 2005, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 30 de septiembre de 2005.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de septiembre de 2005, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de septiembre de 2004, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 30 de septiembre de los años 2004 y 2005, en Bolívares Históricos.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 901 22 45 Fax 901 23 17

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2005
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2005	3er. Trimestre 2004
Ventas Netas	309.221.001	369.813.823
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	210.771.701	223.761.451
Gastos de Administración	11.645.445	11.507.068
Gastos de Ventas	30.798.266	37.818.506
TOTAL COSTOS Y GASTOS OPERATIVOS	**253.215.412**	**273.087.025**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**56.005.589**	**96.726.798**
DEPRECIACION Y AMORTIZACION	**16.410.711**	**15.089.717**
UTILIDAD OPERACIONAL	**39.594.878**	**81.637.081**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-9.254.002	-14.911.185
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	472.140	313.363
Intereses Gastos	-2.576.741	-2.942.102
Diferencias en cambio - neto	4.613.532	3.788.124
Ganancia (Pérdida) monetaria	-2.952.705	-1.311.157
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**-443.774**	**-151.772**
UTILIDAD ANTES DE ISLR	**29.897.102**	**66.574.124**
Provisión ISLR	6.583.871	15.046.407
UTILIDAD NETA	**23.313.231**	**51.527.717**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
AL 30 DE SEPTIEMBRE DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2005
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2005	3er. Trimestre 2004
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	40.765.950	53.180.771
Cuentas por Cobrar Comerciales	73.723.455	73.933.197
Otras Cuentas por Cobrar	23.875.118	6.965.213
Inventarios	67.979.796	66.811.876
Gastos Pagados por Anticipado	1.664.326	4.616.121
Anticipo a Proveedores	5.857.271	9.683.635
TOTAL ACTIVO CIRCULANTE	**213.865.916**	**215.190.813**
Inversiones	21.098.438	17.493.032
ACTIVO FIJO NETO	**525.729.867**	**540.042.730**
Otros Activos	1.731.832	1.654.563
TOTAL ACTIVOS	**762.426.053**	**774.381.138**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
AL 30 DE SEPTIEMBRE DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2005
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2005	3er. Trimestre 2004
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	43.029.154	30.624.242
Porción Circulante Préstamos Largo Plazo	0	3.081.216
Cuentas por Pagar Comerciales	58.924.885	43.331.531
Otras Cuentas por Pagar	8.986.839	10.686.186
Dividendos	575.315	519.829
Otros	7.740.775	7.841.673
TOTAL PASIVO CIRCULANTE	**119.256.968**	**96.084.677**
ISLR POR PAGAR		
ISLR por pagar	1.921.884	7.854.903
TOTAL ISLR POR PAGAR	**1.921.884**	**7.854.903**
PASIVO A LARGO PLAZO		
Prestaciones Sociales y Otras Reservas	14.167.053	13.927.427
Otros Pasivos	1.650.992	1.797.776
TOTAL PASIVO A LARGO PLAZO	**15.818.045**	**15.725.203**
TOTAL PASIVO	**136.996.897**	**119.664.783**
PATRIMONIO	**625.429.156**	**654.716.355**
TOTAL PASIVO Y PATRIMONIO	**762.426.053**	**774.381.138**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2005
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2005
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o sub.	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004	22.940.094	131.468.761	(87.124)	265.195.890	15.440.884	53.859.221	136.751.741	625.569.467
Utilidad neta	-	-	-		-	23.313.231	-	23.313.231
Dividendos en efectivo	-	-	-	-	-	(24.770.537)	-	(24.770.537)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	1.316.995	1.316.995
SALDOS AL 30 DE SEPTIEMBRE DE 2005	22.940.094	131.468.761	(87.124)	265.195.890	15.440.884	52.401.915	138.068.736	625.429.156

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2005
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o sub.	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	131.468.761	34.339	265.195.890	15.440.884	31.471.476	132.335.888	598.887.332
Utilidad neta	-	-	-		-	51.527.717	-	51.527.717
Dividendos en efectivo	-	-	-	-	-	(17.210.139)	-	(17.210.139)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	21.511.445	21.511.445
SALDOS AL 30 DE SEPTIEMBRE DE 2004	22.940.094	131.468.761	34.339	265.195.890	15.440.884	65.789.054	153.847.333	654.716.355

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2005 Y 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE SEPTIEMBRE DE 2005
(Expresados en Miles de Bolívares)

	2005	2004
ACTIVIDADES OPERACIONALES:		
Utilidad neta	23.313.231	51.527.717
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	(61.883)	228.210
Participación en resultados de afiliadas no consolidadas	206.801	1.082.199
Retiro y consumo de equipos y partes industriales		165.366
Pérdida en venta de activos		1.266.434
Provisión para inversiones	(4.694.960)	(2.894.219)
Ganancia monetaria	2.952.705	1.311.156
Depreciación y amortización	16.410.711	15.089.717
Provisión para prestaciones sociales	13.352.777	11.950.432
Cambios en activos y pasivos circulantes	(11.624.369)	(25.694.035)
Cargos diferidos y otros activos	(341.790)	(145.938)
Pago de prestaciones sociales	(10.987.259)	(10.380.068)
Otras cuentas por pagar a largo plazo	(279.625)	550.818
Otros pasivos y créditos diferidos	-	(11.781)
Efectivo neto provisto por las actividades operacionales	28.245.839	44.046.008
ACTIVIDADES DE INVERSION:		
Adiciones de propiedades, planta y equipo, neto	(10.083.033)	(8.381.238)
Venta y retiros de propiedades y equipos, neto	70.391	2.030.277
Efectivo neto usado por las actividades de inversión	(10.012.642)	(6.350.961)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	24.842.886	12.321.672
Dividendos en efectivo	(28.754.170)	(17.210.139)
Efectivo neto usado en las actividades de financiamiento	(3.911.284)	(4.888.467)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	14.321.913	32.806.580
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	26.444.037	20.374.191
AL FINAL DEL PERIODO	40.765.950	53.180.771

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2005	3er. Trimestre 2004
Ventas Netas	296.311.235	304.753.572
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	198.526.462	176.040.547
Gastos de Administración	11.105.307	9.443.180
Gastos de Ventas	29.623.802	31.204.296
TOTAL COSTOS Y GASTOS OPERATIVOS	**239.255.571**	**216.688.023**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**57.055.664**	**88.065.549**
DEPRECIACION Y AMORTIZACION	**3.096.686**	**2.666.333**
UTILIDAD OPERACIONAL	**53.958.978**	**85.399.216**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-7.445.162	-12.288.132
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	450.072	262.602
Intereses Gastos	-2.475.892	-2.417.018
Diferencias en cambio - neto	4.277.612	2.956.027
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**2.251.792**	**801.611**
UTILIDAD ANTES DE ISLR	**48.765.608**	**73.912.695**
Provisión ISLR	6.350.056	12.223.130
UTILIDAD NETA	**42.415.552**	**61.689.565**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
AL 30 DE SEPTIEMBRE DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2005	3er. Trimestre 2004
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	40.765.950	45.860.669
Cuentas por Cobrar Comerciales	73.723.455	63.756.614
Otras Cuentas por Cobrar	23.875.118	6.006.482
Inventarios	64.578.719	55.857.400
Gastos Pagados por Anticipado	1.634.222	3.920.188
Anticipo a Proveedores	5.834.308	8.342.385
TOTAL ACTIVO CIRCULANTE	**210.411.772**	**183.743.738**
Inversiones	5.642.716	82.617
ACTIVO FIJO NETO	**52.302.823**	**37.569.081**
Otros Activos	1.731.832	1.426.819
TOTAL ACTIVOS	**270.089.143**	**222.822.255**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
AL 30 DE SEPTIEMBRE DE 2004
INTERINO PRELIMINAR
(En Miles de Bs.)

	3er. Trimestre 2005	3er. Trimestre 2004
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	43.029.154	26.408.948
Porción Circulante Préstamos Largo Plazo	-	2.657.100
Cuentas por Pagar Comerciales	58.924.885	37.367.134
Otras Cuentas por Pagar	8.986.839	9.215.279
Dividendos	575.315	448.277
Otros	7.760.764	6.930.361
TOTAL PASIVO CIRCULANTE	**119.276.957**	**83.027.099**
ISLR POR PAGAR		
ISLR por pagar	1.921.884	6.773.710
TOTAL ISLR POR PAGAR	**1.921.884**	**6.773.710**
PASIVO A LARGO PLAZO		
Prestaciones Sociales y Otras Reservas	14.167.053	12.010.377
Otros Pasivos	10.728.335	12.233.024
TOTAL PASIVO LARGO PLAZO	**24.895.388**	**24.243.401**
TOTAL PASIVO	**146.094.229**	**114.044.210**
PATRIMONIO	**123.994.914**	**108.778.045**
TOTAL PASIVO Y PATRIMONIO	**270.089.143**	**222.822.255**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2005
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas - Reserva legal	Utilidades retenidas - No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004	11.470.047	1.095.795	91.953.614	104.519.456
Utilidad neta	-	-	42.415.552	42.415.552
Dividendos en efectivo	-	-	(22.940.094)	(22.940.094)
SALDOS AL 31 DE SEPTIEMBRE DE 2005	11.470.047	1.095.795	111.429.072	123.994.914

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE 2004
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas - Reserva legal	Utilidades retenidas - No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	11.470.047	1.095.795	48.286.694	60.852.536
Utilidad neta			61.689.565	61.689.565
Dividendos en efectivo			(13.764.056)	(13.764.056)
SALDOS AL 30 DE SEPTIEMBRE DE 2004	11.470.047	1.095.795	96.212.203	108.778.045

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE SEPTIEMBRE DE LOS AÑOS 2005 Y 2004
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

ARCHIVO RECIBIDO

	2005	2004
ACTIVIDADES OPERACIONALES:		
Utilidad neta	42.415.552	61.689.565
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	(61.882)	196.798
Ganancia en venta de activos	-	(89.434)
Participación en resultados de afiliadas no consolidadas	(642.716)	(82.617)
Depreciación y amortización	3.096.686	2.666.333
Provisión para prestaciones sociales	11.967.698	8.986.721
Provisión para Inversiones	(5.000.000)	-
Cambios en activos y pasivos operacionales	(16.598.166)	(30.540.426)
Cargos diferidos y otros activos	(341.790)	(125.850)
Pago de prestaciones sociales	(8.480.581)	(6.574.882)
Otras cuentas por pagar a largo plazo	(215.624)	475.000
Otros pasivos y créditos diferidos	-	(88.882)
Efectivo neto provisto por las actividades operacionales	26.139.177	36.512.326
ACTIVIDADES DE INVERSION:		
Venta y retiros de propiedades y equipos	58.815	591.079
Adiciones a propiedades, planta y equipo, neto	(8.793.433)	(5.946.395)
Efectivo neto usado en las actividades de inversión	(8.734.618)	(5.355.316)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	26.729.340	12.985.448
Dividendos en efectivo	(26.510.507)	(13.764.056)
Efectivo neto provisto (usado) en las actividades de financiamiento	218.833	(778.608)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	17.623.392	30.378.402
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	23.142.558	15.482.267
AL FINAL DEL PERIODO	40.765.950	45.860.669

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,00
Capital Pagado:	Bs. 22.940.094.240,00
Capital Suscrito:	Bs. 22.940.094.240,00

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2005-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 30 de Septiembre de 2.005 según Resolución No. 146-2005, por un monto máximo de Bs. 10.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 17 de Marzo de 2.005 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 934 celebrada el 29 de Julio de 2.005
El Vicepresidente Corporativo de Finanzas de MANPA, el 13 de Octubre de 2.005, mediante atribuciones conferidas en reunión de Junta Directiva del 29 de Julio de 2.005, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 19 de Octubre de 2005
FECHA DE VENCIMIENTO: Caracas, 16 de Febrero de 2006
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A2"
CLASIFICADORES ASOCIADOS S&S, C.A	Categoría "A" Subcategoría "A2"

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2005-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 30 de Septiembre de 2.005 según Resolución No. 146-2005, por un monto máximo de Bs. 10.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 17 de Marzo de 2.005 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 934 celebrada el 29 de Julio de 2.005

El Vicepresidente Corporativo de Finanzas de MANPA, el 13 de Octubre de 2.005, mediante atribuciones conferidas en reunión de Junta Directiva del 29 de Julio de 2.005, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 19 de Octubre de 2005
FECHA DE VENCIMIENTO: Caracas, 16 de Febrero de 2006
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A2"
CLASIFICADORES ASOCIADOS S&S, C.A	Categoría "A" Subcategoría "A2"

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el 19 de Octubre de 2.005, con un plazo de 15 días continuos.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

****
***** REP. ACTIVIDAD *****
****

TRANSMISION OK

# TX/RX	8973
TEL CONEXION	7619325
ID CONEXION	CNV prensa
HORA INICIO	18/10 10:15
T USADO	01'42
PAG.	2
RESULTADO	OK

PARA: LIC. NERY MORALES
COMISION NACIONAL DE VALORES

DE: MARINA FIORAVANTI
MANPA

ANEXO ANUNCIO DE PRENSA INCLUYENDO EL PLAZO DE COLOCACIÓN.

MUY AGRADECIDA POR SU ATENCIÓN,

MARINA FIORAVANTI
901.2329

Molino Papel Escritorio Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES

2005 OCT 11 3:43

ARCHIVO RECIBIDO

Caracas 11 de octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

Anexo a la presente encontrará una fotocopia de la revisión de las calificaciones de la Emisión 2004-I de Manufacturas de Papel, C.A. (MANPA) SACA de los calificadores de riesgo: " Clave, Sociedad Calificadora de Riesgo, C.A". y "Clasificadores Asociados S&&, C.A. Sociedad Calificadora de Riesgo".

Asimismo le enviamos los recortes de prensa del Diario El Universal de fecha 11 de octubre de 2005, donde aparece publicada la revisión de las calificaciones de la Emision 2004-I de MANPA.

Sin màs que agregar y a la disposición para cualquier aclaratoria

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono: 901 22 45
Fax: 901 23 17

CLAVE

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacto:
Otto Rivero (0212) 905.6383

DICTAMEN DE CALIFICACIÓN DE RIESGO

Revisión Periódica - Caracas, octubre de 2005

Emisor: MANUFACTURAS DE PAPEL,C.A. (MANPA), S.A.C.A.

Tipo de Título	Emisión N°	Monto	Plazos	Calificación Inicial		
Papeles Comerciales	2004-I	Bs. 5 millardos	Entre 15 y 360 días	A	A1	Octubre 2004

Descripción de la Subcategoría A1, de la Categoría A: "Se trata de Instrumentos con escaso riesgo de inversión, ya que muestran una excelente capacidad de pago del capital y de los intereses, en las condiciones y los plazos pactados. A criterio del Calificador, se considerará que no existe la posibilidad de que cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, incrementen el riesgo del instrumento bajo consideración".

La Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A. en su sesión de fecha 5 de octubre de 2005, habiendo revisado el entorno y los resultados financieros del Emisor al cierre del AF2004 y primer semestre de 2005, y tomando en consideración que:

- Manpa ha incrementado su margen operativo, mostrando un sólido 18,7% al cierre de 2004 (12,1% al cierre del primer semestre del AF05). El emisor se ha concentrado en el negocio del papel (desinvirtiendo en el sector eléctrico y forestal) y ha acometido importantes programas de reducción de costos.
- El Emisor ha reducido progresivamente su deuda financiera con los fondos provenientes de las operaciones y desinversiones. La cobertura de intereses es muy holgada (31 veces en el primer semestre de 2005). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.
- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/05 el Efectivo y equivalente supera el monto de la deuda financiera.

Acordó mantener la calificación inicial, Categoría "A", Sub-categoría "A1", para la emisión N° 2004-I de Papeles Comerciales de MANPA.

Indices y Cifras Seleccionadas	Jun 05	Dic 04	Dic 03	Dic 02	Dic 01
Margen en operaciones	12,1%	18,7%	22,9%	12,4%	14,0%
Margen neto	8,2%	11,3%	7,5%	1,0%	3,0%
EBITDA/Intereses netos	30,93	34,50	17,88	4,72	5,72
Total pasivo/Patrimonio+Intereses minoritarios	0,20	0,16	0,19	0,24	0,21
Efectivo y equivalentes/Deuda Financiera a corto plazo	1,18	1,27	0,85	0,57	0,59
Deuda financiera neta (Bs. Constantes de junio 2005)	-4.981	-7.994	1.581	8.017	25.226
Liquidez (Activo circulante/Pasivo circulante)	1,71	2,08	1,75	1,39	1,97
Prueba del ácido	1,13	1,54	1,10	0,87	1,39

Por La Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A.:

Otto Rivero | César Mendoza | Sarino Russo

Advertencia:
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

EL UNIVERSAL

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contacto:
Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.
Revisión Periódica.
Caracas, octubre de 2005.

Emisor: MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Plazos	Calificación inicial		
Papeles Comerciales	2004-I	Bs. 5 millardos	Entre 15 y 360 días	**A**	**A1**	Octubre 2004

Descripción de la Subcategoría A1, de la Categoría A: "Se trata de instrumentos con escaso riesgo de inversión, ya que muestran una excelente capacidad de pago del capital y de los intereses, en las condiciones y los plazos pactados. A criterio del Calificador, se considerará que no existe la posibilidad de que cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, incrementen el riesgo del instrumento bajo consideración".

La Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A. en su sesión de fecha 5 de octubre de 2005, habiendo revisado el entorno y los resultados financieros del Emisor al cierre del AF2004 y primer semestre de 2005, y tomando en consideración que:

- Manpa ha incrementado su margen operativo, mostrando un sólido 18,7% al cierre de 2004 (12,1% al cierre del primer semestre del AF05). El Emisor se ha concentrado en el negocio del papel (desinvirtiendo en el sector eléctrico y forestal) y ha acometido importantes programas de reducción de costos.

- El Emisor ha reducido progresivamente su deuda financiera con los fondos provenientes de las operaciones y desinversiones. La cobertura de intereses es muy holgada (31 veces en el primer semestre de 2005). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.

- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/05 el Efectivo y equivalentes supera el monto de la deuda financiera.

Acordó mantener la calificación inicial, Categoría "A", Sub-categoría "A1", para la emisión N° 2004-I de Papeles Comerciales de MANPA.

Indices y Cifras Seleccionadas	Jun 05	Dic 04	Dic 03	Dic 02	Dic 01
Margen en operaciones	12,1%	18,7%	22,9%	12,4%	14,0%
Margen neto	8,2%	11,3%	7,5%	1,0%	3,0%
EBITDA/Intereses netos	30,93	34,50	17,88	4,72	5,72
Total pasivo/Patrimonio+Intereses minoritarios	0,20	0,16	0,19	0,24	0,21
Efectivo y equivalentes/Deuda financiera a corto plazo	1,18	1,27	0,85	0,57	0,59
Deuda financiera neta (Bs. Constantes de junio 2005)	-4.981	-7.994	1.581	8.017	25.226
Liquidez (Activo circulante/Pasivo circulante)	1,71	2,08	1,75	1,39	1,97
Prueba del ácido	1,13	1,54	1,10	0,87	1,39

Por la Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A.:

Otto Rivero. César Mendoza. Sarino Russo.

CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
TLF: (58)(212) 266-69-63 / 266-82-50

COMISION NACIONAL DE VALORES

2005 OCT 11 P 3:43

ARCHIVO RECIBIDO

REVISION DICTAMEN DE CALIFICACION DE RIESGO

EMISOR:	MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.
DESCRIPCION DE LOS TITULOS:	PROGRAMA 2004-I Papeles Comerciales hasta por la cantidad de CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000), aprobada en Asamblea Ordinaria de Accionistas el 25/04/2003
CALIFICACION VIGENTE:	A2
AUTORIZACION OFERTA PUBLICA:	Resolución N° 139-2004 CNV del 27-10-04

RESUMEN DE INDICADORES	31-12-02	31-12-03	31-12-04	6 meses 30-06-05
Solvencia	2,27	[illegible]	1,95	1,79
Liquidez ácida	0,77	0,98	1,40	1,18
Efectivo y sus equivalentes (MBs)	25.289.[illegible]	17.584.336	24.985.302	33.412.128
Pasivo Total / Patrimonio	24%	19%	16%	20%
Ventas Netas (MBs)	334.176.148	396.945.189	450.367.691	190.005.338
EBITDA (MBs) (1)	62.173.989	109.960.828	103.100.492	64.858.164
Gastos Financieros (MBs) (2)	19.038.637	6.743.158	3.492.601	1.377.812
Deuda Financiera Total (MBs)	33.472.273	20.691.734	16.991.043	28.431.427
EBITDA/GASTOS FINANCIEROS (1)(2)	3,27	16,31	29,52	47,07
EBITDA/SERVICIO DE LA DEUDA (1)(3)	1,18	4,01	5,03	2,18
Flujo de Caja Operativo FCO (MBs)(4)	48.058.658	47.638.063	61.209.302	23.504.649
FCO / Gastos Financieros (2)(4)	2,52	7,06	17,53	17,06
FCO / Servicio Deuda (3)(4)	0,92	1,74	2,99	0,79

(1) La EBITDA para Junio 2005 está anualizada
(2) Gastos Financieros incluyen la Pérdida Cambiaria
(3) Se incluyó la totalidad de la deuda financiera. (Incluye Gastos financieros)
(4) El flujo de Caja operativo para Junio 2005 corresponde a seis meses

MANPA es la empresa líder en Venezuela en la producción y conversión de papel para uso industrial, comercial, doméstico, escolar y de oficinas. La serie analizada muestra una tendencia creciente en las ventas, con una ligera disminución en las proyecciones para el cierre del 2005. En el último año, la empresa se ha desenvuelto en un entorno que se podría considerar adverso viéndose afectada por un control de precios y la entrada de nuevos competidores mediante importaciones, ocasionando una contracción de los niveles de ventas y de los márgenes, con repercusiones en la rentabilidad de la compañía. A pesar de estos factores MANPA mantiene su dominio en el mercado, según cifras proporcionadas por la empresa, para Junio 2005 registró un 50% de participación en el rubro Papel de Escribir e Imprimir, 47% para el renglón Papel para Envases y Embalajes, y un 40% en el rubro de higiénicos para Abril 2005. La empresa goza de una excelente posición de corto plazo, debido a la acumulación de efectivo y la buena generación de flujo de caja por operaciones. Esta favorable posición sumada a la mejoría del costo financiero de la compañía impulsado por el bajo nivel de tasas de interés y la reducción de la deuda se traduce en unos considerables niveles de cobertura de servicio de deuda. Es importante resaltar que la creciente posición en efectivo de la empresa le permite cubrir la totalidad de la deuda financiera.

La Junta Calificadora de S&S en su sesión del 06 de Octubre de 2005, basándose en lo anteriormente expuesto, acordó ratificar la calificación A2 otorgada para el programa de Papeles Comerciales PC2004-I de MANPA hasta por la cantidad de Bs. 5.000 millones, autorizado por la Comisión Nacional de Valores en su resolución N° 139-2004 del 27 de Octubre de 2004.

EDUARDO GRASSO V.　　　JUAN A. RODRIGUEZ B.　　　FILOMENA ALTERA A.

Caracas, 06 de Octubre de 2005

EL UNIVERSAL

CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
TLF.: (58-212) 266-6963/ 266-8250

REVISIÓN DICTAMEN DE CALIFICACIÓN DE RIESGO

EMISOR:	**MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.**
DESCRIPCIÓN DE LOS TÍTULOS:	PROGRAMA 2004-I Papeles Comerciales hasta por la cantidad de CINCO MIL MILLONES DE BOLIVARES(Bs. 5.000.000.000), aprobada en Asamblea Ordinaria de Accionistas el 25/04/2003
CALIFICACIÓN VIGENTES:	A2
AUTORIZACIÓN OFERTA PUBLICA:	Resolución Nº 139-2004 CNV del 27-10-04

RESUMEN DE INDICADORES	31-12-02	31-12-03	31-12-04	6 meses 30-06-05
Solvencia	1,27	1,53	1,95	1,79
Liquidez ácida	0,77	0,93	1,40	1,18
Efectivo y sus equivalentes (MBs)	25.289.707	17.584.336	24.985.302	33.412.128
Pasivo Total / Patrimonio	24%	19%	16%	20%
Ventas Netas (MBs)	334.176.148	396.945.189	450.367.691	190.005.338
EBITBA (MBs) (1)	62.173.989	109.960.828	103.100.492	64.868.184
Gastos Financieros (MBs) (2)	19.038.637	6.743.158	3.492.601	1.377,812
Deuda Financiera Total (MBs)	33.472.273	20.691.734	16.991.043	28.431.427
EBITDA/GASTOS FINANCIEROS (1) (2)	3,27	16,31	29,52	47,07
EBITDA/SERVICIO DE LA DEUDA (1) (3)	1,18	4,01	5,03	2,18
Flujo de Caja Operativo FCO (MBs) (4)	48.058.658	47.638.063	61.209.302	25.504.849
FCO / Gastos Financieros (2) (4)	2,52	7,06	17,53	17,06
FCO / Servicio Deuda (3) (4)	0,92	1,74	2,99	0,79

(1) La EBITDA para Junio 2005 está anualizada
(2) Gastos Financieros incluyen la Pérdida Cambiaria
(3) Se incluyó la totalidad de la deuda financiera. (Incluye Gastos financieros)
(4) El flujo de Caja operativo para Junio 2005 corresponde a seis meses

Manpa es la empresa líder en Venezuela en la producción y conversión de papel para uso industrial, comercial, doméstico, escolar y de oficinas. La serie analizada muestra una tendencia creciente en las ventas, con una ligera disminución en las proyecciones para el cierre del 2005. En el último año, la empresa se ha desenvuelto en un entorno que se podría considerar adverso viéndose afectada por un control de precios y la entrada de nuevos competidores mediante importaciones, ocasionando una contracción de los niveles de ventas y de los márgenes, con repercusiones en la rentabilidad de la compañía. A pesar de estos factores MANPA mantiene su dominio en el mercado, según cifras proporcionadas por la empresa, para Junio 2005 registró un 50% de participación en el rubro Papel de Escribir e Imprimir, 47% para el renglón Papel para Envases y Embalajes, y un 40% en el rubro de higiénicos para Abril 2005. La empresa goza de una excelente posición de corto plazo, debido a la acumulación de efectivo y la buena generación de flujo de caja por operaciones. Esta favorable posición sumada a la mejoría del costo financiero de la compañía impulsado por el bajo nivel de tasas de interés y la reducción de la deuda se traduce en unos considerables niveles de cobertura de servicio de deuda. Es importante resaltar que la creciente posición en efectivo de la empresa le permite cubrir la totalidad de la deuda financiera.

La junta Calificadora de S&S en su sesión del 6 de octubre de 2005, basándose en lo anteriormente expuesto, acordó ratificar la calificación A2 otorgada para el programa de Papeles Comerciales PC2004-I de MANPA hasta por la cantidad de Bs. 5.000 millones, autorizado por la Comisión Nacional de Valores en su resolución Nº 139-2004 del 27 de Octubre de 2004.

Eduardo Grasso V.	**Juan A. Rodríguez B.**	**Filomena Altera A.**

Caracas, 6 de octubre de 2005

Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Contínuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezu
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES
2005 SEP 15 P
DEVOLVER COPIA FIRMADA
ARCHIVO RECIBIDO

Caracas, 15 de septiembre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **REGISTRO NACIONAL DE VALORES**

Anexo a la presente encontrarán la página No 2 de la versión preliminar del prospecto con las correcciones sugeridas.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 901.22.45 Fax:901.23.17

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES
2005 OCT -4 P 2:33
ARCHIVO RECIBIDO

Caracas, 03 de octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

Anexo le estamos enviando Original de la planilla de depósito del Banco Provincial correspondiente a la Inscripción para hacer Oferta Pública de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA) SACA, así como también la Planilla de Liquidación de Ingresos de la Comisiòn Nacional de Valores.

Sin más que agregar y a su disposición

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telf: 901 22 45 Fax: 901 23 17

PLANILLA DE LIQUIDACION
INGRESOS

1.PLANILLA Nº
2.FECHA DE PAGO 04/10/2005

2005 OCT -4 P 2:33
ARCHIVO
RECIBIDO

INFORMACION DEL PAGADOR

3.Nombre o Razón Social:
MANUFACTURAS DE PAPEL, C.A (MANPA) C.A

4.Cedula de Identidad –
Rif: J-000235309

5.Dirección:
AVENIDA FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 11
CHACAITO (MANPA)

INFORMACIÓN DEL PAGO - Artículo 17° Ley de Mercado de Capitales

6.Numeral: 2
7.Inscripción: Acciones / Obligaciones
7.a. Oferta Pública de Papeles Comerciales
7.b. Cantidad Bs. 10.000.000.000,oo
7.c. Cantidad (letras): Diez mil millones de bolívares con 00/100
8.Inscripción para actuar como:
9.Contribución Anual:
9.a.

PLAZO DE PAGO

10.Páguese en los Bancos autorizados en el término

VALOR ACTUAL UNIDAD TRIBUTARIA

11. Bs. 29.400

CANTIDAD A CANCELAR

12. En letras: Diez y siete millones seiscientos cuarenta mil bolívares con 00/100
13. Bs 17.640.000
14.Cheque Número: 33601176
15. Banco: Venezolano de Crédito

VALIDACIÓN TERMINAL BANCO RECEPTOR

COMISION NACIONAL DE VALORES

2005 OCT 4 P 2:33

ARCHIVO RECIBIDO

BBVA Banco Provincial

DEPOSITO EN CUENTA

☐ AHORRO ☐ CORRIENTE

CODIGO CUENTA CLIENTE: 0102 7710 1004 0472 6

FECHA: 03/10/05

ENTREGA PARA EL HABER DE LA CUENTA A NOMBRE DE: CLIENTE (S): Comisión Nacional de Valores

NOMBRE DEL DEPOSITANTE: Manpa, C.A.

FIRMA DEL DEPOSITANTE: Manpa, C.A.

FIRMA Y SELLO DEL CAJERO

BANCO PROVINCIAL 0278
OF. LIBERTADOR SAMBIL
6 OCT 2005
RECIBIDO

SON: Diecisiete millones Seis cientos cuarenta mil con 00/100 BOLIVARES.

CHEQUES SOBRE OTROS BANCOS

No. CHEQUE	CODIGO CUENTA CLIENTE	NOMBRE DEL BANCO	IMPORTE Bs.
33601176	01040015100102222125	Vno Credito	17640000

SEGUN SEA EL DESTINO DEL DEPOSITO, ESTE SE RIGE POR EL CONTRATO DE CUENTA CORRIENTE BANCARIA CELEBRADO ENTRE EL BANCO PROVINCIAL, S.A. BANCO UNIVERSAL (EL BANCO) Y EL CLIENTE TITULAR DE LA CUENTA CORRIENTE IDENTIFICADA EN ESTA PLANILLA O, SI FUERE EL CASO, POR EL CORRESPONDIENTE REGLAMENTO PARA CUENTAS DE AHORRO QUE LE RESULTE APLICABLE A LA CUENTA CUYO NUMERO APARECE INDICADO EN ESTA PLANILLA. PARA QUE ESTE DEPOSITO TENGA VALIDEZ, NO DEBE PRESENTAR ENMIENDAS, DEBE ESTAR FIRMADO POR EL CAJERO Y SELLADO POR EL BANCO.

CAPITAL 89.461.552.000,00 - CARACAS - VENEZUELA

03-10-2005/B6337/IFH37/VP41539 /000011560/0108-0027-71-0100404726
COMISION NACIONAL DE VALORES
EF**************0 CH*****17,640,000.0 TOT*****17,640,000.00 000011560

☐ VER ANEXO DE ESTA PLANILLA

TOTAL GENERAL 17640000

(REFERENCIA PARA CONCILIAR SU ESTADO DE CUENTA)

CLIENTE

Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Teléfono (043) 468179 · 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

DEVOLVER
COPIA FIRMADA

ARCHIVO
RECIBIDO

Caracas, 13 de septiembre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: **REGISTRO NACIONAL DE VALORES**

Con relación al Acta de Verificación de documentos de solicitud de autorización para hacer Oferta Pública de Títulos Valores No CNV-25/09 de fecha 12 de septiembre de 2005, anexo a la presente encontrará las modificaciones a los documentos de acuerdo a las observaciones del acta, los cuales detallamos a continuación:

1 SOLICITUD FORMAL: Se eliminó la solicitud de inscripción en el Registro Nacional de Valores del acuerdo de Junta Directiva.

2 PROSPECTO: (Según el nuevo Instructivo)

2.1- En el punto 1.12 referido al uso de los fondos se esta indicando el porcentaje por actividad de utilización de dichos fondos.

2.2- Se incluye el resumen del Dictamen de las Calificadoras de Riesgo.

2.3- En el punto 2.5 referido a Principales Accionistas: se indica en una coletilla que la Caja Venezolana de Valores no es accionistas, el porcentaje corresponde a la totalidad de las subcuentas de los accionistas.

2.4- En el punto 2.7 de Capital social se unieron los párrafos 3 y 4

2.5- En la página 17 se separaron los párrafos 2 y 3

2.6- En los estados financieros dictaminados se ajustaron las columnas del Balance General a la derecha.

2.7- En la información relativa a la Resolución Nº 016-86 de la posición en moneda extranjera, se determinó la posición neta en moneda extranjera.

3 AVISO DE PRENSA

Se corrigió la expresión publicidad

4 CARTA DE SOLICITUD DE ACEPTACIÓN DEL REPRESENTANTE COMUN

Se corrigió el último párrafo

5 INFORMACION ADICIONAL:

Se esta consignando la hoja de identificación

Molino Papel Escritura Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 101 0. A Venezu
Teléfono (02) 9012311

Adicionalmente, se anexa dos hojas correspondientes a la información adicional con correcciones por errores de transcripción y también la página 2 del prospecto en la que se eliminó la palabra notificación en el segundo párrafo.

Igualmente estamos incluyendo los dictámenes de las calificadoras de riesgos.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 901.22.45 Fax:901.23.17

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311

CARACAS, 22 DE AGOSTO DE 2.005

CIUDADANO
PRESIDENTE Y DEMAS MIEMBROS
DEL DIRECTORIO DE LA COMISION
NACIONAL DE VALORES
SU DESPACHO

ESTIMADO SEÑORES:

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 29 DE JULIO DE 2005. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,oo).

ASIMISMO SOLICITO LA INSCRIPCIÓN EN EL REGISTRO NACIONAL DE VALORES DE LA AUTORIZACIÓN PARA EMITIR PAPELES COMERCIALES DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, APROBADA EN JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DE FECHA 29 DE JULIO DE 2005 HASTA POR UN MONTO DE DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00), DE CONFORMIDAD CON LO APROBADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 17 DE MARZO DE 2005 EN DONDE SE AUTORIZO A LA JUNTA DIRECTIVA DE LA SOCIEDAD PARA EMITIR PAPELES COMERCIALES HASTA POR LA CANTIDAD DE QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00).

1.8 Custodia de los Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 29 de julio de 2.005, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el XXX de XXXXX de 2005, bajo el Nº XXXXX.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se presenta un resumen de los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2."

Esta calificación se fundamenta en:

Para el período analizado, la empresa se ha desenvuelto en un entorno que podría considerarse adverso. Los controles de precios acompañados de la entrada de nuevos oferentes de origen extranjero han producido una contracción de las ventas y los márgenes, repercutiendo sobre la rentabilidad de la compañía. Sin embargo, la empresa goza de una buena posición de corto plazo debido a la acumulación de efectivo y de una buena generación de flujo de caja . Lo anterior acompañado de la reducción de las tasas de interés y del bajo endeudamiento ha provisto a la empresa de buenos niveles de cobertura de servicio de deuda.

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2."

Esta calificación se fundamenta en:

- Manpa ha incrementado su margen operativo, mostrando un sólido 18,7% al cierre de 2004 (22,9% al cierre del AF03). El Emisor se ha concentrado en el negocio del papel (desinvirtiendo en el sector eléctrico y forestal) y ha acometido importantes programas de reducción de costos.

- El Emisor ha reducido progresivamente su deuda financiera con los fondos provenientes de las operaciones y desinversiones. La cobertura de intereses es muy holgada (32 veces

en el primer semestre de 2005). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.

- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/05 el Efectivo y equivalentes supera el monto de la deuda financiera.

- Con la aparición de un nuevo competidor local (Invepal), el incremento de las importaciones de papeles blancos y el incremento en los precios de la materia prima importada, los resultados proyectados para el AF05 son menos favorables aunque continuaran siendo altamente positivos. Los altos dividendos cancelados en efectivo y los mayores desembolsos en adiciones de equipos hacen prever un incremento en el endeudamiento del Emisor.

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

2.5 Principales Accionistas:

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Al 30 de Junio de 2005.

Accionistas	Participación
Natscumco (J-303087116)	34,77%
Claridge, L.T.D.(J-303120792)	15,25%
Milanasa, Corp.(J-308476072)	7,38%
Brown Brothers Harriman & Co.(J-30885844)	6,10%
C.V.V. Caja Venezolana de Valores(J-300187934)(*)	5,52%
Inversiones 85735, LTD(J-306225129)	4,42%
Fundación Carlos Delfino(J-00163956-0)	4,38%
Otros (**)	22,15%
TOTAL	100,00%

(*) La C.V.V no es accionista, el porcentaje (%) que posee representa la totalidad de las subcuentas de los accionistas.

(**) Accionistas que individualmente poseen menos de 4%.

2.6 Compañías Filiales y Afiliadas:

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

SIMCO

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,00), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones

Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,00), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,00.

2.8 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolivares)

	Notas	2004	2003
ACTIVO			
ACTIVO CIRCULANTE			
Efectivo y equivalentes de efectivo	1, 17 y 18	23,142,558	16,287,436
Inversiones temporales (Notas 1, 3 y 17)			
		23,142,558	16,287,436
Efectos y cuentas por cobrar - neto	3, 17 y 18	80,294,402	66,670,946
Anticipos a proveedores y otros	17	4,813,668	2,874,849
Crédito fiscal IVA, neto			
Inventarios - neto	1 y 4	42,434,480	56,610,506
Gastos pagados por anticipado		885,614	907,560
Otros activos circulantes – neto	1 y 5	10,325,755	8,789,714
Total activo circulante		161,896,477	152,141,011
INVENTARIO DE REPUESTOS A LARGO PLAZO	4	6,587,480	8,834,217
INVERSION EN AFILIADA - Neto	1 y 6	4,020,200	5,376,097
PROPIEDADES, PLANTA Y EQUIPOS - Neto	1 y 7	476,304,208	473,667,278
COSTOS DE PROYECTOS FORESTALES (Notas 1 y 9)			
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1 y 8	1,390,042	1,300,969
TOTAL		650,198,407	641,319,572
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE			
Pagarés y sobregiros bancarios	9	12,800,000	12,657,441
Contratos de venta con arrendamiento posterior	10	561,914	-
Obligaciones y papeles comerciales	11	2,937,900	6,508,213
Documentos por pagar	17 y 20	2,486,040	1,457,311
Cuentas por pagar	12 y 17	36,238,540	49,729,481
Dividendos por pagar	15	4,145,728	6,172,573
Gastos acumulados por pagar		8,213,985	8,539,753
Impuestos por pagar	1 y 13	3,573,156	8,569,306
Impuesto sobre la renta diferido	1 y 13	6,750,000	-
Total pasivo circulante		77,707,263	93,634,078
PRESTAMOS A LARGO PLAZO	9 y 15		-
OBLIGACIONES EMITIDAS EN CIRCULACION	10		-
OTRAS CUENTAS POR PAGAR A LARGO PLAZO			
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	1	9,691,114	8,589,773
OTROS PASIVOS Y CREDITOS DIFERIDOS		416,821	490,586
IMPUESTO SOBRE LA RENTA DIFERIDO			
Total pasivo		87,815,198	102,714,437
INTERESES MINORITARIOS		1,712,875	1,330,433
PATRIMONIO - Según estado financiero adjunto	1, 15 y 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

Ver notas a los estados financieros consolidados

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.004, 2.003 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2005.

(En miles de US$)

	Al 30-06 2005	Al 31 de diciembre 2004	2003
Activo:			
Efectivo e inversiones temporales	7.010	10.836	7.238
Cuentas por cobrar comerciales	5.010	8.937	5.865
Cuentas por cobrar compañías relacionadas	670	728	101
Depósitos dados en garantía	3.500	1.319	1.000
Anticipos a proveedores y deudores diversos	3.581	1.556	1.005
	19.771	23.376	15.209
Pasivo:			
Pagarés y sobregiros bancarios	-	1.295	764
Cuentas por pagar comerciales	19.562	11.027	17.524
Cuentas por pagar compañías relacionadas	-	-	364
Gastos acumulados por pagar y otras	1.634	1.736	1.102
	21.196	14.058	19.754
Posición Neta en Moneda Extranjera	(1.425)	9.318	(4.545)

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2002-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el ** de **** de 2.002 según Resolución No. ***, por un monto de Bs. 8.000.000.000,00 o su equivalente en dólares de los Estados Unidos de América y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de Abril de 2.001 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 884 celebrada el 22 de Febrero de 2.002.
El Vicepresidente Corporativo de Finanzas de MANPA, el *** de *** de 2.002, mediante atribuciones conferidas en reunión de Junta Directiva del 22 de Febrero de 2.002, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE *****
BS. *****

La presente serie está representada por un Titulo Unico por el monto de Bs. ****, el cual estará en custodia en las oficinas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., en su carácter de Agente de Pago, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

PRECIO DE COLOCACION:
LUGAR Y FECHA DE EMISION:
FECHA DE VENCIMIENTO:
PLAZO:
MONTO DE LA INVERSION:

RENDIMIENTO
****** %**
Base 360 Días

CALIFICACION DE RIESGO

CLASIFICADORES ASOCIADOS S&S, C. A. SOCIEDAD CALIFICADORA DE RIESGO	Categoria A; Sub-Categoria A3
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C. A.	Categoria A; Sub-Categoria A2

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mìnimo de la inversiòn no podrá ser inferior a Cien Mil Bolìvares (Bs. 100.000,00)

En caso de que se emita una serie de Papeles Comerciales en dòlares de los Estados Unidos de Amèrica y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dòlares de los Estados Unidos de Amèrica siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolivares a la tasa de cambio oficial.

COLOCACION
(en Firme, Garantizada o a Mayores Esfuerzos)
AGENTE DE COLOCACION

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el ** de **** de 2.002, con un plazo de 15 días continuos.

PUBLICIDAD AUTORIZADA POR LA COMISION NACIONAL DE VALORES

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezu
Teléfono (02) 9012311

2005 SEP 13 P 3:15
ARCHIVO
RECIBIDO

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, conforme con lo resuelto en la Asamblea Ordinaria de Accionistas celebrada el 17 de Marzo de 2.005 y suficientemente autorizado para este acto por la Junta Directiva en su sesión de fecha 29 de Julio de 2.005 , solicito de la Comisión Nacional de Valores la aprobación del **VENEZOLANO DE CREDITO, S. A. Banco Universal**, como representante Común de los Obligacionistas de la emisión de Papeles Comerciales 2.005-I, por **DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00)**, aprobada en la Asamblea antes mencionada. Acompaño constancia de aceptación de la entidad bancaria propuesta, copia del modelo de contrato a ser suscrito entre mi representada y el **VENEZOLANO DE CREDITO, S. A. Banco Universal.** Asimismo, dejo constancia de que las relaciones existentes entre mi representada y esta institución financiera no se asimilan a los casos previstos en los ordinales del Artículo 4° de las "Las Normas Sobre la Organización y Protección de los Obligacionistas".

Caracas, a los Veintiocho (22) días del mes de agosto de Dos Mil Cuatro (2004).

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas
jlovera@manpa.com.ve
Teléfonos:901.23.35 Fax: 901.23.17

COMISION NACIONAL DE VALORES
2005 SEP 13 P 3:15

COMISION NACIONAL DE VALORES
HOJA DE IDENTIFICACIÓN

Nombre de la Entidad Emisora: Manufacturas de Papel, C.A. (MANPA) SACA

Datos de Registro: Inscrita en el Registro de Comercio de la Circunscripción Judicial del Distrito Capital y Estado Miranda el 31 de marzo de 1950, bajo el No 379, Tomo 1-B, Expediente 3251.

R.I.F. No: J-00023530-9

Dirección y Teléfonos Oficinas Principales: Avenida Francisco de Miranda Con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 12 Municipio Chacao – Caracas. Telefono: 901 23 35 y Fax 901 23 17

Representante: Juan Antonio Lovera, VP Corporativo de Finanzas. Avenida Francisco de Miranda Con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 11 Municipio Chacao – Caracas. Telefono: 901 23 35 y Fax 901 23 17

DESCRIPCIÓN DE LA EMISIÓN

Tipo de Titulo : Papeles Comerciales al Portador
Valor Nominal: NA
Cantidad de Títulos: Macrotìtulo
Precio estimado de oferta, por títulos: NA
Monto total de la emisión: Bs. 10.000.000.000,oo
Convertibilidad: NA
Vencimiento: NA
Otras características especiales: NA

NO ESCRIBA EN ESTE ESPACIO

Fecha de Recepción **Observaciones:**

No. De Registro:

Fecha de Registro:

Superior Segundo de lo contencioso Tributario, bajo el N° 809. La contingencia en este caso es de Bs. 1.645.923,71. En fecha 23 de Septiembre de 1996, la empresa se acogió al beneficio contemplado en la Ley de Remisión Tributaria. Según el Dictamen N° 04-00-01-46 se declaró procedente la remisión y se encuentra en espera del finiquito correspondiente.

- Recurso Contencioso Tributario en fecha 20 de Septiembre de 1994, en contra de la Resolución N° HJI-100-00386 de fecha 06 de Mayo de 1994, correspondiente a los ejercicios 1985, 1986 y 1987, el cual cursa por ante el Tribunal Superior Sexto de lo contencioso Tributario, bajo el N° 862, en espera de sentencia. La contingencia en este caso es de Bs. 47.838.395,64.

- Recurso Jerárquico interpuesto en fecha 26 de febrero de 1998 por la empresa C.A. FABRICA DE PAPEL DE MARACAY en contra de la Resolución Culminatoria de Sumario Administrativo N° GRTI-RCE-DSA-540-500 0003 y la Resolución de Multa N° GRTI-RCE-DSA-540 0004 ambas de fecha 15 de enero del 98 notificadas el 23 de enero del mismo año las cuales confirman en todas sus partes el Acta de Determinación N° GRTI-RCE-FM-500-00017-07 de fecha 3 de enero de 1997, referidas a impuesto al valor agregado e impuestos al consumo suntuario y a las ventas al mayor por los períodos de imposición comprendidos entre 01/10/93 al 30/06/95, ambos inclusive. La contingencia fiscal para este caso es de Bs. 51.052.509,00 (impuesto), 56.224.339,00 (multa), 44.528.761,00 (intereses). Según información suministrada por el SENIAT.

- Existen dos (2) Recursos Contencioso Tributario interpuestos por la empresa C.A. FABRICA DE PAPEL DE MARACAY, en fechas 13 de Diciembre de 1.990 y 26 de Septiembre de 1.991, el primero contra Resolución N° HRCE-540-000099 y el segundo contra la Resolución N° HRCE-540-000-280, ambos correspondiente a los ejercicios 1.983,1.984 y 1.985, ambos cursan en el Tribunal Superior Tercero de lo Contencioso Tributario acumulados en un solo expediente. La contingencia para el primer Recurso mencionado es de Bs. 11.833.725,46 (impuesto) y Bs. 7.133.772, 83 (intereses) dando un total de Bs. 18.967.498,29; para el segundo Recurso el monto total contingente es de Bs. 2.812.560,10. En fecha 23 de Septiembre de 1.996, se acogió al beneficio de remisión tributaria contemplada en la Ley de Remisión Tributaria y se encuentra en espera del finiquito correspondiente

- También existió un Recurso Contencioso Tributario interpuesto en fecha 11 de Noviembre de 1.993, contra la Resolución N° HJI-100-00404 del 21/09/93, correspondiente a los ejercicios 1.987 y 1.988, el cual fue decidido parcialmente a favor de la empresa por el Tribunal Superior Octavo de lo Contencioso Tributario en fecha 24 de octubre de 1.995. Actualmente se encuentra en la Corte Suprema de Justicia. La contingencia de acuerdo con el fallo favorable es de Bs. 2.957.595,05 y Bs. 4.024.881,44. El 24 de septiembre de 1.996, se acogió el beneficio de remisión tributaria.

- Por otra parte, existe un Recurso Contencioso Tributario en materia de INCE, interpuesto el 15 de Febrero de 1.997, contra la resolución emanada de este Instituto en fecha 11 de Noviembre de 1.996, correspondiente a los períodos comprendidos entre el 01/01/90 hasta el 30/06/95, que cursa en el Tribunal Superior Séptimo de lo Contencioso Tributario. La contingencia total es de Bs. 12.060.975,00.

- En fecha 21 de diciembre de 1998 se interpuso por ante el Servicio Nacional Integrado de Administración Tributaria (SENIAT) de la Región Capital Escrito de Descargos contra, las Actas de Reparos Nos. GRTI-RCE-DFE-01—I(SLR-69-2,69-2-2,69-2-1, levantadas en materia de Impuesto Sobre la Renta para los períodos 01/01/94 al 31/12/94, 01/01/95 al 31/12/95 y 01/01/96 al 31/12/96

- Cursa Recurso Jerárquico interpuesto en fecha 7 de julio de 2003, contra la Resolución No. 11-10-01-3-02-000852, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 25 de abril de 2002 y notificada el 13 de junio de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), para el mes de marzo de 2002, por un monto de TRECE MILLONES DOSCIENTOS CUARENTA MIL OCHOCIENTOS OCHENTA Y SEIS BOLÍVARES SIN CÉNTIMOS (Bs. 13.240.886,00). Actualmente, el caso se encuentra en espera de decisión.

- Cursa Recurso Jerárquico interpuesto en fecha 4 de junio de 2003, contra la Resolución No. 11-10-3-02-000461, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 6 de marzo de 2002 y notificada el 28 de mayo de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), para el mes de enero de 2002, por un monto de TREINTA Y CINCO MILLONES QUINIENTOS CINCUENTA Y SIETE MIL CIENTO SESENTA Y UN BOLÍVARES CON CINCUENTA Y CUATRO CÉNTIMOS (Bs. 35.557.161,54). Actualmente, el caso se encuentra en espera de decisión.

AREA ADMINISTRATIVO – ECONÓMICA

- EXP- 0808 Apertura de procedimiento administrativo el 26 de agosto de 2003 a la empresa Corporación Industrial ALPES, S.A. referente a la supuesta falta de pago de $5.321.716,20 correspondiente al 90% del valor FOB de las exportaciones amparadas en las declaraciones de aduanas que allí se indican, mediante el Auto de Apertura N° 0808 de fecha 26 de agosto de 2003. El 19 de noviembre se presentaron los escritos de alegatos. Actualmente, el caso se encuentra en espera de decisión.

- EXP- 1835 Requerimiento de información a la empresa Fábrica de Papel Maracay mediante auto de notificación N°FGIF-EXP 1042 emitido el 4 de marzo de 2004 y fue notificado ala empresa el 16 de mazo de este mismo año. El 30 de marzo de 2004 se presentó el Escrito de alegatos y el 13 de abril se presentó un escrito por el cual se contesta el oficio emitido por ese Ministerio en fecha 22 de marzo de 2004. Actualmente, el caso se encuentra en espera de designación de funcionario y de la decisión.

- EXP- 227 Requerimiento de información a la empresa Aserradero Venwood, C.A. mediante el auto de notificación N° FGIF-EXP 1026 emitido el 4 de marzo de 2004 y notificado a la empresa el 16 de marzo. El 30 de marzo se consignó el Escrito de alegatos y el 5 de julio fue designado el funcionario sustanciador Iván Vargas. Actualmente, llegada la información solicitada al Banco Mercantil, el funcionario indicó que falta consignar la información correspondiente a las planillas 290124, 307514, 77073.

- EXP. I-2273. Requerimiento de información a la empresa Manufacturas de Papel (MANPA), C.A. mediante auto de notificación N° FGI-IMP-2343 emitido el 14 de mayo de 2004 y notificado a la empresa el 18 de mayo. El 18 de junio de 2004 se consignó un escrito de descargos correspondiente a este requerimiento y al requerimiento del auto FGIF-IMP-2334. Actualmente, el caso se encuentra en espera de designación de funcionario y dela decisión.

- EXP- I-320 Requerimiento de información a la empresa C.A. Fábrica de Papel Maracay, mediante el Auto de notificación de N° FGI-IMP-2094 emitido el 30 e abril de 2004 y notificada a la empresa el 11 de mayo. El 18 de junio de 2001 se consignó escrito de descargo ante el Ministerio. Actualmente el caso se encuentra pendiente de la designación de funcionario y en espera de la decisión.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

3.4. Dictámenes de las Sociedades Calificadoras de Riesgo.

CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
TLF: (58)(212) 266-69-63 / 266-02-50

RESUMEN DEL DICTAMEN DE CALIFICACION DE RIESGO

EMISOR:	MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
DESCRIPCION DE LOS TITULOS:	Papeles Comerciales al portador hasta por la cantidad de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000) o su contravalor en dólares americanos, emisión aprobada en Asamblea Ordinaria de Accionistas celebrada el 17/03/2005 y según lo acordado por la Junta Directiva, en reunión del 29/07/2005.
PLAZO DE LOS TITULOS:	Entre 15 y 360 días
USO DE LOS FONDOS:	Cubrir las necesidades de Capital de Trabajo.
INFORMACION ANALIZADA:	a) Estados financieros al 31 de Diciembre de los años 2002, 2003 y 2004, auditados por Lara, Marambio & Asociados (Deloitte & Touche) y un corte no auditado para el 30 de Junio 2005 b) Información económico-financiera en bolívares constantes al 30 de Junio 2005 c) Entrevistas con Ejecutivos de la empresa d) Información sectorial
RIESGO:	A2 Categoría: "A" Corresponde a aquellos instrumentos con una buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía, sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado Sub-categoría: "A2": Se trata de instrumentos con mínimo riesgo de inversión, su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.
PERIODICIDAD DE LA REVISION:	Ciento ochenta (180) días contados a partir del inicio de la oferta pública autorizada por la Comisión Nacional de Valores, o cuando CLASIFICADORES ASOCIADOS S&S, C.A. (S&S) tenga conocimiento de hechos que puedan alterar substancialmente el nivel de riesgo de los títulos valores emitidos

EDUARDO GRASSO V. JUAN A. RODRIGUEZ B. FILOMENA ALTERA A.

Caracas, 01 de Septiembre de 2005

Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contactos:
Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.
Hoja Resumen.
Caracas - Venezuela, agosto de 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Denominación	Plazo
Papeles Comerciales	2005-I	Bs. 10.000.000.000,00.	En Bolívares.	Entre 15 y 360 días
Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 17 de marzo de 2005.				

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A2**	29 de agosto de 2005	Al 30/06/05 (no auditados)	En seis (6) meses.
Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".				
Definición de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opinión del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".				

Por la Junta Calificadora:

Otto Rivero — Daniel Abreu — Sarino Russo

Fundamentos de la calificación:

- Manpa ha incrementado su margen operativo, mostrando un sólido 18,7% al cierre de 2004 (22,9% al cierre del AF03). El Emisor se ha concentrado en el negocio del papel (desinvirtiendo en el sector eléctrico y forestal) y ha acometido importantes programas de reducción de costos.

- El Emisor ha reducido progresivamente su deuda financiera con los fondos provenientes de las operaciones y desinversiones. La cobertura de intereses es muy holgada (32 veces en el primer semestre de 2005). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.

- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/05 el Efectivo y equivalentes supera el monto de la deuda financiera.

- Con la aparición de un nuevo competidor local (Invepal), el incremento de las importaciones de papeles blancos y el incremento en los precios de la materia prima importada, los resultados proyectados para el AF05 son menos favorables aunque continuarán siendo altamente positivos. Los altos dividendos cancelados en efectivo y los mayores desembolsos en adiciones de equipos hacen prever un incremento en el endeudamiento del Emisor.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. Las principales plantas se encuentran en Maracay, Edo. Aragua, y en Valencia, Edo. Carabobo. En 2004, el 34,3% de la producción de Manpa se vendió en bobinas mientras que el 65,7% restante se convirtieron y vendieron como producto terminado; 92,4 % de dicha ventas fueron al mercado nacional.

Con el crecimiento del PIB en el segundo trimestre de 2005 (+11,1%), son siete los períodos consecutivos de expansión económica que se han disfrutado, desde que en el cuarto trimestre de 2003 se revirtiera la tendencia contractiva que originara los acontecimientos políticos de los años 2002 y 2003, que incluyen el paro de la industria petrolera en diciembre 2002 -

enero 2003. La cotización promedio de la cesta de exportación petrolera venezolana ha sufrido un fuerte incremento desde el segundo semestre de 2004, promediando US$ 40,7 por barril en el primer semestre de 2005. Los mayores ingresos petroleros unido a los procesos electorales, han condicionado un incremento importante del gasto público por la vía presupuestaria y no presupuestaria (gasto social de PDVSA, BANDES, uso de las reservas). La economía se ha visto igualmente favorecida por la mayor estabilidad política, la agilización de la entrega de divisas, la liberación parcial de precios de bienes y servicios y las bajas tasas de interés. El consumo privado viene creciendo en el último año y medio, producto de la reducción del desempleo, los ajustes salariales y la redistribución del ingreso a través de las misiones. Los mayores ingresos en divisas del país, han permitido una acumulación de reservas internacionales que, junto al control de cambios impuesto luego del cierre del mercado cambiario en enero de 2003, le han conferido una mayor estabilidad al tipo de cambio.

Consumo Aparente de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	75.049	70.791	80.361	121.614
Envases/Envolturas	35.118	35.528	25.051	34.151
Higiénicos	165.606	124.729	86.919	141.165
Total:	275.773	260.130	192.331	296.930

Fuente Apropaca.

En los años de recesión, el consumo aparente de productos intermedios que fabrica el Emisor se contrajo (5,6% en 2002 y 26,1% en 2003). Los rubros mas afectados fueron los papeles Higiénicos y de Envases y Envolturas. No obstante, el consumo aparente de papeles de Impresión y Escritura se incrementó en 2003, reflejando una tendencia a la importación creciente de bobinas para su conversión local, en lugar de la importación de productos finales. Con la recuperación de la actividad económica y del consumo en 2004, el consumo aparente de productos intermedios que fabrica el Emisor, se expandió 54,4%. Todos los rubros tuvieron un desempeño positivo: Impresión y Escritura (+51,3%); Envases y Envolturas (+36,3%); Higiénicos (+62,4%).

Producción de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	69.331	72.706	61.413	83.228
Envases/Envolturas	20.522	16.497	14.322	18.157
Higiénicos	164.619	81.439	64.539	134.334
Total:	254.472	170.642	140.274	235.719

Fuente Apropaca.

La producción nacional de productos intermedios de papel se contrajo en los años 2002 y 2003, en magnitudes que van más allá de la contracción de la demanda interna. Ello refleja la reducción de inventarios en el canal de distribución y los efectos de la sobre valuación del tipo de cambio: Reducción de las exportaciones e incremento de la importación de productos finales y de productos intermedios. El rubro más afectado fueron los papeles higiénicos. Con la recuperación de la actividad económica y del consumo en 2004, la producción local de productos intermedios que fabrica el Emisor, se expandió 54,4%. Todos los rubros tuvieron un desempeño positivo: Impresión y Escritura (+35,5%); Envases y Envolturas (+26,8%); Higiénicos (+108,1%).

Importación de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	33.450	27.167	43.512	71.677
Envases/Envolturas	14.596	16.030	10.729	15.994
Higiénicos	24.704	43.290	28.370	23.442
Total:	72.750	86.487	82.611	111.113

Fuente Apropaca.

La sobrevaluación que experimentó el bolívar entre 1997 y el primer trimestre de 2002, estimuló las importaciones de papeles en detrimento de la producción nacional. La tendencia se ha mantenido a pesar de las restricciones cambiarias. Algunas de las importaciones provienen de productores locales, a quienes les resulta más rentable la comercialización de productos de terceros. El principal rubro afectado son los papeles higiénicos, sector donde han aparecido en los últimos cuatro años convertidores locales importantes e importación de productos finales de Colombia. Igual ocurre en el segmento de Impresión y Escritura donde convertidores locales han sustituido la producción nacional por importación de Colombia y Brasil principalmente. El segmento de Envases y Envolturas ha sido afectado por importaciones de cementeras que estaban relacionadas con productores locales de sacos. En 2004, con la recuperación económica y la agilización de la entrega de divisas por parte de CADIVI, las importaciones de Impresión y Escritura y Envases y Envolturas se han incrementado +64,3% y +49,1% respectivamente. No así la importación de papeles higiénicos que descendió -17,3% conforme los productores locales han recuperado su mercado natural.

Exportación de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	27.732	29.082	24.565	33.291
Envases/Envolturas	0	0	0	0
Higiénicos	23.717	16.060	5.990	16.611
Total:	51.449	45.142	30.555	49.902

Fuente Apropaca.

La sobrevaluación del bolívar y los atrasos del Gobierno en el pago del "Draw-Back" siguen afectando la exportación de papeles. A pesar de la contracción en el consumo interno y a la elevada capacidad ociosa de los productores locales, las exportaciones se contrajeron 12,3% en 2002 y 32,3% en 2003. De nuevo, el segmento mas afectado fue el de Higiénicos, observándose una mayor estabilidad en las exportaciones de Impresión y Escritura. En el año 2004, con el incremento en el precio internacional de papeles y una mejoría en la agilización del pago del "Draw-Back", las exportaciones han sufrido un incremento de +63,3%.

El 19/01/05 se constituye la empresa mixta Industria Venezolana de la pulpa y el Papel, Invepal, S.A., con un capital de Bs. 13.200 millones. La empresa es poseída en un 51% por el Estado venezolano y el 49% restante es de los trabajadores organizados en una cooperativa y cuenta entre sus activos las plantas expropiadas a la antigua Venepal, único competidor local de Manpa en los segmentos Imprimir y Escribir, y Envases y Envolturas. En marzo de 2005, Invepal inició operaciones con la línea de Envases y Envolturas y en mayo con Imprimir y Escribir. La mayor competencia de Manpa en estos rubros siguen siendo las importaciones y productos sustitutivos como el plástico en sacos. En Higiénicos, el principal competidor de Manpa es Papeles Venezolanos, C.A. Manpa tiene una mayor participación en papeles B y C, y sus otros competidores en papeles A y B. Luego de la entrada de la multinacional Kimberley-Clark mediante la adquisición de la empresa Papeles Guaicaipuro, C.A., Manpa fortaleció sus canales de distribución, recuperando con éxito su participación de mercado histórica.

Los factores que ocasionaron el fuerte incremento de los precios del petróleo en 2004 y el primer semestre de 2005 se encuentran aun presentes. El Departamento de Energía de los EEUU incrementó recientemente su proyección de precios para el WTI para 2005 de 45,5 US$/Brr a 51,4 US$/Brr. Bajo este escenario, las proyecciones son favorables para la economía venezolana y para el sector donde se desenvuelve el Emisor (alto crecimiento, alto consumo, bajas tasas de interés) viéndose únicamente afectado por la permanente amenaza de las importaciones y la falta de competitividad de las exportaciones.

Análisis financiero.

Rentabilidad.

En los últimos tres ejercicios, el Emisor muestra un sólido margen operativo. Manpa ha acometido importantes programas de reducción de costo, concentrándose en el negocio de papel (en el 2001 vendió los activos de la División Forestal). En 2002, a pesar de la fuerte contracción de la demanda, la devaluación del bolívar favoreció las exportaciones y elevó la competitividad de los productores locales frente a las importaciones. Los resultados, aunque inferiores a los del año anterior, fueron altamente positivos. En 2003, con el cierre virtual de Venepal y las dificultades para la obtención de divisas para la importación, el entorno favoreció aún más al productor local. El margen operativo de Manpa, al igual que sus ventas, se incrementó de nuevo a pesar de la fuerte contracción de la economía. En 2004, con la recuperación de la demanda, Manpa obtuvo un sólido margen operativo y mantuvo la tendencia positiva de su rentabilidad (ROA y ROE). En el primer semestre de 2005, la reducción de las ventas, la debilidad de los precios producto de la entrada del nuevo competidor y un leve incremento del precio de las materias primas, han afectado los resultados de Manpa, los cuales se mantienen, no obstante, en niveles muy sólidos. El cierre de 2005 debe mostrar mejores resultados, considerando que el segundo semestre del año es el período más favorable para Manpa debido a la estacionalidad de las ventas de papeles de Imprimir y Escribir.

Endeudamiento.

En el AF01, con el efectivo producido por la venta de activos del proyecto forestal, Manpa redujo su deuda financiera en 56%. En el AF02 el índice de cobertura cae ligeramente, debido al fuerte incremento de las tasas de interés, producto de la inestabilidad cambiaria que caracterizó dicho año. A partir del AF03, con el control de cambio, las tasas de interés locales han descendido progresivamente. Manpa ha aplicado sus excedentes de caja a la cancelación de deuda. Al cierre del AF04 y del primer semestre del AF05, el efectivo y equivalentes supera la deuda financiera. Con los excelentes resultados operativos, la cobertura de intereses es de 31 veces al cierre del primer semestre de 2005. En lo que resta de año y en 2006, con la prolongación anunciada del control de cambios, las tasas de interés deben mantenerse bajas, razón por la cual se espera que el flujo de caja Manpa cubra con holgura la carga financiera. Por último, el total pasivo de Manpa equivale a un porcentaje bajo del patrimonio.

Solvencia y liquidez.

En el AF01, además del efectivo obtenido por la venta de la División antes mencionada, Manpa recibió una opción por 18 años sobre el 50% del valor

neto de los créditos de Reducción de Emisiones que las plantaciones puedan recibir, de acuerdo con los convenios internacionales conocidos como el Protocolo de Kyoto. El valor presente de la opción, estimado en US$ 9,2 millones, fue aportado a una de las filiales en proceso de desincorporación. En el AF02, como resultado de la inestabilidad cambiaria y de la contracción de la demanda, se acumularon mayores inventarios de productos terminados y materias primas, estos últimos con sus correspondientes cuentas por pagar en divisas. La liquidez y la prueba del ácido sufrieron una reducción considerable. Ambos índices se han fortalecido desde entonces con una mayor rotación de los inventarios de productos terminados y una cancelación mas rápida de las cuentas por pagar, mostrando valores holgados al cierre del AF04 y del primer semestre del AF05. En la composición del activo circulante, el Emisor mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria.

Eficiencia.

La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que, si bien las ventas permanecieron prácticamente constantes, los valores corrientes del activo fijo se incrementaron sensiblemente con la devaluación. En 2003 y 2004, la recuperación de los índices obedece al mejor desempeño de las ventas netas.

Sensibilidad al entorno.

Manpa redujo su posición corta en dólares, cancelando, en algunos casos de forma anticipada, préstamos a largo plazo con instituciones financieras. La posición corta se deriva de la importación de materias primas. El Emisor mantiene una importante cantidad de efectivo e inversiones temporales en divisas para afrontar contingencias. Al 30/06/04, el 100% de la deuda financiera de Manpa está contratada en bolívares. El control de cambios permitirá un bajo nivel de tasas de interés locales, con baja de volatilidad. Por otra parte, el apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos); la materia prima representa alrededor del 70% del costo de producción.

Indices y Cifras Seleccionadas	Jun 05	Dic 04	Dic 03	Dic 02	Dic 01
Rentabilidad (%)					
Margen en operaciones	12,1	18,7	22,9	12,4	14,0
Margen neto	8,2	11,3	7,5	1,0	3,0
Utilidad neta/Patrimonio (ROE)	(*) 5,1	8,4	5,2	0,5	1,8
Utilidad neta/Total Activos (ROA)	(*) 4,2	7,3	4,0	0,4	1,5
Endeudamiento (veces)					
EBITDA/Intereses netos	30,93	34,50	17,88	4,72	5,72
Deuda financiera neta/Ventas netas	(*) -0,01	-0,02	0,00	0,02	0,08
Total pasivo/Patrimonio+Intereses minoritarios	0,20	0,16	0,19	0,24	0,21
Pasivo circulante/Total pasivo	0,88	0,88	0,91	0,89	0,76
Deuda financiera /Total pasivo	0,23	0,21	0,20	0,29	0,42
Efectivo y equivalentes/Deuda financiera a corto plazo	1,18	1,27	0,85	0,57	0,59
Deuda financiera neta (Bs. Constantes de junio 2005)	-4.981	-7.994	1.581	8.017	25.226
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,71	2,08	1,75	1,39	1,97
Prueba del ácido	1,13	1,54	1,10	0,87	1,39
Rotación de cuentas por cobrar	6,1	6,0	5,6	4,9	5,2
Rotación de inventarios	4,5	6,7	3,9	3,4	4,1
Efectivo e Inversiones temporales/Activo circulante	0,18	0,14	0,11	0,11	0,11
Eficiencia (veces)					
Ventas netas/Total activo	0,52	0,64	0,53	0,43	0,49
Ventas netas/Activo fijo	0,72	0,88	0,72	0,59	0,69

(*) Resultados del semestre anualizados (multiplicando por dos) para fines comparativos.

ADVERTENCIA:
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

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Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES
2005 OCT 13 P 3:15
ARCHIVO RECIBIDO

Caracas 13 de octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

Anexo a la presente sírvase encontrar (1) original y tres (3) copias del Aviso en Prensa correspondiente a la Emisión 2005-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores*.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono: 901 22 45
Fax: 901 23 17

COMISION NACIONAL DE VALORES

2005 OCT 13 P 3:15

MANPA

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,00
Capital Pagado:	Bs. 22.940.094.240,00
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR
EMISION 2005-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 30 de Septiembre de 2.005 según Resolución No. 146-2005, por un monto máximo de Bs. 10.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 17 de Marzo de 2.005 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 934 celebrada el 29 de Julio de 2.005
El Vicepresidente Corporativo de Finanzas de MANPA, el 13 de Octubre de 2.005, mediante atribuciones conferidas en reunión de Junta Directiva del 29 de Julio de 2.005, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 19 de Octubre de 2005
FECHA DE VENCIMIENTO: Caracas, 16 de Febrero de 2006
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste Telfs: 806.68.60
806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311

COMISION NACIONAL
DE VALORES

2005 OCT 13 P 3:13

ARCHIVO
RECIBIDO

Caracas 13 de octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Primera Serie de la emisión de Papeles Comerciales 2005-I al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono: 901 22 45
Fax: 901 23 17

Nota: Se le agradece colocar cada anexo a cada carta.

Gracias

Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

Caracas, 13 de Octubre de 2005.

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 29 de Julio de 2005 declaro:

Las condiciones, modalidades y demás para la Primera Serie de la emisión de Papeles Comerciales 2005-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Diez Mil Millones de Bolívares con 00/100 (Bs. 10.000.000.000,oo)
Monto total de la Primera Serie :	Tres Mil Millones de Bolívares (Bs. 3.000.000.000,oo)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación: Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 19 de Octubre de 2005
Fecha de vencimiento:	Caracas, 16 de Febrero de 2006.
Plazo:	120 días
Precio de la colocación:	A descuento

COMISION NACIONAL DE VALORES

2005 OCT 13 P 3: 13

ARCHIVO

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 19 de Octubre de 2005 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 19 de Octubre de 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2005 OCT 19 AM 9: 14
ARCHIVO
RECIBIDO

Caracas, 18 de octubre de 2005

Señores
COMISION NACIONAL DE VALORES
Secretaría Ejecutiva
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo de los **listados de accionistas** de la empresa correspondientes a los meses de **julio, agosto y septiembre de 2005**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

COMISION NACIONAL DE VALORES
2005 OCT 21 PM 2: 27
ARCHIVO RECIBIDO

Caracas, 21 de Octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Presente.-

Att: Registro Nacional de Valores

Cumpliendo con lo establecido en el Instructivo para solicitar "Autorización Para Hacer Oferta Pública de Papeles Comerciales", por medio de la presente les informo que Manufacturas de Papel, C.A. (MANPA) SACA ha cancelado en fecha 19 de Octubre de 2005 la totalidad de la Serie III de la Emision2004-I de Papeles Comerciales por la cantidad de DOS MIL OCHOCIENTOS OCHO MILLONES 700 MIL BOLIVARES CON 00/100 (Bs. 2.808.700.000,oo).

Sin más que agregar y a su disposición

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono 901 22 45

PROSPECTO

MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.

www.manpa.com.ve

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Suscrito:	Bs. 22.940.094.240,oo
Capital Pagado:	Bs. 22.940.094.240,oo

EMISION DE PAPELES
COMERCIALES AL PORTADOR
MONTO MAXIMO AUTORIZADO PARA CIRCULAR:
DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,oo)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

EMISION: 2005 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 17 de marzo de 2.005, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 26 de mayo de 2.005, Nº 61, Tomo 61-A-Pro, y aprobada por la Junta Directiva según Acta No. 934 de fecha 29 de julio de 2005.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº 146-2005 del 30 de Septiembre de 2005 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

1.8 Custodia de los Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 29 de julio de 2.005, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el 30 de Septiembre de 2005, bajo el Nº 146-2005.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

en el primer semestre de 2005). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.

- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/05 el Efectivo y equivalentes supera el monto de la deuda financiera.

- Con la aparición de un nuevo competidor local (Invepal), el incremento de las importaciones de papeles blancos y el incremento en los precios de la materia prima importada, los resultados proyectados para el AF05 son menos favorables aunque continuaran siendo altamente positivos. Los altos dividendos cancelados en efectivo y los mayores desembolsos en adiciones de equipos hacen prever un incremento en el endeudamiento del Emisor.

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 23 de Abril de 2.004.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial, Analista de Control Estadístico, Post-Grado en el Instituto Tecnológico y de Estudios Superiores de Monterrey (México), Ex-Gerente de Planta en Autopartes Nacionales (Autoparna) (1983-2003) y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.,

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A., Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente General de Constructora Tramontana, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. – Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

www.manpa.com.ve

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Suscrito:	Bs. 22.940.094.240,oo
Capital Pagado:	Bs. 22.940.094.240,oo

EMISION DE PAPELES

COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,oo)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "A" Subcategoría "A2"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "A" Subcategoría "A2"**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

EMISION: 2005 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 17 de marzo de 2.005, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 26 de mayo de 2.005, Nº 61, Tomo 61-A-Pro, y aprobada por la Junta Directiva según Acta No. 934 de fecha 29 de julio de 2005.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº 146-2005 del 30 de Septiembre de 2005 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales. Únicamente en caso de mora, la asamblea de los tenedores de papeles comerciales podrá convenir un plazo mayor.

1.5 Precio al Público:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

Las respectivas tasas de interés y el rendimiento efectivo se definen en el punto 1.7 del presente prospecto.

1.6 Colocación:

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Intereses o Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Único y notificado a través del aviso de prensa de oferta publica correspondiente.

1.8 Custodia de los Titulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 29 de julio de 2.005, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el 30 de Septiembre de 2005, bajo el Nº 146-2005.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se presenta un resumen de los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2."

Esta calificación se fundamenta en:

Para el período analizado, la empresa se ha desenvuelto en un entorno que podría considerarse adverso. Los controles de precios acompañados de la entrada de nuevos oferentes de origen extranjero han producido una contracción de las ventas y los márgenes, repercutiendo sobre la rentabilidad de la compañía. Sin embargo, la empresa goza de una buena posición de corto plazo debido a la acumulación de efectivo y de una buena generación de flujo de caja . Lo anterior acompañado de la reducción de las tasas de interés y del bajo endeudamiento ha provisto a la empresa de buenos niveles de cobertura de servicio de deuda.

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"La Junta Calificadora le otorga a la presente emisión la categoría A, sub- categoría A2."

Esta calificación se fundamenta en:

- Manpa ha incrementado su margen operativo, mostrando un sólido 18,7% al cierre de 2004 (22,9% al cierre del AF03). El Emisor se ha concentrado en el negocio del papel (desinvirtiendo en el sector eléctrico y forestal) y ha acometido importantes programas de reducción de costos.

- El Emisor ha reducido progresivamente su deuda financiera con los fondos provenientes de las operaciones y desinversiones. La cobertura de intereses es muy holgada (32 veces

en el primer semestre de 2005). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.

- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/05 el Efectivo y equivalentes supera el monto de la deuda financiera.

- Con la aparición de un nuevo competidor local (Invepal), el incremento de las importaciones de papeles blancos y el incremento en los precios de la materia prima importada, los resultados proyectados para el AF05 son menos favorables aunque continuaran siendo altamente positivos. Los altos dividendos cancelados en efectivo y los mayores desembolsos en adiciones de equipos hacen prever un incremento en el endeudamiento del Emisor.

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

Plantas:

División Molino I.E.E. y División F.C.R.R:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

División Molino Higiénico:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

División Bolsas, División Sacos y División Productos Escolares y de Oficina:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 23 de Abril de 2.004.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS - Director Principal

Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

ALFREDO GOMEZ RUIZ - Director Principal (+)

Licenciado en Finanzas y Banca, Director Principal de Corporación Industrial de Energía, C.A., S.A.C.A., Presidente de Distribuidora Universal KIA, Presidente de Bavariam Motors, C.A., Director de Bolívar Banco Universal, Director de Transporte de Valores Transban, Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela, C.A. (CACOFV), Director de la Fundación Carlos Delfino, Director de Organización Axxa, C.A., Director de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliarios, Ex-Presidente del Banco de Inversión Bancaracas, Ex-Director del Banco Caracas, Ex-Director del Consorcio Inversionista Bancaracas, Ex-Director del Banco Mercantil, C.A., S.A.C.A. y Ex-Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal

Abogado, Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.,

ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial, Analista de Control Estadístico, Post-Grado en el Instituto Tecnológico y de Estudios Superiores de Monterrey (México), Ex-Gerente de Planta en Autopartes Nacionales (Autoparna) (1983-2003) y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.,

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A., Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

Directores Suplentes:

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. – Director Suplente

Ingeniero Civil, Master Operations Research- Cornell, Master Decisions Analisys-Stanford, PHD Enginering Management-Stanford, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A. y de empresas industriales.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente General de Constructora Tramontana, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. – Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

RICARDO VOLPE – Vicepresidente Legal

Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

2.4 Comisarios y Auditores Externos:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
ISABEL QUINTERO	C. P. C. Nº 15.197

Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

2.5 Principales Accionistas:

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Al 30 de Junio de 2005.

Accionistas	Participación
Natscumco (J-303087116)	34,77%
Claridge, L.T.D.(J-303120792)	15,25%
Milanasa, Corp.(J-308476072)	7,38%
Brown Brothers Harriman & Co.(J-30885844)	6,10%
C.V.V. Caja Venezolana de Valores(J-300187934)(*)	5,52%
Inversiones 85735, LTD(J-306225129)	4,42%
Fundación Carlos Delfino(J-00163956-0)	4,38%
Otros (**)	22,15%
TOTAL	100,00%

(*) La C.V.V no es accionista, el porcentaje (%) que posee representa la totalidad de las subcuentas de los accionistas.

(**) Accionistas que individualmente poseen menos de 4%.

2.6 Compañías Filiales y Afiliadas:

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,00), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones

Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,00), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,00.

2.8 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países

integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,00 a Bs. 10,00 por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,00.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.9 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus principales competidores son INVEPAL y Papeles Venezolanos, C.A.:

	Año 2004	Año 2003
HIGIENICOS	37,71%	35,80%
ENVASES – EMBALAJES (1)	48,71%	56,99%
IMPRIMIR – ESCRIBIR (1)	66,07%	57,97%

(1) Incluye Importaciones

FUENTE: Datos Information Resources y Cálculos Propios

2.10 Beneficio Social de la Emisión:

Los recursos provenientes de la emisión estarán destinados a capital de trabajo con el objeto de producir bienes o agregar valor a los equipos de producción, lo cual deberá impactar a corto, mediano o largo plazo en beneficios laborales, tales como conservación o generación de puestos de trabajo en el interior del país.

2.11 Evolución del Capital Social:

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 – A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 – A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 – A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 – A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 – A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 – A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 – A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 – A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 – A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 – A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 – A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 – A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3.1. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2004 y 2003.

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo – Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorias de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorias.

Efectuamos nuestras auditorias de acuerdo con las normas de auditoria de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoria para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoria incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoria incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorias proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados en bolívares constantes de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales,** tomados en su conjunto. En las páginas 26 a 29 se incluyen, para fines de información complementaria, los estados financieros consolidados en bolívares históricos al 31 de diciembre de 2004 y 2003, cuya base de presentación difiere de aquella requerida por los principios de contabilidad de aceptación general en Venezuela, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Esta información complementaria es responsabilidad de la gerencia de la Compañía. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros consolidados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la nota anexa a dicha información complementaria.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. Nº S-796

Venezuela, 14 de febrero de 2005

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVO			
ACTIVO CIRCULANTE:			
Efectivo y equivalentes de efectivo	1, 17 y 18	23,142,558	16,287,436
Inversiones temporales (Notas 1, 3 y 17)			
		23,142,558	16,287,436
Efectos y cuentas por cobrar - neto	3, 17 y 18	80,294,402	66,670,946
Anticipos a proveedores y otros	17	4,813,668	2,874,849
Crédito fiscal IVA, neto			
Inventarios - neto	1 y 4	42,434,480	56,610,506
Gastos pagados por anticipado		885,614	907,560
Otros activos circulantes – neto	1 y 5	10,325,755	8,789,714
Total activo circulante		161,896,477	152,141,011
INVENTARIO DE REPUESTOS A LARGO PLAZO	4	6,587,480	8,834,217
INVERSION EN AFILIADA - Neto	1 y 6	4,020,200	5,376,097
PROPIEDADES, PLANTA Y EQUIPOS - Neto	1 y 7	476,304,208	473,667,278
COSTOS DE PROYECTOS FORESTALES (Notas 1 y 9)			
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1 y 8	1,390,042	1,300,969
TOTAL		650,198,407	641,319,572
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios	9	12,800,000	12,657,441
Contratos de venta con arrendamiento posterior	10	561,914	-
Obligaciones y papeles comerciales	11	2,937,900	6,508,213
Documentos por pagar	17 y 20	2,486,040	1,457,311
Cuentas por pagar	12 y 17	36,238,540	49,729,481
Dividendos por pagar	15	4,145,728	6,172,573
Gastos acumulados por pagar		8,213,985	8,539,753
Impuestos por pagar	1 y 13	3,573,156	8,569,306
Impuesto sobre la renta diferido	1 y 13	6,750,000	-
Total pasivo circulante		77,707,263	93,634,078
PRESTAMOS A LARGO PLAZO	9 y 15		-
OBLIGACIONES EMITIDAS EN CIRCULACION	10		-
OTRAS CUENTAS POR PAGAR A LARGO PLAZO			
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	1	9,691,114	8,589,773
OTROS PASIVOS Y CREDITOS DIFERIDOS		416,821	490,586
IMPUESTO SOBRE LA RENTA DIFERIDO			
Total pasivo		87,815,198	102,714,437
INTERESES MINORITARIOS		1,712,875	1,330,433
PATRIMONIO - Según estado financiero adjunto	1, 15 y 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolivares, excepto utilidad neta por acción)

	Notas	2004	2003
VENTAS NETAS	19	417,151,665	367,669,240
COSTOS Y GASTOS:			
Costo de ventas		290,986,976	239,809,915
Gastos de ventas		30,507,190	27,196,791
Gastos generales y administrativos		17,687,956	16,581,451
		339,182,122	283,588,157
UTILIDAD EN OPERACIONES		77,969,543	84,081,083
OTROS INGRESOS (EGRESOS):			
Pérdida en operaciones con títulos valores		(7,945,773)	(27,511,659)
Provisión para inversions		3,005,275	(4,181,121)
Pérdida neta en contrato de cobertura en moneda extranjera		(417,348)	(436,083)
Utilidad en venta de activos		47,023	108,668
Impuesto al débito bancario		(3,329,929)	(4,806,406)
Otros – neto		109,478	(6,133,648)
		(8,531,274)	(42,960,249)
(COSTO) INGRESO INTEGRAL DE FINANCIAMIENTO:			
Pérdida en desincorporación de filiales		-	-
Intereses gastos		(3,235,011)	(6,245,829)
Intereses sobre inversions temporales		466,638	470,231
Diferencias en cambio – neto		3,425,910	3,435,987
Resultado monetario del ejercicio (REME)	1 y 2	(2,866,206)	4,131,996
		(2,208,669)	1,792,385
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		67,229,600	42,913,219
PROVISION PARA IMPUESTOS:			
Impuesto sobre la renta	13	16,165,082	10,967,499
Impuesto a los activos empresariales			-
		16,165,082	10,967,499
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		51,064,518	31,945,720
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	1	(3,534,010)	(3,981,985)
UTILIDAD ANTES DE INTERESES MINORITARIOS		47,530,508	27,963,735
INTERESES MINORITARIOS		(382,442)	(263,839)
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA		47,148,066	27,699,896
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 12)		-	-
UTILIDAD NETA		47,148,066	27,699,896
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1	20.55	12.07

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

			Utilidades retenidas				
	Capital social actualizado	Resultado acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2002	138.392.080	109.610	13.839.207	237.687.216	30.692.237	165.331.025	586.051.375
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	(17.644)	-	-	73.145	-	55.501
SALDOS INICIALES NETOS	138.392.080	91.966	13.839.207	237.687.216	30.765.382	165.331.025	586.106.876
Dividendos en efectivo (Nota 15)	-	-	-	-	(30.067.103)	-	(30.067.103)
Utilidad neta					27.699.896		27.699.896
Resultado acumulado por traducción de filial extranjera	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	(46.407.340)	(46.407.340)
SALDOS AL 31 DE DICIEMBRE DE 2003	138.392.080	34.339	13.839.207	237.687.216	28.398.175	118.923.685	537.274.702
Dividendos en efectivo (Nota 15)	-	-	-	-	(27.273.818)	-	(27.273.818)
Utilidad neta	-	-	-	-	47.148.066	-	47.148.066
Resultado acumulado por traducción de filial extranjera	-	(121.463)	-	-	-	-	(121.463)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	3.642.847	3.642.847
SALDOS AL 31 DE DICIEMBRE DE 2004	138.392.080	(87.124)	13.839.207	237.687.216	48.272.423	122.566.532	560.670.334

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVIDADES OPERACIONALES:			
Utilidad neta		47,148,066	27,699,896
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto		382,442	263,839
Participación en resultados de filial y afiliada		3,534,010	3,981,985
Utilidad en venta de activos		(47,023)	(108,668)
Retiros y consumo de equipos y partes industriales		1,417,424	1,789,765
Provisión para inversiones		(3,005,275)	4,181,121
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada		824,053	824,053
Resultado monetario del ejercicio (REME)	2	2,866,206	(4,131,996)
Depreciación		17,451,499	17,694,324
Amortización de cargos diferidos		75,466	75,466
Cambios en activos y pasivos operacionales	2	(16,615,182)	(9,687,144)
Provisión para prestaciones de antigüedad, neto de pagos		2,663,164	1,541,966
Efectivo neto provisto por las actividades operacionales		56,694,850	44,124,607
ACTIVIDADES DE INVERSION:			
Compra de propiedades, planta y equipo		(17,920,103)	(3,420,456)
Venta de propiedades y equipos		104,120	782,324
Disminución en otros activos		(164,539)	(240,536)
Efectivo neto usado por las actividades de inversión		(17,980,522)	(2,878,668)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento neto en pagarés y sobregiros bancarios		2,337,221	3,762,131
Aumento neto en contratos de venta con arrendamiento posterior		602,439	-
Disminución neta en préstamos a largo plazo		-	(9,952,712)
(Disminución) aumento neto en obligaciones emitidas en circulación		(2,704,636)	1,065,756
Aumento (disminución) neta en documentos por pagar		1,354,418	(8,150,253)
Dividendos pagados		(29,300,663)	(30,067,103)
Efectivo neto usado por las actividades de financiamiento		(27,711,221)	(43,342,181)
EFECTO DE INFLACION Y DEVALUACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	2	(4,147,985)	(7,329,995)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		6,855,122	(9,426,237)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO		16,287,436	25,713,673
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		23,142,558	16,287,436

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003
(EXPRESADAS EN MILES DE BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz. Con respecto a la metodología antes mencionada, las normas emitidas por la Comisión Nacional de Valores contemplan que el gasto de depreciación a valores corrientes se debe registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y los principios de contabilidad de aceptación general en Venezuela establecen que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

   Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación de los años 2004 y 2003, se presente en valores inferiores en Bs. 3.642 millones y Bs. 5.320 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2004, este efecto asciende a Bs. 55 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2004 y 2003, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Al 31 de diciembre de 2004 y 2003, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de la filial en proceso de desincorporación (Veáse Nota 5).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros expresados en bolívares constantes*** – La Compañía aplica el método mixto para expresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Índice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas del año 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Índice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado en la nota 1b, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2004 y 2003 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses, excepto por los inventarios de repuestos.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 286.796 millones y Bs. 279.738 millones producto de la incorporación de los valores corrientes de las propiedades, planta y equipo en 2004 y 2003, respectivamente, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para expresar los estados financieros de conformidad con las normas establecidas por la Comisión Nacional de Valores,

los cuales alcanzan a Bs. 164.230 millones y Bs. 160.816 millones al 31 de diciembre de 2004 y 2003, respectivamente.

Las partidas monetarias del balance general se presentan a su valor nominal ya que reflejan el poder adquisitivo de la unidad monetaria a la fecha del último balance general. Las partidas no monetarias tales como inventarios, inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a propiedades, planta y equipos, son expresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son expresados con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Índices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2004	**2003**
Al inicio del año	385,661	303,469
Al final del año	459,650	385,661
Promedio del año	428,730	352,148
Inflación del año	19,18%	27,08%

e. ***Efectivo y equivalentes de efectivo*** **–** Para efectos de la preparación de los estados consolidados de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** **–** Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Valores y Acciones 1003, C.A. (constituida en el 2003) (véase nota 5) son presentadas al costo ajustado

con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2003 fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Índice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Índice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. *Cargos diferidos* – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

Las marcas de comercio poseídas por una filial del exterior se difieren para ser amortizadas en un período de veinte (20) años. Los costos de los activos intangibles son revisados por deterioro cuando los hechos o cambios en las circunstancias indican que el valor neto de un activo pudiera no ser recuperable.

j. *Transacciones en moneda extranjera* – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que

las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones de antigüedad*** – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido, cuando éste es significativo. El impuesto sobre la renta diferido se origina por diferencias temporales entre la utilidad contable y la renta neta fiscal. Las diferencias temporales resultan principalmente de provisiones y contribuciones por pagar. La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo*** – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros*** – Los valores en libros reportados en los balances generales consolidados para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos*** – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa al ser despachados y haberse traspasado el derecho de propiedad sobre éstos.

p. ***Uso de estimaciones en la preparación de los estados financieros consolidados*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros consolidados al 31 de diciembre de 2003, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2004.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2004	**2003**
Posición monetaria al inicio del año	(26.771.429)	(43.548.410)
Aumento del año	464.218.481	393.096.147
Disminución del año	(391.795.452)	(372.187.170)
Posición monetaria estimada del año	45.651.600	(22.639.433)
Menos – posición monetaria real al final del año	42.785.394	(26.771.429)
	(2.866.206)	4.131.996

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2004	**2003**
(Aumento) disminución:		
Efectos y cuentas por cobrar	(27.464.213)	(11.617.599)
Anticipos a proveedores y otros	(2.335.222)	218.381
Inventarios	16.422.763	6.337.169
Gastos pagados por anticipado	(98.047)	(357.644)
Aumento (disminución):		
Cuentas por pagar	(6.930.639)	(14.039.687)
Gastos acumulados por pagar	607.341	1.678.228
Impuestos por pagar	(3.980.207)	8.278.259
Impuesto diferido	7.236.807	-
Otros pasivos y créditos diferidos	(73.765)	(184.251)
	(16.615.182)	(9.687.144)

El desglose del resultado monetario del ejercicio (REME) utilizado por actividad por los años terminados el 31 de diciembre, es como sigue (en miles de bolívares):

	2004	**2003**
Operacionales	(2.959.780)	2.150.052
De inversión	815.006	2.413.578
De financiamiento	3.426.553	6.898.361
De efectivo	(4.147.985)	(7.329.995)
	(2.866.206)	4.131.996

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2004	2003
Intereses	3.066.520	6.364.109
Impuestos	8.478.217	4.385.865

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	69.067.598	61.251.901
Compañías relacionadas (Nota 14)	1.811.308	474.057
Empleados	5.159.466	4.217.398
Deudores diversos	564.226	858.180
Crédito fiscal IVA – Neto	2.873.331	113.709
Depósito dado en garantía	2.533.503	1.906.959
	80.009.432	68.822.204
Menos – apartado para cuentas de cobro dudoso	1.715.030	2.151.258
	80.294.402	66.670.946

La provisión para cuentas de cobro dudoso incluye el monto estimado de cuentas de difícil recuperación sobre la base de saldos específicos y experiencia de años anteriores.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2004	**2003**
Productos terminados	12.127.120	18.116.106
Productos en proceso	76.298	302.636
Materias primas	17.972.328	18.240.868
Repuestos	9.742.909	7.749.829
Inventario en tránsito	3.280.444	12.655.934
	43.199.099	57.065.373
Menos – provisión para obsolescencia	764.619	454.867
	42.434.480	56.610.506

Durante los años terminados el 31 de diciembre de 2004 y 2003, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

Al 31 de diciembre, los inventarios de repuestos a largo plazo se componen de lo siguiente (en miles de bolívares):

	2004	**2003**
Repuestos	8.371.590	9.895.572
Menos – provisión para obsolescencia	1.784.110	1.061.355
	6.587.480	8.834.217

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Activos netos de filiales en proceso de desincorporación:				
Valores y Acciones 1003, C.A.	(A)	100	25.012.812	39.048.322
Otras inversiones registradas al costo:				
Otras			270.462	270.462
Menos – apartado para inversiones			14.957.519	30.529.070
			10.325.755	8.789.714

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A. (compañía constituida en el año 2001, a través de aportes de inmuebles, inversiones en acciones registradas al costo, ciertas cuentas por cobrar, y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001). Al 31 de diciembre de 2004 y 2003, esta filial poseía inmuebles por Bs. 18.556 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 20.491 millones al 31 de diciembre de 2003, la cual se castigó en el año 2004. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 1 millón (Bs. 1.920 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSION EN AFILIADA

Al 31 de diciembre, la inversión en afiliada se compone de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	4.020.200	5.376.097

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2004	2003
Activo circulante	**1.131**	**1.452**
Total activo	1.686	2.161
Pasivo circulante	2.584	2.399
Patrimonio (déficit)	(1.149)	(723)
Total pasivo y patrimonio (déficit)	1.686	2.161
Pérdida neta	(434)	(137)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 16.491 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las

expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	**2004**	**2003**
Edificios	10 a 30	57.800.509	57.840.801
Maquinarias y equipos	7 a 20	433.851.203	429.040.618
Vehículos	3 a 6	4.357.777	4.178.305
Muebles, enseres y otros	5	24.580.332	25.892.648
		520.589.821	516.952.372
Menos – depreciación acumulada		73.683.604	59.457.890
		446.906.217	457.494.482
Terrenos		15.503.288	15.503.288
Construcciones en proceso		3.544.989	669.508
Maquinaria en tránsito		10.349.714	-
		476.304.208	473.667.278

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2004 y 2003, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002.

Durante los años terminados el 31 de diciembre de 2004 y 2003, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 20.293 millones y Bs. 16.176 millones, respectivamente.

Al 31 de diciembre de 2004 y 2003, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 658 millones y Bs. 826 millones,

respectivamente, neto de amortización acumulada. Durante 2004 y 2003, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2004, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 300.274 millones, las cuales se presentan a valores actualizados de avalúo.

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2004 y 2003, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 31 de diciembre de 2004 y 2003, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,46% y 15,17% para el año 2004 y 15,75% y 37,25% para el año 2003.

10. CONTRATOS DE VENTA CON ARRENDAMIENTO POSTERIOR

Al 31 de diciembre de 2004, los contratos de venta con arrendamiento posterior están compuestos como sigue (en miles de bolívares):

a. Contrato con el Banco de Venezuela por Bs. 11.500 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 10.952 millones.	547.628
b. Contrato bancario con el Banco de Venezuela por Bs. 300 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 286 millones.	14.286
	561.914

11. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2004, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Papeles comerciales por Bs. 3.000 millones, colocados a descuento, con tasas de interés del 10,5 anual, y vencimiento durante el mes febrero de 2005.	2.937.900
Menos – porción circulante	2.937.900
	-

Durante los años terminados el 31 de diciembre de 2004 y 2003, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 371 millones y Bs. 415 millones, respectivamente.

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	28.769.633	41.959.676
Compañías relacionadas (Nota 14)	5.681.219	6.391.677
Otras	1.787.688	1.378.128
	36.238.540	49.729.481

13. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2004	2003
Impuesto sobre la renta del año – estimado	9.781.929	11.766.094
Impuesto sobre la renta diferido	6.750.000	-
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(366.847)	(798.595)
	16.165.082	10.967.499

Para los años terminados el 31 de diciembre de 2004 y 2003, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial sobre las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben

determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2003. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2004, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto diferido

El impuesto diferido refleja el impacto de las diferencias temporales entre los montos de activos y pasivos registrados según las bases contables indicadas en la Nota 1, y aquellos incluidos para la determinación del impuesto sobre la renta de conformidad con la legislación fiscal vigente.

La composición del efecto de las partidas consideradas para la determinación del impuesto diferido al 31 de diciembre de 2004, se muestra a continuación (en miles de bolívares):

Pasivo y (activo) por impuesto diferido:

Contratos de venta con arrendamiento posterior	10.419.077
Provisiones y contribuciones	(3.669.077)
	6.750.000

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2004, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

En Gaceta Oficial N° 38.002 de fecha 17 de agosto de 2004 fue derogado el Decreto Ley N° 3.266, mediante el cual se dictó la Ley de Impuesto a los Activos Empresariales, publicada en la Gaceta Oficial de la República N° 4.654, de fecha 1 de diciembre de 1993, así como las demás normas dictadas en desarrollo de esta Ley.

14. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2004 y 2003, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2004	**2003**
Ventas de inventarios	179	272.507
Compras de inventarios	17.996.179	11.944.894
Compras de energía eléctrica	15.063.412	16.275.753
Alquileres	959.728	1.000.425

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2004	2003
Cuentas y anticipos por cobrar a corto plazo		
Simco Recycling Corp. Inc.	1.255.611	-
Agroindustrial Mandioca, C.A.	373.131	113.875
Corporación Industrial de Energía, C.A.	150.409	96.792
Turboven Maracay Company Inc. Sucursal	31.117	1.955
Agropecuaria Mandioca, C.A.	1.040	1.240
J.C. Papeleras, C.A.	-	260.195
	1.811.308	474.057
Cuentas por pagar a corto plazo		
Inmuebles 310350, C.A.	2.736.630	1.953.886
Turbogeneradores Maracay, C.A.	2.459.717	3.231.218
Seinforca, C.A.	364.931	432.471
Turboven Maracay Company Inc.	100.160	57.228
Turboven Cagua Company Inc.	19.781	22.240
Simco Recycling Corp. Inc.	-	694.634
	5.681.219	6.391.677

15. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 93.175.313 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 (en valores históricos) mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital, resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos. La Compañía considera la utilidad neta en bolívares constantes para determinar la base para el cálculo del apartado correspondiente a esta reserva.

Al 31 de diciembre de 2004 y 2003 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.744. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

Al 31 de diciembre de 2004 y 2003, el déficit acumulado de las filiales incluidos en las utilidades retenidas ascienden Bs. (12.696) millones y Bs. (10.164) millones, respectivamente, La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 62.598 millones y Bs. 74.807 millones, al 31 de diciembre de 2004; y Bs. 33.399 millones y Bs. 39.154 millones, al 31 de diciembre de 2003, respectivamente.

Al 31 de diciembre de 2004 y 2003 la utilidad neta incluye Bs. 15.915 millones y Bs. 10.781 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Los accionistas de la Compañía consideran los estados financieros consolidados en bolívares constantes para efectos de las aprobaciones establecidas en los estatutos y el Código de Comercio Venezolano.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de

Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. A la fecha del último decreto de dividendos de fecha 01 de octubre de 2004, el número de ADR's en circulación es de 29.001.090.

16. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 66,36% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a) Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b) Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 17).

c) Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

17. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Con fecha 6 de febrero de 2004, el Ejecutivo Nacional y el Banco Central de Venezuela sustituyeron el Convenio Cambiario número 2 del 5 de febrero de 2003, fijando los tipos de cambio a partir de la entrada en vigencia del nuevo Convenio Cambiario en Bs. 1.915,20 por US$ 1,00 para la compra, y Bs. 1.920,00 por US$ 1,00 para la venta. Asimismo, el nuevo Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. Durante el año 2004, la Compañía ha solicitado divisas por concepto de importaciones por US$ 95.569 mil, de las cuales ha obtenido la aprobación por US$ 74.414 mil. Asimismo, ha solicitado divisas para la remisión de dividendos por US$ 7.104 mil, de las cuales se encuentran en espera de aprobación US$ 1.888 mil; y también ha efectuado exportaciones por US$ 10,1 millones, y ha vendido al Banco Central de Venezuela las respectivas divisas cobradas por US$ 2,3 millones.

A la fecha de este dictamen, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 31 de diciembre de 2004 y 2003 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.920 y Bs. 1.600 por US$ 1,00, respectivamente, de acuerdo con el control de cambios (en miles de dólares estadounidenses):

	2004	**2003**
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	10.836	7.238
Cuentas por cobrar comerciales	8.937	5.865
Cuentas por cobrar a compañías relacionadas	728	101
Depósitos dados en garantía	1.319	1.000
Anticipos a proveedores y deudores diversos	1.556	1.005
	23.376	15.209

	2004	2003
	(En miles de US$)	
Pasivo:		
Documentos por pagar	1.295	764
Cuentas por pagar comerciales	11.027	17.524
Cuentas por pagar a compañías relacionadas	-	364
Gastos acumulados por pagar y otras	1.736	1.102
	14.058	19.754

18. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2004 y 2003 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

19. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2004 y 2003 representan aproximadamente el 8,9% y 4,6% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

20. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 428 mil y Euros 3.002 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía

frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2004, las cartas de crédito abiertas por estos conceptos alcanzan US$ 4.458 mil. (Bs. 8.560 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 8.002 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2004 y 2003, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (1994 – 1996), por un monto de US$ 5,3 millones, correspondiente al 90% del valor FOB de las

declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2004, las fianzas pendientes de liberación a favor del Fisco nacional ascienden a Bs. 103,4 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

3.2. Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 30 DE JUNIO 2005 Y 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolivares)

ACTIVO	Notas	Junio 2005	Diciembre 2004	Diciembre 2003
ACTIVO CIRCULANTE:				
Efectivo	1, 15 y 16	33,412,128	26,761,945	17,477,208
Efectos y cuentas por cobrar - neto	3, 15 y 16	82,662,375	85,805,090	72,603,710
Anticipos a proveedores	16	7,155,442	5,196,964	3,103,764
Inventarios - neto	1 y 4	57,110,807	45,402,336	60,678,894
Gastos pagados por anticipado		1,294,883	955,009	962,827
Otros activos circulantes - neto	1 y 5	16,045,895	11,147,959	9,489,609
Total activo circulante		197,681,530	175,269,303	164,316,012
INVENTARIO DE REPUESTOS A LARGO PLAZO	4	6,292,553	7,112,018	9,537,655
INVERSIONES EN AFILIADAS - Neto	1 y 6	4,445,600	4,428,721	5,850,235
PROPIEDADES, PLANTA Y EQUIPO - Neto	1 y 7	526,388,756	513,808,227	511,294,920
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1 y 8	1,903,870	1,390,042	1,300,969
TOTAL		736,712,309	702,008,311	692,299,791
PASIVO Y PATRIMONIO				
PASIVO CIRCULANTE:				
Pagarés y sobregiros bancarios	9	25,622,727	13,819,220	13,665,309
Contratos de venta con arrendamiento posterior		-	606,657	-
Obligaciones y papeles comerciales	10	2,808,700	3,171,835	7,026,439
Documentos por pagar	16 y 19	-	2,683,995	1,573,352
Cuentas por pagar	11 y 16	59,688,530	39,003,165	53,595,359
Dividendos por pagar	14	8,123,856	4,475,838	6,664,073
Gastos acumulados por pagar		9,848,511	8,829,071	9,205,837
Impuestos por pagar e impuesto sobre la renta diferido	1 y 12	4,226,451	11,109,665	9,204,311
Total pasivo circulante		110,318,775	83,699,446	100,934,680
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	1	12,530,181	10,462,784	9,273,747
OTROS PASIVOS Y CREDITOS DIFERIDOS		466,752	416,821	493,338
Total pasivo		123,315,708	94,579,051	110,701,765
INTERESES MINORITARIOS		1,841,021	1,712,875	1,330,433
PATRIMONIO - Según estado financiero adjunto	1, 14 y 15	611,555,580	605,716,385	580,267,593
TOTAL		736,712,309	702,008,311	692,299,791

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR EL PERIODO DE (6) SEIS MESES TERMINADO EL 30 DE JUNIO DE 2005 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolivares, Excepto Utilidad Neta Por Acción)

	Notas	Junio 2005	Diciembre 2004	Diciembre 2003
VENTAS NETAS	18	190,005,338	448,408,071	395,518,076
COSTOS Y GASTOS:				
Costo de ventas		141,204,955	312,444,721	257,587,564
Gastos de ventas		17,910,603	32,740,073	31,701,981
Gastos generales y administrativos		7,961,190	18,935,493	15,325,904
		167,076,748	364,120,287	304,615,449
UTILIDAD EN OPERACIONES		22,928,590	84,287,784	90,902,627
OTROS INGRESOS (EGRESOS):				
Pérdida en operaciones con títulos valores		(516,197)	(8,578,467)	(34,216,367)
Provisión para inversiones		5,000,000	3,244,575	
Pérdida neta en contrato de cobertura en moneda extranjera			(450,580)	(470,807)
Utilidad en venta de activos			50,767	108,733
Impuesto al débito bancario		(1,406,575)	(3,595,080)	
Otros - neto		(7,988,919)	107,921	(11,787,871)
		(4,911,691)	(9,220,864)	(46,366,312)
(COSTO) INGRESO INTEGRAL DE FINANCIAMIENTO:				
Intereses gastos		(1,377,812)	(3,492,604)	507,674
Intereses sobre inversiones temporales		329,348	504,364	(6,742,963)
Diferencias en cambio - neto		4,621,982	3,696,148	3,709,424
Resultado monetario del ejercicio (REME)	1 y 2	(2,349,385)	(3,094,434)	4,461,008
		1,224,133	(2,386,526)	1,935,143
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		19,241,032	72,680,394	46,471,458
PROVISION PARA IMPUESTOS:				
Impuesto sobre la renta	12	3,575,851	17,432,341	11,827,874
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		15,665,181	55,248,053	34,643,584
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	1		(3,782,734)	(4,290,267)
UTILIDAD ANTES DE INTERESES MINORITARIOS		15,665,181	51,465,319	30,353,317
INTERESES MINORITARIOS		(128,146)	(382,442)	(263,839)
UTILIDAD NETA		15,537,035	51,082,877	30,089,478
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1	6.77	22.27	13.12

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE (6) SEIS MESES TERMINADO EL 30 DE JUNIO DE 2005 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolivares)

	Notas	Junio 2005	Diciembre 2004	Diciembre 2003
ACTIVIDADES OPERACIONALES:				
Utilidad neta		15,537,035	51,082,877	30,089,478
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Participación de accionistas minoritarios - neto		128,146	382,442	263,839
Participación en resultados de afiliadas		102,066	3,782,734	4,290,267
Pérdida en inversiones, neto		(5,016,881)	(3,244,575)	4,514,049
Utilidad en venta de activos		-	(50,767)	(108,733)
Retiros y consumo de equipos y partes industriales		-	1,530,291	1,932,277
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada		-	889,670	889,670
Resultado monetario del ejercicio (REME)		2,349,385	3,094,434	(4,461,008)
Depreciación		9,500,492	18,841,132	19,103,262
Amortización de cargos diferidos		(513,828)	75,466	75,466
Cambios en activos y pasivos operacionales	2	1,053,711	(18,339,882)	(12,869,141)
Apartado para prestaciones de antigüedad, neto de pagos		2,931,517	2,875,223	1,397,756
Efectivo neto provisto por las actividades operacionales		26,071,643	60,919,045	45,117,182
		2,566,994		
ACTIVIDADES DE INVERSION:				
Disminución en cargos diferidos y otros activos		-	(164,539)	(101,567)
Compra de propiedades, planta y equipo		(8,791,345)	(20,755,152)	(3,117,149)
Venta de propiedades y equipos		65,130	112,411	844,617
Efectivo neto usado por las actividades de inversión		(8,726,215)	(20,807,280)	(2,374,099)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento en pagarés y sobregiros bancarios		11,803,507	2,523,325	3,823,600
Aumento neto de contratos de venta con arrendamiento posterior		(606,657)	650,409	-
Disminución en préstamos a largo plazo		-	-	(11,666,250)
(Disminución) aumento en obligaciones emitidas en circulación		(363,135)	(2,919,997)	1,249,245
Aumento (disminución) en documentos por pagar		(2,566,994)	1,462,266	(8,021,285)
(Disminución (aumento) en obligaciones por operaciones de venta con arrendamiento posterior		-	-	-
Dividendos en efectivo		(18,961,966)	(30,404,175)	(32,461,243)
Efectivo neto usado por las actividades de financiamiento		(10,695,245)	(28,688,172)	(47,075,933)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO		-	(2,138,856)	(6,901,223)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		6,650,183	9,284,737	(11,234,073)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO		26,761,945	17,477,208	28,711,281
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		33,412,128	26,761,945	17,477,208

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL PERIODO DE (6) SEIS MESES TERMINADO EL 30 DE JUNIO DE 2005 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	126.471.669	256.613.429	118.337	14.941.176	33.136.150	178.495.765	632.716.620
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(26.371)	-	109.333	-	82.962
SALDOS INICIALES NETOS	22.940.094	126.471.669	256.613.429	91.966	14.941.176	33.245.483	178.495.765	632.799.582
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)	-	-		-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	(32.461.243)	-	(32.461.243)
Utilidad neta	-	-	-	-	-	30.089.478	-	30.089.478
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(50.102.597)	(50.102.597)
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	126.471.669	256.613.429	34.339	14.941.176	30.873.718	128.393.168	580.267.593
Dividendos en efectivo	-	-	-	-	-	(29.445.538)	-	(29.445.538)
Utilidad neta	-	-	-	-	-	51.082.877	-	51.082.877
Resultado acumulado por traducción de filial extranjera	-	-	-	(121.463)	-	-	-	(121.463)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	3.932.916	3.932.916
SALDOS AL 30 DE DICIEMBRE DE 2004	22.940.094	126.471.669	256.613.429	(87.124)	14.941.176	52.511.057	132.326.084	605.716.385
Dividendos en efectivo	-	-	-	-	-	(23.968.895)	-	(23.968.895)
Utilidad neta	-	-	-	-	-	15.537.035	-	15.537.035
Resultado acumulado por traducción de filial extranjera	-	-	-		-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	14.271.055	14.271.055
SALDOS AL 30 DE JUNIO DE 2005	22.940.094	126.471.669	256.613.429	(87.124)	14.941.176	44.079.197	146.597.139	611.555.580

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERIODO DE SEIS (6) MESES TERMINADOS AL 30 DE JUNIO DE 2005 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003
(EXPRESADAS EN BOLIVARES CONSTANTES AL 30 DE JUNIO DE 2005)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. Operaciones – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. Presentación de estados financieros – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. En el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (véase notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación en el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, se presente en valores inferiores en Bs. 907 millones, Bs. 3.931 millones y Bs.5.743 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio, este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio

inicial de la Compañía; para el período terminado el 30 de junio de 2005, este efecto asciende a Bs. 506 millones aproximadamente.

c. Consolidación – Los estados financieros consolidados incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. Estados financieros reexpresados en bolívares constantes – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Índice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 30 de junio de 2005 y 31 de diciembre de 2004 y 2003 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 324.875 millones en junio 2005 (Bs. 309.632 millones en 2004 y Bs. 302.012 millones en 2003)

producto de la incorporación de los valores corrientes de propiedades, planta y equipo en los años 2005, 2004 y 2003 y asimismo, los valores corrientes de inventarios en el año 2002, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs.178.214 millones, Bs. 177.307 millones y Bs. 173.621 millones al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base en el IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los estados financieros consolidados al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 fueron reexpresados mediante la aplicación de la variación en el Índice de Precios al Consumidor (IPC) hasta el 30 de junio de 2005, excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo la metodología indicada en 1c, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

Los Índices de Precios al Consumidor, al inicio, al final y promedio por el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, son los siguientes:

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
Al inicio del año	459,650	385,661	303,469
Al final del año	496,251	459,650	385,661
Promedio del año	480,601	428,730	352,148
Inflación del año	7,96%	19,18%	27,08%

e. Efectivo y equivalentes de efectivo – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. Inversiones – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y las inversiones en las filiales 100% poseídas Valores y Acciones 1003, C.A. (constituida en el 2003) e Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. Inventarios – Los inventarios al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

h. Propiedades, planta y equipos – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. Cargos diferidos – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el Índice de Precios al Consumidor (IPC).

j. Transacciones en moneda extranjera – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en

bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. Apartado para prestaciones de antigüedad – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. Impuesto sobre la renta – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. Activos a largo plazo – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. Valor razonable de los instrumentos financieros – Los valores en libros reportados en los balances generales para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. Reconocimiento de ingresos – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa cuando los derechos de propiedad sobre éstos son transferidos.

p. Uso de estimaciones en la preparación de los estados financieros – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general

requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. Utilidad neta por acción – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. Reclasificaciones – Algunas cifras de los estados financieros al 31 de diciembre de 2003, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2004.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, comprende lo siguiente (en miles de bolívares):

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
Posición monetaria al inicio del año	46.192.246	(28.903.146)	(47.016.021)
Aumento del año	190.393.134	501.182.595	424.397.036
Disminución del año	(215.482.930)	(422.992.769)	(401.823.153)
Posición monetaria estimada del año	21.102.450	49.286.680	(24.442.138)
Menos – posición monetaria real al final del año	18.753.065	46.192.246	(28.903.146)
	(2.349.385)	(3.094.434)	4.461.008

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, se componen de lo siguiente (en miles de bolívares):

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
(Aumento) disminución:			
Efectos y cuentas por cobrar	(10.215.122)	(29.651.093)	(14.062.803)
Anticipos a proveedores	(2.624.894)	(2.521.168)	255.980
Inventarios	(10.889.006)	17.702.195	6.185.724
Gastos pagados por anticipado	(466.446)	(105.855)	(419.218)
Aumento (disminución):			
Cuentas por pagar	24.126.915	(7.612.424)	(13.817.525)
Gastos acumulados por pagar	7.365.941	655.701	1.651.672
Impuestos por pagar	674.569	(4.297.137)	7.504.048
Otros pasivos y créditos diferidos	51.557	(323.150)	(167.019)
Impuestos diferidos	(6.969.803)	7.813.049	
	1.053.711	(18.339.882)	(12.869.141)

El desglose del resultado monetario del ejercicio utilizado por actividad para el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados al 31 de diciembre de 2004 y 2003, es como sigue (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	**2004**	**2003**
Operacionales	(2.909.048)	(5.807.512)	(278.031)
De inversión	(916.249)	(77.061)	4.475.170
De financiamiento	1.475.912	4.928.994	7.165.092
De efectivo	-	(2.138.855)	(6.901.223)
	(2.349.385)	(3.094.434)	4.461.008

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	**2004**	**2003**
Intereses	1.039.478	3.310.696	6.870.861
Impuestos	963.525	9.153.308	4.735.096

3. EFECTOS Y CUENTAS POR COBRAR

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Comerciales	64.744.768	73.684.335	66.753.166
Compañías relacionadas (Nota 13)	2.115.198	1.955.536	511.804
Empleados	5.933.794	5.570.296	4.553.215
Deudores diversos	533.578	609.153	927.671
Crédito fiscal IVA – Neto	11.309.501	3.102.124	121.606
Depósito dado en garantía	-	2.735.237	2.058.804
	84.636.839	87.656.681	74.926.266
Menos – apartado para cuentas de cobro dudoso	1.974.464	1.851.592	2.322.556
	82.662.375	85.805.089	72.603.710

4. INVENTARIOS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los inventarios se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Productos terminados	21.834.373	12.800.323	19.147.406
Productos en proceso	294.788	82.373	326.733
Materias primas	24.501.825	19.361.613	19.665.237
Repuestos	9.648.070	10.518.703	8.366.921
Inventario en tránsito	1.657.253	3.464.826	13.663.683
	57.936.309	46.227.838	61.169.980
Menos – provisión para obsolescencia	825.502	825.502	491.086
	57.110.807	45.402.336	60.678.894

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los inventarios de repuestos a largo plazo se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Repuestos	8.218.726	9.038.191	10.683.522
Menos – provisión para obsolescencia	1.926.173	1.926.173	1.145.867
	6.292.553	7.112.018	9.537.665

5. OTROS ACTIVOS CIRCULANTES

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

			Al 30-06	Al 31 de diciembre	
	Nota	%	2005	2004	2003
Activos netos de filiales en proceso de desincor-poración:					
Valores y Acciones 1003, C.A.	(A)	100	26.902.430	27.004.496	42.157.606
Otras inversiones registradas al costo:					
Otras			291.997	291.997	291.997
Menos – apartado para inversiones			11.148.532	16.148.534	32.959.994
			16.045.895	11.147.959	9.489.609

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A. (compañía constituida en el año 2001, a partir de aportes de inmuebles, inversiones en acciones registradas al costo, ciertas cuentas por cobrar, y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001). Al 31 de diciembre de 2004 y 2003, esta filial poseía inmuebles por Bs. 20.033 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 22.122 millones al 31 de diciembre de 2003, la cual se castigó en el año 2004. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes

hasta por US $ 1 millones (Bs. 1.920 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSIONES EN AFILIADAS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

			Al 30-06	Al 31 de diciembre	
	Nota	%	2005	2004	2003
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:					
Simco Recycling Corp. Inc.	(A)	50	4.445.600	4.428.721	5.850.235
			4.445.600	4.428.721	5.850.235

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2004	2003
Activo circulante	**1.131**	**1.452**
Total activo	1.686	2.161
Pasivo circulante		
	2.584	2.399

	2004	**2003**
Patrimonio (déficit)	(1.149)	(723)
Total pasivo y patrimonio	1.686	2.161
(Pérdida) utilidad neta	(434)	(137)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 15.365 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, las propiedades, planta y equipo se componen de (en miles de bolívares):

	Vida útil (años)	Al 30-06 2005	2004	2003
Edificios	10 a 30	65.560.063	62.381.396	62.446.464
Maquinarias y equipos	7 a 20	498.944.215	468.281.843	463.040.553
Vehículos	3 a 6	4.704.772	4.691.731	4.511.009
Muebles, enseres y otros	5	25.553.121	26.512.424	27.954.390
		594.762.171	561.867.394	557.952.416
Menos – depreciación acumulada		92.469.195	79.462.403	64.118.076
		502.292.976	482.404.991	493.834.340
Terrenos		16.737.761	16.727.222	16.737.761
Construcciones en proceso		4.885.187	3.827.264	722.819
Maquinaria en tránsito		2.472.832	10.848.750	-
		526.388.756	513.808.227	511.294.920

Los valores de las propiedades, planta y equipos al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2003. Para el año terminado el 31 de diciembre de 2004, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 114.127 millones.

Durante el período de seis (6) meses terminado al 30 de junio de 2005, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 11.631 millones. Durante los años terminados el 31 de diciembre de 2004 y 2003, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 21.908 millones, Bs. 17.464 millones, respectivamente.

Al 30 de junio de 2005 y al 31 de diciembre de 2004, y 2003 , la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 698 millones, Bs. 710 millones y Bs. 891 millones, respectivamente, neto de amortización acumulada. Durante el período de seis (6) meses terminado el 30 de junio de 2005 y los años terminados el 31 de diciembre de 2004 y 2003, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 30 de junio de 2005, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 334.546 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 , los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.001 millones, Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 407,3 millones, Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 30 de junio de 2005, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo
Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 11,95% y 13,06% para el período de seis (6) meses terminado el 30 de junio de 2005, las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,46% y 15,17% para el año 2004 y 15,75% y 37,25% para el año 2003.

10. EMISION DE OBLIGACIONES

Al 30 de junio de 2005, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Papeles comerciales al portador, con vencimiento el 19 de octubre de 2005.	2.808.700
Menos – porción circulante	2.808.700
	-

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 268 millones, Bs. 400 millones, y Bs. 448 millones, respectivamente.

11. CUENTAS POR PAGAR

Al 30 de junio de 2005 y al 31 de diciembre de 2004, y 2003, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Comerciales	53.353.071	30.938.783	45.206.491
Compañías relacionadas (Nota 13)	4.257.466	6.133.595	6.900.625
Otras	2.077.993	1.930.787	1.488.243
	59.688.530	39.003.165	53.595.359

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 30 de junio de 2005 (valores estimados) y al 31 de diciembre de 2004 y 2003, al 31 de diciembre, se resume a continuación (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Impuesto sobre la renta del año Estimado	3.252.800	10.540.920	12.690.058
Impuesto sobre la renta diferido	-	7.287.479	-
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	-	(396.058)	(862.184)
	3.252.800	17.432.341	11.827.874

Para los años terminados al 30 de junio de 2005 (valores estimados) y al 31 de diciembre de 2004 y 2003, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se

incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

Impuesto diferido

El impuesto diferido refleja el impacto de las diferencias temporales entre los montos de activos y pasivos registrados según las bases contables indicadas en la Nota 1, y aquellos incluidos para la determinación del impuesto sobre la renta de conformidad con la legislación fiscal vigente.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 30 de junio de 2005, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

En Gaceta Oficial N° 38.002 de fecha 17 de agosto de 2004 fue derogado el Decreto Ley N° 3.266, mediante el cual se dictó la Ley de Impuesto a los Activos Empresariales, publicada en la Gaceta Oficial de la República N° 4.654, de fecha 1 de diciembre de 1993, así como las demás normas dictadas en desarrollo de esta Ley.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años 2004 y 2003, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	Al 30-06 2005	Al 31 de diciembre 2004	2003
Ventas de inventarios	-	193	294.206
Compras de inventarios	6.264.560	19.396.764	12.896.024
Cargos por consumo de energía eléctrica	7.775.359	16.262.859	17.571.735
Alquileres	490.136	1.036.148	1.080.085

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	Al 30-06 2005	Al 31 de diciembre 2004	2003
Cuentas por cobrar a corto plazo			
Corporación Industrial de Energía, C.A.	189.694	162.386	104.500
Agroindustrial Mandioca, C.A.	450.650	402.842	122.943
Simco Recycling Corp. Inc.	1.441.280	1.355.591	-
J.C. Papeleras, C.A.	-	-	280.913
Turbogeneradores de Venezuela, C.A.	31.117	-	-
Agropecuaria Mandioca, C.A.	-	1.122	1.338
Seinforca	2.457	-	-
Turboven Maracay Company			

	2005	2004	2003
Inc. Sucursal	-	33.595	2.110
	2.115.198	1.955.536	511.804

Cuentas por pagar a corto plazo

Turbogeneradores Maracay, C.A.	500.584	2.954.539	3.488.509
Inmuebles 310350, C.A.	3.176.637	2.655.576	2.109.468
Turboven Maracay Company	-	108.135	61.785
Seinforca, C.A.	580.245	393.989	466.907
Simco Recycling Corp. Inc.	-	-	749.945
Turboven Cagua Company Inc.	-	21.356	24.011
	4.257.466	6.133.595	6.900.625

14. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 105.999.128 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de

conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendo a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544.Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de

octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 las utilidades retenidas incluyen Bs. (14.265) millones, Bs. (13.706) millones y Bs. 10.973 millones de utilidades retenidas (déficit) acumulado de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs.16.096 millones y Bs. 58.344 millones al 30 de junio de 2005, Bs. 67.582 millones y Bs. 65.822 millones al 31 de diciembre de 2004 y Bs. 35.994 millones y Bs. 42.271 millones, al 31 de diciembre de 2003, respectivamente.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 la utilidad neta incluye Bs. 3.336 millones, Bs. 17.182 millones y Bs. 11.639 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

15. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 66,36% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Veáse Nota 17).

Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

16. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Posteriormente, con fecha 06 de febrero de 2004, el Ejecutivo Nacional y el BCV modificaron el convenio cambiario N° 2 donde se fija la tasa de cambio en Bs. 1.915,20 por US$ 1,00 para la compra y Bs. 1.920 por US$ 1,00 para la venta. Asimismo, el Convenio establece la liquidación a

las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

Con fecha 2 de marzo de 2005, el Ejecutivo Nacional y el Banco Central de Venezuela sustituyeron el Convenio Cambiario número 2 del 5 de febrero de 2004, fijando los tipos de cambio a partir de la entrada en vigencia del nuevo Convenio Cambiario en Bs. 2.144,60 por US$ 1,00 para la compra, y Bs. 2.150,00 por US$ 1,00 para la venta. Así mismo, el nuevo Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. Al 31 de diciembre de 2003, la Compañía ha solicitado y se encuentra a la espera de aprobación por US$ 1.054 mil correspondientes al saldo de la deuda externa en moneda extranjera al 22 de enero de 2003. Asimismo la Compañía ha solicitado divisas por concepto de importaciones y/o deuda vía transitoriedad por US$ 13.228 mil, de los cuales ha obtenido la aprobación por US$ 9.737 mil, y ha solicitado divisas por concepto de importaciones por US$ 12.471 mil de las cuales se ha obtenido la aprobación por US$ 7.439 mil.

A la fecha de este informe de preparación, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las

instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 2.150,00, Bs. 1.920, Bs. 1.600 por US$ 1,00, respectivamente, de acuerdo con el control de cambios y el mercado libre de divisas, respectivamente (en miles de dólares estadounidenses):

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
Activo:			
Efectivo e inversiones temporales	7.010	10.836	7.238
Cuentas por cobrar comerciales	5.010	8.937	5.865
Cuentas por cobrar compañías relacionadas	670	728	101
Depósitos dados en garantía	3.500	1.319	1.000
Anticipos a proveedores y deudores diversos	3.581	1.556	1.005
	19.771	23.376	15.209
Pasivo:			
Pagarés y sobregiros bancarios	-	1.295	764
Cuentas por pagar comerciales	19.562	11.027	17.524
Cuentas por pagar compañías relacionadas	-	-	364
Gastos acumulados por pagar y otras	1.634	1.736	1.102
	21.196	14.058	19.754

17. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

18. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 representan aproximadamente el 9,7%, 8,9% y 4,6% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

19. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 428 mil y Euros 2.702 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 30 de Junio de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 10.466 mil. (Bs. 22.502 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 8.002 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2004 y 2003, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (1994 – 1996), por un monto de US$ 5,3 millones, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2004, las fianzas pendientes de liberación a favor del Fisco nacional ascienden a Bs. 103,4 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.004, 2.003 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2005.

(En miles de US$)

	Al 30-06 2005	Al 31 de diciembre 2004	2003
Activo:			
Efectivo e inversiones temporales	7.010	10.836	7.238
Cuentas por cobrar comerciales	5.010	8.937	5.865
Cuentas por cobrar compañías relacionadas	670	728	101
Depósitos dados en garantía	3.500	1.319	1.000
Anticipos a proveedores y deudores diversos	3.581	1.556	1.005
	19.771	23.376	15.209
Pasivo:			
Pagarés y sobregiros bancarios	-	1.295	764
Cuentas por pagar comerciales	19.562	11.027	17.524
Cuentas por pagar compañías relacionadas	-	-	364
Gastos acumulados por pagar y otras	1.634	1.736	1.102
	21.196	14.058	19.754
Posición Neta en Moneda Extranjera	(1.425)	9.318	(4.545)

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.003: Bs. 1.600,00 * US$
Al cierre del 31 de Diciembre de 2.004: Bs. 1.920,00 * US$
Al cierre del 30 de Junio de 2.004: Bs. 2.150,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-05 hasta el 30-06-05 y para los años 2.004 y 2.003 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

30 de Junio 2005	31 de Diciembre 2004	31 de Diciembre 2003
Utilidad Cambiaría	Utilidad Cambiaría	Pérdida Cambiaría
4.621.982	3.696.148	3.709.424

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.001 millones, Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 407,3 millones, Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2002 y 2001 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Índice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/05 y el 30/06/05 y para los años 2004 y 2003 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 30 de junio de 2005 son los siguientes:

30 de Junio 2.005	31 de Diciembre 2.004	31 de Diciembre 2.003
9.500.492	18.841.132	19.103.262

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.3 Relaciones Financieras (Reexpresado en moneda Constante)

Reexpresado en Moneda Constante			
INDICADOR	**Cierre al 30-06-05**	**Cierre al 31-12-04**	**Cierre al 31-12-03**
AC / PC	1,79	2,09	1,63
Efect. / PC	0,30	0,32	0,17
PC / Pat.	0,18	0,14	0,17
PT / Pat	0,20	0,16	0,19

Leyenda:

AC: Activo Circulante
Efect.: Efectivo
PT: Pasivo Total
PC: Pasivo Circulante
Pat.: Patrimonio

3.4. Dictámenes de las Sociedades Calificadoras de Riesgo.

CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
TLF: (58)(212) 266-69-63 / 266-02-50

RESUMEN DEL DICTAMEN DE CALIFICACION DE RIESGO

EMISOR:	MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
DESCRIPCION DE LOS TITULOS:	Papeles Comerciales al portador hasta por la cantidad de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000) o su contravalor en dólares americanos, emisión aprobada en Asamblea Ordinaria de Accionistas celebrada el 17/03/2005 y según lo acordado por la Junta Directiva, en reunión del 29/07/2005.
PLAZO DE LOS TITULOS:	Entre 15 y 360 días
USO DE LOS FONDOS:	Cubrir las necesidades de Capital de Trabajo.
INFORMACION ANALIZADA:	a) Estados financieros al 31 de Diciembre de los años 2002, 2003 y 2004, auditados por Lara, Marambio & Asociados (Deloitte & Touche) y un corte no auditado para el 30 de Junio 2005 b) Información económico-financiera en bolívares constantes al 30 de Junio 2005 c) Entrevistas con Ejecutivos de la empresa d) Información sectorial
RIESGO:	A2 Categoría: "A" Corresponde a aquellos instrumentos con una buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía, sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado Sub-categoría: "A2": Se trata de instrumentos con mínimo riesgo de inversión, su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.
PERIODICIDAD DE LA REVISION:	Ciento ochenta (180) días contados a partir del inicio de la oferta pública autorizada por la Comisión Nacional de Valores, o cuando CLASIFICADORES ASOCIADOS S&S, C.A. (S&S) tenga conocimiento de hechos que puedan alterar substancialmente el nivel de riesgo de los títulos valores emitidos

EDUARDO GRASSO V.   JUAN A. RODRIGUEZ B.   FILOMENA ALTERA A.

Caracas, 01 de Septiembre de 2005

Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contactos:
Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.
Hoja Resumen.
Caracas - Venezuela, agosto de 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión Nº	Monto	Denominación	Plazo
Papeles Comerciales	2005-I	Bs. 10.000.000.000,00.	En Bolívares.	Entre 15 y 360 días
Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 17 de marzo de 2005.				

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A2**	29 de agosto de 2005	Al 30/06/05 (no auditados)	En seis (6) meses.
Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".				
Definición de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opinión del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".				
Por la Junta Calificadora:				
Otto Rivero		Daniel Abreu		Sarino Russo

Fundamentos de la calificación:

- Manpa ha incrementado su margen operativo, mostrando un sólido 18,7% al cierre de 2004 (22,9% al cierre del AF03). El Emisor se ha concentrado en el negocio del papel (desinvirtiendo en el sector eléctrico y forestal) y ha acometido importantes programas de reducción de costos.

- El Emisor ha reducido progresivamente su deuda financiera con los fondos provenientes de las operaciones y desinversiones. La cobertura de intereses es muy holgada (32 veces en el primer semestre de 2005). Las bajas tasas de interés seguirán favoreciendo el servicio de la deuda la cual está contratada en su totalidad en bolívares.

- Manpa mantiene una alta proporción del activo circulante en efectivo a fin de enfrentar los ciclos adversos de la industria. Al 30/06/05 el Efectivo y equivalentes supera el monto de la deuda financiera.

- Con la aparición de un nuevo competidor local (Invepal), el incremento de las importaciones de papeles blancos y el incremento en los precios de la materia prima importada, los resultados proyectados para el AF05 son menos favorables aunque continuarán siendo altamente positivos. Los altos dividendos cancelados en efectivo y los mayores desembolsos en adiciones de equipos hacen prever un incremento en el endeudamiento del Emisor.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. Las principales plantas se encuentran en Maracay, Edo. Aragua, y en Valencia, Edo. Carabobo. En 2004, el 34,3% de la producción de Manpa se vendió en bobinas mientras que el 65,7% restante se convirtieron y vendieron como producto terminado; 92,4 % de dicha ventas fueron al mercado nacional.

Con el crecimiento del PIB en el segundo trimestre de 2005 (+11,1%), son siete los períodos consecutivos de expansión económica que se han disfrutado, desde que en el cuarto trimestre de 2003 se revirtiera la tendencia contractiva que originara los acontecimientos políticos de los años 2002 y 2003, que incluyen el paro de la industria petrolera en diciembre 2002 -

enero 2003. La cotización promedio de la cesta de exportación petrolera venezolana ha sufrido un fuerte incremento desde el segundo semestre de 2004, promediando US$ 40,7 por barril en el primer semestre de 2005. Los mayores ingresos petroleros unido a los procesos electorales, han condicionado un incremento importante del gasto público por la via presupuestaria y no presupuestaria (gasto social de PDVSA, BANDES, uso de las reservas). La economía se ha visto igualmente favorecida por la mayor estabilidad política, la agilización de la entrega de divisas, la liberación parcial de precios de bienes y servicios y las bajas tasas de interés. El consumo privado viene creciendo en el último año y medio, producto de la reducción del desempleo, los ajustes salariales y la redistribución del ingreso a través de las misiones. Los mayores ingresos en divisas del país, han permitido una acumulación de reservas internacionales que, junto al control de cambios impuesto luego del cierre del mercado cambiario en enero de 2003, le han conferido una mayor estabilidad al tipo de cambio.

Consumo Aparente de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	75.049	70.791	80.361	121.614
Envases/Envolturas	35.118	35.528	25.051	34.151
Higiénicos	165.606	124.729	86.919	141.165
Total:	275.773	260.130	192.331	296.930

Fuente Apropaca.

En los años de recesión, el consumo aparente de productos intermedios que fabrica el Emisor se contrajo (5,6% en 2002 y 26,1% en 2003). Los rubros mas afectados fueron los papeles Higiénicos y de Envases y Envolturas. No obstante, el consumo aparente de papeles de Impresión y Escritura se incrementó en 2003, reflejando una tendencia a la importación creciente de bobinas para su conversión local, en lugar de la importación de productos finales. Con la recuperación de la actividad económica y del consumo en 2004, el consumo aparente de productos intermedios que fabrica el Emisor, se expandió 54,4%. Todos los rubros tuvieron un desempeño positivo: Impresión y Escritura (+51,3%); Envases y Envolturas (+36,3%); Higiénicos (+62,4%).

Producción de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	69.331	72.706	61.413	83.228
Envases/Envolturas	20.522	16.497	14.322	18.157
Higiénicos	164.619	81.439	64.539	134.334
Total:	254.472	170.642	140.274	235.719

Fuente Apropaca.

La producción nacional de productos intermedios de papel se contrajo en los años 2002 y 2003, en magnitudes que van más allá de la contracción de la demanda interna. Ello refleja la reducción de inventarios en el canal de distribución y los efectos de la sobre valuación del tipo de cambio: Reducción de las exportaciones e incremento de la importación de productos finales y de productos intermedios. El rubro más afectado fueron los papeles higiénicos. Con la recuperación de la actividad económica y del consumo en 2004, la producción local de productos intermedios que fabrica el Emisor, se expandió 54,4%. Todos los rubros tuvieron un desempeño positivo: Impresión y Escritura (+35,5%); Envases y Envolturas (+26,8%); Higiénicos (+108,1%).

Importación de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	33.450	27.167	43.512	71.677
Envases/Envolturas	14.596	16.030	10.729	15.994
Higiénicos	24.704	43.290	28.370	23.442
Total:	72.750	86.487	82.611	111.113

Fuente Apropaca.

La sobrevaluación que experimentó el bolívar entre 1997 y el primer trimestre de 2002, estimuló las importaciones de papeles en detrimento de la producción nacional. La tendencia se ha mantenido a pesar de las restricciones cambiarias. Algunas de las importaciones provienen de productores locales, a quienes les resulta más rentable la comercialización de productos de terceros. El principal rubro afectado son los papeles higiénicos, sector donde han aparecido en los últimos cuatro años convertidores locales importantes e importación de productos finales de Colombia. Igual ocurre en el segmento de Impresión y Escritura donde convertidores locales han sustituido la producción nacional por importación de Colombia y Brasil principalmente. El segmento de Envases y Envolturas ha sido afectado por importaciones de cementeras que estaban relacionadas con productores locales de sacos. En 2004, con la recuperación económica y la agilización de la entrega de divisas por parte de CADIVI, las importaciones de Impresión y Escritura y Envases y Envolturas se han incrementado +64,3% y +49,1% respectivamente. No así la importación de papeles higiénicos que descendió -17,3% conforme los productores locales han recuperado su mercado natural.

Exportación de Papeles (TM)				
Tipo de Papel	2001	2002	2003	2004
Impresión/Escritura	27.732	29.082	24.565	33.291
Envases/Envolturas	0	0	0	0
Higiénicos	23.717	16.060	5.990	16.611
Total:	51.449	45.142	30.555	49.902

Fuente Apropaca.

La sobrevaluación del bolívar y los atrasos del Gobierno en el pago del "Draw-Back" siguen afectando la exportación de papeles. A pesar de la contracción en el consumo interno y a la elevada capacidad ociosa de los productores locales, las exportaciones se contrajeron 12,3% en 2002 y 32,3% en 2003. De nuevo, el segmento mas afectado fue el de Higiénicos, observándose una mayor estabilidad en las exportaciones de Impresión y Escritura. En el año 2004, con el incremento en el precio internacional de papeles y una mejoría en la agilización del pago del "Draw-Back", las exportaciones han sufrido un incremento de +63,3%.

El 19/01/05 se constituye la empresa mixta Industria Venezolana de la pulpa y el Papel, Invepal, S.A., con un capital de Bs. 13.200 millones. La empresa es poseída en un 51% por el Estado venezolano y el 49% restante es de los trabajadores organizados en una cooperativa y cuenta entre sus activos las plantas expropiadas a la antigua Venepal, único competidor local de Manpa en los segmentos Imprimir y Escribir, y Envases y Envolturas. En marzo de 2005, Invepal inició operaciones con la línea de Envases y Envolturas y en mayo con Imprimir y Escribir. La mayor competencia de Manpa en estos rubros siguen siendo las importaciones y productos sustitutivos como el plástico en sacos. En Higiénicos, el principal competidor de Manpa es Papeles Venezolanos, C.A. Manpa tiene una mayor participación en papeles B y C, y sus otros competidores en papeles A y B. Luego de la entrada de la multinacional Kimberley-Clark mediante la adquisición de la empresa Papeles Guaicaipuro, C.A., Manpa fortaleció sus canales de distribución, recuperando con éxito su participación de mercado histórica.

Los factores que ocasionaron el fuerte incremento de los precios del petróleo en 2004 y el primer semestre de 2005 se encuentran aun presentes. El Departamento de Energía de los EEUU incrementó recientemente su proyección de precios para el WTI para 2005 de 45,5 US$/Brr a 51,4 US$/Brr. Bajo este escenario, las proyecciones son favorables para la economía venezolana y para el sector donde se desenvuelve el Emisor (alto crecimiento, alto consumo, bajas tasas de interés) viéndose únicamente afectado por la permanente amenaza de las importaciones y la falta de competitividad de las exportaciones.

Análisis financiero.

Rentabilidad.

En los últimos tres ejercicios, el Emisor muestra un sólido margen operativo. Manpa ha acometido importantes programas de reducción de costo, concentrándose en el negocio de papel (en el 2001 vendió los activos de la División Forestal). En 2002, a pesar de la fuerte contracción de la demanda, la devaluación del bolívar favoreció las exportaciones y elevó la competitividad de los productores locales frente a las importaciones. Los resultados, aunque inferiores a los del año anterior, fueron altamente positivos. En 2003, con el cierre virtual de Venepal y las dificultades para la obtención de divisas para la importación, el entorno favoreció aún más al productor local. El margen operativo de Manpa, al igual que sus ventas, se incrementó de nuevo a pesar de la fuerte contracción de la economía. En 2004, con la recuperación de la demanda, Manpa obtuvo un sólido margen operativo y mantuvo la tendencia positiva de su rentabilidad (ROA y ROE). En el primer semestre de 2005, la reducción de las ventas, la debilidad de los precios producto de la entrada del nuevo competidor y un leve incremento del precio de las materias primas, han afectado los resultados de Manpa, los cuales se mantienen, no obstante, en niveles muy sólidos. El cierre de 2005 debe mostrar mejores resultados, considerando que el segundo semestre del año es el período más favorable para Manpa debido a la estacionalidad de las ventas de papeles de Imprimir y Escribir.

Endeudamiento.

En el AF01, con el efectivo producido por la venta de activos del proyecto forestal, Manpa redujo su deuda financiera en 56%. En el AF02 el índice de cobertura cae ligeramente, debido al fuerte incremento de las tasas de interés, producto de la inestabilidad cambiaria que caracterizó dicho año. A partir del AF03, con el control de cambio, las tasas de interés locales han descendido progresivamente. Manpa ha aplicado sus excedentes de caja a la cancelación de deuda. Al cierre del AF04 y del primer semestre del AF05, el efectivo y equivalentes supera la deuda financiera. Con los excelentes resultados operativos, la cobertura de intereses es de 31 veces al cierre del primer semestre de 2005. En lo que resta de año y en 2006, con la prolongación anunciada del control de cambios, las tasas de interés deben mantenerse bajas, razón por la cual se espera que el flujo de caja Manpa cubra con holgura la carga financiera. Por último, el total pasivo de Manpa equivale a un porcentaje bajo del patrimonio.

Solvencia y liquidez.

En el AF01, además del efectivo obtenido por la venta de la División antes mencionada, Manpa recibió una opción por 18 años sobre el 50% del valor

neto de los créditos de Reducción de Emisiones que las plantaciones puedan recibir, de acuerdo con los convenios internacionales conocidos como el Protocolo de Kyoto. El valor presente de la opción, estimado en US$ 9,2 millones, fue aportado a una de las filiales en proceso de desincorporación. En el AF02, como resultado de la inestabilidad cambiaria y de la contracción de la demanda, se acumularon mayores inventarios de productos terminados y materias primas, estos últimos con sus correspondientes cuentas por pagar en divisas. La liquidez y la prueba del ácido sufrieron una reducción considerable. Ambos índices se han fortalecido desde entonces con una mayor rotación de los inventarios de productos terminados y una cancelación mas rápida de las cuentas por pagar, mostrando valores holgados al cierre del AF04 y del primer semestre del AF05. En la composición del activo circulante, el Emisor mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria.

Eficiencia.

La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que, si bien las ventas permanecieron prácticamente constantes, los valores corrientes del activo fijo se incrementaron sensiblemente con la devaluación. En 2003 y 2004, la recuperación de los índices obedece al mejor desempeño de las ventas netas.

Sensibilidad al entorno.

Manpa redujo su posición corta en dólares, cancelando, en algunos casos de forma anticipada, préstamos a largo plazo con instituciones financieras. La posición corta se deriva de la importación de materias primas. El Emisor mantiene una importante cantidad de efectivo e inversiones temporales en divisas para afrontar contingencias. Al 30/06/04, el 100% de la deuda financiera de Manpa está contratada en bolívares. El control de cambios permitirá un bajo nivel de tasas de interés locales, con baja de volatilidad. Por otra parte, el apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos); la materia prima representa alrededor del 70% del costo de producción.

Indices y Cifras Seleccionadas	Jun 05	Dic 04	Dic 03	Dic 02	Dic 01
Rentabilidad (%)					
Margen en operaciones	12,1	18,7	22,9	12,4	14,0
Margen neto	8,2	11,3	7,5	1,0	3,0
Utilidad neta/Patrimonio (ROE)	(*) 5,1	8,4	5,2	0,5	1,8
Utilidad neta/Total Activos (ROA)	(*) 4,2	7,3	4,0	0,4	1,5
Endeudamiento (veces)					
EBITDA/Intereses netos	30,93	34,50	17,88	4,72	5,72
Deuda financiera neta/Ventas netas	(*) -0,01	-0,02	0,00	0,02	0,08
Total pasivo/Patrimonio+Intereses minoritarios	0,20	0,16	0,19	0,24	0,21
Pasivo circulante/Total pasivo	0,88	0,88	0,91	0,89	0,76
Deuda financiera./Total pasivo	0,23	0,21	0,20	0,29	0,42
Efectivo y equivalentes/Deuda financiera a corto plazo	1,18	1,27	0,85	0,57	0,59
Deuda financiera neta (Bs. Constantes de junio 2005)	-4.981	-7.994	1.581	8.017	25.226
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,71	2,08	1,75	1,39	1,97
Prueba del ácido	1,13	1,54	1,10	0,87	1,39
Rotación de cuentas por cobrar	6,1	6,0	5,6	4,9	5,2
Rotación de inventarios	4,5	6,7	3,9	3,4	4,1
Efectivo e Inversiones temporales/Activo circulante	0,18	0,14	0,11	0,11	0,11
Eficiencia (veces)					
Ventas netas/Total activo	0,52	0,64	0,53	0,43	0,49
Ventas netas/Activo fijo	0,72	0,88	0,72	0,59	0,69

(*) Resultados del semestre anualizados (multiplicando por dos) para fines comparativos.

ADVERTENCIA:
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA Telf.: 901.23.25 / 23.35
jlovera@manpa.com.ve

- LETICIA LEVEL Telf.: 901.22.45
llevel@manpa.com.ve

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

Pág.

MANPA

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

EMISION DE PAPELES COMERCIALES AL PORTADOR
-2005-
Monto Máximo Autorizado: Bs. 10.000.000.000,00

Coordinador:

MANPA

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of Manpa]

Caracas, November 2, 2005

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

RECEIVED 2005 DEC 21 P 2:41 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attached hereto please find the Commercial Registry of the company Special Shareholders´ Meeting held on October 7, 2005 that decreed an extraordinary dividend of ten bolivars (Bs.10.00) per share and that of the Board of Directors that agreed the dates for registry and payment of dividends.

This participation is made pursuant to the provisions of Ordinals 2 and 3 of Article 5 of the "Standards Related to Periodical or Occasional Information that needs to be Furnished to People Subject to Control by the National Securities and Exchange Commission."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated.--

MINISTRY OF THE INTERIOR AND JUSTICE

FIRST COMMERCIAL REGISTRY

of the Judicial Circuit of the Capital District and Miranda State:

LAWYER LILA CONCEPCIÓN OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTER OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE. DOES HEREBY CERTIFY that the entry of Commercial Registry transcribed herein, which original is registered under Volume: 152-A-PRO ... Number: 16, year 2005, as well as the Participation, Note and Document are a true and exact copy of its original, which reads as follows.

This sheet belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.-----------

Citizen

Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State.

Your Office

I, **CARLOS H. PAPARONI MAURY,** a Venezuelan citizen, a Lawyer, of legal age, of this domicile, bearer of Identity Card No. 6562483, proceeding in this act in my capacity as Second Vice-President of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No. 379, Volume 1-B, File 3251, before you I respectfully appear to declare that in the **Meeting of the Board of Directors No.937** of my Principal held on October 7, 2005, the following was approved:

Sole Item

The Board of Directors making use of its powers granted by the Special Shareholders' Meeting as of October 7, 2005 established October 17, 2005 as registry date (limit date of transaction with benefit) and October 24, 2005 as payment date (effective registry date with benefit) of the special benefit in cash amounting to Ten Bolivars (Bs.10.00) per share as decreed by the aforementioned Shareholders' Meeting.

I attached hereto an authorized copy of the Board of Directors No. 937 to be registered and filed with the company file kept by this Registry Office.

Likewise, I do hereby request the issue of four (4) certified copies of the present notification.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Caracas, at the date of its presentation.

(Signed) Illegible ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company of this domicile, do hereby certify that: the Minutes herein below partially transcribed is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, and which textually transcribed reads as follows:

"**Record No.937**. As of today, the Seventh (7th) day of October of the year Two Thousand Five there gathered the members of the Board of Directors: Carlos Delfino T., President; Carlos H. Paparoni, Second Vice-President; the Directors: Alfredo Travieso P., Julio Bustamante, Juan Carlos Carpio, Nelson Isamit, Elena Delfino and Acting Directors: Alberto Delfino, Fernando Paparoni, Angel Ramírez and Alejandro Delfino T., in absence of Alfredo Gómez Ruiz, Alicia Mariela Paparoni, Arnaldo Añez D., and Celestino Martínez P., respectively. Likewise, José Gaetano Paparoni Asesor was present.

1. The Board of Directors decided to establish October 17, 2005 as registry date (limit date of transaction with benefit) and October 24, 2005 as payment date of the dividend approved by the Special Shareholders' Meeting held on October 7, 2005 that decreed an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Third (3rd) day of October of the year Two Thousand Five.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CARLOS DELFINO T. (signed) Illegible.
Chairman of the Board of Directors.
Translator's Note:
Next, there is an authentication that reads as follows: "Caracas, on the Nineteen (19th) day of October of the year Two Thousand Five (signed) CARLOS H. PAPARONI MAURY. Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ. The present certified publication copy is issued as per Form No. 592730. Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (signed) Illegible. First Commercial Registrar." By the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." --

MINISTRY OF THE INTERIOR AND JUSTICE
FIRST COMMERCIAL REGISTRY
of the Judicial Circuit of the Capital District and Miranda State:

LAWYER LILA CONCEPCIÓN OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTER OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE. DOES HEREBY CERTIFY that the entry of Commercial Registry transcribed herein, which original is registered under Volume: 152-A-PRO ... Number: 11, year 2005, as well as the Participation, Note and Document are a true and exact copy of its original, which reads as follows.

This sheet belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.-------------

Citizen
Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State.
Your Office

I, **CARLOS H. PAPARONI MAURY,** a Venezuelan citizen, a Lawyer, of legal age, of this domicile, bearer of Identity Card No. 6562483, proceeding in this act in my capacity as Second Vice-President of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No. 379, Volume 1-B, File 3251, before you I

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

respectfully appear to declare that in the **Special Shareholders´ Meeting** of my Principal held on October 7, 2005 the following was approved:

Sole Item

Decreeing an extraordinary cash dividend of ten bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment date to shareholders.

I attached hereto an authorized copy of the Minutes of Shareholders´ Meeting to be registered and filed with the company file kept by this Registry Office.

Likewise, I do hereby request the issue of three (3) certified copies of the present notification.

Caracas, at the date of its presentation.---

MINISTRY OF THE INTERIOR AND JUSTICE

FIRST COMMERCIAL REGISTRY

of the Judicial Circuit of the Capital District and Miranda State:

Caracas, October Nineteen (19), 2005. Historical years: 195 and 146. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ, IPSA No.31291, and is registered with the Commercial Registry under No.-11-VOLUME –152-A-PRO. Fees paid Bs.640130,00 as per Form RM No.592731, Bank No.FM 0253382-FM0253698-FM0253697 amounting to Bs.55860,00. Identification was made as follows: CARLOS H. PAPARONI MAURY, I.D. 6562483.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Registration of this document was anticipated pursuant to the provisions of Article 31 of the Judicial Duty Law.

The undersigned, First Commercial Registrar does hereby make known that officer Coromoto Rodríguez, bearer of Identity Card No.6076650 moved to the following address: Torre Country Club, Piso 12, Chacaíto, for granting this document.

The First Commercial Registrar

Lawyer Lila Concepción Olveira Hernández (signed) Illegible.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/1/ALE --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company of this domicile, registered with the Commercial Registry of this same Circuit as of March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein transcribed is a true and exact copy of its original, Minutes of Special Shareholders' Meeting as of October 7, 2005 which is inserted to the Shareholders' Meeting Book of this company, which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Seventeenth (17th) day of October of the year Two Thousand Five (2005) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated October 1, 2005 that textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on October 7, 2005 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Decreeing an extraordinary cash dividend to be

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from October the 1st, 2005. Caracas, March 12, 2005. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President."

There attended this meeting the shareholders that are listed at the end of this Minute, who submitted proxy-letters and represented **two thousand thirty-seven million five hundred twenty-four thousand five hundred eighty-six (2,037,524,586)** shares, that is, more than eighty-eight per cent (88%) of the capital stock of the company, enough quorum to hold the Meeting.

In view of the foregoing, the President of the Shareholders' Meeting, Carlos Delfino T., declared it constituted and proceeded to consider the **Sole Item of the notice**, which was read out, that is, *decreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders*. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: The Board of Directors suggests to decree an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment date to shareholders.

The foregoing proposal submitted to the consideration of the Shareholders' Meeting was approved by the majority of attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry.

This certification is issued in Caracas, on the Seventh (7th) day of October of the year Two Thousand Five.

MANUFACTURAS DE PAPEL, C.A (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a company domiciled in the city of Caracas and registered with the Court of First Instance of the Federal District (today Capital District) and Miranda State as of March 31, 1950 under No.379, Volume 1-B (file 3251), a capacity evidenced by Minutes of the Board of Directors registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State, on April 23, 2004 under No.24, Volume 59-A-Pro, do herein declare that I do hereby certify that the attached list of special quorum, representatives/true-and-lawful attorneys (detailed) and attendees, which comprises six (6) folios in total, that was issued by "Venezolano de Crédito, S.A. BANCO UNIVERSAL", in its capacity as Transfer Agent, corresponds to the Special Shareholders´ Meeting held on October 7, 2005 at 11:00 a.m. that was convened through newspaper ads published on October the 1st, 2005 in two newspapers of major circulation in order to "Agreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders," and as a result of the proposal presented by the Board of Directors, it was approved an extraordinary dividend of Ten Bolivars (Bs.10.00) per share, per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1)

newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit), and the Board of Directors was herein delegated setting of the registry date and payment date to shareholders. This certification is issued in Caracas, on the Seventeenth (17th) day of October of Two Thousand Five (2005).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Carlos Delfino T. (signed) Illegible.

Chairman of the Board of Directors. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Extraordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	2,037,524,586
% Quorum:	84,819
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	2,037,524,586
% Quorum Type "A"	84.819

(signed) Illegible. --

Translator's Note:

Next, there is a two-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Extraordinary. Name of shareholder; Number of shares; %." Then, there is a two-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Representatives/ True-and-Lawful Attorneys (Detailed). Name of shareholder; Number of shares; %." Next, there is a one-page list dated 10/07/2005 with a heading that reads

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Attendees. Name of shareholder; Number of shares; %." There is an authentication that reads as follows: "Caracas, on the Nineteen (19th) day of October of the year Two Thousand Five (signed) CARLOS H. PAPARONI MAURY. Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ. The present certified publication copy is issued as per Form No. 592731. Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (signed) Illegible. First Commercial Registrar." By the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." MINISTRY OF THE INTERIOR AND JUSTICE. FIRST COMMERCIAL REGISTRY of the Judicial Circuit of the Capital District and Miranda State. Caracas, October Nineteen (19), 2005. Historical years: 195 and 146. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ, IPSA No.31291, and is registered with the Commercial Registry under No.-16-VOLUME –152-A-PRO. Fees paid Bs.123755,00 as per Form RM No.592730, Bank No.FM 0253696 amounting to Bs.35280,00. Identification was made as follows: CARLOS H. PAPARONI MAURY, I.D. 6562483.

Registration of this document was anticipated pursuant to the provisions of Article 31 of the Judicial Duty Law.

The undersigned, First Commercial Registrar does hereby make known that officer Coromoto Rodríguez, bearer of Identity Card No.6076650 moved to the following address: Torre Country Club, Piso 12, Chacaíto, for granting this document.

The First Commercial Registrar

Lawyer Lila Concepción Olveira Hernández (signed) Illegible.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/0/AST. " At the upper right margin of the folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005

November 3 AM 8:33. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 30th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 2 de noviembre de 2005

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito Registro Mercantil de la Asamblea General Extraordinaria de Accionistas de esta empresa celebrada 07 de octubre de 2005 que decretó un dividendo extraordinario de diez bolívares (Bs. 10,oo) por acción y de la Junta Directiva que acordó las fechas de registro y pago del dividendo.

Participación que hacemos a usted conforme a lo previsto en los Ordinales 2° y 3° del Artículo 5° de las "Normas Relativas a la Información Periódica u Ocasional que deben suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores".

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: 152-A-Pro... Número: 16 del año 2005 así como La Participación, Nota Y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A (MANPA),S.A.C.A.

0/AST

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Recibido: 11-10-05
Teléfono: 901 2307

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251

Yo, **CARLOS H. PAPARONI MAURY**, venezolano, abogado, mayor de edad, de este domicilio, titular de la cédula de identidad N° 6.562.483, procediendo en mi carácter de Segundo Vicepresidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Junta Directiva N° 937** de mi representada celebrada el **7 de octubre de 2005**, fue aprobado lo siguiente:

Punto Unico

La Junta Directiva haciendo uso de las facultades conferidas por la Asamblea General Extraordinaria de Accionistas de fecha 7 de octubre de 2005, estableció como fecha de registro (fecha límite de transacción con beneficio) el 17 de octubre de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 24 de octubre de 2005, del dividendo extraordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción decretado por la mencionada Asamblea de Accionistas.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de Junta Directiva N° 937.

Asimismo, solicito se sirva expedir cuatro (04) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

REGISTRO MERCANTIL PRIMERO
FUNCIONARIO
N° 3251
FIRMA 11-10-05

TRASLADO

N. Molino Papel Escribir, Imprimir, Embalar
fonos (043) 401224 - 401121
N. Molino Papel Higiénico
onos (043) 407511 - 407413 407534
N. Planta Sacos
fonos (043) 401357 - 401341
N. Planta Bolsas
fonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

3251

Yo, CARLOS DELFINO T., venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 937**: Hoy, siete (7) de octubre de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Julio Bustamante, Juan Carlos Carpio, Nelson Isamit, Elena Delfino, y los Directores Suplentes Alberto Delfino, Fernando Paparoni, Angel Ranírez y Alejandro Delfino T. en ausencia de Alfredo Gómez Ruiz, Alicia Mariela Paparoni, Arnaldo Añez D. y Celestino Martínez P respectivamente. Igualmente se encontraba presente José Gaetano Paparoni Asesor.

1.- La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 17 de octubre de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 24 de octubre de 2005, del dividendo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada el 7 de octubre de 2005, la cual decretó un dividendo extraordinario en efectivo de Diez Bolívares (Bs. 10,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito."

Certificación que expido en Caracas a los tres (3) días del mes de octubre del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

CARACAS, Diecinueve (19) DE Octubre ... DEL AÑO DOS MIL ...Cinco... (FDOS.) CARLOS H. PAPARONI MAURY, Abog. LILA CONCEPCION OLVEIRA HERNANDEZ SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 592730

0/AST

Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRADORA MERCANTIL PRIMERA

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 152-A-Pro... Número: 11 del año 2005

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A (MANPA), S.A.C.A.

1/ALE

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

3251

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho.-

Yo, **CARLOS H. PAPARONI MAURY**, venezolano, abogado, mayor de edad, de este domicilio, titular de la cédula de identidad N° 6.562.483, procediendo en mi carácter de Segundo Vicepresidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Extraordinaria de Accionistas** de mi representada celebrada el 07 **de octubre de 2005**, fue aprobado lo siguiente:

PUNTO UNICO:

Decretar un dividendo extraordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso del dividendo, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas.

Asimismo, solicito se sirva expedir tres (3) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

REGISTRO MERCANTIL PRIMERO 3251 13-10-05

TRASLADO

COMISION NACIONAL
DE VALORES

2005 NOV -3 AM 8:33

ARCHIVO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Diecinueve (19) de Octubre del Año 2005.. 195 y 146). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ. IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -11- TOMO -152-A- PRO.. Derechos Pagados Bs.640130.00 Según Planilla RM N°592731, Banco N°FM0253382-FM0253698-FM0253697 Por Bs.:55860.00. La identificación se efectuó así: CARLOS H. PAPARONI MAURY, C.I: V-6562483 .-

La inscripción del presente documento fue anticipada de conformidad con lo dispuesto en el Artículo 31 de la Ley de Arancel Judicial.-

Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario Cronomoto Rodriguez, titular de la Cédula de Identidad N° 6076650 a la siguiente dirección: Torre Country Club, Piso 12. Chacaito .-

La Registradora Mercantil Primera
Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRO MERCANTIL PRIMERO
Los timbres fiscales por monto de 17052 han sido cancelados e inutilizados en el original del documento gravado artículo 35 de la Ley de Timbre Fiscal

ESTA PAGINA PERTENECE A:

MANUFACTURAS DE PAPEL, C.A (MANPA), S.A.C.A.

DIV- 1/ALE

COMISION NACIONAL
DE VALORES

2005 NOV -3 AM 8:33

ARCHIVO 3251
RECIBIDO

NELLY GONZALEZ DIAZ
INPREABOGADO N° 31.291

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas de fecha 7 de octubre de** 2005, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **siete (7) de octubre del año dos mil cinco** (2005), siendo las **11 :00 a.m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 1° de octubre de 2005, que textualmente dice así: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. *CONVOCATORIA*. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 07 de octubre de 2005, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO ÚNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo y los demás documentos a que se refiere esta convocatoria, están a su disposición en las oficinas de la compañía. Caracas, 01 de octubre de 2005. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente"

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, quienes presentaron cartas poderes, los cuales representan **dos mil treinta y siete millones quinientos veinticuatro mil quinientas ochenta y seis (2.037.524.586) acciones**, o sea, **más del ochenta y ocho por ciento (88%)** del capital de la compañía, quórum suficiente para realizar la Asamblea.

En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Único de la convocatoria** - la cual fue leída -, o sea, ***Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar las representantes del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

La Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes (fdo) firmas ilegibles."

Certificación que expido en Caracas, a los siete (7) días del mes de octubre del año dos mil cinco.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la Cédula de Identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL MANPA C.A. (MANPA) S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el día 31 de marzo de 1950, bajo el N° 379, tomo 1-B (Expediente 3251), carácter que consta en Acta de Junta Directiva inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 23 de abril de 2004, bajo el N° 24, Tomo59-A-Pro, por el presente documento declaro: **Certifico que el listado anexo de: quórum, especial, representantes / apoderados (detallado) y presentes, que consta de seis (6) folios en total**, que fuera emitido por el Venezolano de Crédito, S.A. BANCO UNIVERSAL, en su condición de Agente de Traspaso, **corresponde** a la Asamblea General Extraordinaria de Accionistas celebrada el 07 de octubre de 2005 a las 11:00 a.m., que se convocó mediante avisos publicados el 01 de octubre de 2005 en dos periódicos de circulación nacional con el objeto de "Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas", y como resultado de la proposición que presentara la Junta Directiva, se aprobó un dividendo extraordinario de Diez Bolívares (Bs.10,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual suscrito y pagado de la compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente en un (1) periódico de mayor circulación nacional del aviso del dividendo, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio), y delegó en la Junta Directiva la fijación de las fechas de registro y pago. Certificado que emito en Caracas, a los diecisiete (17) días del mes de octubre de dos mil cinco (2005).

MANUFACTURAS DE PAPEL, C.A.
(MANPA) S.A.C.A.

Carlos Delfino T.
Presidente de la Junta Directiva

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 07/10/2005

MANUFACTURA DE PAPEL MANPA
Estado del Quorum
Extraordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	2.037.524.586
% Quroum	:	88,819

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.037.524.586
% Quroum Tipo "A"	:	88,819

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 07/10/2005
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	3.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.000	0,000
ARANGO MARIA CLAUDIA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	400.000	0,017
	Total Acciones	:=>	400.000	0,017
AREZ DELFINO GUSTAVO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	121.629.569	5,302
	Total Acciones	:=>	121.629.569	5,302
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	17.598	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	17.598	0,001
ELIS JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0,938
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	11.594	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	11.594	0,001
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GOMEZ RUIZ GUSTAVO				
	Acciones Propias	:=>	1.425.072	0,062
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.425.072	0,062
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.041.149.922	45,386
	Total Acciones	:=>	1.041.149.922	45,386

Carlos Sufino

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
LOPEZ PINEDA ALFREDO J				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	9.083.427	0,396
	Total Acciones	:=>	9.083.427	0,396
PAUL ALFREDO LUIS.				
	Acciones Propias	:=>	5.250	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.250	0,000
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	799.408.204	34,848
	Total Acciones	:=>	799.408.204	34,848
RODRIGUEZ ALVAREZ ALEJANDRO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
ZURIAS FANNY / PORTILLO GERALDINE				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.912	0,001
	Total Acciones	:=>	30.912	0,001
	Total Acciones General	:=>	2.037.524.586	88,819

Carlos Sufino

COMISION NACIONAL DE VALORES

2005 NOV -3 AM 8:33

ARCHIVO RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 07/10/2005
SATACORP PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ARANGO MARIA CLAUDIA	**400.000**	**0,017**
BANCO MERCANTIL/FID.6726-4	400.000	0,017
ÑAEZ DELFINO GUSTAVO	**121.629.569**	**5,302**
ÑAEZ DELFINO ARNALDO JOSE.	10	0,000
A±EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
DELFINO GOMEZ VIVIANNE	100.000	0,004
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES PENMAY, C.A.	4.230.114	0,184
INVERSIONES SF118 C.A.	49.768.530	2,169
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL DELFINO ALFREDO	1.253.112	0,055
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
ELIS JOHN	**21.433.364**	**0,934**
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
GONZALEZ NELLY	**1.041.149.922**	**45,386**
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CARPIO DELFINO MIGUEL ENRIQUE	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
DELFINO BERTRAN SILVANA	67.583	0,003
DELFINO PARRA ELENA	10.682	0,000
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
DELFINO THORMAHLEN ALEJANDRO	291.362	0,013
DELFINO THORMAHLEN CARLOS EDUARDO	5.658.000	0,247
DITTMER MANZANO EGBERT	2.777.938	0,121
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACION CARLOS DELFINO FUND.CARLO	710.000	0,031
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A	1.139.510	0,050
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 84709 C.A.	777.793	0,034
INVERSIONES 85735, LTD	101.457.822	4,423
INVERSIONES 935431, C.A	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094

Carlos Delfino

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 07/10/2005
SATACORP — PAGINA: 2

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES CESCARSA, C.A.	377.472	0,016
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LAVERA VEGAS JUAN ANTONIO	1.749.272	0,076
MADINA INVESTMENT	747.094	0,033
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA EUGENIA	504.049	0,022
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	809.000	0,035
PAPARONI MICALE JOSE GAETANO	230.000	0,010
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PARRA PARDI MARIA ELENA	47.696	0,002
RAMIREZ ORTIZ ANGEL JESUS	12.258.588	0,534
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
THREE D INTERNATIONAL MARKETING, INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
LOPEZ PINEDA ALFREDO J	**9.083.427**	**0,396**
ACTIVALORES SOCIEDAD DE CORRETAJE D	9.083.427	0,396
RIVAS RAMON	**799.408.204**	**34,848**
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1.821.608	0,079
NATSCUMCO(NOMINEE FOR CITIBANK NA	797.586.575	34,768
SUBERO DE DELFINO ADA	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
ZURIAS FANNY / PORTILLO GERALDINE	**30.912**	**0,001**
FDO.GTIA.DEP.Y PROTEC.BANC.(FOGADE)	30.912	0,001

Total Acciones Representadas => 2.032.498.462 88,600

Total Acciones del Quorum => 2.037.524.586 88,819

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 07/10/2005
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	3.000	0,000
CACERES FLORES JORGE HERNAN	17.598	0,001
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	11.594	0,001
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GOMEZ RUIZ GUSTAVO	173.000	0,008
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
HEREDIA JUAN BAUTISTA	45.000	0,002
PAUL ALFREDO LUIS.	5.250	0,000
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
Total Acciones Representadas =>	5.026.124	0,219
Total Acciones del Quorum =>	2.037.524.586	88,819

Carlos Tufino

COMISION NACIONAL DE VALORES
2005 NOV -3 AM 8:33
ARCHIVO
RECIBIDO

CARACAS, DIECINUEVE (19) DE OCTUBRE DEL AÑO DOS MIL CINCO (FDOS.) CARLOS H. PAPARONI MAURY, Abog. LILA CONCEPCION OLVEIRA HERNANDEZ SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 592731

1/ALE

Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRADORA MERCANTIL PRIMERA

REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

ARCHIVO
RECIBIDO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Diecinueve (19) de Octubre del Año 2005. (195 y 146). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ. IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -16- TOMO -152-A- PRO.. Derechos Pagados Bs.123755.00 Según Planilla RM N°592730, Banco N°FM0253696 Por Bs.:35280.00. La identificación se efectuó así: CARLOS H. PAPARONI MAURY, C.I: V-6562483

La inscripción del presente documento fue anticipada de conformidad con lo dispuesto en el Artículo 31 de la Ley de Arancel Judicial.- Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se traslado el funcionario Ramon Rodriguez titular de la cedula de Identidad n° 6076650 a la siguiente direccion. Torre Country Club Piso 12 Chacaito

La Registradora Mercantil Primera
Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRO MERCANTIL PRIMERO ... el monto de 19464 ... e incluido ... original del documento ... artículo 35 de la Ley de Timbre Fiscal

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A (MANPA),S.A.C.A.

DIV- 0/AST

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements and Supplementary Information for the years ended at December 31, 2004 and 2003

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2004 and 2003, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences

supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were made in order to state an opinion about the consolidated financial statements in constant bolivars of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates, taken as a whole. Pages 26 to 29 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2004 and 2003, which presentation base differs from that required by the accounting principles generally accepted in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. This supplementary information is the responsibility of company management. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note attached to such supplementary information.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No. S-796

Valencia – Venezuela, February 14, 2005 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2004	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1,17and 18	23,142,558	16,287,436
Bills and accounts receivable, net	3,17 and 18	80,294,402	66,670,946
Advances to suppliers and others	17	4,813,668	2,874,849
Inventories –net	1 and 4	43,434,480	56,610,506
Expenses paid in advance		885,614	907,560
Other current assets – net	1 and 5	10,325,755	8,789,714
Total current assets		161,896,477	152,141,011
LONG-TERM SPARE PARTS INVENTORY	4	6,587,480	8,834,217
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,020,200	5,376,097
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	476,304,208	473,667,278
DEFERRED CHARGES AND OTHER ASSETS – Net	1 and 8	1,390,042	1,300,969
TOTAL		650,198,407	641,319,572
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts	9	12,800,000	12,657,441

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X HERNANDEZ MORA

	Notes	2004	2003
Leaseback agreement	10	561,914	-
Obligations and commercial papers	11	2,937,900	6,508,213
Documents payable	17 and 20	2,486,040	1,457,311
Accounts payable	12 and 17	36,238,540	49,729,481
Dividends payable	15	4,145,728	6,172,573
Accrued expenses payable		8,213,985	8,539,753
Taxes payable	1 and 13	3,573,156	8,569,306
Deferred income tax	1 and 13	6,750,000	–
Total current liabilities		77,707,263	93,634,078
PROVISION FOR SEVERANCE BENEFITS	1	9,691,114	8,859,773
OTHER LIABILITIES AND DIFFERED CREDITS		416,821	490,586
Total liabilities		87,815,198	102,714,437
MINORITY INTERESTS		1,712,875	1,330,433
EQUITY – As per attached financial statement	1,15 and 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars except Net income per share)

	Notes	2004	2003
NET SALES	19	417,151,665	367,669,240
COST AND EXPENSES:			
SALES COST		290,986,976	239,809,915
SALES EXPENSES		30,507,190	27,196,791
OVERHEADS AND ADMINISTRATIVE EXPENSES		17,687,986	16,581,451
		339,182,122	283,588,157

	Notes	2004	2003
OPERATING INCOME		77,969,543	84,081,083
OTHER INCOME (DISBURSEMENTS):			
Loss from operations with securities		(7,945,773)	(27,511,659)
Provision for investments		3,005,275	(4,181,1219
Net loss from exchange cover contract		(417,348)	(436,083)
Income from selling assets		47,023	108,668
Bank debit tax		(3,329,929)	(4,806,406)
Others –net		109,478	(6,133,648)
		(8,531,274)	(42,960,249)
TOTAL INTEGRAL FINANCING INCOME (COST):			
Interests expenses		(3,235,011)	(6,245,829)
Interests on temporary investments		466,638	470,231
Exchange differences – net		3,425,910	3,435,987
Monetary result from fiscal year (REME)	1 and 2	(2,866,206)	4,131,996
		(2,208,669)	1,792,385
INCOME BEFORE TAXES AND SHARE PROFIT OF AFFILIATES AND SUBSIDIARIES AND MINORITIES INTERESTS		67,229,600	42,913,219
TAX PROVISION :			
Income tax	13	16,165,082	10,967,499
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE AND MINORITIES INTERESTS		51,064,518	31,945,720
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	1	(3,534,010)	(3,981,985)
INCOME BEFORE MINORITY INTERESTS		47,530,508	27,963,735
MINORITY INTERESTS		(382,442)	(263,839)
NET INCOME		47,148,066	27,699,896

	Notes	2004	2003
NET INCOME PER SHARE (2,294,009,424 average shares)	1	20.55	12.07

See Notes to the consolidated financial statements --

(Next there is a Consolidated Statement of Flows in equity accounts for the years ended at December 31, 2004 and 2003 attached hereto) --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousands of bolivars)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Net earnings		47,148,066	27,699,896
Adjustments to reconcile the net income with the cash provided for by the operating activities:			
Participation minority shareholders, net		382,442	263,839
Participation in results from subsidiaries and affiliates		3,534,010	3,981,985
Profits from selling assets		(47,023)	(108,668)
Removal and use of equipment and industrial parts		1,417,424	1,789,765
Provision for investments		(3,005,275)	4,181,121
Amortization of excess of cost on book value of shares from affiliates		824,053	824,053
Monetary result from fiscal year (REME)	2	2,866,206	(4,131,996)
Depreciation		17,451,499	17,694,324
Amortization of deferred charges		75,466	75,466
Changes in operating assets and liabilities	2	(16,615,182)	(9,687,144)
Provision for severance benefits, net of payments		2,663,164	1,541,966
Net cash provided for operating activities		56,694,850	44,124,607

	Notes	2004	2003
INVESTMENT ACTIVITIES:			
Purchase of property, plant and equipment		(17,920,103)	(3,420,456)
Sale of property and equipment		104,120	782,324
Reduction in other assets		(164,539)	(240,536)
Net cash used in investment activities		(17,980,522)	(2,878,668)
FINANCING ACTIVITIES:			
Net increase in promissory notes and bank overdrafts		2,337,221	3,762,131
Net increase in leaseback agreements		602,439	-
Reduction of long-term loans		-	(9,952,712)
(Reduction) increase net of outstanding obligations issued		(2,704,636)	1,065,756
Increase (reduction) in documents payable		1,354,418	(8,150,253)
Paid cash dividends		(29,300,663)	(30,067,103)
Net cash used by financing activities		(27,711,221)	(43,342,181)
EFFECT OF INFLATION AND DEVALUATION ON CASH AND CASH EQUIVALENTS	2	(4,147,985)	(7,329,995)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		6,855,122	(9,426,237)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		16,287,436	25,713,673
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		23,142,558	16,287,436

See notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedures used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the parent company. Regarding the methodology aforementioned, the provisions of the standards issued by the National Securities and Exchange Commission set forth that the depreciation at ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, and the accounting principles generally accepted in Venezuela set forth that such values have to be compensated in the results by realizing the result from holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the depreciation expense for the years 2004 and 2003 are presented in values lesser to Bs.3,642 million and Bs.5,320 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the parent company operations, the

Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries the current exchange at the moment of operation was used, and for the income account the average of exchange rates of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such Federation.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2004. This effect amounts to Bs.55 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2004 and 2003 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper

Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2004 and 2003 the management agreed to present in other outstanding assets the net assets of affiliates in process of being disposed (See Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used in a traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". The "Consumer Price Index" (CPI) for the metropolitan area of Caracas, published by Banco Central de Venezuela, was used for the purposes of restating.

For the purposes of comparability, the consolidated financial statements and the 2003 explanatory notes in regular costs at that date, were stated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated in note 1b; therefore, these do not include the effects for inflation of the Venezuelan economy.

From 2002, the DPC-10 Revised set forth that the mixed method will only apply to inventories with seniority higher than 6 months. At December 31, 2004 and 2003 the average seniority of Company inventory does not exceed six months, except for the spare parts inventories.

The income account for holding non-monetary assets comprises Bs.286,798 million and Bs.279,738 million product of the incorporation of the current values of property, plant and equipment in 2004 and 2003., respectively, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.164,230 million and Bs.160,816 million at December 31, 2004 and 2003, respectively.

Monetary entries of the balance sheet are stated at their par value provided that they indicate the purchasing power of the monetary unit at the date of the last balance sheet. Non-monetary entries, such as: inventories, investments, capital stock, retained earnings and other non-monetary items different from property, plant and equipment are restated using the factor arising from the CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2004	2003
At the beginning of the year	385,661	303,469
At the end of the year	459,650	385,661
Average for the year	428,730	352,148
Inflation of the year	19,18%	27.08%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is a participation between 20% and 50% and the investment in the 100% owned affiliate "Valores y Acciones 1003, C.A." (established in 2003) and "Inmuebles 310350, C.A." (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those companies from the date of its acquisition, when these are significant. Investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is repaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories at December 31, 2003 were stated in constant bolivars at December 31, 2004 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declaration of Accounting Principles No. 14 (DPC-14) issued by the Federation of Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2003 stated in regular costs at that date were restated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI. The trade marks owned by a foreign subsidiary are deferred to be repaid in a twenty (20) year term. Costs of intangible assets are reviewed for deterioration when

facts or circumstantial changes indicate that the net asset value may not be recoverable.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are carry forward to results.

k. *Provision for seniority benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Labor Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The income tax provision involves the sum of the estimated regular income tax payable and the deferred income tax, when this latter is meaningful. The income tax is originated for temporary differences between the accounting income and the net tax income. Temporary differences are mainly the result of provisions and contributions payable. The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long-term assets* – The Company evaluates the book value of its long-term assets when events or changes in the circumstances indicate that such value may not be recoverable. The calculation of the deterioration of the value of assets is based on the comparison between the book value and the reasonable value of such assets. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of future flows estimated in cash. For those assets to be sold or withdrawn in the immediate future, the reasonable value is equivalent to its realization value net.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

n. *Reasonable value of financial instruments* –Book values stated in the balance sheets for cash and cash equivalents, bills and accounts receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accrued and other short-term liabilities are approximated to their reasonable values due to the maturities at short-term of such financial instruments. Consequently, these provisions have been excluded from the disclosures of reasonable value in the notes to the consolidated financial statements.

o. *Acknowledging income* – Income from sales of products manufactured by the Company is registered on an accumulative basis when proprietorship on them is transferred.

p. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2003 have been reclassified for comparison purposes against those of the years ended at December 31, 2004.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result from the fiscal year (REME) for the years ended at December 31 includes the following (in thousand bolivars):

	2004	2003
Monetary position at the beginning of the year	(26,771,429)	(43,548,410)
Increase for the year	464,218,481	393,096,147
Reduction for the year	(391,795,452)	(272,187,170)

	2004	2003
Monetary position estimated for the year	45,651,600	(22,693,433)
Less – actual monetary position at the end of the year	42,785,394	(26,771,429)
	(2,866,206)	4,131,996

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2004	2003
(Increase) reduction:		
Bills and accounts receivable	(27,464,213)	(11,617,599)
Advances to suppliers	(2,335,222)	218,381
Inventories	16,422,763	6,337,169
Expenses paid in advance	(98,047)	(357,644)
Increase (reduction):		
Accounts payable	(6,930,639)	(14,039,687)
Accumulated expenses payable	607,341	1,678,228
Taxes payable	(3,980,207)	8,278,259
Tax deferred	7,236,807	-
Other liabilities and deferred credits	(73,765)	(184,251)
	(16,615,182)	(9,687,144)

The itemization of monetary results of the fiscal year (REME) used by activity for the years ended at December 31 is as follows (in thousand bolivars):

	2004	2003
Operating	(2,959,780)	2,150,052
Investing	815,006	2,431,578
Financing	3,426,553	6,898,361
Cash	(4,147,985)	(7,329,995)
	(2,866,206)	4,131,996

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2004	2003
Interests	3,066,520	6,364,109
Taxes	8,478,217	4,385,865

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2004	2003
Commercial	69,067,598	61,251,901
Related companies (Note 14)	1,811,308	474,057
Employees	5,159,466	4,217,398
Sundry debtors	564,226	858,180
Tax credit VAT – Net	2,873,331	113,709
Guarantee deposit	2,533,503	1,906,959
	80,009,432	68,822,204
Less – provision for doubtful accounts	1,715,030	2,151,258
	80,294,402	66,670,946

The provision for doubtful accounts includes the estimated amount of doubtful accounts based on specific balances and experiences from previous years.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2004	2003
Finished products	12,127,120	18,116,106
In-process products	76,298	302,636
Raw materials	17,972,238	18,240,868
Spare parts	9,742,909	7,749,829
In-transit inventory	3,280,444	12,655,934
	43,199,099	57,065,373

	2004	2003
Less – provision for obsolescence	764,619	454,867
	42,434,480	56,610,506

During the years ended at December 31, 2004 and 2003 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

	2004	2003
Spare Parts	8,371,590	9,859,572
Less – provision for obsolescence	1,784,110	1,061,355
	6,587,480	8,834,217

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2004	2003
Net assets of affiliates in process of disposal:				
Valores y Acciones 1003, C.A.	(A)	100	25,012,812	39,048,322
Other investments registered at cost:				
Others			270,462	270,462
Less – provision for investment			14,957,519	30,529,070
			10,325,755	8,878,714

(A) Subsidiary established in the year 2003, mainly with the contribution of Company shares owned by Inmuebles 310350, C.A. (a company established in the year 2001, by property contribution, share investments registered at cost, certain accounts receivable and one option on credits for reducing issuances to be obtained for the forest plantations sold in the year 2001). At December 31, 2004 and 2003, this subsidiary owned property amounting to Bs. 18,556 million presented at fast-sale according to reports by independent valuation experts as of August 2002, share investments and the option on credits for reducing

issuances amounting to Bs. 20,491 million at December 31, 2003 which was sanctioned in the year 2004. Properties from this subsidiary are collateral for contingent obligations up to US$1 million (Bs. 1,920 million). At the date of issuing these consolidated financial statements the Company is evaluating the terms for disposing this investment.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2004	2003
Investment registered as per the method of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	4,020,200	5,376,097
Other investments registered at cost:				

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2004	2003
Current assets	1,131	1,452
Total assets	1,686	2,161
Current liabilities	2,584	2,399
Shareholders' equity (deficit)	(1,149)	(723)
Total liabilities and shareholders' equity (deficit)	1,686	2,161
Net loss	(434)	(137)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.16,491 million (Bs.1,615 million in historical values), which are repaid pursuant to the provisions set forth in the accounting principles The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

REPUBLICA DE VENEZUELA 20 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2004	2003
Buildings	10 to 30	57,800,509	57,840,801
Machinery and equipment	7 to 20	433,851,203	429,040,618
Automotive vehicles	3 to 6	4,357,777	4,178,305
Furniture, fittings and others	5	24,580,332	25,892,648
		520,589,821	516,952,372
Less – accumulated depreciation		73,683,604	59,457,890
		446,906,217	457,494,482
Land lots		15,503,288	15,503,288
Constructions in progress		3,544,989	669,508
In transit machinery		10,349,714	-
		476,304,208	473,667,278

Values from property, plant and equipment at December 31, 2004 and 2003 have been determined according to the reports by independent valuating experts as of August 2002.

For the years ended at December 31, 2004 and 2003 the repair and maintenance expenses of property, plant and equipment amounted to Bs. 20,293 million and Bs. 16,176 million, respectively.

At December 31, 2004 and 2003 the portion of the interest rate in excess of inflation, capitalized in property, plant and equipment amounted to Bs.658 million and to Bs.826 million, respectively, net of accumulated amortization. During 2004 and 2003 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2004 the assets fully depreciated incorporated to the production process amounted to Bs.300,274 million which are presented at updated valuating values.

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2004 and 2003 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,038 million and to Bs.1,114 million, respectively, net accumulated amortization for Bs.370.3 million and Bs.294,3 million, respectively, which are repaid in a period of twenty (20) years.

9. PROMISSORY NOTES AND BANK OVERDRAFT

At December 31, 2004 and 2003 promissory notes referred to the credit lines and bank obligations represented by promissory notes and short-term loans.

The average interests rates arising from loans from local banks ranged between 12.46% and 15.17% for the year 2004 and 15.75% and 37.25% for the year 2003.

10. SALE AGREEMENT WITH LEASEBACK

At December 31, 2004 the sale agreement with leaseback are made as follows (in thousand bolivars):

a. Agreement with Banco de Venezuela for Bs. 11,500 million, interest rate of 13.5% with five-month term from August 24, 2004 payable by monthly payments from September 24, 2004. During 2004 Bs. 10,952 million were paid.	547,628
b. Agreement with Banco de Venezuela for Bs. 300 million, interest rate of 13.5% with five-month term from August 24, 2004 payable by monthly payments from September 24, 2004. During 2004 Bs. 286 million were paid.	14,286
	561,914

11. ISSUING LIABILITIES AND COMMERCIAL PAPERS

At December 31, 2004 the current liabilities issued and commercial papers are made as follows (in thousand bolivars):

a. Commercial papers for Bs. 3,000 million, placed at discount, with an annual interest rate of 10.5 and February 2005 as due date.	2,937,900
Less _ current portion	2,937,900
	-
	=======

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ ...

During the years ended at December 31, 2004 and 2003 issuance of commercial papers generated discounts at placements amounting to Bs. 371 million and Bs. 415 million, respectively

12. ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand bolivars):

	2004	2003
Commercial	28,769,633	41,959,676
Related companies (Note 14)	5,681,219	6,391,677
Others	1,787,688	1,378,128
	36,238,540	49,729,481

13. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2004	2003
Yearly income tax – estimated	9,781,929	11,766,094
Income tax deferred	6,750,000	-
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(366,847)	(798,595)
	16,165,082	10,967,499

For the years ended at December 31, 2004 and 2003 the effective rate for the income tax expense is different from the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the equity participation of investments, dividends and interests exempted as well as the effects from tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Management surveyed the transfer prices required to document the aforementioned

transactions, which did not show important differences regarding the amounts included for determination of Net income for the fiscal year ended at December 31, 2003. The company is processing the study on prices transference corresponding to year 2004, required to document the mentioned foreign transactions. The management and advisors, the differences regarding the included amounts for determination of fiscal year net income ended at December 31, 2004 will not be meaningful.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, up to three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 1, 2001.

Deferred Tax

The deferred tax shows the impact on the temporary investments between the amounts of assets and liabilities registered according to the accounting bases indicated in Note 1, and those included determining the income tax according to the tax legislation in effect.

The composition of the effect of entries considered to determine the deferred tax at December 31, 2004 is shown below (in thousand bolivars):

Liabilities and (assets) by deferred tax:	
Leaseback agreements	10,419,077
Provisions and contributions	(3,669,077)
	6,750,000

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case

the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2004 the Company and its subsidiaries do not hold transferable credits of business assets tax.

In Official Gazette No.38002 dated August 17, 2004 the Decree-Law No.3266 setting forth the Business Assets Tax Law, published in Official Gazette of the Republic No.4654 as of December 1, 1993 was repealed as well as other standards issued while preparing this Law.

14. TRANSACTIONS WITH RELATED COMPANIES

During the years 2004 and 2003 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2004	2003
Inventory sales	179	272,507
Inventory purchases	17,996,179	11,944,894
Power purchases	15,063,412	16,275,753
Rents	959,728	1,000,425

The following balances receivable and payable (in thousand bolivars) arose from these transactions as well as from others less important:

	2004	2003
Short-term accounts and advances receivable		
Simco Recycling Corp. Inc.	1,255,611	-
Agroindustrial Mandioca, C.A.	373,131	113,875
Corporaci6n Industrial de Energía, C.A.	150,409	96,792
Turboven Maracay Company Inc. Sucursal	31,117	1,955
Agropecuaria Mandioca, C.A.	1,040	1,240
J.C. Papeleras, C.A.	-	260,195
	1,811,308	474,057
Short-term accounts payable		
Inmuebles 310350, C.A	2,736,630	1,953,886

	2004	2003
Turbogeneradores Maracay, C.A.	2,459,717	3,231,218
Seinforca, C.A.	364,931	432,471
Turboven Maracay Company Inc.	100,160	57,228
Turboven Cagua Company Inc	19,781	22,240
Simco Recycling Corp. Inc.	-	694,634
	5,681,219	6,391,677

15. SHAREHOLDER'S EQUITY

Capital stock

The updated capital stock of the Company amounts to Bs. 22,294,009,424 of the nominal capital stock and Bs.93,175,313 of capital updating.

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases, resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in it s subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends. The company takes the net income in constant bolivars to determine the base for calculating the provisions corresponding to this reserve.

At December 31, 2004 and 2003 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash dividends (stated in historical values at the date of the operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,744. Likewise, as of October 1, 2004 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120. Likewise, as of October 17, 2003 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

At December 31, 2004 and 2003 the accumulated deficit in retained earnings from affiliates amounts to Bs.(12,696) million and Bs.(10,164) million, respectively. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.62,598 million and to Bs.74,807 million at December 31, 2004 and to Bs.33,399 million and to Bs.39,154 million at December 31, 2003 respectively.

At December 31, 2004 and 2003 the net income includes Bs.15,915 million and Bs.10,781 million of income tax expense of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

Company shareholders consider the consolidated financial statements in constant bolivars for the effects of the approvals established in the by-laws and the Venezuelan Code of Commerce.

American Depositary Receipt (ADR)

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. The ADRs are negotiated in the "Over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At date the last decree of dividends as of October 10, 2004 outstanding ADRs is 29,001,090.

16. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 66.36% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 17).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into or about to be entered into.
b) The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.
c) Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.
d) The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the "Banco de Comercio Exterior (BANCOEX)."
e) Operations subject to the regime included in Exchange Agreement No. 1 and carried out through payment agreement and mutúal credits among central banks of the country members of the Latin American Integration Association (ALADI) are controlled.

As of February 6, 2004 the National Executive and the Venezuelan Central Bank substituted the foreign exchange agreement No.2 as of February 5, 2003 setting the exchange rate at Bs.1,915.20 /Bs.1.00 to purchase and Bs.1,920/US$1.00 to sell. Likewise, the new Agreement sets forth the liquidation of foreign exchange rates established in the foregoing Agreement for some foreign exchange operations of purchase and sale pending liquidation, and some ongoing operations made by exchange operators.

According to the provisions of the aforementioned regime, the President of the Republic, in Council of Ministers, will approve the guidelines to distribute the amount of foreign exchange to be allocated to the foreign exchange market, based on the opinion of CADIVI in regard to the availability of foreign exchange that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among other provisions, that the acquisition of foreign exchange will be subject to the prior registration of the interested party in the records of users and the authorization to

participate in the foreign exchange regime, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions referred to the regime to administer foreign exchange. The Company has made the necessary formalities to access the foreign currency aimed at paying its obligations in foreign currency. During the year 2004, the Company has requested foreign currency for the concept of imports amounting to US$95,569 thousand, US$74,414 thousand out of which has received such approval. Likewise, the Company has requested foreign currency for remission of dividends amounting to US$7,104 thousand, US$1,888 thousand out of which are waiting for approval, and it has also made exports amounting to US$10,1 million and it has sold to the Venezuelan Central Bank the corresponding foreign currency collected amounting to US$2.3 million.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2004 and 2003 are described (including those from foreign affiliates), registered in bolivars at the exchange rate of Bs.1,920 and Bs.1,600 per US$1.oo respectively, pursuant to the foreign exchange control (in thousand U.S. dollars):

	(In thousands US$)	
	2004	2003
Assets:		
Cash and temporary investments	10,836	7,238
Commercial accounts receivable	8,937	5,865
Accounts receivable related companies	728	101
Guaranteed deposits	1,319	1,000

	2004	2003
Advances to suppliers and sundry debtors	1,556	1,005
	23,376	15,209
Liabilities:		
Documents payable	1,295	764
Commercial accounts payable	11,027	17,524
Accounts payable related companies	-	364
Accumulated expenses payable and others	1,736	1,102
	14,058	19,754

18. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2004 and 2003 the Company does not have significant credit risk concentrations different from those indicated above.

19. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2004 and 2003 represent approximately 8.9% and 4.6% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

20. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$428 thousand and 3,002 thousand Euros.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations

accepted by the Company. At date, such bond is limited to the amount of US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, when such bond will definitely be due. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2004 the open letters of credits for these concepts amount to US$4,458 thousand (Bs.8,560 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.8,002 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2004 and 2003 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$0.5 million, presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.3 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough

merits to argue this matter and deem that the final resolution of such will have significant effects on the consolidated financial statements.

Procedure for Temporary Administration for Assets Optimization

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to the introduction of merchandise for temporary admission operations for asset optimization. At December 31, 2004 the bonds pending release in favor of the Treasury amounted to Bs.103.4 million.

According to the provisions set forth in the Organic Customs Law and its regulations, noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with a fine similar to double the total value of merchandise. In this connection, the lack of re-exporting or legal nationalization within the term in effect or its utilization or destruction for other purposes will be sanctioned with fines equivalent to the total value of merchandises.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	23,142,558	13,882,269
Bills and accounts receivable - net	80,294,402	54,677,657
Advances to suppliers and others	4,590,227	2,412,091
Inventory - net	40,391,746	45,766,277
Expenses paid in advance	836,866	745,414
Other current assets - net	-	171,230
Total current assets	149,255,799	117,654,938
LONG-TERM INVESTMENT OF SPARE PARTS	5,898,092	6,160,037
PROPERTY, PLANT AND EQUIPMENT - Net	37,587,548	24,268,095
DEFERRED CHARGES AND OTHER ASSETS - Net	1,390,042	1,300,969

	2004	2003
TOTAL	194,131,481	149,384,039
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	12,800,000	10,620,000
Leaseback agreements	561,914	-
Obligations and commercial papers	2,937,900	5,460,600
Documents payable	2,486,040	1,222,731
Accounts payable	36,322,494	42,003,997
Dividends payable	4,145,728	5,178,987
Accumulated expenses payable	8,213,985	7,647,499
Taxes payable	3,573,156	7,285,622
Deferred income tax	6,750,000	-
Total current liabilities	77,791,217	79,419,436
PROVISION FOR SENIORITY PAYMENT	9,691,114	7,207,096
OTHER LIABILITIES AND DEFERRED CREDITS	416,821	574,540
Total liabilities	87,899,152	87,201,072
MINORITY INTERESTS	1,712,873	1,330,432
SHAREHOLDER'S EQUITY as per attached financial statement	104,519,456	60,852,535
TOTAL	194,131,481	149,384,039

See Note to the supplementary information.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousand bolivars, except net income per share)

	2004	2003
NET SALES	390,007,461	287,020,405
COSTS AND EXPENSES:		
Sales costs	252,100,969	169,420,520
Sales expenses	27,338,910	22,040,147
Administrative expenses and overheads	15,273,044	11,281,827
	294,712,923	202,742,494
OPERATING INCOME	95,294,538	84,277,911
OTHER INCOME (DISBURSEMENTS):		
Loss in operations with securities	(7,411,275)	(21,077,269)
Net loss in hedging agreement in foreign currency	(417,348)	(334,092)
Income from selling assets	341,751	108,918
Bank debit tax	(3,105,931)	(3,682,295)
Others-net	18,114	(3,667,248)
	(10,574,689)	(28,652,013)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(3,020,392)	(5,023,699)
Interests on temporary investments	445,324	354,257
Exchange differences – net	2,986,791	2,296,909
	411,723	(2,372,533)
INCOME BEFORE TAX AND PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES AND MINORITY INTERESTS	85,131,572	53,253,365
TAX PROVISION:		
Income tax	14,900,046	8,680,376
INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARY AND AFFILIATE AND MINORITY INTERESTS	70,231,526	44,572,989

	2004	2003
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATE	(826,597)	(1,934,935)
INCOME BEFORE MINORITY INTERESTS	69,404,929	42,638,054
MINORITY INTERESTS	(382,442)	(263,838)
NET INCOME	69,022,487	42,374,216
NET INCOME PER SHARE (2,294,009,424 average shares)	30.09	18.47

See Note to the supplementary information.--

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2004 and 2003 attached hereto)--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2004	2003
OPERATING ACTIVITIES:		
Net earnings	69,022,487	42,374,216
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	382,442	263,838
Participation in results from subsidiary and affiliate	826,597	1,934,935
Profits from selling assets	(341,751)	(108,918)
Removal and use of equipment and industrial parts	1,139,903	1,275,403
Amortization of excess of cost on book value of shares from affiliates	80,750	80,750
Depreciation	3,724,031	3,257,153
Amortization of deferred charges	75,466	75,466
Changes in operating assets and liabilities	(25,501,692)	(19,715,195)

	2004	2003
Provision for severance benefits, net	2,484,018	991,873
Net cash provided for operating activities	51,892,251	30,429,521
INVESTMENT ACTIVITIES:		
Purchasing of sales, plant and equipment	(17,931,192)	(2,211,986)
Sale of property and equipment	89,556	599,356
Reduction in other assets	(5,487)	(184,280)
Net cash provided for (used in) investment activities	(17,847,123)	(1,796,910)
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	2,180,000	2,420,000
Net increase in Leaseback agreement	561,914	-
Net reduction in long term loans	-	(7,625,000)
(Reduction) increase in current liabilities	(2,522,700)	816,500
Net increase (reduction) in payable documents	1,263,309	(5,242,670)
Paid dividends	(26,267,362)	(18,041,457)
Net cash used by financing activities	(24,784,839)	(27,672,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,260,289	959,984
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,882,269	12,922,285
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	23,142,558	13,882,269

See Note to supplementary information.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

NOTE TO THE SUPPLEMENTARY INFORMATION FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

1. CONSOLIDATED FINANCIAL STATEMENTS IN HISTORICAL BOLIVARS

The consolidated financial statements stated in historical bolivars are prepared pursuant to the provisions described for preparing consolidated financial statements in constant bolivars, except for those provisions referring to acknowledging the effects for inflation since such financial statements are not subject to such acknowledgment. --

Translator's note:

At the upper right margin of the original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 March 18 PM 4:21. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 7th, 2005.

REPÚBLICA DE VENEZUELA INTÉRPRETE PÚBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
IN CONSTANT CURRENCY AT DECEMBER 31, 2004
(Stated in thousand bolivars)

	Updated Capital Stock	Accrued results from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
PREVIOUS REPORTED BALANCES AT DECEMBER 31, 2002	138,392,080	109,610	13,839,207	237,687,216	30,692,237	165,331,025	586,051,375
Accumulated effects for updating equity at the beginning of the year by foreign affiliates (Note 1)	-	(17,644)	-	-	73,145	-	55,501
INITIAL NET BALANCES	138,392,080	91,966	13,839,207	237,687,216	30,765,382	165,331,025	586,106,876
Cash Dividends (Note 15)	-	-	-	-	(30,067,103)	-	(30,067,103)
Net Income	-	-	-	-	27,699,896	-	27,699,896
Accrued result from translation of foreign subsidiary	-	(57,627)	-	-	-	-	(57,627)
Result from holding non-monetary assets	-	-	-	-	-	(46,407,340)	(46,407,340)
BALANCES AT DECEMBER 31, 2003	138,392,080	34,339	13,839,207	237,687,216	28,398,175	118,923,685	537,274,702
Cash Dividends (note 15)	-	-	-	-	(27,273,818)	-	(27,273,818)
Net Income	-	-	-	-	47,148,066	-	47,148,066
Accrued result from translation of foreign subsidiary	-	(121,463)	-	-	-	-	(121,463)
Result from holding non-monetary assets	-	-	-			3,642,847	3,642,847
BALANCES AT DECEMBER 31, 2004	138,392,080	(87,124)	13,839,207	237,687,216	48,272,423	122,566,532	560,670,334

See notes to consolidated financial statements

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
SUPPLEMENTARY CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
IN HISTORICAL BOLIVARS
(Stated in thousand constant bolivars)

					Retained Earnings		
	Legal capital stock	Applicable portion to the financial statements adjusted for inflation	Net capital stock	Accrued result from translation of foreign subsidiary	Legal Reserve	Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040
Cash dividends	-	-	-	-	-	(22,940,094)	(22,940,094)
Net Income	-	-	-	-	-	42,374,216	42,374,216
Accrued result from translation of foreign subsidiary	-	-	-	(57,627)	-	-	(57,627)
BALANCES AT DECEMBER 31, 2003	22,940,094	(11,470,047)	11,470,047	34,339	1,095,795	48,252,354	60,852,535
Cash dividends	-	-	-	-	-	(25,234,103)	(25,234,103)
Net income	-	-	-	-	-	69,022,487	69,022,487
Accrued result from translation of foreign subsidiary	-	-	-	(121,463)	-		(121,463)
BALANCES AT DECEMBER 31, 2004	22,940,094	(11,470,047)	11,470,047	(87,124)	1,095,795	92,040,738	104,519,456

See notes to supplementary information

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of Manpa]

Caracas, September 30, 2005

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

This is to inform you that the Board of Directors of my principal, in meeting No. 936 of this same date, decided to convene a Special Shareholders' Meeting as of October 7, 2005 in order to consider decreeing an extraordinary cash dividend amounting to Ten Bolivars (Bs.10.00) per share, under the terms and conditions that will be subject to their consideration, delegating to the Board of Directors the power to establish the registry dates (deadline for transaction with benefit) as well as the payment date (effective date of registry with benefit).

We give this notification in order to comply with the provisions of Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No. 38007 as of August 24, 2004.. The ad of the dividends will be published in one (1) newspaper of national circulation as of October 9, 2005.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

NOTIFICATION

Company shareholders are called for the Special Shareholder's Meeting to be held on October 7, 2005 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

SOLE ITEM:

Agreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders.

Shareholders are herein informed that the proposal of dividends and other documents referred to in this notice have been at their request at the office premises of the company.

Caracas, October the 1st, 2005.

For the BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Letterhead of Manpa]

SPECIAL SHAREHOLDER'S MEETING

OCTOBER 7, 2005

PROPOSAL

SOLE ITEM OF THE PROPOSAL.-

The Board of Directors suggests to decree an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment date to shareholders. --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Statement of movement of undistributed retained earnings

Restated in constant currency at December 31, 2004

(Stated in thousand bolivars)

	Undistributed retained earnings
Balances at December 31, 2002	30,765,382
Cash dividends	(30,067,103)
Income of the fiscal year 2003	27,699,896
Balances at December 31, 2003	28,398,175
Cash dividends	(27,273,818)
Income of the fiscal year 2004	47,148,066
Undistributed balances at September 30, 2004	48,272,423
Dividend decreed in March 2005 Bs.10 per share	22,940,094
Undistributed balance	25,332,329

(signed) Illegible. --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEET AT DECEMBER 31, 2004

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	21,992,423
Bills and accounts receivable - net	93,184,264

Advances to suppliers and others	4,813,668
Inventory - net	37,027,546
Expenses paid in advance	609,643
Total current assets	157,627,544
INVESTMENT OF LONG-TERM SPARE PARTS	6,587,480
INVESTMENTS IN AFFILIATES - net	10,782,717
PROPERTY, PLANT AND EQUIPMENT - Net	471,358,475
TOTAL	646,356,216
LIABILITIES, INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Bank and bank overdrafts	12,800,000
Current portion of obligations and long-term loans	3,499,814
Documents payable	2,486,040
Accounts payable	34,323,178
Dividends payable	4,145,728
Accumulated expenses payable	9,238,618
Taxes payable	3,127,469
Deferred taxes	6,750,000
Total current liabilities	76,370,847
PROVISION FOR SENIORITY PAYMENT	9,315,035
Total liabilities	85,685,882
SHAREHOLDER'S EQUITY – As per enclose financial statement	560,670,334
TOTAL	646,356,216

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2004

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs., except net income per share)

NET SALES	402,893,668
SALES COST	280,648,193

GROSS INCOME	122,245,475
SALES EXPENSES	27,319,534
OVERHEADS AND ADMINISTRATIVE EXPENSES	16,551,978
	43,871,512
OPERATING INCOME	78,373,963
OTHER INCOME (DISBURSEMENTS):	
Loss from operations with securities	(7,945,773)
Loss from investments	3,002,086
Net loss from foreign exchange hedge agreement	(417,348)
Income from selling assets	40,071
Bank debit tax	(3,329,929)
Others –net	(71,799)
	(8,722,692)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(3,227,862)
Interests on temporary investments	466,638
Exchange differences – net	3,393,812
Minority interests from fiscal year (REME)	(2,300,351)
	(1,667,763)
INCOME BEFORE TAXES	67,983,508
TAX PROVISION	
Income tax	15,915,036
INCOME BEFORE PARTICIPATING IN RESULTS FROM SUBSIDIARY AND AFFILIATES	52,068,472
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES	(4,920,406)
NET INCOME	47,148,066
NET INCOME PER SHARE (2,294,009,424 average shares)	20.55

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Statement of movement of undistributed retained earnings

Restated in constant currency at December 31, 2004

(Stated in thousand bolivars)

	Undistributed retained earnings
Balances at December 31, 2002	30,765,382
Cash dividends	(30,067,103)
Income of the fiscal year 2003	27,699,896
Balances at December 31, 2003	28,398,175
Cash dividends	(27,273,818)
Income of the fiscal year 2004	47,148,066
Undistributed balances at September 30, 2004	48,272,423

(signed) Illegible. ---

Caracas, February 24, 2005

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated April 25, 2003 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2004 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2004.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 14, 2005 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2004 and the results from its operations for the term ended on that date, pursuant to the standards for preparing financial statements of body corporate subject to control by the National Securities and Exchange Commission.

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MÁNPA) S.A.C.A.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

	2004
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	23,142,558
Bills and accounts receivable - net	80,294,402
Advances to suppliers and others	4,813,668
Inventory - net	42,434,480
Expenses paid in advance	885,614
Other current assets - net	10,325,755
Total current assets	161,896,477
LONG-TERM INVESTMENT OF SPARE PARTS	6,587,480
INVESTMENTS IN AFFILIATES - net	4,020,200
PROPERTY, PLANT AND EQUIPMENT - Net	476,304,208

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

DEFERRED CHARGES AND OTHER ASSETS - Net	1,390,042
TOTAL	650,198,407
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	12,800,000
Leaseback agreements	561,914
Obligations and commercial papers	2,937,900
Documents payable	2,486,040
Accounts payable	36,238,540
Dividends payable	4,145,728
Accumulated expenses payable	8,213,985
Taxes payable	3,573,156
Deferred income tax	6,750,000
Total current liabilities	77,707,263
PROVISION FOR SENIORITY PAYMENT	9,691,114
OTHER LIABILITIES AND DEFERRED CREDITS	416,821
Total liabilities	87,815,198
MINORITY INTERESTS	1,712,875
SHAREHOLDER'S EQUITY	
Capital stock 2,294,009,424 common shares of Bs10 each	138,392,080
Net updated balance of retained earnings	237,687,216
Accumulated result for translation of foreign affiliate	(87,124)
Retained earnings	
Legal reserve	13,839,207
Undistributed	48,272,423
Result from holding non-monetary assets	122,566,532
Total shareholder's equity	560,670,334
TOTAL	650,198,407

Jacobo J. Cohén R. (signed) Illegible

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED AT DECEMBER 31, 2004 IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars, except net income per share)

NET SALES	417,151,665
SALES COSTS	290,986,976
GROSS INCOME	126,164,689
SALES EXPENSES	30,507,190
ADMINISTRATIVE EXPENSES AND OVERHEADS	17,687,956
	48,195,146
OPERATING INCOME	77,969,543
OTHER INCOME (DISBURSEMENTS):	
Provision for investments	3,005,275
Loss in operations with securities	(7,945,773)
Net loss in hedge agreement in foreign currency	(417,348)
Income from selling assets	47,023
Bank debit tax	(3,329,929)
Others-net	109,478
	(8,531,274)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(3,235,011)
Interests on temporary investments	466,638
Exchange differences – net	3,425,910
Monetary earnings of the fiscal year (REME)	(2,866,206)
	(2,208,669)
INCOME BEFORE TAX	67,229,600
TAX PROVISION	
Income tax	16,165,082
INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARIES AND AFFILIATES	51,064,518
PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARIES	(3,534,010)
INCOME BEFORE MINORITY INTERESTS	47,530,508
MINORITY INTERESTS	(382,442)
NET INCOME	47,148,066
NET INCOME PER SHARE (2,294,009,424 average shares)	20.55

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

Translator's Note:

At the upper right margin of the first letter originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 September 30 PM 2:42. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 7th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS AT DECEMBER 31, 2004
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Applicable portion to the financial statements adjusted for inflation	Net capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings		Total Equity
					Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2003	22,940,094	(11,470,047)	11,470,047	34,339	1,095,795	48,252,354	60,852,535
Cash dividends	-	-	-	-	-	(25,234,103)	(25,234,103)
Net income	-				-	69,022,487	69,022,487
Accrued result from translation of foreign subsidiary	-	-	-	(121,463)	-	-	(121,463)
BALANCES AT SEPTEMBER 31, 2004	22,940,094	(11,470,047)	11,470,047	(87,124)	1,095,795	92,040,738	104,519,456

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS
IN CONSTANT CURRENCY AT DECEMBER 31, 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of foreign subsidiary	Legal reserve	Updated net balance of retained earnings	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2003	138,392,080	34,339	13,839,207	237,687,216	28,398,175	118,923,685	537,274,702
Net income	-	-	-	-	47,148,066	-	47,148,066
Accrued result from translation of foreign subsidiary	-	(121,463)	-	-	-	-	(121,463)
Cash dividends	-	-	-	-	(27,273,818)	-	(27,273,818)
Result from holding non-monetary assets	-	-	-	-	-	3,642,847	3,642,847
Balance at December 31, 2004	138,392,080	(87,124)	13,839,207	237,687,216	48,272,423	122,566,532	560,670,334

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of Manpa]

Caracas, October 7, 2005

Citizen
President of the
NATIONAL SECURITIES AND EXCHANGE COMMISSION
Your Office.-

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 as of August 11, 2004 published in Official Gazette No. 38007 as of August 24, 2004 we address you to inform you that the Board of Directors in meeting No. 937 of this same date, as per authorization granted by the Special Shareholders´ Meeting as of October 7, 2005 resolved to set the registry and payment dates of special dividends amounting to Ten Bolivars (Bs.10.00) per share, which will be paid on October 24, 2005 (effective date of registry with benefit) to those shareholders registered on October 17, 2005 (deadline for transaction with benefit).

The ad of the dividends will be published in one (1) newspaper of national circulation as of October 9, 2005.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company of this domicile, registered with the Commercial Registry of this same Circuit as of March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein transcribed is a true and exact copy of its original, Minutes of Special Shareholders' Meeting as of October 7, 2005 which is inserted to the Shareholders' Meeting Book of this company, which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Seventh (7th) day of October of the year Two Thousand Five (2005) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated October 1, 2005 that textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on October 7, 2005 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Decreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from October the 1st, 2005. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President."

There attended this meeting the shareholders that are listed at the end of this Minute, who submitted proxy-letters and represented **one thousand nine hundred ninety-four million forty-two thousand six hundred sixty-two (1,994,042,662)** shares, that is, more than eighty-six per cent (86%) of the capital stock of the company, enough quorum to hold the Meeting. In view of the foregoing, the President of the Shareholders´ Meeting, Carlos Delfino T., declared it constituted and proceeded to consider the **Sole Item of the notice**, which was read out, that is, *decreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: The Board of Directors suggests to decree an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment date to shareholders.

The foregoing proposal submitted to the consideration of the Shareholders´ Meeting was approved by the majority of attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, the Minutes was read out and signed in conformity, after the list, the attending shareholders (signed) Illegible."

This certification is issued in Caracas, on the Seventh (7th) day of October of the year Two Thousand Five.

MANUFACTURAS DE PAPEL, C.A (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

<u>Translator's Note</u>:

Next, there is a one-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Attendees. Name of shareholder; Number of shares; %." Then, there is a two-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Representatives/ True-and-Lawful Attorneys (Detailed). Name of shareholder; Number of shares; %." Next, there is a two-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Extraordinary. Name of shareholder; Number of shares; %." --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company of this domicile, do hereby certify that: the Minutes herein below partially transcribed is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, and which textually transcribed reads as follows:

"**Record No. 937**. As of today, the Seventh (7th) day of October of the year Two Thousand Five there gathered the members of the Board of Directors: Carlos Delfino T., President; Carlos H. Paparoni, Second Vice-President; the Directors: Alfredo Travieso P., Julio Bustamante, Juan Carlos Carpio, Nelson Isamit, Elena Delfino and Acting Directors: Alberto Delfino, Fernando Paparoni, Angel Ramírez and Alejandro Delfino T., in absence of Alfredo Gómez Ruiz, Alicia Mariela Paparoni, Arnaldo Añez D., and

REPUBLICA DE VENEZUELA INTERPRETES PUBLICO JUDITH X. HERNANDEZ MORA

Celestino Martínez P., respectively. Likewise, José Gaetano Paparoni Asesor was present.

1. The Board of Directors decided to establish October 17, 2005 as registry date (limit date of transaction with benefit) and October 24, 2005 as payment date of the dividend approved by the Special Shareholders' Meeting held on October 7, 2005 that decreed an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Third (3rd) day of October of the year Two Thousand Five.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. --

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.937 dated October 7, 2005 decided to set the record dates and payment of dividends, giving effect to that approved as of October 7, 2005 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2004 corresponding to shareholders registered on the fifth business day

following the publication of the notification in one (1) newspaper of major national circulation, that is, on October 17, 2005 (limit transaction date with benefit), payable on the fifth business day following that date, that is from October 24, 2005 (effective record date with benefit), in one sole portion.

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, October 9, 2005. --

Translator's Note:

At the upper right margin of the nine (9) folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 October (illegible) PM 3:46. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 7th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of Manpa]

Caracas, October 10, 2005

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

We address you to submit documentation related to the Special Shareholders' Meeting as of October 7, 2005 in which an extraordinary cash dividend of ten bolivars (Bs.10.00) per share was decreed and the Board of Directors was delegated to setting the dates for registry and payment of dividends, and together with the Board of Directors in its meeting No.937 of this same date they set forth October 17, 2005 as registry date and October 24, 2005 as payment date.

The following documents are attached hereto:

- Publication of the ad to pay dividend
- Certification of the Minutes of Shareholders as of October 7, 2005 with correction of quorum due to a transcription error thereon
- Certification of the Minutes of the Board of Directors No. 937 as of October 7, 2005.
- Publication of the Notification.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.---

[Newspaper ad: "El Universal" National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Sunday, October 9, 2005. Caracas, Venezuela. Year XCVI – No.34567 – Legal Deposit PP-I9090IDF43]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.937 dated October 7, 2005 decided to set the record dates and payment of dividends, giving effect to that approved as of October 7, 2005 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2004 corresponding to shareholders registered on the fifth business day following the publication of the notification in one (1) newspaper of major national circulation, that is, on October 17, 2005 (limit transaction date with benefit), payable on the fifth business day following that date, that is from October 24, 2005 (effective record date with benefit), in one sole portion.

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

REPUBLICA DE VENEZUELA 3 INTERPRETE PUBLICO ... X. HERNANDEZ MORA

Caracas, October 9, 2005. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company of this domicile, registered with the Commercial Registry of this same Circuit as of March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein transcribed is a true and exact copy of its original, Minutes of Special Shareholders´ Meeting as of October 7, 2005 which is inserted to the Shareholders´ Meeting Book of this company, which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Seventh (7th) day of October of the year Two Thousand Five (2005) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated October 1, 2005 that textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on October 7, 2005 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Decreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from October the 1st, 2005. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President."

There attended this meeting the shareholders that are listed at the end of this Minute, who submitted proxy-letters and represented **two thousand thirty-seven million five hundred twenty-four thousand five hundred eighty-six (2,037,524,586)** shares, that is, more than eighty-eight per cent (88%) of the capital stock of the company, enough quorum to hold the Meeting. In view of the foregoing, the President of the Shareholders´ Meeting, Carlos Delfino T., declared it constituted and proceeded to consider the **Sole Item of the notice**, which was read out, that is, *decreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: The Board of Directors suggests to decree an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment date to shareholders.

The foregoing proposal submitted to the consideration of the Shareholders´ Meeting was approved by the majority of attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry.

This certification is issued in Caracas, on the Seventh (7th) day of October of the year Two Thousand Five.

MANUFACTURAS DE PAPEL, C.A (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

REPÚBLICA DE VENEZUELA 5 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

President. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Extraordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	2,037,524,586
% Quorum:	84,819
Total Shareholders Type "A":	2,294,009,424
Total Shareholders Type "A" Attending :	2,037,524,586
% Quorum Type "A"	84.819

(signed) Illegible. --

Translator's Note:

Next, there is a two-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Extraordinary. Name of shareholder; Number of shares; %." Then, there is a two-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Representatives/ True-and-Lawful Attorneys (Detailed). Name of shareholder; Number of shares; %." Next, there is a one-page list dated 10/07/2005 with a heading that reads as follows: "VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 10/07/2005 SATACORP. MANUFACTURAS DE PAPEL MANPA. Attendees. Name of shareholder; Number of shares; %." ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., a company of this domicile, do hereby certify that: the Minutes

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

herein below partially transcribed is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, and which textually transcribed reads as follows:

"**Record No. 937**. As of today, the Seventh (7th) day of October of the year Two Thousand Five there gathered the members of the Board of Directors: Carlos Delfino T., President; Carlos H. Paparoni, Second Vice-President; the Directors: Alfredo Travieso P., Julio Bustamante, Juan Carlos Carpio, Nelson Isamit, Elena Delfino and Acting Directors: Alberto Delfino, Fernando Paparoni, Angel Ramírez and Alejandro Delfino T., in absence of Alfredo Gómez Ruiz, Alicia Mariela Paparoni, Arnaldo Añez D., and Celestino Martínez P., respectively. Likewise, José Gaetano Paparoni Asesor was present.

1. The Board of Directors decided to establish October 17, 2005 as registry date (limit date of transaction with benefit) and October 24, 2005 as payment date of the dividend approved by the Special Shareholders´ Meeting held on October 7, 2005 that decreed an extraordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Third (3rd) day of October of the year Two Thousand Five.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. --

[Newspaper ad: "El Nacional" established in 1943 Caracas – Venezuela. Saturday, October the 1st , 2005 Legal deposit PP194301 Year LXIII No.22303]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Subscribed Capital Bs.22,940,094,240.00

NOTIFICATION

Company shareholders are called for the Special Shareholder's Meeting to be held on October 7, 2005 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

SOLE ITEM:

Agreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders.

Shareholders are herein informed that proposal of dividends and other documents referred to in this notice have been at their request at the office premises of the company since February 25, 2005.

Caracas, October the 1st, 2005.

For the BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Newspaper ad: "El Universal" National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Sunday, October the 1ST, 2005. Caracas, Venezuela. Year XCVI – No.34567 – Legal Deposit PP-I9090IDF43]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

NOTIFICATION

Company shareholders are called for the Special Shareholder's Meeting to be held on October 7, 2005 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

SOLE ITEM:

Agreeing an extraordinary cash dividend to be allocated among shareholders and delegating to the Board of Directors the setting of the registry date and payment date to shareholders.

Shareholders are herein informed that the proposal of dividends and other documents referred to in this notice have been at their request at the office premises of the company since February 25, 2005.

Caracas, October the 1st, 2005.

For the BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman. --

Translator's Note:

At the upper right margin of the thirteen (13) folios originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 October 11 AM 8:35. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 7th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, November 2, 2005.

RECEIVED
2005 DEC 21 P 2:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MESSRS.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the list of company shareholders corresponding to the month of October 2005, as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at October 31, 2005 including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.---

Translator's Note:

Next there are fifteen (15) pages with the list of company shareholders. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of each of the sixteen (16) pages in Spanish there is a wet seal that reads as follows: :"National Securities and Exchange Commission. 2005 NOVEMBER 3 AM 8:39. FILE. RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 7th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA ... JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, October 13, 2005

Messrs.

THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.

Attn.: NATIONAL SECURITIES REGISTRY

Attached hereto please find eleven (11) final prospectuses corresponding to Issuance 2005-I of Commercial Papers at the Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A. for its approval and corresponding seal of *Authorized Advertising by the National Securities and Exchange Commission.*

Should you have any further question please do not hesitate to contact us,

Sincerely,

Leticia Level (signed) Illegible.

Corp. Planning Manager

llevel@manpa.com.ve

Phone: 901-2245 Fax:901-2317

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 October 13 PM 3:16. FILE RECEIVED."---------------

[Logotype of MANPA] **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. -----**

www.manpa.com.ve

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PROSPECTUS

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00)

CODE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**CATEGORY "X" SUBCATEGORY "A2"**
CLASIFICADORES ASOCIADOS S&S,C.A	**CATEGORY "X" SUBCATEGORY "A2"**

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

COMMON REPRESENTATIVE OF COMMERCIAL PAPERS HOLDERS

ISSUANCE: 2005-I

The Present Issuance of Commercial Papers was approved in General Shareholders' Meeting held on March 17, 2005, registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 26, 2005 No.61, Volume 61-A-Pro, and approved by the Board of Directors as per Minute No. 934 as of July 30, 2005.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

The authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No. 146-2005 as of September 30, 2005 and will be in

effect for one (1) calendar year from the day following the date of issuance of the first series.

INTERPRETE PUBLICO

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo). The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.10,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor higher than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

Maturity shall neither be anticipated nor after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No. 2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial

Papers. Only in case of default, the meeting of holders of commercial papers shall agree upon a longer term.

1.5. Price to the Public and Placement:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

The respective interest rates and the effective yielding are defined in item 1.7 of this prospectus.

1.6. Placement:

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Interests or Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and notified in the relevant newspaper notices.

1.8. Custody of Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Common Representative of Holders of Commercial Papers:

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on July 29, 2005 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers, such appointment

was approved by the National Securities and Exchange Commission as of September 30, 2005 under No. 146-2005

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be one hundred per cent (100%) destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.13. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **A**, sub-category **A2**"

This classification is based on:

For the analyzed term, the Company has been working in an environment that may be considered unfavorable. The price control together with the enforcement of new foreign bidders have caused a contraction in sales and margins, thus impacting Company profitability. Nevertheless, the Company has a good short-term position because of the

cash accumulation and of a good cash flow. The foregoing situation together with a reduction on interest rates and low indebtedness has provided the Company with good levels of hedging debt service.

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A-2**".

- Manpa has increased its operational margin, showing a solid 17.8% at 2004 closure (22.9% at AF03 closure). The issuer has been focused on the paper business (disinvesting in electric and forest sectors) and has undertaken important cost- reduction programs.
- The issuer has progressively reduced its financial debt with funds from operations and disinvestments. The interest coverage is very comfortable (32 times the first semester of 2005). The low interest rates will continue helping the debt service which is totally contracted in bolivars.
- Manpa keeps a high proportion of the current assets in cash in order to face the unfavorable industry cycles. At 06/30/05 Cash and cash equivalents exceed the amount of the financial debt.
- With the appearance of a new local competitor (Invepal), the increase of white paper imports and the increase of imported raw materials prices, the projected results for AF05 are less favorable, although they will continue been highly positive. The high dividends paid in cash and the bigger disbursements in additions to equipment leads for an increment in the indebtedness of Issuer.

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

2. INFORMATION ABOUT THE ISSUING ENTITY.

2.1. Name, Main Activity, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing

REPUBLICA DE VENEZUELA 7 INTERPRETE PUBLICO

plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

Legal Purpose

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

Address of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :**

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

"I.E.E." Mill Division and "F.C.R.R." Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

REPUBLICA DE VENEZUELA 8 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Managerial and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 23, 2004.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay , C.A., Acting Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A.

Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., second Vice-President of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main member of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

ALFREDO GOMEZ RUIZ- MAIN DIRECTOR (+)

Bachelor of Finances and Banking, Main Director of Corporación Industrial de Energía, C.A., S.A.C.A., President of Distribuidora Universal KIA, President of Bavariam Motors, C.A., Director de Bolivar Banco Univesal, Director de Transporte de Valores Transban, C.A., Director of Cámara de Compesaciones de Opciones y Futuros de Venezuela, C.A. (CACOFV), Director of Fundación Carlos Delfino, Director of Organización Axxa, C.A., Director of BBO Servicios Financieros, Director of BBO Casa de Bolsa, Executive Member of Fondo de Valores Inmobiliarios, Former President of Banco de Inversión Bancaracas, Former Director of Banco Caracas, Former Director of Consorcio Inversionista Bancaracas, Former Director of Banco Mercantil C.A., S.A.C.A. AND Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Manager Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director

Lawyer, Acting Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of Board of Directors

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR

Industrial Engineer, Analyst of Statistical Control, Postgraduate from Instituto Tecnologico y de Estudios Superiores de Monterrey (Mexico), Former Plant Manager of Autopartes Nacionales (Autoparna) (1983-2003) and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD-Stanford in Industrial Engineering; Executive President and Director of Corporación Industrial de Energía C.A.; First Vice-President of Inmuebles y Valores 231107, S.A., Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A., Main Director of Turboven Company, Main Director of Turbogenradores Maracay, C.A. and Main Director of Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; of Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main

Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Acting Directors:

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Acting Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A. and Acting Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Operation Research – Cornell, Master Decisions Analysis - Stanford, PHD Engineering Management – Stanford, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía,C.A. and Industrial Companies.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 12

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicòn Industrial de Energía C.A.

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Acting Director

Architect and Insurance Broker, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriatica de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

FERNANDO MICALE S – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Acting Director

Bachelor of Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones

Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Acting Director of Inmuebles y Valores 231107, S.A. and Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Acting Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Acting Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of Empresas Industriales y Financieras.

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council;

Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

RICARDO VOLPE – LEGAL VICE-PRESIDENT

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.

2.4. Statutory Auditors and External Auditors:

Main Statutory Auditors:

JACOBO COHEN "C. Adm" (sic.) No.12.915

CLAUDIA VALENCIA "C. Adm" (sic.) No.35.909

Acting Statutory Auditors:

JACQUELINE SUBERO "C. Adm" (sic.) No.11.437

ISABEL QUINTERO "C.P.C." (sic.) No. 15.197

External Auditors:

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

2.5. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at June 30, 2005.

Shareholders	Participation

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Natscumco (J-303087116)	34.77%
Claridge, LTD (J-303120792)	15.25%
Milanasa, Corp. (J-308476072)	7.38%
Brown Brothers Harriman & Co. (J-30885844)	6.10%
C.V.V. Caja Venezolana de Valores (J-300187934) (*)	5.52%
Inversiones 85735, LTD (J-306225129)	4.42%
Fundación Carlos Delfino (J-001163956-0)	4.38%
Others (**)	22.15%
TOTAL	100.00%

(*) C.V.V. is not a shareholder; the percentage (%) that owns represents the totality of shareholders subaccounts.

(**) Individually own less than 4%.

2.6 SUBSIDIARY COMPANIES AND AFFILIATES:

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998

Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

2.7. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One

Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8 Foundation and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported

raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megawatts at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1.,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as

16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

2.9. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its main competitors are INVEPAL and Papeles Venzolanos,C.A.:

	Year 2004	Year 2003
HYGIENIC	37.71%	36.80%
BOXES – PACKAGES (1)	48.71%	56.99%
PRINTING – WRITING (1)	66.07%	57.97%

(1) Include imports

SOURCE: Datos Information Resource and Own Calculations.

2.10 Social Benefits of Issuance:

Resources from issuance shall be used for work capital in order to produce goods or added value to production equipment, which shall impact on short, medium or long-term labor profit, such as keeping or generating work places at the interior of the country.

2.11. Capital Stock Evolution:

Below the capital stock evolution is shown:

Year	Variation Bs.	Capital Stock Bs.	Origin	Registry Data Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación Andina de Fomento	3/17/94	15	65-A-Pro
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro
1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro
1995	2,184,770,880	7,646,698,080	Issuance of	8/29/95	60	269-A-Pro

			218,477,088 new common shares, registered, with a par value of Bs.10 per share			
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660 Undistributed earnings at 12/31/95 for Bs.3,722,378,380.	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2004 and 2003.

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2004 and 2003 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the

management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were carried out in order to state an opinion about the consolidated financial statements restated in constant bolivars of Manufacturas de Papel C.A. (MANPA) S.A.C.A. and Subsidiaries, taken as a whole. Pages 26 to 29 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2004 and 2003 prepared on a historical cost base, which presentation differs from those required for the generally accepted accounting principles in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in enclosed Note to the supplementary information.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Venezuela, February 16, 2005

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

ASSETS	Notes	2004	2003
CURRENT ASSETS:			
Cash and cash equivalents	1, 17 and 18	23,142,588	16,287,436
Temporary investments (Notes 1, 3 and 17)			
Bills and accounts receivable – net	3,17 and 18	80,294,402	66,670,946
Advances to suppliers and others. Tax Credit VAT – NET	17	4,813,668	2,874,849
Inventories – net	1 and 4	42,434,480	56,610,506
Expenses paid in advance		885,614	907,560
Other current assets – net	1 and 5	10,325,755	8,789,714
Total Current Assets		161,896,477	152,141,011
LONG-TERM SPARE PARTS INVENTORY	4	6,587,480	8,834,217
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,020,200	5,376,097
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	476,304,208	473,667,278
COST OF FOREST PROJECTS (Notes 1 and 9)			
DEFERRED CHARGES AND OTHER ASSETS – Net	1 and 8	1,309,042	1,300,969
TOTAL		650,198,407	641,319,572
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts	9	12,800,000	12,657,441
Leaseback agreements	10	561,914	-
Liabilities and Commercial Papers	11	2,937,900	6,508,213
Documents payable	17 and 20	2,486,040	1,457,311
Accounts payable	12 and 17	36,238,540	49,729,481
Dividends payable	15	4,145,728	6,172,573
Accumulated expenses payable		8,213,985	8,539,753
Taxes payable	1 and 13	3,573,156	8,569,306
Deferred income tax	1 and 13	6,750,000	-
Total current liabilities		77,707,263	93,634,078
LONG-TERM LOANS	9 and 15		-
CURRENT OBLIGATIONS ISSUED	10		-
OTHER LONG-TERM ACCOUNTS RECEIVABLE			
PROVISIONS FOR SEVERANCE BENEFITS	1	9,691,114	8,589,773
OTHER LIABILITIES AND DEFERRED CREDITS		416,821	490,586
DEFERRED INCOME TAX	-	-	-
Total liabilities		87,815,198	102,714,437
MINORITY INTERESTS		1,712,875	1,330,433
SHAREHOLDER'S EQUITY – As per	1, 15 and 16	560,670,334	537,274,702

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J. A. X. HERNANDEZ MORA

attached financial statement TOTAL		650,198,407	641,819,572

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars, except net income per share)

	Notes	2004	2003
NET SALES	19	417,151,665	367,669,240
COST AND EXPENSES:			
SALES COSTS		290,986,976	239,809,915
SALES EXPENSES		30,507,190	27,196,791
ADMINISTRATIVE EXPENSES AND OVERHEADS		17,687,956	16,581,451
		339,182,122	283,588,157
OPERATING INCOME		77,969,543	84,081,083
OTHER INCOME (DISBURSEMENTS):			
Loss from operation with securities		(7,945,773)	(27,511,659)
Provision for investments		3,005,275	(4,181,121)
Net loss hedged agreement in foreign currency		(417,348)	(436,083)
Income from selling assets		47,023	108,668
Bank debit tax		(3,329,929)	(4,806,406)
Others-net		109,478	(6,133,648)
		(8,531,274)	(42,960,249)
INTEGRAL FINANCING INCOME (COST):			
Loss from separate affiliates		-	-
Interests expenses		(3,235,011)	(6,245,829)
Interests on temporary investments		466,638	470,231
Exchange differences – net		3,425,910	3,435,987
Monetary earnings (REME) (sic)	1 and 2	(2,866,206)	4,131996
		(2,208,669)	1,792,385
PROFITS BEFORE INCOME TAX AND PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARY AND MINORITY INTEREST		67,229,600	42,913,219
TAX PROVISION			
Income tax	13	16,165,082	10,967,499
Business assets tax		16,165,082	10,967,499
PROFITS BEFORE PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARY AND MINORITY INTERESTS		51,064,518	31,945,720
PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARY	1	(3,534,010)	(3,981,985)
PROFIT BEFORE MINORITY INTERESTS		47,530,508	27,963,735
MINORITY INTERESTS		(382,442)	(263,839)
PROFIT BEFORE EXTRAORDINARY ITEM		47,148,066	27,699,896
EXTRAORDINARY ITEM- Tax benefit for loss transfer from previous fiscal years (Note		-	-

12)			
NET PROFIT		47,148,066	27,699,896
NET INCOME PER SHARE (2,294,009,424 average shares)	1	20.55	12.07

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2004 and 2003 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CASH FLOWS CONSOLIDATED STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Net earnings		47,148,066	27,699,896
Adjustments to conciliate the net income with the cash provided by the operating activities:			
Participation of minority shareholders, net		382,442	263,839
Participation in results from subsidiary and affiliate		3,534,010	3,981,985
Profits from selling assets		(47,023)	(108,668)
Removal and consumption of equipment and industrial parts		1,417,424	1,789,765
Provision for investments		(3,005,275)	4,181,121
Amortization of excess of cost on book value of shares from affiliates		824,053	824,053
Fiscal years monetary earnings (REME)	2	2,866,206	(4,131,996)
Depreciation		17,451,499	17,694,324
Amortization of deferred charges		75,466	75,466
Changes in operating assets and liabilities	2	(16,615,182)	(9,687,144)
Provision for severance benefits, net payments		2,663,164	1,541,966
Net cash provided for operating activities		56,694,850	44,124,607
INVESTMENT ACTIVITIES:			
Purchase of property, plant and equipment		(17,920,103)	(3,420,456)
Sale of property and equipment		104,120	782,324
Reduction in other assets		(164,539)	(240,536)
Net cash used in investment		(17,980,522)	(2,878,668)

REPUBLICA DE VENEZUELA
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HERNANDEZ MORA

activities			
FINANCING ACTIVITIES:			
Net increase in promissory notes and bank overdrafts		2,337,221	3,762,131
Net increase in leaseback agreements		602,439	-
Reduction in long term loans		-	(9,952,712)
(Reduction) increase net of outstanding obligations issued		(2,704,636)	1,062,756
Increase (Reduction) in documents payable		1,354,418	(8,150,253)
Paid dividends		(29,300,663)	(30,067,103)
FINANCING ACTIVITIES:	Notes	2004	2003
Net cash used by financing activities		(27,711,221)	(43,342,181)
EFFECT OF INFLATION and DEVALUATION ON CASH AND CASH	2	(4,147,985)	(7,329,995)
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS		6,855,122	(9,426,2379
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		16,287,436	27,713,673
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		23,142,558	16,287,436

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial

statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, and the generally accepted accounting principles in Venezuela set forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the depreciation expenses for the years 2004 and 2003 to be presented in values of less than Bs. 3,642 million and Bs. 5,320 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate the financial statements from affiliates abroad, which are an integral part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation

is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of foreign affiliates, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial shareholder's equity of the Company for the year ended at December 31, 2004 This effect amounts to approximately Bs.55 million.

c. *Consolidation* – The consolidated financial statements at December 31, 2004 and 2003, include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2004 and 2003 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed (see Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI), used in the metropolitan area of Caracas and published by Banco Central de Venezuela was utilized.

For the purposes of comparing, the consolidated financial statements and explanatory notes of 2003 stated in regular costs at that date were stated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated in Note 1b. Therefore, these do not include the effects for inflation of the Venezuelan economy.

From the year 2002, the DPC-10 Revised set forth that only the mix method shall apply to inventories with seniority over six months. At December 31, 2004 and 2003 the average seniority of Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs. 286,796 million and Bs. 279,738 million product of the incorporation of the current values of inventories and property, plant and equipment in 2004 and 2003, respectively, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs. 164,230 million and Bs. 160,816 million at December 31, 2004, and 2003, respectively.

The monetary items of the general balance sheet are stated at their par value because they show the purchasing power of the monetary unit at that date. Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, at end and average for the years ended at December 31 are the following:

	2004	2003
At the beginning of the year	385,661	303,469
At the end of the year	459,650	385,661
Average for the year	428,730	352,148
Inflation of the year	19.18%	27.08%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* –Permanent investments in affiliates where there is participation between 20% and 50% and the investment in the affiliate 100% owned Valores y Acciones1003, C.A. (established in 2003) (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for

inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories are stated at cost adjusted for the effects of inflation, as determined by the method of average cost that does not exceed its recovery value. Inventories at December 31, 2003 are stated in constant bolivars as of December 31, 2004 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as

REPUBLICA DE VENEZUELA 34 INTERPRETE PUBLICO

liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2003 stated in regular costs at that date, were restated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

The trademarks owned by foreign affiliates are deferred to be repaid in a term of twenty (20) years. Costs of intangible assets are reviewed for deterioration when the facts or changes in the circumstances indicate that the asset net value would not be recovered.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The provision for income tax comprises the amount of the regular tax income estimated to be paid and the tax income deferred, when this is significant. The deferred income tax arises from temporary differences among accounting earnings and the net tax income. The temporary differences are mainly the result from provisions and contributions payable. The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision for the term when such investments are incorporated to the production process

m. *Long-term assets* – The Company evaluates the long term assets book value when events or changes in the circumstances indicate that such value would not be recovered. The calculation of deterioration on value assets is based on a comparison between the book value and the reasonable value of them. For those assets to be used by Company operations, the reasonable value is calculated through the current value of future flows estimated in cash. For those assets which are expected to be sold or withdrawn in the near future, the reasonable value is equivalent to its net realization value

n. *Reasonable value of financial instruments* – The book value reported on consolidated general balance sheets for cash and cash equivalents, payable and receivable bills and accounts, promissory notes and bank overdrafts, current portion of long-term loans, accruals and other short-term liabilities, are close to their reasonable values due to the short-term maturities of such financial instruments. Consequently, these items have been excluded from valuable disclosures in the notes to these consolidated financial statements.

o. *Recognition of incomes* – Income from selling Company-made products are registered on a cumulative base when they are served and proprietorship is transferred.

p. *Use of estimations to prepare the consolidated financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* - The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* - Some figures of the financial statements at December 31, 2003 have been reclassified for comparison purposes against those of the years ended at December 31, 2004

2. ADDITIONAL INFORMATION TO CONSOLIDATED STATEMENTS RESULTS AND CASH FLOW

The monetary result of the fiscal year (REME) for the years ended at December 31 comprises the following (in thousand bolivars):

	2004	2003
Monetary position at the beginning of the year	(26,771,429)	(43,548,410)
Increase for the year	464,218,481	393,096,147
Reduction for the year	(391,795,452)	(372,187,170)
Estimated monetary position for the year	45,651,600	(22,639,433)
Less – real monetary position at the end of the year	42,785,394	(26,771,429)

REPUBLICA DE VENEZUELA 37 INTERPRETE PUBLICO JUDITH X. HERNANDEZ M.

	(2,866,206)	4,131,996

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2004	2003
(Increase) reduction:		
Bills and accounts receivable	(27,462,213)	(11,617,599)
Advances to suppliers and others	(2,335,222)	218,381
Inventories	16,422,763	6,337,169
Expenses paid in advance	(98,047)	(357,644)
Increase (reduction):		
Accounts payable	(6,930,639)	(14,039,687)
Accumulated expenses payable	607,341	1,678,228
Taxes payable	(3,980,207)	8,278,259
Deferred tax	7,236,807	-
Other liabilities and deferred credits	(73,765)	(184,251)
	(16,615,182)	(9,687,144)

Itemization of monetary results (REME) from the fiscal year as used per activity for the years ended at December 31 is as follows (in thousand bolivars):

	2004	2003
Operating	(2,959,780)	2,150,052
Of investments	815,006	2,413,578
Of financing	3,426,553	6,898,361
Of cash	(4,147,985)	(7,329,995)
	2,866,206	4,131,996

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2004	2003
Interests	3,066,520	6,364,109
Taxes	8,478,217	4,385,865

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2004	2003
Commercial	69,067,598	61,251,901
Related companies (Note 14)	1,811,308	474,057
Employees	5,159,466	4,217,398
Sundry debtors	564,226	858,180
Tax credit VAT- Net	2,873,331	113,709
Guarantee deposit	2,533,503	1,906,959
	80,009,432	68,822,204
Less – provision for doubtful accounts	1,715,030	2,151,258
	80,249,402	66,670,946

The provision for doubtful accounts includes the estimated amount of accounts of doubtful recovery on the basis of specific balances and experience from previous years.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2004	2003
Finished products	12,127,120	18,116,106
Products in-process	76,298	302,636
Raw materials	17,972,328	18,240,868
Spare parts	9,742,909	7,749,829
In-transit inventory	3,280,444	12,655,934
	43,199,099	57,065,373

Less – provision for obsolescence	764,619	454,867
	42,434,480	56,610,506

During the years ended at December 31, 2004 and 2003 the Company decided to present certain inventories to be used in a period higher than one (1) year, as long-term spare part inventory.

At December 31, the long-term spare parts inventories comprised the following:

	2004	2003
Spare part	8,371,590	9,895,572
Less – provision for obsolescence	1,784,110	1,061,355
	6,587,480	8,834,217

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2004	2003
Net assets of affiliates in process of disposal:				
Valores y Acciones 1003, C.A.	(A)	100	25,012,812	39,048,322
	Note	%	2004	2003
Other investments registered at cost:				
Others			270,462	270,462
Less – provision for investment			14,957,519	30,529,070
			10,325,755	8,789,714

(A) A subsidiary established in the year 2003, mainly with contributions of shares of Inmuebles 310350, C.A. owned by the Company (a company established in the year 2001, by contributions of real state, shares registered at cost, some accounts payable and one option on credits for reduction of issuances to be obtained for forest plantations sold in the year 2001. At December 31, 2004 and 2003, this affiliate owned property amounting to Bs. 18,556 million presented at

fast -sale values according to reports by independent experts as of August 2002, investments in shares and the option on credits for reduction of issuances amounting to Bs.20,491 million at December 31, 2003 which was wrote off in the year 2004. Property of this affiliate are guaranteeing contingent obligations up to US$1 million (Bs. 1,920 million) At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2004	2003
Investment registered as per the method of equity participation and excess paid in book value:				
Simco Recycling Corp. Inc.	(A)	50	4,020,200	5,376,097

(A) The financial statements used for registering the equity participation of Simco Recycling Corp. Inc, an affiliate established in the United States of America, are summarized as follows (figures at August 31, stated in thousand of US$)

	2004	2003
Current assets	1,131	1,452
Total assets	1.686	2.161
Current liabilities	2,584	2,399
Equity (deficit)	(1,149)	(723)
Total liabilities and equity (deficit)	1,686	2,161
Net loss	(434)	(137)

The acquisition value in constant currency of this affiliate resulted in an excess on the book values amounting Bs. 16,461 million (Bs. 1,615 in historical values), which is repaid according to established accounting principles. The company periodically evaluates realization of excess paid during acquisition of affiliate expecting future cash

flows and corporate incomes. Based on the most recent analysis, the Company estimates that the value of the investment is feasible.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2004	2003
Buildings	10 to 30	87,800,509	57,840,801
Machinery and equipment	7 to 20	433,851,203	429,040,618
Automotive vehicles	3 to 6	4,357,777	4,178,305
Furniture, fittings and others	5	24,580,332	25,892,648
		520,589,821	516,952,372
Less – accumulated depreciation		73,683,604	59,457,890
		446,906,217	457,494,482
Land lots		15,503,288	15,503,288
Constructions in progress		3,544,989	669,508
Machinery in transit		10,349,714	-
		476,304,208	473,667,278

Property values, plant and equipment at December 31, 2004 and 2003 have been determined according to the reports by independent valuating experts as of August 2002. For the year ended at December 31, 2004 and 2003, the repair and maintenance expenses of properties, plant and equipment amounted to Bs. 20,293 million and Bs. 16,176 million, respectively.

At December 31, 2004 and 2003, the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs. 658 million and Bs. 826 million, respectively, net of accumulated amortization. During 2004 and 2003 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2004 the assets fully depreciated incorporated to the production process amounted to Bs. 300,274 million, which are represented at updated values of valuation.

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2004 and 2003 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs. 1,038 million, and Bs.

1,114 million, respectively, net accumulated amortization for Bs.370.3 million and Bs. 294.3 million, respectively, which are repaid in a period of twenty (20) years.

9. LOANS, PROMISSORY NOTES AND BANK OVERDRAFTS

At December 31, 2004 and 2003 the promissory notes correspond to credit lines and bank liabilities represented by promissory notes and short term loans.

The average tax rate from local banks loans fluctuate between 12.46% and 15.17% for the year 2004, and 15.75% and 37.25% for the year 2003.

10. LEASEBACK AGREEMENTS

At December 31, 2004, the leaseback agreements are as follows (in thousand bolivars):

a. Contract with Banco de Venezuela for Bs. 11,500 million at the interest rate of 13.5% with maturity of 5 month from August 24, 2004, payable monthly from September 24, 2004. During 2004 Bs. 10,952 million were paid	547,628
b. Bank contract with Banco de Venezuela for Bs. 300 million at interest rate of 13.5% with maturity of 5 month from August 24, 2004, payable monthly from September 24, 2004. During 2004 Bs. 286 million were paid	14,286
	561,914

11. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2004 the outstanding obligations issued and commercial papers are as follows (in thousand bolivars):

a. Commercial papers for Bs. 3,000 million, placed at discount, with annual interest rate of 10.5 and maturity during February 2005	2,937,900
Less – current portion	2,937,900
	-

During the year ended at December 31, 2004 and 2003, issuances of commercial papers earned discounts when placed for Bs.371 million and Bs.415 million, respectively.

12. ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand bolivars):

	2004	2003
Commercial	28,769,633	41,959,676
Related companies (Note 14)	5,681,219	6,391,677
Others	1,787,688	1,378,128
	36,238,540	49,729,481

13. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2004	2003
Yearly income tax – estimated	9,781,929	11,766,094
Deferred income tax	6,750,000	-
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(366,847)	(798,595)
	16,165,082	10,967,499

For the years ended at December 31, 2004 and 2003 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The management made a study about the required transfer prices to document the aforementioned transactions, which did not reflect important differences regarding the amounts included to determine the net fiscal income for the year ended at December 31, 2003. The Company is in process of studying the transfer prices corresponding to the year 2004 required to document the abovementioned foreign transactions. In the opinion

of the management and advisors, the differences among the included amounts for determination of the annual net tax income for the year ended at December 31, 2004, will not be significant.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth from January 1, 2001, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System.

Deferred taxes

The deferred tax shows the impact from temporary differences among the amounts corresponding to registered assets and liabilities according to the accounting basis indicated in Note 1, and those included for determination of tax income pursuant the tax legislation in effect.

The detail of the effect of entries considered to determine the deferred tax at December 31, 2004 is as follows (in thousand of bolivars):

Liability and (assets) for deferred taxes:	
Sales contracts with back leasing	10,419,077
Provisions and contributions	(3,669,077)
	6,750,000

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be

transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2004 the Company and its subsidiaries do not hold transferable credits of business assets tax.

In Official Gazette No. 38,002 dated August 17, 2004 the Decree-Law No. 3266 was repealed, which stated the Law of Business Assets Tax, published in Official Gazette of the Republic No. 4,654 dated December 1, 1993, as well as the other regulations set forth in that Law.

14. TRANSACTIONS WITH RELATED COMPANIES

During the years 2004 and 2003 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2004	2003
Inventory sales	179	272,507
Inventory purchases	17,996,179	11,944,894
Charges for power consumption	15,063,412	16,275,753
Income	959,728	1,000,425

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2004	2003
Short-term accounts and advance receivable		
Simco Recycling Corp. Inc	1,255,611	-
Agroindustrial Mandioca, C.A.	373,131	113,875
Corporación Industrial de Energía, C.A.	150,409	96,792
Turboven Maracay Company Inc. Branch	31,117	1,955
Agropecuaria Mandioca, C.A.	1,040	1,240
J.C. Papeleras, C.A.	-	260,195

REPÚBLICA DE VENEZUELA 46 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	1,811,308	474,057
Short-term accounts payable		
Inmuebles 310350, C.A.	2,736,630	1,953,886
Turbogeneradores Maracay, C. A.	2,459,717	3,231,218
Seinforca, C.A.	364,931	432,471
	2004	2003
Turboven Maracay Company Inc	100,160	57,228
Turboven Cagua Company Inc.	19,781	22,240
Simco Recycling Corp. Inc.	-	694,634
	5,681,219	6,391,677

15. SHAREHOLDER'S EQUITY

Capital stock

The updated Capital stock of the Company includes Bs. 22,940,094 of Nominal capital Stock and Bs 93,175,313 of updating Capital Stock.

The Legal capital stock of the Company corresponds to 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases, resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National

Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends. The Company considers the net earnings in constant bolivars in order to determine the base for calculating the corresponding item for this reserve.

At December 31, 2004 and 2003 the legal reserve belongs totally to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash dividends (stated in historical values at the date of the operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,744. Likewise, as of October 1, 2004 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs. 11,470,047,120.

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.52.00 per share, for a total of Bs. 11,470,047,120. Likewise, as of October 17, 2003, the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs. 11,470,047,120.

Retained earnings

At December 31, 2004 and 2003 the deficit accumulated from affiliates included in the retained earnings amount to Bs.(12,696) million and Bs.(10,164) million, respectively. The net profit and retained earnings of Manufacturas de Papel, C.A. (MANPA), S.A.C.A. amount to Bs.62,598 million and Bs.74,807 million, at December 31, 2004, and Bs. 33,399 million and Bs. 39,154 million at December 31, 2003, respectively.

At December 31, 2004 and 2003 the net profit includes Bs. 15,915 million and Bs. 10,781 million of income tax expenses of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., respectively.

The shareholders of the Company consider the consolidated financial statements in constant bolivars for the purpose of the approval established by the Articles of Incorporation and by the Venezuelan Code of Commerce.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. The ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At date the last decree of dividends as of October 1, 2004 outstanding ADRs is 29,001,090.

16. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 66.36% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 17).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to

REPUBLICA DE VENEZUELA 49 INTERPRETE PUBLICO

Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into or about to be entered into.
b) The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.
c) Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.
d) The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the "Banco de Comercio Exterior (BANCOEX)."
e) Operations subject to the regime included in the Exchange Agreement No. 1 and carried out through the payment agreement and mutual credits among central banks of the country members of the Latin American Integration Association (ALADI).

As of February 6, 2004, the National Executive and the BCV modified the Foreign exchange agreement No. 2 of February 5, 2003 setting the exchange rate to Bs. 1,915.20/ US$ 1.00 for the purchase and to Bs. 1,920/ US$1.00 for the sale. Besides, the new Agreement establishes liquidation at the Exchange rates set forth in the former Agreement, for some purchase and sale operations of foreign Exchange pending liquidation as well as for some in transit carried out by Exchange operators.

According to the provisions of the aforementioned system, the President of the Republic, in Cabinet Meeting, will approve the general provisions to distribute the amount of foreign Exchange to be destined to the foreign Exchange, after listening to the opinion of CADIVI, according to the availability of foreign currency that will be established when enforcing the Foreign Exchange Agreement. In addition, it sets forth, among others, that acquiring foreign exchange will be subject to prior registration of the interested party with

the users' registry and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be set forth by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the administrative system of foreign Exchange. The Company has run the necessary formalities to access the foreign Exchange destined to payment of obligations in foreign currency. During the year 2004, the Company has requested for the purpose of imports US$ 95,569 thousand, US$ 74,414 thousand out of which were approved. Likewise, the Company has requested foreign currency for the concept of dividends remission amounting to US$7,104 thousand, US$1,888 thousand are waiting for approval. Moreover, the Company has made exports amounting to US$ 10.1 million and has sold to Banco Central de Venezuela the corresponding foreign currency collected that amounts to US$ 2.3 million.

At date of this report, obtaining the foreign exchange necessary for the operations in foreign currency carried out by the Company during the regular course of its operations will depend on: (1) approval of the records and requests filed before the relevant institutions; (2) availability of foreign Exchange that will be established in the aforementioned Regulations; and (3) the actions carried out by the Company to have access to those necessary, not requested, foreign exchange before the relevant institutions, or those requests rejected by such institutions.

Bellow, the consolidated monetary assets and liabilities in foreign currency at December 31, 2004 and 2003 (including the foreign affiliates) are described, registered in bolivars at the exchange rate of Bs, 1,920.00 and Bs.1,600.00 per US$1.oo, respectively, pursuant to the control exchange and the free currency exchange market, respectively (in thousand of US$):

	2004	2003
Assets:		
Cash and temporary investments	10,836	7,238
Commercial accounts receivable	8,937	5,865
Accounts receivable related companies	728	101
Guaranteed deposits	1,319	1,000

Advances to suppliers and sundry debtors	1,556	1,005
	23,376	15,209
Liabilities:		
Documents payable	1,295	764
Commercial accounts payable	11,027	17,524
Accounts payable related companies	-	364
	2004	2003
Accumulated expenses payable and others	1,736	1,102
	14,058	19,754

18. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2004 and 2003 the Company does not have significant credit risk concentrations different from those indicated above.

19. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2004 and 2003 represent approximately 8.9% and 4.6% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

20. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has granted bonds in favor of Comisión Administradora de Divisas (CADIVI) amounting US$ 428 thousand and € 3,002 thousand.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company

concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$1,000,000, and at April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2004 the open letters of credits for these concepts amount to US$.4,458 thousand. (Bs. 8,560 million)

Contingencies

Certain tax, civil and labor actions amounting to approximately Bs.8,002 million have been filed against the Company, in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these legal actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2004 and 2003, the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$0.5 million presented by the Treasury Department (currently the Ministry of Finance) are waiting for the decision at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company received from the Ministry of Finance, Office of the Director of Monitoring and Control, notice of administrative procedure against it because of failure to comply with the law regarding handing over documentation of foreign currency sales to Banco Central de Venezuela from exports made during the exchange control in force (1994-1996), amounting to US$ 5.3 million, corresponding to 90% of the FOB price of customs declaration. The Company and its legal advisors are of the

opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

Temporary Regimen de Admision Temporal para Perfeccionamiento Activo

The Company has contracted deposits to guarantee obligations and customs conditions related to the introduction of merchandise in temporary admission operations to assets enhancement. At December 31, 2004 deposits pending release in favor of the National Treasury amounts to Bs. 103.4 million.

Pursuant to the provisions of the Customs Organic Law and its Regulations, noncompliance with the obligations under which such operation was granted will be punished with a fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with a fine equivalent to the total value of merchandise.

3.2. Non-audited consolidated financial statements (interim) at June 30, 2005

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

GENERAL CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2005 AND DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2005

(Stated in thousand Bs.)

	Notes	June 2005	At December 2004	At December 2003
ASSETS				
CURRENT ASSETS:				
Cash	1,15 and 16	33,412,128	26,761,945	17,477,208
Bills and accounts receivable – net	3,15 and 16	82,662,375	85,805,090	72,603,710
Advances to suppliers	16	7,155,442	5,196,964	3,103,764
Inventory – net	1 and 4	57,110,807	45,402,336	60,678,894
Expenses paid in advance		1,294,883	955,009	962,827
Other current assets – net	1 and 5	16,045,895	11,147,959	9,489,609
Total Current Assets		197,681,530	175,269,303	164,316,012
LONG-TERM SPARE PARTS INVENTORY	4	6,292,553	7,112,018	9,537,655
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,445,600	4,428,721	5,850,235
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	526,388,756	513,808,227	511,294,920

	Notes	June 2005	At December 2004	At December 2003
DEFERRED CHARGES AND OTHERS ASSETS	1 and 8	1,903,870	1,390,042	1,300,969
TOTAL		736,712,309	702,008,311	692,299,791
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Promissory notes and bank overdrafts	9	25,622,727	13,819,220	13,665,309
Leaseback agreements		-	606,657	-
Bonds and commercial papers	10	2,808,700	3,171,835	7,026,439
Documents payable	16 and 19	-	2,683,995	1,573,352
Accounts payable	11 and 16	59,688,530	39,003,165	53,595,359
Dividends payable	14	8,123,856	4,475,838	6,664,073
Accumulated expenses payable		9,848,511	8,829,071	9,205,837
Taxes payable and deferred income tax	1 and 12	4,226,451	11,109,665	9,204,311
Total current liabilities		110,318,775	83,699,446	100,934,680
PROVISION FOR SEVERANCE BENEFITS	1	12,530,181	10,462,784	9,273,747
OTHER LIABILITIES AND DEFERRED CREDITS		466,752	416,821	493,338
Total liabilities		123,315,708	94,579,051	110,701,765
MINORITY INTERESTS		1,841,021	1,712,875	1,330,433
SHAREHOLDER'S EQUITY – As per attached financial statement	1, 14 and 15	611,555,580	605,716,385	580,267,593
TOTAL		736,712,309	702,008,311	692,299,791

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE SIX (6) MONTHS PERIOD ENDED AT JUNE 30, 2005 AND FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2005

(Stated in thousand bolivars, except net income per share)

	Notes	June 2005	December 2004	December 2003
NET SALES	18	190,005,338	448,408,071	395,518,076
COST AND EXPENSES:				
Sales costs		141,204,955	312,444,721	257,587,564
Sales expenses		17,910,603	32,740,073	31,701,981
Administrative expenses and overheads		7,961,190	18,935,493	15,325,904
		167,076,748	364,120,287	304,615,449

REPUBLICA DE VENEZUELA 55 INTERPRETE PUBLICO

	Notes	June 2005	December 2004	December 2003
OPERATING INCOME		22,928,590	84,287,784	90,902,627
OTHER INCOME (DISBURSEMENTS):				
Loss in operations with securities		(516,197)	(8,578,467)	(34,216,367)
Provision for investments		5,000,000	3,244,575	
Net loss in hedge agreement in foreign currency			(450,580)	(470,807)
Income from selling assets			50,767	108,733
Bank debit tax		(1,406,575)	(3,595,080)	
Others-net		(7,988,919)	107,921	(11,787,871)
		(4,911,691)	(9,220,864)	(46,366,312)
(COST) INTEGRAL FINANCING INCOME:				
Interests expenses		(1,377,812)	(3,492,604)	507,674
Interests on temporary investments		329,348	504,364	(6,742,963)
Exchange differences – net		4,621,982	3,696,148	3,709,424
Monetary earnings (REME)	1 and 2	(2,349,385)	(3,094,434)	4,461,008
		1,224,133	(2,386,526)	1,935,143
PROFITS BEFORE INCOME TAX AND PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES AND MINORITY INTERESTS		19,241,032	72,680,394	46,471,458
TAX PROVISION:				
Income tax	12	3,575,851	17,432,341	11,827,874
INCOME BEFORE PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES AND MINORITY INTERESTS		15,665,181	55,248,053	34,643,584
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES	1		(3,782,734)	(4,290,267)
INCOME BEFORE MINORITY INTERESTS		15,665,181	51,465,319	30,353,317
MINORITY INTERESTS		(128,146)	(382,442)	(263,839)
NET INCOME		15,537,035	51,082,877	30,089,478
NET INCOME PER SHARE (2,294,009,424 average shares)	1	6.77	22.27	13.12

See notes to consolidated statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2005 AND THE YEARS ENDED

AT DECEMBER 31, 2004 AND 2003.

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2005

(Stated in thousands Bs.)

Notes	June	December	December

	Notes	June 2005	December 2004	December 2003
OPERATING ACTIVITIES:				
Net earnings		15,537,035	51,082,877	30,089,478
Adjustments to conciliate the net income with the cash provided by the operating activities:				
Participation minority shareholders, net		128,146	382,442	263,839
Participation in results from affiliates		102,066	3,782,734	4,290,267
Loss from investments, net		(5,016,881)	(3,244,575)	4,514,049
Profits from selling assets		-	(50,767)	(108,733)
Removal and use of equipment and industrial parts		-	1,530,291	1,932,277
Amortization of excess of cost on book value of shares from affiliates		-	889,670	889,670
Monetary earnings (REME)		2,349,385	3,094,434	(4,461,008)
Depreciation		9,500,492	18,841,132	19,103,262
Amortization of deferred charges		(513,828)	75,466	75,466
Changes in operating assets and operational liabilities	2	1,053,711	(18,339,882)	(12,869,141)
Provisions for Severance benefits – net payments		2,931,517	2,875,223	1,397,756
Net cash provided for operating activities		26,071,643	60,919,045	45,117,182
		2,566,994		
INVESTMENT ACTIVITIES:				
Reduction in deferred charge and other assets		-	(164,539)	(101,567)
Purchasing of property, plant and equipment		(8,791,345)	(20,755,152)	(3,117,149)
Sale of property and equipment		65,130	112,411	844,617
Net cash used in investment activities		(8,726,215)	(20,807,280)	(2,374,099)
FINANCING ACTIVITIES:				
Increase in promissory notes and bank overdrafts		11,803,507	2,523,325	3,823,600
Net increase in sales with leaseback agreements		(606,657)	650,409	-
Reduction of long-term loans		-	-	(11,666,250)
(Reduction) increase in current issues obligations		(363,135)	(2,919,997)	1,249,245
Increase (reduction) in documents payable		(2,566,994)	1,462,266	(8,021,285)
(Reduction (increase) in current issues for operations with leaseback agreements		-	-	-
Cash dividends		(18,961,966)	(30,404,175)	(32,461,243)
Net cash used in financing activities		(10,695,245)	(28,688,172)	(47,075,933)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		-	(2,138,856)	(6,901,223)
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS		6,650,183	9,284,737	(11,234,073)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE TERM		26,761,945	17,477,208	28,711,281
CASH AND CASH EQUIVALENTS AT THE END OF THE TERM		33,412,128	26,761,945	17,477,208

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts for the six-month period ended at June 30, 2005 and the years ended at December 31, 2004 and 2003 restated in constant bolivars at June 30, 2005]

REPÚBLICA DE VENEZUELA 57 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2005 AND THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
(STATED IN CONSTANT BOLIVARS AT JUNE 30, 2005)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed method and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. For the year 2002 the Company accepted the provisions set forth in the Declaration of Accounting Principles No.10 Revised (DPC-10 Revised) only in regard to inventories (see notes 1d and 1g). The methodology established by the National Securities and Exchange Commission differs from that

established by the Federation of Venezuelan College of Public Accountants since this latter sets forth that such values should be repaid in the results by realizing the result for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the depreciation expense for the six (6) months term ended at June 30, 2005 and for the years ended at December 2004 and 2003, are presented at values lesser than Bs.907 million, Bs. 3,931 million, Bs. 5,743 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange at the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of

the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company; for the year ended at June 30, 2005 this effect amounted Bs. 506 million approximately.

c. Consolidation – The consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

At June 30, 2005 and December 31, 2004 and 2003, the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. Financial statements restated in constant bolivars – The Company applied the mixed method as established in the standards issued by the National Securities and Exchange Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these

values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) used in the metropolitan area of Caracas, published by the Venezuelan Central Bank, was used.

From the year 2002, the revised DPC-10 established that the mixed method will apply only to inventories with seniority higher than six months. At June 30, 2005 and at December 31, 2004 and 2003 the average seniority of the inventories of the Company does not exceed six months.

The income account for holding non-monetary assets comprises Bs.324,875 million in June 2005 (Bs. 309,632 million in 2004 and Bs. 302,012 million in 2003) product of incorporating the current values of property, plant and equipment at the years 2005,2004 and 2003, and also of the current values of inventories in the year 2002, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.178,214 million, Bs.177,307 million and Bs.176,621 million at June 30, 2005 and December 31, 2004 and 2003, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The consolidated financial statements at June 30, 2005 and December 31, 2004 and 2003 were restated by applying the variation of the Consumer Price Index (CPI) until June 30, 2005 except for the financial statements of affiliates domiciled abroad which were converted to bolivars following the methodology

indicated in 1c. Therefore, these latter do not include the effects for inflation in the Venezuelan economy.

The Consumer Price Indexes at the beginning end and average for the six-month period ended at June 30, 2005 and the years ended at December 31, 2004 and 2003 are the following:

	At June, 30	At December 31,	
	2005	2004	2003
At the beginning of the year	459,650	385,661	303,469
At the end of the year	496,251	459,650	385,661
Average for the year	480,601	428,730	352,148
Inflation of the year	7.96%	19.18%	27.08%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is participation between 20% and 50% and the investment in affiliates 100% owned Valores y Acciones 1003, C.A. (incorporated in 2003) and Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of their acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

   The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at June 30, 2005 and December 31, 2004 and 2003 have been presented at cost adjusted for inflation, determined by

the method of average cost, which does not exceed its recovery value. Inventories of affiliate's domiciles abroad are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment of affiliates domiciled abroad are presented without the effects for inflation of the Venezuelan economy.

REPUBLICA DE VENEZUELA 63 INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. Deferred charges – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the Consumer Price Index (CPI).

j. Transactions in foreign currency - Transactions in foreign currency are registered in bolivars using the applicable exchange rates in effect on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. Provision for severance benefits – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. Income tax – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. Long term assets - The Company evaluates the book value of its long term assets when events or changes in the circumstances indicate that such assets value could be non recoverable. The calculation of the assets deterioration value is based on the comparison between the book value and the reasonable value of the same assets. For those assets to be used by Company operations, the reasonable value is calculated by the current value of the estimated future cash flows. For those assets expected to be sold or withdraw in the near future, the reasonable value is equivalent to its realization net value.

n. Reasonable value of financial instruments - The reported book values in balance sheets of cash flow and cash equivalents, payable bills and accounts, promissory notes and bank overdrafts, current portion of long term loans, accumulation and other short term liabilities, are close to their reasonable value because of the short term dues of such financial instruments. In consequence, these items had been excluded from the reasonable value in the notes of these consolidated financial statements.

o. Recognition of income – The sales income from products made by the Company is registered on an accumulative basis when the rights of property of them are transferred.

p.- Use of estimates to prepare the financial statements – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. Net income per share – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. Reclassifications – Some figures of the financial statements at December 31, 2003 have been reclassified for comparison purposes against those of the years ended at December 31, 2004.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

The monetary result for the fiscal year (REME) corresponding to the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, is as follows (in thousands of bolivars).

	At June, 30	At December 31,

	2005	2004	2003
Monetary position at beginning			
	46,192,246	(28,903,146)	(47,016,021)
Increase for the year	190,393,134	501,182,595	424,397,036
Reduction for the year	(215,482,930)	(422,992,769)	(401,823,153)
	At June, 30	At December 31,	
	2005	2004	2003
Estimated monetary position for the year	21,102,450	49,286,680	(24,442,138)
Less – real monetary position at the end of the year	18,753,065	46,192,246	(28,903,146)
	(2,349,385)	(3,094,434	4,461,008

Changes in the operating assets and liabilities shown in the consolidated cash flows for the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, comprises the following (in thousands of bolivars).

	At June, 30	At December, 31	
	2005	2004	2003
(Increase) reduction:			
Bills and accounts receivable	(10,215,122)	(29,651,093)	(14,062,803)
Advances to suppliers	(2,624,894)	(2,521,168)	255,980
Inventories	(10,889,006)	17,702,195	6,185,724
Expenses paid in advance	(466,446)	(105,855)	(419,218)
Increase (reduction):			
Accounts payable	24,126,915	(7,612,424)	(13,817,525)
Accrued expenses payable	7,365,941	655,701	1,651,672
Taxes payable	674,569	(4,297,137)	7,504,048
Other liabilities and deferred credits	51,557	(323,150)	(167,019)

Deferred taxes	(6,969,803)	7,813,049	
	1,053,711	(18,339,882)	(12,869,141)

The monetary result for the fiscal year used by activity for the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, is as follows (in thousands of bolivars).

	At June, 30	At December, 31	
	2005	2004	2003
Operational	(2,909,048)	(5,807,512)	(278.031)
Of Investment	(916,249)	(77,061)	4.475.170
Of Financing	1,475,912	4,928,994	7.165.092
Of Cash	-	(2,138,855)	(6.901.223)
	(2,349,385)	(3,094,434)	4.461.008

During the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, the interest and taxes paid are detailed as follows, (in thousands of bolivars).

	At June, 30	At December, 31	
	2005	2004	2003
Interests	1,039,478	3,310,696	6,870,861
Taxes	963,525	9,153,308	4,735,096

3. BILLS AND ACCOUNTS PAYABLE

At June 30, 2005 and at December 31, 2004 and 2003, the bills and accounts payable comprised the following (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Commercial	64,744,768	73,684,335	66.753.166
Related companies (Note 13)	2,115,198	1,955,536	511.804

Employees	5,933,797	5,570,296	4.[illegible]53.215
Several debtors	533,578	609,153	927.671
Tax credit VAT- net	11,309,501	3,102,124	121.606
	At June, 30	At December, 31	
	2005	2004	2003
Guaranteed deposit	-	2,735,237	2.058.804
	84,636,839	87,656,681	74.926.266
Less provision for doubtful accounts	1,974,464	1,851,592	2.322.556
	82,662,375	85,805,089	72.603.710

4. INVENTORIES

At June 30, 2005 and December 31, 2004 and 2003, the inventories include the following (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Finished products	21,834,373	12,800,323	19.147.406
Products in process	294,788	82,373	326.733
Raw materials	24,501,825	19,361,613	19.665.237
Spare parts	9,648,070	10,518,703	8.366.921
Inventory in-transit	1,657,253	3,464,826	13.663.683
	57,936,309	46,227,838	61.169.980
Less: Provision for obsolescence	825,502	825,502	491.086
	57,110,807	45,402,336	60.678.894

During the six (6) month term ended at June 30, 2005 and the years ended at December 31, 2004 and 2003, the Company decided to present certain inventories estimated to be used in a period of more than one (1) year, as long-term spare parts inventory.

At June 30, 2005 and December 31, 2004 and 2003, the long-term spare parts inventories are comprised as follows (in thousand bolivars):

At June, 30 At December, 31

	2005	2004	2003
Spare parts	8,218,726	9,038,191	10.638.5[illegible]
Less – provision for obsolescence	1,926,173	1,926,173	1.145.867
	6,292,553	7,112,018	9.537.665

5. OTHER CURRENT ASSETS

At June 30, 2005 and December 31, 2004 and 2003 the other current assets are as follows (in thousand bolivars):

			At June, 30	At December, 31	
	Notes	%	2005	2004	2003
Net assets from affiliates in process of disposal:					
Valores y Acciones 1003, C.A.	(A)	100	26,902,430	27,004,496	42.157.606
Other investments registered at cost:					
Others			291,997	291,997	291.997
Less – provision for investments			11,148,532	16,148,534	32.959.994
			16,045,895	11,147,959	9.489.609

(A) An affiliate established in 2003, mainly with contributions from shares that Company owned in Inmuebles 310350, C.A. (Company established in 2001, from contributions of properties, investments in shares registered at cost, certain payable accounts and an option on credits of reduction of issues to obtain from forest plantations sold in the year 2001). At December 31, 2004 and 2003, this affiliate owned properties for Bs. 20,033 million presented at quick sale value determined according to the reports by independent appraisal experts as of August 2002, investments in shares and the option on credits of reduction of issues for Bs. 22,122 million at December 31, 2003, which was written off in the year 2004. The properties of this affiliate are granted by contingent obligations up US$ 1 million (Bs. 1,920 million). At the date of issuance of these

consolidated financial statements, the Company is evaluating the terms under which this affiliate will be disposed of.

6. INVESTMENTS IN AFFILIATES

At June 30, 2005 and December 31, 2004 and 2003 the investments in affiliates comprise the following (in thousand bolivars):

			At June, 30	At December, 31	
	Notes	%	2005	2004	2003
Investments registered as the method of equity participation and excess on book value paid:					
Simco Recycling Corp	(A)	50	4,445,600	4,428,721	5,850,235
			4,445,600	4,428,721	5,850,235

(A) The financial statements used to register equity participation of Simco Recycling Corp. Inc., an affiliate domiciled in the United States is summarized as follows (figures at August 31, in thousand US dollars):

	2004	2003
Current asset	1,131	1,452
Total asset	1,686	2,161
Current liabilities	2,584	2,399
Shareholders' Equity (deficit)	(1,149)	(723)
Total liabilities and shareholders' equity	1,686	2,161
(Loss) Net profit	(434)	(137)

The acquisition value in constant currency from this affiliate resulted in an excess on book value of Bs.15,365 million (Bs.1,615 million in historical values), which is repaid according to the provisions set forth in the accounting principles. The Company periodically evaluates the realization of the surplus paid in acquiring the affiliate with the expectations of future cash flows and operating income. Based on its latest analysis, the Company estimates that the investment value is marketable.

7. PROPERTY, PLANT AND EQUIPMENT

At June 30, 2005 and at December 31, 2004 and 2003, the properties, plant and equipment are comprised as follows (in thousand bolivars):

		At June 30		
	Useful life (years)	2005	2004	2003
Buildings	10 to 30	65,560,063	62,381,396	62.446.464
Machinery and equipment	7 to 20	498,944,215	468,281,843	463.040.53
Automotive vehicles	3 to 6	4,704,772	4,691,731	4.511.009
Furniture, fittings and others	5	25,553,121	26,512,424	27.954.390
		594,762,171	561,867,394	557.952.416
Less accumulated depreciation		92,469,195	79,462,403	64.118.076
		502,292,976	482,404,991	493.834.340
Land lots		16,737,761	16,727,222	16.737.761
Constructions in progress		4,885,187	3,827,264	722.819
Machinery in transit		2,472,832	10,848,750	-
		526,388,756	513,808,227	511.294.920

Values of property, plant and equipment at June 30, 2005 and at December 31, 2004 and 2003 have been determined according to the reports by independent appraisal experts as of August 2003. For the year ended at December 31, 2004 inclusion of a new appraisal generated an increase in property, plant and equipment and the result for holding non-monetary assets amounted to Bs.114,127 million.

During the six (6) month term ended at June 30, 2005 the repair expenses and maintenance of property, plant and equipment amounted to Bs.11,631 million. During the years ended at December 31, 2004 and 2003, the expenses for repair and

maintenance of property, plant and equipment amounted to Bs.21,908 million, Bs.17,464 , respectively.

At June 30, 2005 and at December 31, 2004 and 2003 the portion of the tax rate which exceeds inflation, capitalized by properties, plant and equipment amounted to Bs.698 million, Bs.710 million and Bs.891 million, respectively, net of accumulated amortization.

During the six (6) month term ended at June 30, 2005 and the years ended at December 31, 2004 and 2003 the Company did not implement investment projects subject to interest capitalization.

At June 30, 2005 assets fully depreciated incorporated to the production process amounted to Bs.334,546 million (at updated appraisal values).

8. DEFERRED CHARGES AND OTHER ASSETS

At June 30, 2005 and December 31, 2004 and 2003 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,001 million, Bs.1,038 million and Bs.1,114 million, respectively, net of accumulated amortization for Bs.407.3 million, Bs. 370.3 million and Bs. 294.3 million, respectively, which are redeemed in a period of twenty (20) years.

9. PROMISSORY NOTES AND BANK OVERDRAFTS

At June 30, 2005 the promissory notes and bank overdrafts correspond to credit lines and bank obligations represented by promissory notes and short term loans.

The average interests rates derived from loans from local banks ranged between 11.95% and 13.06% for the six (6) month term ended at June 30, 2005. The average interests rates derived from loans from local banks ranged between 12.46% and 15.17% for the year 2004 and 15.75% and 37.25% for the year 2003.

10. ISSUANCE OF BONDS

At June 30, 2005 the current bonds issued comprised the following (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity in October 19, 2004	2,808,700
Less – current portion	2,808,700
	-

REPUBLICA DE VENEZUELA 72 INTERPRETE PUBLICO

During the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003 the issuance of commercial papers generated discounts in their placements for Bs. 268 million, Bs. 400 million and Bs. 448 million, respectively.

11. ACCOUNTS PAYABLE

At June 30, 2005 and December 31 2004 and 2003 the accounts payable comprised the following (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Commercials	53,353,071	30,938,783	45,206,491
Related companies (Note 13)	4,257,466	6,133,595	6,900,625
Others	2,777,993	1,930,787	1,488,243
	59,688,530	39,003,165	53,595,359

12. TAX PROVISION

Income tax

The Income tax At June 30, 2005 (estimated values) and at December 31, 2004 and 2003 summarized as follows (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Income tax for the year – estimated	3,252,800	10,540,920	12.690.058
Deferred income tax	-	7,287,479	-
Minus – rebate for property, plant and equipment investments and transferable credits of income tax	-	(396,058)	(862,184)
	3,252,800	17,432,341	11,827,874

For the years ended at June 30, 2005 (estimated values) and December 31, 2004 and 2003, the effective rate of income tax expenses differs from the applicable tax rate to income before tax. The nature of this difference is due to permanent items related to the

determination of fiscal income, mainly, equity participation of investments, dividends and interests exempted as well as the effects for tax adjustments for inflation.

Pursuant to the tax legislation in effect, from the year 2000 taxpayers subject to income tax that entered into transactions with parties bound abroad should determine their income by the exports made, and its costs for the goods and services acquired by the parties bound abroad according to any of the methods set forth in such legislation. The Company is in process of carrying out the study on transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no important effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in properties and equipment, and the operating tax losses different from those originated for the tax adjustment for inflation up to three (3) years following the fiscal year in which they are incurred in. The non-compensated tax effect deductible from the tax adjustment for inflation may be transfer up to the next year from the fiscal year in which they are incurred.

Moreover, the aforementioned legislation set forth effective from January 1, 2001 among other things the Tax on dividends, net enrichment from a foreign source under the System of World Income and those from investments or participations under the System of International Tax Transparency.

Deferred taxes

The deferred tax reflects the impact from temporary differences among the amounts of assets and liabilities registered according to the accounting basis indicated in Note 1, and those included for determination of tax income pursuant to the tax legislation in effect.

Business Asset Tax

The Business Asset Tax law sets forth a tax of one per cent (1%) on the average value of tangible and intangible assets adjusted for inflation. The tax to be paid according to this Law will be the amount exceeding the total income tax payable during the fiscal year, if any. In case the income tax is less than the business asset tax, the surplus will

be carried forward as credit on income tax generated during the three subsequent fiscal years. At June 30, 2005, the Company and its affiliates do not hold credits carry forward of business asset tax.

In Official Gazette No. 38,002 dated August 17, 2004, the Law Decree No. 3,266 was repealed, which announced the Law of Business Assets Tax, published in Official Gazette of the Republic No. 4,654 dated December 1, 1993, as well as the other regulations set forth in that Law.

13. TRANSACTIONS WITH RELATED COMPANIES

During the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003 the Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousand bolivars approximately):

	At June, 30	At December, 31	
	2005	2004	2003
Sales of inventories	-	193	294.206
Purchase of inventories	6.264.560	19.396.764	12.896.024
Charges for consumption of electricity	7.775.359	16.262.859	17.571.735
Renting	490.136	1.036.148	1.080.085

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
SHORT-TERM ACCOUNTS RECEIVABLE			
Corporación Industrial de Energía, C.A.	189,694	162,386	104.500
Agroindustrial Mandioca, C.A.	450,650	402,842	122.943
Simco Recycling Corp. Inc.	1,411,280	1,355,591	-

	At June, 30	At December, 31	
	2005	2004	2003
J.C. Papeleras, C.A.	-	-	280.913
Turbogeneradores de Venezuela, C.A.	31,117	-	-
Agropecuaria Mandioca, C.A.	-	1,122	1,338
Seinforca	2,457	-	-
Turboven Maracay Company Inc. Branch	-	33,595	2.110
	2.115.198	1.955.536	511.804
SHORT-TERM ACCOUNTS PAYABLE			
Turbogeneradores Maracay, C.A.	500,584	2,954,539	3,488,509
Inmuebles 310350, C.A.	3,176,637	2,655,576	2,109,468
Turboven Maracay Company	-	108,135	61,785
Seinforca, C.A.	580,245	393,989	466,907
Simco Recycling Corp. Inc.	-	-	749,945
Turboven cagua Company Inc.	-	21,356	24,011
	4,257,466	6,133,595	6,900,625

REPUBLICA DE VENEZUELA 75 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

14. SHAREHOLDER'S EQUITY

Capital Stock

The updated capital stock of the Company comprises Bs. 22,940,094 of nominal capital stock and Bs. 105,999,128 of updating capital. The legal capital stock of the Company is composed by 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments resulting from the

recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

At June 30, 2005 and at December 31, 2004 and 2003 the legal reserve is totally owned by Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash Dividends (stated in historical values at the date of operation)

As of March 17, 2005, the Shareholders' Meeting agreed to decree cash dividends of Bs.10.00 per share for a total of Bs.22,940,094,240.

As of March 26, 2004, the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.131,764,0567,544. Likewise, as of October 1, 2004 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120. As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs. 11,470,047,120. Likewise, as of October 17, 2003 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

At June 30, 2005 and at December 31, 2004 and 2003 the undistributed retained earnings include Bs. (14,265) million, Bs (13,706) million and Bs. 10,973 million of accumulated retained (deficit) earnings from affiliates, respectively, which will be distributed when affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., amount to Bs. 16,096 million and Bs. 58,344 million at June 30, 2005, Bs. 67,582 and Bs. 65,822 at December 31 2004 and Bs. 35,994 million and Bs. 42,271 at December 31, 2003, respectively.

At June 30, 2005 and December 31, 2004 and 2003 the net income includes Bs. 3,336 million, Bs. 17,182 million and Bs. 11,639 million of expenses in tax income of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., respectively.

15. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 66.36% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

Foreign investors have the same rights and duties than those of their national counterparts.

Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 17).

Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

16. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to

Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

The Venezuelan Central Bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into or about to be entered into.

The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.

Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the Banco de Comercio Exterior (BANCOEX) is controlled.

Operations subject to the regime included in the Exchange Agreement No. 1 and carried out through the payment agreement and mutual credits among central banks of the country members of the Latin American Integration Association (ALADI) are controlled.

As of February 6, 2004, the National Executive and the BCV modified the foreign exchange agreement No. 2 setting the exchange rate to Bs. 1,915.20/ US$ 1.00 for the purchase and to Bs. 1,920/ US$1.00 for the sale. Besides, the new Agreement establishes liquidation at the Exchange rates set forth in the former Agreement, for some purchase and sale operations of foreign Exchange pending liquidation as well as for some in transit carried out by Exchange operators.

As of March 2, 2005, the National Executive and the BCV substituted the foreign exchange agreement No. 2 as of February 5, 2004, setting the exchange rate at Bs. 2,144.60 /US$ 1.00 for the purchase and at Bs. 2,150.00 /US$ 1.00 for the sale, from the date the new Agreement is in force. Besides, the new Agreement establishes liquidation at the Exchange rates set forth in the former Agreement, for some purchase and sale operations of foreign Exchange pending liquidation as well as for some in transit carried out by Exchange operators.

According to the provisions of the aforementioned system, the President of the Republic, in Cabinet Meeting, will approve the general provisions to distribute the amount of foreign Exchange to be destined to the foreign Exchange, after listening to the opinion of CADIVI, according to the availability of foreign currency that will be established when enforcing the Foreign Exchange Agreement. In addition, it sets forth, among others, that acquiring foreign exchange will be subject to prior registration of the interested party with the users' registry and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be set forth by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the administrative system of foreign Exchange. The Company has run the necessary formalities to access the foreign Exchange destined to payment of obligations in foreign currency. At December 31, 2003 the Company has requested and is waiting for the approval of US$ 1,054 thousand corresponding to the balance of external debt in foreign currency at January 22, 2003. Likewise, the Company has requested foreign currency for the concept of imports and/or debt via temporary amounting US$ 13,228 thousand, US$ 9,737 thousand out of which were approved, and has requested foreign currency for the concept of imports amounting US$ 12,471 thousand, US$ 7,439 thousand out of which were approved.

At date of this report, obtaining the foreign exchange necessary for the operations in foreign currency carried out by the Company during the regular course of its operations will depend on: (1) approval of the records and requests filed before the relevant institutions; (2) availability of foreign Exchange that will be established in the aforementioned Regulations; and (3) the actions carried out by the Company to have access to those necessary, not requested, foreign exchange before the relevant institutions, or those requests rejected by such institutions.

Bellow, the consolidated monetary assets and liabilities in foreign currency at June 30, 2005 and December 31, 2004 and 2003 (including the foreign affiliates) are described, registered in bolivars at the exchange rate of Bs. 2,150.00, Bs. 1,920.00 and Bs. 1,600.00 per US$1.oo, respectively, pursuant to the control exchange and the free currency exchange market, respectively (in thousand of US$):

	At June 30, 2005	At December 31 2004	At December 31 2003
Assets:			
Cash and temporary investments	7,010	10,836	7,238
Commercial accounts receivable	5,010	8,937	5,865
Accounts receivable related companies	670	728	101
Guaranteed deposits	3,500	1,319	1,000
Advances to suppliers and sundry debtors	3,581	1,556	1,005
	19,771	23,376	15,209
Liabilities:			
Promissory notes and bank overdraft	-	1,295	764
Commercial accounts payable	19,562	11,027	17,524
Accounts payable related companies		--	364
Accumulated expenses payable and others	1,634	1,736	1,102
	21,196	14,058	19,754

17. CREDIT RISK CONCENTRATION

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary cash investments and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of the credit risk. Credit risk concentrations in regard to commercial accounts receivable are limited due to the great number of clients the Company owns. At June 30, 2005 and at December 31, 2004 and 2003 the Company does not have significant credit risk concentrations different from those abovementioned.

18. INFORMATION ON OPERATIONS

Export sales at June 30, 2005 and December 31, 2004 and 2003 represent approximately 9.7%, 8.9% and 4.6% of the consolidated net sales, respectively. The Company does not have clients that individually represent 10% or more of its earnings.

19. COMPROMISES AND CONTINGENCIES

INTERPRETE PUBLICO

Deposits and collaterals granted

In order to guarantee obligations, the Company has granted bonds in favor of banking institutions amounting to Bs. 26 million. Likewise, the Company has granted bonds in favor of Comisión Administradora de Divisas (CADIVI) amounting US$ 428 thousand and € 2,702 thousand.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$ 1,000,000, and on April 30, 2005 it will be reduced to US$ 350,000, being such bond definitely due by then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At June 30, 2005 the open letters of credits for these concepts amount to US$ 10,466 mil. (Bs. 22,502 million).

Contingencies

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs. 8,002 million approximately, in relation to which the relevant brief of reply to charges, have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2004, and 2003 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$ 0.5 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to

claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

REPUBLICA DE VENEZUELA 82 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Temporary Admission Regimen for Assets Enhancement

The Company has contracted deposits to guarantee obligations and customs conditions related to the introduction of merchandise in temporary admission operations to assets enhancement. At December 31, 2004 deposits pending release in favor of the National Treasury amounts to Bs. 103.4 million.

Pursuant to the provisions of the Customs Organic Law and its Regulations, noncompliance with the obligations under which such operation was granted will be punished with a fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with a fine equivalent to the total value of merchandise.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the significant accounts and transactions in foreign currency, included in the audited financial statements for the years 2004 and 2003, and the interim financial statements for the period ended June 30, 2005.**

(In thousand US$)

	At June 30,	At December 31	
	2005	2004	2003
Assets:			
Cash and temporary investments	7,010	10,502	7,238
Commercial accounts receivable	5,010	8,937	5,865
Accounts receivable related companies	670	728	101
Advances to suppliers and sundry debtors	3,581	1,556	1.005
	19,771	23,376	15,209

Liabilities:

	At June 30,	At December 31	
	2005	2004	2003
Promissory notes and bank overdrafts	-	1,295	764
Commercial accounts payable	19,562	11,027	17,524
Accounts payable related companies	-	-	364
	At June 30,	At December 31	
	2005	2004	2003
Accumulated expenses payable and others	1,634	1,736	1,102
	21,196	14,058	19,754
Net position in foreign currency	(1,425)	9,318	(4,545)

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the registries of depreciation of fixed assets and amortization of deferred charges and added value of investments.

c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

d) Types of exchange used to change balances into foreign currency.

The transactions in foreign currencies are registered at the exchange rate as the date of the operation. The balances in foreign currencies had been registered at the following exchanges rates:

At the closure at December 31, 2003: Bs. 1,600.00 * US$

At the closure at December 31, 2004: Bs. 1,920.00 * US$

At the closure at June 30, 2004: Bs. 2,150.00 * US$

e) The amount of earnings or losses as per exchange fluctuation

For the term between 01-01-05 to 06-30-05 and for the years 2004 and 2003 the earnings or losses stated in constant currency are as follows:

June 30, 2005	December 31, 2004	December 31, 2003
Exchange difference	Exchange difference	Exchange difference
4,621,982	3,696,148	3,709,424

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2005 and at December 31, 2004 and 2003 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,001 million, Bs. 1,038 million and Bs. 1,114 million, respectively, net of the accumulated amortization amounting to Bs. 407.3 million, Bs. 370.3 million and Bs. 294.3 million, respectively, which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liability. The results obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope of enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Venezuelan Federation of Colleges of Public Accountants are deferred and redeemed during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2002 and 2001 stated in present costs at those dates, were restated in constant bolivars at December 31, 2004 by applying the annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

For the period from 1/1/05 and 6/30/05 and for the years 2004 and 2003 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at June 30, 2005 is the following:

June 30, 2005	December 31, 2004	December 31, 2003
9,500,492	18,841,132	19,103,262

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.3. Financial relations (restated in constant currency)

INDICATOR	Closure at 6/30/05	Closure at 12/31/04	Closure at 12/31/05
AC/ PC	1.79	2.09	1.63

REPUBLICA DE VENEZUELA 86 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

INDICATOR	Closure at 6/30/05	Closure at 12/31/04	Closure at 12/31/05
Efect./ PC	0.30	0.32	0.17
PC/ Pat.	0.18	0.14	0.17
PC/ Pat	0.20	0.16	0.19

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.4. Reports by the Risk Classifying Companies

CLASIFICADORES ASOCIADOS S&S, C.A.

A RISK QUALIFYING COMPANY. Phones: (58) (212) 266- 6963 / 266.0250

SUMMARY OF THE REPORT OF RISK QUALIFICATION

Issuer: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Description of Securities: Issuance of Commercial papers at bearer up until the TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00) OR ITS EQUIVALENT IN US DOLLARS, issuance approved by the General Shareholder's Meeting held on 03/17/2005 and by the Board of Directors in meeting held on 07/29/2005

TERM OF SECURITIES: From 15 to 360 days.

USE OF FUNDS: Covering the working capital needs

INFORMATION ANALYZED

a) Financial statements at December 31, 2002, 2003 and 2004 audited by Lara, Marambio & Asociados (Deloitte & Touche) and a non-audited cut at June 30, 2005.
b) Economic-Financial information in constant bolibvars at June 30, 2005.
c) Interviews with company executives.
d) Sectorial information.

RISK: A2

Category A: It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes

in economy. Only in extreme cases may the qualified instrument risk be slightly affected.

Sub-Category "A2": It refers to instruments that have a minimum investment risk, provided that its payment capacity of both capital and interests is very good. At the opinion of the qualifier, in case of foreseen changes in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, its risk would not increase significantly.

Periodicity of the revision:

One hundred eighty (180) days from the date of authorization to make public offer by the National Securities and Exchange Commission, or when the CLASIFICADORES ASOCIADOS S&S, C.A. is aware of facts that may significantly alter risk level of securities issued.

EDUARDO GRASSO V. (signed) Illegible.

JUAN A. RODRIGUEZ B.. (signed) Illegible.

FILOMENA ALTERA A. (signed) Illegible.

Caracas, September 1, 2005

This qualification neither implies a recommendation to purchase, sell or maintain a security nor represents a guarantee of payment of security, but a valuation of the probability that the capital of such security and its yielding are paid in due time.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (212) 905.6383

Risk Classification Report. Summary Sheet.

Caracas – Venezuela. August 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers. Issuance No. 2005-I Amount: Bs.10,000,000,000.00 Denomination: Bolivars Term: From 15 to 360 days

Issuance approved by the General Shareholders' Meeting held on March 17, 2005.

Category: **A** Sub-category: **A2** Date of report: August 29, 2005

Most recent financial statements: At 6/30/05 (non audited)

Next revision: In six (6) months.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

88

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

Definition of A2 Sub-Category: "It refers to instruments that have a minimum investment risk, provided that it shows an excellent payment capacity of both capital and interests, in the conditions and terms agreed upon. At the opinion of the qualifier, there will be no possibility that foreseen changes in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, increase the risk of the instrument under consideration."

For the Qualifying Board:

Otto Rivero (signed) Illegible.

Daniel Abreu (signed) Illegible.

Sarino Russo V. (signed) Illegible.

Foundations of the qualification:

- Manpa has increased its operating margin, showing a solid 18.7% at closure of 2004 (22.9% at closure of the AF03). The Issuer has focused on the paper business (disinvesting in the electric and forest sector) and has carried out important cost-reduction programs.
- The Issuer has progressively reduced its financial debt using the funds produced by the operations and disinvestments The coverage of interests is very loose (32 times during the first semester of 2005). The drop in the local interest rates will continue favoring debt service that is fully contracted in bolivars.
- Manpa holds a high proportion of current assets in cash in order to face difficult times for the industry. At 6/30/05 the cash and cash equivalents covers the financial debt.
- With the appearance of a new local competitor (Invepal) together with the increase of white paper imports and of imported raw materials prices, AF05 projected results are less favorable yet highly positive. The high dividends paid in

cash and the higher disbursements due to additions of equipment make anticipate an increment of the Issuer's indebtedness

Sector Perspective:

Manpa is devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. The Manufacturing Plants are located in Maracay, Aragua State and Valencia, Carabobo State. .In 2004, the 34.3% of Manpa production was sold in reels while the remainder 65.7% were converted and sold as finished product, which 92.4% went to domestic market.

With the GDP increase in the second semester of 2005 (+11.1%), there are seven consecutive terms of financial expansion that have been used since in the fourth trimester of 2003 the contractive tendency caused for the political events of the years 2002 and 2003 were reverted, events that included the oil industry strike of December 2002 – January 2003. The average quotation of the Venezuelan oil export basket has suffered a strong increase from the second semester of 2004, averaging out US$ 40.7 per barrel during the first semester of 2005. The highest oil income together with election processes have conditioned a significant increase in public expenses through budgetary and non budgetary via (social expenses of PDVSA, BANDES, use of reserves). Likewise, the economy has been supported for the major political stability, the foreign exchange delivery speeding up, the partial deregulation of prices of goods and services and the drop in the local interest rates. During the last year and half the private consumption is growing as a result of the reduction of unemployment, salary adjustments and redistribution of income through government-supported missions. The biggest currency exchange income of the country has allowed accumulation of international reserves, which together with foreign exchange control imposed by the government after the closure of the exchange market in January 2003, have given the exchange rate major stability.

Apparent Paper Consumption (MT)				
Paper type	2001	°2002	2003	2004
Printing/ Writing	75,049	70,791	80,361	131,614
Packs/ Wrapping	35,118	35,528	25,051	34,151
Hygienic	165,606	124,729	86,919	141,165
Total:	275,773	260,130	192,331	296,230

Source: Apropaca

During recession years, the apparent consumption of intermediate products manufactured by the Issuer was tightened (5.6% in 2002 and 26.1% in 2003). The more impacted items were Hygienic and Packs/ Wrapping. Nevertheless, the apparent consumption of Printing and Writing increased in 2003, reflecting a tendency to the increased imports of spools for local conversion instead of finished products imports. With the recovering of financial activity and the 2004 consumption, the apparent consumption of intermediate products manufactured by the Issuer was expanded 54.4% in 2003. All the items had a positive performance: Printing and Writing (+51.3%), Packs and Wrapping (+36.3%), Hygienic (+62.4%). paper increased 13.5%, showing a tendency to local conversion of reels instead of the import of final products.

Apparent paper consumption (MT)				
Paper type	2001	°2002	2003	2004
Printing/ Writing	69,331	72,706	61,413	83,228
Packs/ Wrapping	20,522	16,497	14,322	18,157
Hygienic	164,619	81,439	64,539	134,334
Total:	254,472	170,642	140,274	235,719

Source: Apropaca

The national production of intermediate paper products was tightened in the years 2002 and 2003, in magnitudes that go beyond the tightened internal demand. This reflects the inventory reductions in distribution channels and the overvaluation effect of the exchange rate: Exports reduction and increase in imports of finished and intermediate products. The more impacted item was Hygienic paper. With the recovering of financial

activity and 2004 consumption, the local production of intermediate products manufactured by the Issuer was expanded 54.4%. All items had a positive performance: Printing and Writing (+35.5%); Packs and Wrapping (+26.8%); Hygienic (+108.1%)

Paper Imports (TM)				
Paper type	2001	°2002	2003	2004
Printing/ Writing	33,450	27,167	43,512	71,677
Packs/ Wrapping	14,596	16,030	10,729	15,994
Hygienic	24,704	43,290	28,370	23,442
Total:	72,750	86,487	82,611	111,113

Source: Apropaca

From 1997 to the first quarter of 200, overvaluation of the Bolivar encouraged paper imports in detriment of national production. The tendency has kept although foreign exchange restrictions. Some imports come from local producers, to whom the commercialization of third parties is more profitable. The main item impacted is hygienic paper, a sector in which important local converters have appeared as well as imports of finished products from Colombia during the last four years. Same thing happens to the Printing and Writing sectors where local converters have replaced the national production with mainly imports from Colombia and Brazil. The sector of Packs and Wrapping has been impacted by imports of cement factories related to local pack producers. In 2004, with the recovering of financial activity and speeding up of the foreign exchange delivery by CADIVI, imports of Printing and Writings and of Packs and Wrapping have increased +64.3% and 49.1%, respectively. On the contrary, the hygienic imports which decreased -17.3% as local producers have recovered their natural market.

Paper Exports (TM)				
Paper type	2001	°2002	2003	2004
Printing/ Writing	27,732	29,082	24,565	33,291
Paper Exports (TM)				

Packs/ Wrapping	0	0	0	15,994
Hygienic	23,717	16,060	5,990	16,611
Total:	51,449	45,142	30,555	49,902

Source: Apropaca

Overvaluations of the Bolivar and government delays in paying the "Draw-Back" keep affecting export of paper. In spite of the internal consumption contraction and the high idle capacity of local producers, the exports contracted 12.3% in 2002 and 32.3% in 2003. Again, the more affected sector was Hygienic, showing a bigger stability in Printing and Writing exports. In the year 2004, with the increase of the paper international price and the improvement of the "Draw-Back" payment, the exports increased +63.3%.

On 1/19/05 the mixed company Industria Venezolana de la Pulpa y el Papel, Invepal, S.A. is established with a stock capital amounting to Bs.13,200 million. The company is 51% owned by the Venezuelan State and the remaining 49% belongs to workers organized in a cooperative society and has among its assets the plants expropriated to former Venepal, sole Manpa competitor in the segments of Printing and Writing, and of Packs and Wrapping. In March 2005, Invepal started operations with the Packs and Wrapping line and in May with that of Printing and Writing. The greatest competition for Manpa in these items are still imports and replacement products like plastic in bags. In Hygienic products, Papeles Venezolanos, C.A. is Manpa's main competitor. Manpa has a greater participation in B and C papers whereas its other competitors in A and B papers. After entrance of multinational Kimberly-Clark by buying out Papeles Guaicaipuro, C.A., Manpa strengthened its distribution channels, successfully recovering its historical market participation.

Financial Analysis

Profitability.

For the last three fiscal years, the Issuer shows a solid operating margin. Manpa has undertaken important cost reduction programs and focused on the paper business (in 2001 it sold the assets of the Forest Division). Although the strong contraction in the 2002 demand, the devaluation of the Bolivar favored exports and raised competitiveness

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

of local products in front of imports. The outcome, though inferior to those from previous year, were highly positive. In 2003, the virtual closure of Venepal together with exchange restrictions, favor even more the local manufacturer. Manpa operating margin as well as its sales were increased again although the strong contraction of the economy. In 2004, with the recovery of demand, Manpa had a solid operating margin and kept the positive tendency of its profitability (ROA and ROE). During the first semester of 2005, sales reduction, price weaknesses product of entrance of the new competitor and a slight increase of the price of raw materials, have influenced the results of Manpa, which are yet maintained at very solid levels. At closure 2005, it should show better results considering that the second semester of the year is the most favorable period for Manpa due to the stagnation of Printing and Writing paper sales.

Indebtedness.

In the fiscal year 01, with the cash produced by selling assets from the forest project Manpa reduced 56% its net financial debt In the fiscal year 05, the coverage index slowly drops due to the strong increment of interest rates, as a product of the unstable foreign exchange market typical of that year. From the fiscal year 03, with the foreign exchange control, local interest rates have progressively dropped. Manpa has used its cash surplus to pay debt. At closure of the fiscal year 04 and of the first semester of the fiscal year 05, cash and cash equivalents exceed the financial debt. With the surplus from operating results, interest coverage is 31 times at closure of the first semester 2005. For the rest of the year and in 2006, with the announced extension of the foreign exchange control, interest rates should be kept low; therefore, it is expected that Manpa cash flow comfortably covers the financial burden. Lastly, the total Manpa liabilities are equivalent to a low shareholder's equity percentage.

Solvency and Liquidity.

In the fiscal year 01, besides cash from selling the aforementioned Division, Manpa received an option of 18 years on 50% of the net value of credits of Reduction of Issuances plantations may receive according to international agreements known as the Kyoto Protocol. The present value of option, estimated in US$9.2 million, was provided to one of the affiliates in process of desincorporation. During the fiscal year 02, as a

result of the exchange instability and of the contraction in the demand, higher inventories of finished product and raw materials accumulated, these latter with their corresponding accounts payable in foreign currency. Liquidity and the acid tests suffered a significant reduction. Both indexes have strengthened since then, with a higher rotation of inventories of finished products and the fastest payment of accounts payable, showing comfortable figures at closure of the fiscal year 04 and of the first semester of the fiscal year 05. In the composition of the current asset, the issuer maintains a high proportion of cash in order to face adverse industry cycles.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For AFO2, the efficiency indexes were damaged since sales remained basically constant while current values of fixed assets were considerably increased with devaluation. In 2003 and 2004, recovery of indexes is an answer to a better sales performance.

Sensitivity to the Environment. Manpa reduced its short position in dollars. Payment of long-term loans with financial institutions, in some cases anticipated, has contributed thereto. The current short position comes from import of raw materials. The Issuer maintains a significant amount of cash and temporary investments in foreign currency to face contingencies. At 6/30/04, 100% of the financial debt of Manpa is concentrated in bolivars. Foreign exchange control will allow for a low level of local interest rates, with low volatility. On the other hand, operating leverage of Manpa is low (reducing volatility of operating results). Raw material represents circa 70% of the production cost.

Selected Indexes and Figures	June 05	Dec. 04	Dec. 03	Dec. 02	Dec. 01
Profitability (%)					
Operating margin	12.1	18.7	22.9	12.4	14.0
Net margin	8.2	11.3	7.5	1.0	3.0
Net income/ Shareholder's Equity (ROE)	(*)5.1	8.4	5.2	0.5	1.8
Net income/ Total Assets (ROA)	(*)4.2	7.3	4.0	0.4	1.5
Indebtedness (times)					
EBITDA/ Net interests	30.93	34.50	17.88	4.72	5.72

Net financial debt/ Net sales	(*)-0.01	-0.02	0.00	0.02	0.08
Total Liabilities / Shareholder's Equity + Minority Interests	0.20	0.16	0.19	0.24	0.21
Current liabilities/ Total Liabilities	0.88	0.88	0.91	0.89	0.76
Financial debt/ Total Liabilities	0.23	0.21	0.20	0.29	0.42

Selected Indexes and Figures	June 05	Dec. 04	Dec. 03	Dec. 02	Dec. 01
Cash and cash equivalents/ Short-term financial debt	1.18	1.27	0.85	0.57	0.59
Net financial debt (constant Bs. of June 2005)	-4,981	-7,994	1,581	8,017	25,226
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1.71	2.08	1.75	1.39	1.97
Acid test	1.13	1.54	1.10	0.87	1.39
Rotation of accounts receivable	6.1	6.0	5.6	4.9	5.2
Rotation of inventories	4.5	6.7	3.9	3.4	4.1
Cash and temporary investments/Current assets	0.18	0.14	0.11	0.11	0.11
Efficiency (times)					
Net sales/ Total assets	0.52	0.64	0.53	0.43	0.49
Net sales/ Fixed assets	0.72	0.88	0.72	0.59	0.69

*Yearly results from the semester- multiplied by two – for comparison purposes.

WARNING: The present report does neither imply a recommendation to purchase, sell maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

4. SUPPLEMENTARY INFORMATION

REPUBLICA DE VENEZUELA 96 INTERPRETE PUBLICO

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335
jlovera@manpa.com.ve
- LETICIA LEVEL Phone 901-2245
llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882
Finance Corporate Vice-President.
LETICIA LEVEL I.D. Card No.6401405
Corporate Planning Manager.
ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito
PHONES: 901.23.35
FAX: 901.23.17 --

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

-2005-

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE: Bs.10,000,000,000.00

Coordinator

Manufacturas de Papel, C.A. , (MANPA) S.A.C.A.---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2005 AND THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
RE-STATED IN CONSTANT BOLIVARS AT JUNE 30, 2005
(Stated in thousand constant bolivars)

	Capital stock	Capital Updating	Updated net balance for future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
BALANCES PREVIOUSLY REPORTED AT DEC. 31, 2002	22,940,094	126,471,669	256,613,429	118,337	14,941,176	33,136,150	178,495,765	632,716,620
Accumulated effects for updating equity at the beginning of the year by foreign affiliates (Note 1)	-	-	-	(26,371)	-	109,333	-	82,962
INITIAL NET BALANCES	22,940,094	126,471,669	256,613,429	91,966	14,941,176	33,245,483	178,495,765	632,799,582
Transfer to updated net balance of retained earnings (Note 14)	-	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(32,461,243)	-	(32,461,243)
Net income	-	-	-	-	-	30,089,478	-	30,089,478
Accrued result from translation of foreign subsidiary	-	-	-	(57,627)	-	-	-	(57,627)
Result from holding non-monetary assets	-	-	-	-	-		(50,102,597)	(50,102,597)
BALANCES AT DECEMBER 31, 2003	22,940,094	126,471,669	256,613,429	34,339	14,941,176	30,873,718	128,393,168	580,267,593
Cash dividends	-	-	-	-	-	(29,445,538)	-	(29,445,538)
Net income	-	-	-	-	-	51,082,877	-	51,082,877
Accrued result from translation of foreign subsidiary	-	-	-	(121,463)	-	-	-	(121,463)
Result from holding non-monetary assets	-	-	-	-	-	-	3,932,916	3,932,916
BALANCES AT DECEMBER 31, 2004	22,940,094	126,471,669	256,613,429	(87,124)	14,941,176	52,511,057	132,326,084	605,716,385
Cash dividends	-	-	-	-	-	(23,968,895)	-	(23,968,895)
Net income	-	-	-	-	-	15,537,035	-	15,537,035
Accrued result from translation of foreign subsidiary	-	-	-	-	-	-	-	
Result from holding non-monetary assets	-	-	-	-	-		14,271,055	14,271,055
BALANCES AT JUNE 30, 2005	22,940,094	126,471,669	256,613,429	(87,124)	14,941,176	44,079,197	146,597,139	611,555,580

See notes to consolidated financial statements

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
RE-STATED IN CONSTANT CURRENCY AT DECEMBER 31, 2004
(Stated in thousand bolivars)

	Updated Capital Stock	Accrued results from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
PREVIOUS REPORTED BALANCES AT DECEMBER 31, 2002	138,392,080	109,610	13,839,207	237,687,216	30,692,237	165,331,025	586,051,375
Accumulated effects for updating equity at the beginning of the year by foreign affiliates (Note 1)	-	(17,644)	-	-	73,145	-	55,501
INITIAL NET BALANCES	138,392,080	91,966	13,839,207	237,687,216	30,765,382	165,331,025	586,106,876
Cash Dividends (Note 15)	-	-	-	-	(30,067,103)	-	(30,067,103)
Net Income	-	-	-	-	27,699,896	-	27,699,896
Accrued result from translation of foreign subsidiary	-	(57,627)	-	-	-	-	(57,627)
Result from holdirrg non-monetary assets	-	-	-	-	-	(46,407,340)	(46,407,340)
BALANCES AT DECEMBER 31, 2003	138,392,080	34,339	13,839,207	237,687,216	28,398,175	118,923,685	537,274,702
Cash Dividends (note 15)	-	-	-	-	(27,273,818)	-	(27,273,818)
Net Income	-	-	-	-	47,148,066	-	47,148,066
Accrued result from translation of foreign subsidiary	-	(121,463)	-	-	-	-	(121,463)
Result from holding non-monetary assets	-	-	-			3,642,847	3,642,847
BALANCES AT DECEMBER 31, 2004	138,392,080	(87,124)	13,839,207	237,687,216	48,272,423	122,566,532	560,670,334

See notes to consolidated financial statements

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, October 24, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

Attn.: National Securities Registry

In compliance with the provisions of the Guidelines to request "Authorization to make Public Offer of Commercial Papers" I do hereby inform you that MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. has completely placed Series I, Issuance 2005-I, of Commercial Papers amounting to THREE THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.3,000,000.00).

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 22 45

RECEIVED
2005 DEC 21 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translator's note:

At the upper margin of this letter there is a wet seal that reads as follows:"National Securities and Exchange Commission. 2005 OCTOBER 19 AM 9:14. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 24th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

[Letterhead of MANPA]

Caracas, September 28, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents by Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Consolidated Financial Statements restated at September 30, 2005.

2. Consolidated Statements of Equity Accounts Movements at September 30, 2005 in restated bolivars.

3. Consolidated Statements of Equity Accounts Movements at September 30, 2004 in restated bolivars.

4. Consolidated Statements of Cash Flows for the term comprised from January the 1st to September the 30th for the years 2004 and 2005, in restated bolivars.

5. Historical Consolidated Financial Statements at September 30, 2005.

6. Consolidated Statements of Movements in Equity Accounts at September 30, 2005 in historical bolivars.

7. Consolidated Statements of Movements in Equity Accounts at September 30, 2004 in historical bolivars.

8. Consolidated Statements of Cash Flows for the term comprised from January the 1st to September the 30th for the years 2004 and 2005, in historical bolivars.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 22 45 Fax 901 23 17

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 October 28 PM 3:29 FILE RECEIVED." -----------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH, 2005

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2005	3rd Quarter 2004
Net sales	309,221,001	369,813,823
OPERATING COSTS AND EXPENSES		
Sales cost	210,771,701	223,761,451
Administrative expenses	11,645,445	11,507,068
Sales expenses	30,798,266	37,818,506
TOTAL COST AND OPERATING EXPENSES	253,215,412	273,087,025
INCOME BEFORE INTERESTS/ TAXES/ DEPOSITS AND AMORTIZATIONS	56,005,589	96,726,798

DEPRECIATION AND AMORTIZATION	16,410,711	15,089,717
OPERATING INCOME	39,594,878	81,637,081
OTHER INCOME/ (EXPENSES)		
Others – net	-9,254,002	-14,911,185
INTEGRAL FINANCING INCOME (COST)		
Earned interests	472,140	313,363
Interests expenses	-2,576,741	-2,942,102
Exchange differences – net	4,613,532	3,788,124
Monetary earnings (loss)	-2,952,705	-1,311,157
TOTAL INTEGRAL FINANCING INCOME (COST)	-443,774	-151,772
PROFITS BEFORE INCOME TAX	29,897,102	66,574,124
Income tax provision	6,583,871	15,046,407
NET INCOME	23,313,231	51,527,717

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

AT SEPTEMBER 30, 2005

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2005

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2005	3rd Quarter 2004
ASSETS		
CURRENT		
Cash and transferable securities	40,765,950	53,180,771
Commercial accounts receivable	73,723,455	73,933,197
Other accounts receivable	23,875,118	6,965,213

Inventory	67,979,796	66,811,876
Expenses paid in advance	1,664,326	4,616,121
Advances to suppliers	5,857,271	9,683,635
TOTAL CURRENT ASSETS	213,865,916	215,190,813
Investments	21,098,438	17,493,032
NET FIXED ASSETS	525,729,867	540,042,730
Other Assets	1,731,832	1,654,563
TOTAL ASSETS	762,426,053	774,381,138

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

AT SEPTEMBER 30, 2005

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2005

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2005	3rd Quarter 2004
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	43,029,154	30,624,242
Current portion of long-term loans	0	3,081,216
Commercial accounts payable	58,924,885	43,331,531
Other accounts payable	8,986,839	10,686,186
Dividends	575,315	519,829
Others	7,740,775	7,841,673
TOTAL CURRENT LIABILITIES	119,256,968	96,084,677

INCOME TAX PAYABLE		
Income tax payable	1,921,884	7,854,903
TOTAL INCOME TAX PAYABLE	1,921,884	7,854,903
LONG-TERM LIABILITIES		
Severance benefits and Other reserves	14,167,053	13,927,427
Other liabilities	1,650,992	1,797,776
TOTAL LONG-TERM LIABILITIES	15,818,045	15,725,203
TOTAL LIABILITIES	136,996,897	119,664,783
SHAREHOLDER'S EQUITY	625,429,156	654,716,355
TOTAL LIABILITIES AND EQUITY	762,426,053	774,381,138

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

FOR THE YEARS 2005 AND 2004

STATED IN CONSTANT CURRENCY AT SEPTEMBER THE 30TH, 2005

(Stated in thousand Bs.)

	2005	2004
OPERATING ACTIVITIES:		
Net earnings	23,313,231	51,527,717
Adjustments to conciliate the net income with the cash provided for the operating activities:		
Participation minority shareholders, net	(61,883)	228,210
Participation in results from non-consolidated affiliates	206,301	1,082,199

Removal and use of equipment and industrial parts	-	165,366
Loss from selling assets	-	1,266,434
Provision for investments	(4,694,960)	(2,894,219)
Monetary earnings	2,952,705	1,311,156
Depreciation and amortization	16,410,711	15,089,717
Provision for severance benefits	13,352,777	11,950,432
Changes in current assets and liabilities	(11,624,369)	(25,694,035)
Deferred charges and other assets	(341,790)	(145,938)
Payment of severance benefits	(10,987,259)	(10,380,068)
Other long-term accounts payable	(279,625)	550,818
Other liabilities and deferred credits	-	(11,781)
Net cash provided for operating activities	28,245,839	44,046,008
INVESTMENT ACTIVITIES:		
Additions to properties, plant and equipment, net	(10,083,033)	(8,381,238)
Sales and withdrawals of properties and equipment, net	70,391	2,030,277
Net cash provided for investment activities	(10,012,642)	(6,350,961)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	24,842,886	12,321,672
Cash dividends	(28,754,170)	(17,210,139)
Net cash used in financing activities	(3,911,284)	(4,888,467)
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,321,913	32,806,580
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	26,444,037	20,374,191
AT THE END OF PERIOD	40,765,950	53,180,771

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2005	3rd Quarter 2004
Net sales	296,311,235	304,753,572
OPERATING COSTS AND EXPENSES		
Sales cost	198,526,462	176,040,547
Administration expenses	11,105,307	9,443,180
Sales expenses	29,623,802	31,204,296
TOTAL COSTS AND OPERATING EXPENSES	239,255,571	216,688,023
NET INCOME BEFORE INTERESTS/ TAXES/ DEPRECIATION AND AMORTIZATION	57,055,664	88,065,549
DEPRECIATION AND AMORTIZATION	3,096,686	2,666,333
OPERATING INCOME	53,958,978	85,399,216
OTHER INCOME/ (EXPENSES)		
Others – net	-7,445,162	-12,288,132
INTEGRAL FINANCING INCOME (COST)		
Earned interests	450,072	262,602
Interests expenses	-2,475,892	-2,417,018
Exchange differences – net	4,277,612	2,956,027
TOTAL INTEGRAL FINANCING INCOME (COST)	2,251,792	801,611
PROFITS BEFORE INCOME TAX	48,765,608	73,912,695
Income tax provision	6,350,056	12,223,130

NET INCOME	42,415,552	61,689,565

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

AT SEPTEMBER THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2005	3rd Quarter 2004
ASSETS		
CURRENT		
Cash and transferable securities	40,765,950	45,860,669
Commercial accounts receivable	73,723,455	63,756,614
Other accounts receivable	23,875,118	6,006,482
Inventory	64,578,719	55,857,400
Expenses paid in advance	1,634,222	3,920,188
Advances to suppliers	5,834,308	8,342,385
TOTAL CURRENT ASSETS	210,411,772	183,743,738
Investments	5,642,716	82,617
NET FIXED ASSETS	52,302,823	37,569,081
Other Assets	1,731,832	1,426,819
TOTAL ASSETS	270,089,143	222,822,255

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

AT SEPTEMBER THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	3rd Quarter 2005	3rd Quarter 2004
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	43,029,154	26,408,948
Current portion of long-term loans	-	2,657,100
Commercial accounts payable	58,924,885	37,367,134
Other accounts payable	8,986,839	9,215,279
Dividends	575,315	448,277
Others	7,760,764	6,930,361
TOTAL CURRENT LIABILITIES	119,276,957	83,027,099
INCOME TAX PAYABLE		
Income tax payable	1,921,884	6,773,710
TOTAL INCOME TAX PAYABLE	1,921,884	6,773,710
LONG-TERM LIABILITY		
Severance benefits and Other reserves	14,167,053	12,010,377
Other liabilities	10,728,335	12,233,024
TOTAL LONG-TERM LIABILITIES	24,895,388	24,243,401
TOTAL LIABILITIES	146,094,229	114,044,210
SHAREHOLDER'S EQUITY	123,994,914	108,778,045
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	270,089,143	222,822,255

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND SEPTEMBER THE 30TH

FOR THE YEARS 2005 AND 2004

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2005	2004
OPERATING ACTIVITIES:		
Net earnings	42,415,552	61,689,565
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	(61,882)	196,798
Income from selling assets	-	(89,434)
Participation in results from non-consolidated affiliates	(642,716)	(82,617)
Depreciation and amortization	3,096,686	2,666,333
Provision for severance benefits	11,967,698	8,986,721
Provisions for investments	(5,000,000)	-
Changes in operating assets and liabilities	(16,598,166)	(30,540,426)
Deferred charges and other assets	(341,790)	(125,850)
Payment of severance benefits	(8,480,581)	(6,574,882)
Other long-term accounts payable	(215,624)	475,000
Other liabilities and deferred credits	-	(88,882)
Net cash provided for operating activities	26,139,177	36,512,326
INVESTMENT ACTIVITIES:		
Sales and withdrawals of properties and equipment,		

net	58,815	591,079
Additions to properties, plant and equipment, net	(8,793,433)	(5,946,395)
Net cash used in investment activities	(8,734,618)	(5,355,316)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	26,729,340	12,985,448
Cash dividends	(26,510,507)	(13,764,056)
Net cash provided for (used in) financing activities	218,833	(778,608)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	17,623,392	30,378,402
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	23,142,558	15,482,267
AT THE END OF PERIOD	40,765,950	45,860,669

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2005
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2004	11,470,047	1,095,795	91,953,614	104,519,456
Net income	-	-	42,415,552	42,415,552
Cash dividends	-	-	(22,940,094)	(22,940,094)
BALANCES AT SEPTEMBER 31, 2005	11,470,047	1,095,795	111,429,072	123,994,914

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2004
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2003	11,470,047	1,095,795	48,286,694	60,852,535
Net income	-	-	61,689,565	61,689,565
Cash dividends	-	-	(13,764,056)	(13,764,056)
BALANCES AT SEPTEMBER 30, 2004	11,470,047	1,095,795	96,212,203	108,778,044

Juan Antonio Lovera (signed) Illegible
Corporative Vice President of Finances

Maria Alejandra Maguhn (signed) Illegible.
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30,2005
STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2005
(Stated in thousand bolivars)

				Retained Earnings				
	Capital stock	Capital Updating	Accrued result from translation of foreign subsidiary	Updated Net Balance of retained earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Legal Reserve	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2004	22,940,094	131,468,761	(87,124)	265,195,890	15,440,884	53,859,221	136,751,741	625,569,467
Net income	-	-	-	-	-	23,313,231	-	23,313,231
Cash dividends	-	-	-	-	-	(24,770,537)	-	(24,770,537)
Result from holding non-monetary assets	-	-	-	-	-	-	1,316,995	1,316,995
BALANCES AT SEPTEMBER 30, 2005	22,940,094	131,468,761	(87,124)	265,195,890	15,440,884	52,401,915	138,068,736	625,429,156

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO SEPTEMBER 30, 2004
STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2005
(Stated in thousand bolivars)

				Retained Earnings				
	Capital stock	Capital Updating	Accrued result from translation of foreign subsidiary	Updated Net Balance of retained earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Legal Reserve	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2003	22,940,094	131,468,761	34,339	265,195,890	15,440,884	31,471,476	132,335,888	598,887,332
Net income	-	-	-	-	-	51,527,717	-	51,527,717
Cash dividends	-	-	-	-	-	(17,210,139)	-	(17,210,139)
Result from holding non-monetary assets	-	-	-	-	-	-	21,511,445	21,511,445
BALANCES AT SEPTEMBER 30, 2004	22,940,094	131,468,761	34,339	265,195,890	15,440,884	65,789,054	153,847,333	654,716,355

Juan Antonio Lovera (signed) Illegible
Corporative Vice President of Finances

Maria Alejandra Maguhn (signed) Illegible.
Corporate Comptroller

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Logotype of MANPA]

Caracas, October 13, 2005.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to issuance 2005-I of Commercial Papers at Bearer of Manufacturas de Papel C. A. (MANPA) S.A.C.A. for its approval and bearing of the corresponding seal as *Authorized Publicity by the National Securities and Exchange Commission*.

Should you have any further question please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 901. 2245

Fax 901.2317--

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

RECEIVED 2005 DEC 21 P 2:0 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2005-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of September 30, 2005 as per Resolution No.146-2005 for the amount of Bs.10,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on March 17, 2005 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 934 held on July 29, 2005.

On October 13, 2005 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on July 29, 2005 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.3,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, October 19, 2005	
MATURITY DATE: Caracas, February 16, 2006	**360-day basis**
TERM:	**120 days**
PAYMENT FASHION:	**Par value payable upon maturity**

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT based on bigger efforts

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A. [address and phone numbers]

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISISON.

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: ""National Securities and Exchange Commission 2005 October 17 PM 3:12. FILE RECEIVED."-----

[Logotype of MANPA]

Caracas, October 13, 2005.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to issuance 2005-I of Commercial Papers at Bearer of Manufacturas de Papel C. A. (MANPA) S.A.C.A. for its approval and bearing of the corresponding seal as *Authorized Publicity by the National Securities and Exchange Commission.*

Should you have any further question please do not hesitate to contact us.

Sincerely,

REPUBLICA DE VENEZUELA 4 INTERPRETE PUBLICO JUDITH X. HERNANDEZ

Leticia Level (signed) Illegible.
Corporate Planning Manager
llevel@manpa.com.ve
Phone 901. 2245
Fax 901.2317--

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2005-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of September 30, 2005 as per Resolution No.146-2005 for the amount of Bs.10,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on March 17, 2005 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 934 held on July 29, 2005.

On October 13, 2005 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on July 29, 2005 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.3,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal.

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, October 19, 2005	
MATURITY DATE: Caracas, February 16, 2006	**360-day basis**
TERM:	**120 days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT based on bigger efforts

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A. [address and phone numbers]

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION. ---

ACTIVITY REPORT

TRANSMISSION OK

TX/RX 8973

CONNECTION PHONE 7619325

CONNECTION ID CNV press

STARING TIME 18/10 10:15

TIME ELAPSED 01´42

PAGES 2

RESULT: OK

TO: LIC. NERY MORALES.

NATIONAL SECURITIES AND EXCHANGE COMMISSION.

FROM: MARINA FIORAVANTI.

MANPA

ATTACHED PLEASE FIND PRESS AD INCLUDING TERM OF PLACEMENT.

THANK YOU FOR YOUR COOPERATION.

MARINA FIORAVANTI

901.2329 --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 30th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of Manpa]

Caracas, October 13, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Attached hereto please find one (1) original and three (3) copies of the contracts detailed herein below:

1. Placement Agent Contract entered into MANPA and Valores Vencred.
2. Custody Agent Contract entered into MANPA and Venezolano de Credito, S.A., Banco Universal.
3. Common Representative Contract of Holders of Commercial Papers entered into Manpa and Venezolano de Credito, S.A., Banco Universal.

Should you have any further question please do not hesitate to contact us,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

Phone 901. 2245

RECEIVED
2005 DEC 21 P 2:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Fax 901.2317--

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MÁNPA), S.A.C.A**., a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Finance Corporate Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of its principal as of July 29, 2005 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6-A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by MARIA EUGENIA GAMEZ AZPURUA, bearer of Identity Card No.5566177 dully authorized by the Directors Committee as of June 30, 2005 who hereinafter will be known as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amount to **TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00)** that **THE ISSUER** will issue. The present Issuance was

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

approved by the General Shareholders' Meeting held on March 17, 2005 and with the decision of the Board of Directors in meeting dated July 29, 2005 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.146-2005 dated September 30, 2005 with the obligation by VENEZOLANO DE CRÉDITO, S.A., Banco Universal to return them to THE ISSUER when each of them are due.

SECOND:

THE ISSUER appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as **CUSTODY AGENT** of the Sole Bonds and/or macro bonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **THE CUSTODY AGENT** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

THE CUSTODY AGENT will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the **Placement Agent or Agents**. The Negotiable Custody Certificates shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

THE ISSUER backs the authenticity of the Sole Bonds and/or macrobonds delivered to the **CUSTODY AGENT** and it is hereby expressly understood that **THE ISSUER** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital

stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the **CUSTODY AGENT** delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal**, acting as Custody Agent of the series comprising Issuance of Commercial Papers does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **THE ISSUER** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal,** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE CUSTODY AGENT** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.

b) **THE CUSTODY AGENT** should have received the original instructions by the Placement Agents appointed by THE ISSUER, prior comprised by this latter.

FIFTH:

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

THE BANK will receive for its services as Custody Agent the amount of **FIVE HUNDRED FIFTY THOUSAND BOLIVARS (Bs.550,000.00)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-

0030-91-0300001963 maintained by **THE ISSUER** at VENEZOLANO DE CRÉDITO, S.A., Banco Universal; therefore, **THE ISSUER** does hereby authorize **THE CUSTODY AGENT** to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to the Venezuelan capital market, published in Official Gazette No.36.411 as of March 11, 1998 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified as follows:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at [DATE] 2004. ---

Translator's Note:

At the bottom margin of this last folio there are two Bolivar fiscal stamps. Next, there is the following authentication: "BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Thirteenth (13th) day of October of TWO THOUSAND FIVE (2005). Historical years 195 and 146. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 324953 as of 10/11/2005. Its grantor being present he said to be named **JUAN ANTONIO LOVERA V.** and **MARIA EUGENIA GAMEZ AZPURUA**, both of legal age, domiciled in Caracas, Venezuelan citizens, married, and single, bearers of Identity Card Nos. V-5534882, and V-5566177, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **PEDRO MEDINA** and **GUILLERMO FERNANDEZ**, bearers of Identity Cards numbers V-11007888 and V-14742603, respectively, and registered under No. 08, Volume 190 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw: 1) The Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL, registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the government of the Federal District as of 6/6/1925, No.3262, changed into "Banco

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Universal", changed its company name and fully amended its By-laws as evidenced by written document registered with the First Commercial registry of the Judicial Circuit of the Capital District and Miranda State as of 1/24/2002 under No.11, Volume 6-A-Pro, published in "Diario La Religión" as of 3/7/2002; 2) Authorization by the Executive Committee as of 6/30/2005 evidencing the powers granted to MARIA EUGENIA GAMEZ AZPURUA to make this granting; 3) The Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State as of July 14, 1999, under No.35, volume 141-A-Pro; Minutes of the Board of Directors dated 7/29/2005 evidencing the powers granted to JUAN ANTONIO LOVERA V., in his capacity as FINANCE CORPORATE VICE-PRESIDENT, to make this granting. For this act the Notary moved and established in: EDIFICIO BANCO VENEZOLANO DE CREDITO, PISO 1 AV. ALAMENDA, SAN BERNARDINO, as of today at 12:00 p.m. upon request of the party concerned. The document was drawn up by GUILLERMO FERNANDEZ, I.D. Card No.V-14742603, Clerk I, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Sandra Romero de Navas (signed) Illegible.

Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer. (signed) Illegible " --

COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35,

Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of his principal as of July 29, 2005 that hereinafter will be referred to as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, changed into Banco Universal, its business name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by MARIA EUGENIA GAMEZ AZPURUA, bearer of Identity Card No.5566177, dully authorized by the Executive Committee as of June 30, 2005 that hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on March 17th, 2005 and upon decision of the Board of Directors in its meeting No.934 dated July 29, 2005 approved issuing Commercial Papers at Bearer amounting to up to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00), which are identified as Issuance 2005-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.146-2005 dated September 30, 2005 approved the aforementioned issuance.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER**, in meeting held on March 17, 2005 agreed to appoint VENEZOLANO DE CREDITO, S.A., Banco Universal as Common

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Representative of Holders of Papers of each of the series issued from the date of executing the present contract and based on authorization No. 146-2005 granted by the National Securities and Exchange Commission

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about the situation.

FOURTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: PAYMENT OF SERVICES

THE BANK will receive up to a maximum amount of SIX HUNDRED SIXTY THOUSAND BOLIVARS (Bs.660,000.00) monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first monthly payment at the beginning of the Public Offer of the first series of this issuance

and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: EXPENSES

All the expenses incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No. 0104-0030-91-0300001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH:

In case **THE ISSUER,** *prior fully paying off its obligations before the holders of* commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interests **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.36411 as of March 11, 1998.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of

Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

TENTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special and exclusive domicile, excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. --

Translator's Note:

Next, there is the following authentication: "BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Thirteenth (13th) day of October of TWO THOUSAND FIVE (2005). Historical years 195 and 146. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 324954 as of 10/11/2005. Its grantor being present he said to be named

JUAN ANTONIO LOVERA V., Finance Corporate Vice-President of MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA) S.A.C.A., and **MARIA EUGENIA GAMEZ AZPURUA, representative of VENEZOLANO DE CRÉDITO, S.A., BANCO UNIVERSAL,** both of legal age, domiciled in Caracas, Venezuelan citizens, married, and single, bearers of Identity Card Nos. V-5534882, and V-5566177, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **ANDRYRMA MATA** and **GUILLERMO FERNANDEZ**, bearers of Identity Cards numbers V-8943435 and V-14742603, respectively, and registered under No. 08, Volume 190 of the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw: 1) The Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State as of July 14, 1999, under No.35, volume 141-A-Pro, and Minutes of the Board of Directors of the aforementioned company dated 7/29/2005; 2) The Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL, registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 its last amendment registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of 01/24/2002 under No. 11, Volume 6-A-Pro, and Minutes of the Executive Director as of 06/30/2005. For this act the Notary moved and established in: EDIFICIO VENEZOLANO DE CREDITO, PISO 1 AV. ALAMENDA, SAN BERNARDINO, as of

today at 12:00 p.m. upon request of the party concerned. The document was drawn up by GUILLERMO FERNANDEZ, I.D. Card No.V-14742603, Clerk I, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Sandra Romero de Navas (signed) Illegible.

Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer. (signed) Illegible " At the bottom margin of this folio there is a wet seal that reads as follows: "The fiscal stamps corresponding to this copy were rendered void in the original pursuant to the provisions set forth in the Fiscal Stamp Law, Chapter III, Article 35."————————————————————————————

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were registered with the Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, represented in this act by **JUAN ANTONIO LOVERA V.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully authorized thereon as evidenced in meeting No.934 of the Board of Directors as of July 29, 2005 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VALORES VENCRED CASA DE BOLSA, S.A.** a company domiciled in the city of Caracas and registered with the Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, as of November 18, 1985 under No.2, Volume 39-A-PRO, represented in this act by Mrs. Ysis Vivas Marquez and Mr. Gerónimo Paolini, both Venezuelans, of legal age, domiciled in the city of Caracas and bearers of Identity Cards Nos.5312418 and 5314601, respectively,

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MCRA

14

proceeding in this act in their capacity as company Directors fully empowered for this act by the Board of Directors of VALORES VENCRED CASA DE BOLSA, S.A. in its meeting held on October 5, 2005 that hereinafter and for the purposes of this contract will be known as **"THE PLACEMENT AGENT"**, have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held on March 17th, 2005 approved issuing commercial papers amounting to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00). In this regard, the Board of Directors in its meeting No.934 dated July 29, 2005 in use of its powers vested upon it by the General Shareholder's Meeting, set an amount of issuance of Commercial Papers up to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of September 30, 2005 under Resolution No.146-2005.

SECOND: EFFECTIVENESS

This contract will be effective from its date of execution and will be in effect until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of September 30, 2005, under Resolution No. 146-2005, have been paid.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSUER does hereby authorize and empower **VALORES VENCRED, Casa de Bolsa, S.A.** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying, based on bigger efforts or any other fashion, that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards to Prevent, Control and Taxation Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market** set forth by the National Securities and Exchange Commission and published in Official Gazette No.36.411 as of March 11, 1998 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, pursuant to the provisions of Article 3 and 4 of the aforementioned standards and shall be available to **THE ISSUER** once the placement term is finished, if so required.

THE PLACEMENT AGENT will be exempted from keeping this record when the issuer directly makes primary placement of any series, and shall be on account of **THE ISSUER** the obligation to keep a record of any individual and body corporate acquiring the series of commercial papers related to the present issuance, as established by the **Standards to Prevent, Control and Taxation Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market.**.

FOURTH: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the **STANDARDS FOR PREVENTION, CONTROL AND TAXATION OF OPERATIONS FOR LEGITIMIZING CAPITAL APPLICABLE TO VENEZUELAN CAPITAL MARKETS**, established by the National Securities and Exchange Commissions and published in Official Gazette No.36.411 as of March 11, 1998.

FIFTH: FORMALITIES AND ISSUER EXPENSES

1. The parties expressly agreed that the authorization request to public offer of the aforementioned issuance will be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

SIXTH: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the "Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER** that will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. Upon carrying out the sale, **THE PLACEMENT AGENT** shall deliver each investor a cash receipt that will be exchanged by a negotiable custody certificate issued by **THE ISSUER** in its capacity as Custodian of the Sole Bond comprising each series.

SEVENTH: DISTRIBUTION, TERM AND FASHION

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit slips, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing such funds in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

EIGHT: COMMISSIONS

THE PLACEMENT AGENT will receive, pursuant to the present contract, a commission of **0.70%** yearly in the case of **body corporate** investors and **1.50%** yearly in case of

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MCRA 17

individual investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to fourteen percent **(14%)**, once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Official Gazette of the Bolivarian Republic of Venezuela No. 38263, dated September the 1st, 2005. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

NINTH: INDEMNITY

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

TENTH: ARBITRATION AND DOMICILE

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Both parties choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

The addresses for notices the parties are as follows:

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito.

THE PLACEMENT AGENT. Av. Alameda Edif. Banco Venezolano de Crédito, Piso 1. Administrative Vice-presidency, Urb. San Bernardino.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.------------------------------

Translator's Note:

At the bottom margin of this last folio there are two Bolivar fiscal stamps. Next, there is the following authentication: "BOLIVARIAN REPUBLIC OF VENEZUELA. MINISTRY OF THE INTERIOR AND JUSTICE. CARACAS METROPOLITAN DISTRICT. SANDRA ROMERO DE NAVAS. NINTH PUBLIC NOTARY OFFICE OF LIBERTADOR MUNICIPALITY OF CAPITAL DISTRICT, Caracas, on the Thirteenth (13th) day of October of TWO THOUSAND FIVE (2005). Historical years 195 and 146. The foregoing document was drawn up by lawyer NELLY GONZÁLEZ DÍAZ., registered with Inpreabogado under No. 31291, was presented for its authentication and return as per form No. 324953 as of 10/11/2005. Its grantor being present he said to be named **JUAN ANTONIO LOVERA** and **MARIA EUGENIA GAMEZ AZPURUA**, both of legal age, domiciled in Caracas, Venezuelan citizens, married, and single, bearers of Identity Card Nos. V-5534882, and V-5566177, respectively. Having the original document been read and compared against its copies, these latter and the original being signed in the presence of the Notary Public, the grantor declared that: **"ITS CONTENT IS TRUE AND THE SIGNATURES AT THE BOTTOM OF THE INSTRUMENT ARE OURS."** Therefore, the Notary Public does hereby make known that she informed the parties about the content, nature, scope and legal consequences of the act granted pursuant to Ordinal 2nd, Article 78 of the Law of Registry and Notary Public Offices, in virtue thereof she declared the document legally authenticated in the presence of witness **PEDRO MEDINA** and **GUILLERMO FERNANDEZ**, bearers of Identity Cards numbers V-11007888 and V-14742603, respectively, and registered under No. 08, Volume 190 of

the Authentication Books kept by this Notary Office. The undersigned Notary does hereby make known that she personally saw: 1) The Articles of Incorporation-By-Laws of VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL, registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the government of the Federal District as of 6/6/1925, No.3262, changed into "Banco Universal", changed its company name and fully amended its By-laws as evidenced by written document registered with the First Commercial registry of the Judicial Circuit of the Capital District and Miranda State as of 1/24/2002 under No.11, Volume 6-A-Pro, published in "Diario La Religión" as of 3/7/2002; 2) Authorization by the Executive Committee as of 6/30/2005 evidencing the powers granted to MARIA EUGENIA GAMEZ AZPURUA to make this granting; 3) The Articles of Incorporation-By-Laws of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on 3/31/1950 under No. 379, Volume 1-B, which last amendment was made before the First Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State as of July 14, 1999, under No.35, volume 141-A-Pro; 4) Minutes of the Board of Directors dated 7/29/2005 evidencing the powers granted to JUAN ANTONIO LOVERA V., in his capacity as FINANCE CORPORATE VICE-PRESIDENT, to make this granting. For this act the Notary moved and established in: EDIFICIO BANCO VENEZOLANO DE CREDITO, PISO 1 AV. ALAMENDA, SAN BERNARDINO, as of today at 12:00 p.m. upon request of the party concerned. The document was drawn up by GUILLERMO FERNANDEZ, I.D. Card No.V-14742603, Clerk I, an authorized officer pursuant to Article 29 of the Regulations of Notary Public Offices.

THE NOTARY PUBLIC

Lawyer Sandra Romero de Navas (signed) Illegible.

Ninth Notary of Libertador Municipality of the Capital District.

THE GRANTORS (signed) Illegible.

THE WITNESSES (signed) Illegible.

The authorized officer. (signed) Illegible " ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS. NOTARIA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas. Trece (13) de Octubre del dos mil cinco (2005). 195° y 146°. El anterior documento redactado por el Abogado: **NELLY GONZALEZ DIAZ**. Inscrito en el Inpreabogado bajo el No.**31.291**, fue presentado para su **AUTENTICACION** y devolución según Planilla No: **324953**, de fecha: 11-10-2005. Presentes sus Otorgantes dijeron llamarse: **JUAN ANTONIO LOVERA y MARIA EUGENIA GAMEZ AZPURUA**, mayores de edad, domiciliados en: **CARACAS**, de Nacionalidad: **VENEZOLANA**, de estado civil: Casado y Soltera Titulares de las Cédulas de Identidad Nos: **V-5.534.882 y V-5.566.177**, Respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".** La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el Ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los Testigos: **PEDRO MEDINA** y **GUILLERMO FERNANDEZ**, titulares de las Cédulas de Identidad Nos: **V-11.007.888** y V- **14.742.603**, quedando anotado bajo el No. **08**, Tomo: **190**, de los libros Autenticaciones llevados por ésta Notaria. La Notario hace constar que tuvo a la vista: **1)** Documento Constitutivo Estatutario de **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** inscrito por ante el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Dtto. Federal, fecha 04-06-1925, bajo el N° 204, publicado en Gaceta Municipal del Gobierno del Dtto. Federal, de fecha 06-06-1925, No. 3.262, transformado en Banco Universal, cambiada su denominación Social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha: 24-01-2002, bajo el No. 11, tomo 6-A-Pro., publicado en el Diario La Religión, el 07-03-2002. **2)** Autorización del Comité Directivo de fecha 30-06-2005, en la cual se evidencian las facultades de **MARIA EUGENIA GAMEZ AZPURUA,** para realizar el presente otorgamiento. **3)** Documento Constitutivo Estatutario de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** inscrito por ante el Registro de Comercio que llevaba el Juzgado de Primera Instancia del Dtto. Federal, fecha 31-3-1950 bajo el N° 379, Tomo 1-B, siendo su ultima modificación por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, en fecha 14 de Julio de 1999, bajo el N° 35, Tomo 141-A-PRO. **4)**

Acta de Junta Directiva de fecha: 29-07-2005, en la cual se evidencian las facultades de **JUAN ANTONIO LOVERA V**, en su carácter de: **VICEPRESIDENTE CORPORATIVO DE FINANZAS**, para realizar el presente otorgamiento. Para este acto la Notaría se trasladó y constituyó en: **EDIFICIO BANCO VENEZOLANO DE CREDITO, PISO 1 AV. ALAMEDA, SAN BERNARDINO**, hoy a las: 12 PM, a petición de parte interesada, realizado por: **GUILLERMO FERNANDEZ**, C.I. Nº: **V-14.742.603**, escribiente: **I**, Funcionario autorizado de conformidad con el Artículo 29 del Reglamento de Notarías Públicas.

LA NOTARIO PÚBLICO.-

Dra. Sandra Romero de Navas
NOTARIO PUBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.-

LOS TESTIGOS.

EL FUNCIONARIO AUTORIZADO.

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

Entre, **MANUFACTURAS DE PAPEL, COMPAÑIA ANONIMA (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del distrito federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda (hoy Distrito Capital), el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 29 de Julio de 2.005, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL**, domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados integramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002 , bajo el No. 11 , Tomo 6-APRO, publicado en el Diario La Religión, el 07 de Marzo de 2.002 , , representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA** , titular de la Cédula de Identidad No. 5.566.177 , debidamente autorizado por el Comité Directivo de fecha 30 de junio de 2.005 , quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea Ordinaria de Accionistas celebrada en Caracas el día 17 de Marzo de 2005, y decisión de la Junta Directiva en su reunión No. 934 de fecha 29 de Julio de 2005, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00), la cual está identificada como Emisión 2005-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La

V.P. LEGAL

referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución N° 146-2005 de fecha 30 de Septiembre de 2005

SEGUNDA: DESIGNACION

La Asamblea Ordinaria de Accionistas de **"EL EMISOR"**, en sesión de fecha 17 de Marzo de 2005, acordó designar al **VENEZOLANO DE CREDITO, S.A. Banco Universal**, como Representante Común de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de Valores N° **146-2005.**

TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común de los Tenedores de Papeles Comerciales, tendrá todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en sus funciones hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir Papeles Comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales, deberá convocar a una asamblea de tenedores de papeles comerciales, a fin de informar a los mismos de la situación.

CUARTA: DEBERES DEL EMISOR

"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo, **"EL BANCO"** podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que

pretenda contratar.

QUINTA: PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, la cantidad de SEISCIENTOS SESENTA MIL BOLIVARES (Bs. 660.000,00) mensuales, pagadera la primera mensualidad en el momento del inicio de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEPTIMA: :

En el caso de que el **"EL EMISOR"** , previamente a la cancelación total de sus obligaciones frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales, a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso su condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES.

"EL BANCO" procediendo en su carácter de Representante Común de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las

"Normas sobre la Prevención, Control y Fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de marzo de 1.998.

NOVENA: A todos los efectos queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

DECIMA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificada a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. :

Av. Francisco de Miranda, Torre Country Club, Piso 11, Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL:

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas. Trece (13) *de* Octubre *del año dos mil Cinco (2.005). 195° y 146°. El anterior documento redactado por la Abogado:* ***NELLY GONZALEZ DIAZ,*** *inscrita en el Inpreabogado bajo el No:* ***31291,*** *fue presentado para su* ***AUTENTICACIÓN*** *y devolución según planilla No:* ***324954,*** *de fecha:* ***11-10-2005.*** *Presentes sus Otorgantes dijeron llamarse:* ***JUAN ANTONIO LOVERA Vicepresidente Corporativo de Finanzas MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A.; y MARIA EUGENIA GAMEZ AZPURUA Representante del VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,*** *Mayores de edad, domiciliados en:* ***CARACAS,*** *de Nacionalidad:* ***VENEZOLANA,*** *de estado civil:* Casado y Soltera*, titulares de las Cédulas de Identidad Nos.* V-5.534.882 y V-5.566.177 *respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron:* ***"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO".*** *La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2° del Artículo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos:* ***ANDRYRMA MATA y GUILLERMO FERNANDEZ,*** *titulares de las cédulas de identidad Nos:* ***V-8.943.435*** *y* ***V-14.742.603****, respectivamente, quedando anotado bajo el No.* ***09****, Tomo* ***190*** *de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista:* **1)** *Inscripción de la empresa mercantil* ***MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A.****, realizada por ante el Juzgado de Primera Instancia del Distrito Federal en fecha 31-03-1950, bajo el No. 379, Tomo 1-B, y su última modificación inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha 14-07-1999, bajo el No. 35, Tomo 141-A-Pro.; y Acta de Junta Directiva de la mencionada empresa de fecha 29-07-2005.* **2)** *Inscripción de* ***VENEZOLANO DE CREDITO, S.A., BANCO UNIERSAL,*** *realizada por ante Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, en fecha 04-06-1925, bajo el No. 204; ultima modificación inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, en fecha 24-01-2002, bajo el No. 11, Tomo 6-A-Pro.; y Acta de Comité Directivo de fecha 30-06-2005. Para este acto la Notaría se trasladó y constituyó en:* ***Edificio Venezolano de Crédito, Piso 1, Av. Alameda, San Bernardino,***

hoy a las: 12 PM, a petición de parte interesada. Realizado por: **GUILLERMO FERNANDEZ,** C.I. No. **V-14.742.603,** Escribiente I de esta Notaría, funcionario autorizado conforme a lo establecido en el Art. 29 del Reglamento de Notarías Públicas.-

LA NOTARIO PUBLICO.-

Dra. Sandra Romero de Navas
NOTARIO PUBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES.

1. ______

2. ______

LOS TESTIGOS.

1. ______

2. ______

FUNCIONARIO AUTORIZADO.-

Los Timbres Fiscales correspondientes al presente Duplicado, Fueron Inutilizados en el Original de conformidad con lo establecido en la Ley de Timbre Fiscal, Capítulo III, Artículo 35.-

República Bolivariana De Venezuela
11-10-05
324952
13-10-05

Nelly González Díaz
Abogado
Inpre-Abogado No. 31791

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda (hoy Distrito Capital), el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 934 del 29 de julio de 2.005, que en lo sucesivo se denominará **" EL EMISOR "**, por una parte y por la otra **VALORES VENCRED CASA DE BOLSA, S.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita por ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha 18 de Noviembre de 1.985, bajo el N° 2, Tomo 39-A PRO, representada en este acto por la Sra. **Ysis Vivas Marquez y el Sr. Gerónimo Paolini**, venezolanos, mayores de edad, domiciliados en la ciudad de Caracas y titulares de la cédula de identidad N° 5.312.418 y 5.314.601 respectivamente, procediendo en su carácter de Directores de la Sociedad facultados plenamente para este acto por la Junta Directiva de VALORES VENCRED CASA DE BOLSA, S.A., en su reunión celebrada el día 05 de Octubre de 2005, quien en lo adelante, y a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION"; ** se ha convenido celebrar el presente contrato de colocación, que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de "**EL EMISOR**" celebrada el 17 de Marzo de 2005, autorizó la emisión de papeles comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). En este sentido, la Junta Directiva en su reunión No. 934 de fecha 29 de Julio de 2005, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta DIEZ MIL MILLONES DE BOLIVARES (BS. 10.000.000.000,00), cuyas características serán especificadas en la emisión de

cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día 30 de Septiembre de 2005 bajo la Resolución No. 146-2005

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día 30 de septiembre de 2005, bajo la Resolución No. 146-2005.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a **VALORES VENCRED, Casa de Bolsa, S.A..** para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano,** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998, **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, de conformidad a lo establecido en los Artículos 3 y 4 de las mencionadas normas y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR",** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las

Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas en las **Normas sobre la Prevención, Control y Fiscalización de la Operaciones de Legitimación de Capitales en el Mercado de Capitales Venezolano** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.
3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa

correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre **"EL AGENTE DE COLOCACION"** con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"** los fondos recaudados por sus ventas y enviarán a **"EL AGENTE DE COLOCACION"** conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a **"EL EMISOR"** el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto, **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION".**

OCTAVA: Comisiones

"EL AGENTE DE COLOCACION" percibirá por los servicios prestados conforme al presente contrato, una comisión de **0.70%** en caso de inversionistas **personas jurídicas** y de **1.50%** en caso de inversionistas **personas naturales**, por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al catorce por ciento (14,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL**

AGENTE DE COLOCACION" de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 38.263, de fecha primero (1°) de septiembre de 2.005. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION"**, se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION"**, por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"** relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL AGENTE DE COLOCACION"** por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

"EL EMISOR": Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

"EL AGENTE DE COLOCACION": Av. Alameda Edif. Banco Venezolano de Crédito, Piso 1. Vicepresidencia Administrativa. Urb. San Bernardino.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

REPÚBLICA BOLIVARIANA DE VENEZUELA. MINISTERIO DEL INTERIOR Y JUSTICIA. DISTRITO METROPOLITANO DE CARACAS. SANDRA ROMERO DE NAVAS. NOTARÍA PÚBLICA NOVENA DEL MUNICIPIO LIBERTADOR DEL DISTRITO CAPITAL, Caracas. Trece (13) de Octubre del año dos mil Cinco (2.005). 195° y 146°. El anterior documento redactado por el abogado: NELLY GONZALÑEZ DÍAZ, Inscrito en el Inpreabogado bajo el No: 31291, fue presentado para su AUTENTICACIÓN y devolución según planilla No 324952, de fecha: 11-10-2005.- Presentes sus Otorgantes dijeron llamarse: JUAN ANTONIO LOVERA V, YSIS VIVAS MARQUEZ y GERÓNIMO PAOLINI, mayores de edad, domiciliados en: CARACAS, de Nacionalidad: VENEZOLANA, de estado civil: Casado y Solteros, y titulares de las Cédulas de Identidad Nos. V-5.534.882, V-5.312.418 y V-5.314.601, respectivamente. Leído el documento y confrontado con sus fotocopias, firmado en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: **"SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO"**. La Notario hace constar que informó a las partes del contenido, naturaleza, trascendencia y consecuencias legales del acto otorgado en conformidad con el ordinal 2° del Articulo 78 de la Ley de Registro y del Notariado, en tal virtud lo declara legalmente autenticado en presencia de los testigos: **EDITH GIMENEZ** y **GUILLERMO FERNANDEZ**, titulares de las cédulas de identidad Nos **V-9.120.813** y **V-14.742.603**, respectivamente, quedando anotado bajo el N° **7**, Tomo: **190**, de los libros de Autenticaciones llevados por ésta Notaría. La Notario que suscribe hace constar que tuvo a la vista: **1)** Documento Constitutivo Estatutario de: **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, inscrito por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda, el 31-3-1950 bajo el N° 379, Tomo 1-B, cuya última modificación fue inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Dtto. Federal (hoy Capital) y Edo. Miranda en fecha 14-07-1999, bajo el N° 35 Tomo 141-A Pro y Acta de Junta Directiva N° 934, de fecha: 29-07-2005, Documento en el cual se evidencian las facultades de: **JUAN ANTONIO LOVERA V.**, en su carácter **Vicepresidente Corporativo de Finanzas**, de dicha compañía para realizar el presente otorgamiento. **2)** Documento Constitutivo Estatutario de: **VALORES VENDRED CASA DE BOLSA, S.A.**, inscrito por ante el Registro Mercantil, de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha: 18-11-1985 , bajo el N°: 2, Tomo: 39-A PRO, Documento en el cual se evidencian las facultades de: **YSIS VIVAS MARQUEZ** y **GERÓNIMO PAOLINI**, en su carácter de: **DIRECTORES**, de dicha compañía para realizar el presente otorgamiento.- Para este acto la Notaría se trasladó y constituyó en la Sede de: **EDF. BANCO VENEZOLANO DE CREDITO, PISO 1, AV. ALAMEDA SAN BERNARDINO**, a petición de parte interesada, realizado por: **GUILLERMO FERNANDEZ**, C.I. N°: **V-14.742.603**, Escribiente: I, Funcionario autorizado de conformidad con el Articulo 29 del Reglamento de Notarías Públicas.

LA NOTARIO.-

Dra. Sandra Romero de Navas
NOTARIO PUBLICO NOVENO
DEL MUNICIPIO LIBERTADOR
DEL DTTO. CAPITAL

LOS OTORGANTES

LOS TESTIGOS

EL FUNCIONARIO AUTORIZADO

Los Timbres Fiscales correspondientes al presente Duplicado, Fueron inutilizados en el Original de conformidad con lo establecido en la Ley de Timbre Fiscal, Capítulo III, Artículo 35.

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Continuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050,
Apartado Postal 2046 Caracas 1010. A Ven
Teléfono (02) 9012311

2005 OCT 14 P 12:01
ARCHIVO RECIBIDO

Caracas 13 de octubre de 2005.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: REGISTRO NACIONAL DE VALORES

Anexo a la presente un (1) original y tres (3) copias de los contratos que a continuación se detallan:

1. Contrato de Agente de Colocación de Papeles Comerciales suscrito entre MANPA y Valores Vencred.

2. Contrato de Agente Custodio suscrito entre MANPA y Venezolano de Credito , S.A, Banco Universal.

3. Contrato de Representante Comun de los Tenedores de Papeles Comerciales suscrito entre MANPA y Venezolano de Credito , S.A, Banco Universal.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Telefono: 901 22 45
Fax: 901 23 17

Nelly González Díaz
Abogado
Inpre: Abogado No. 31291

8/190

CONTRATO DE AGENTE CUSTODIO

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda (hoy Distrito Capital), el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 29 de Julio de 2005, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal."**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6-APro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por MARIA EUGENIA GAMEZ AZPURUA, , titular de la Cédula de Identidad No. 5.566.177 , debidamente autorizada por el Comité Directivo de fecha 30 de JUNIO de 2.005 , quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o Macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que por un monto de **DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00)**, emitirá **"EL EMISOR"**. La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 17 de Marzo de 2.005, y con lo decidido por la Junta Directiva en

V.P. LEGAL 11.10.05

sesión de fecha 29 de Julio de 2.005, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° 146-2005 de fecha 30 de Septiembre de 2005, con la obligación del **VENEZOLANO DE CREDITO, S.A., Banco Universal**, de devolverlos a **"EL EMISOR"**, al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa al **VENEZOLANO DE CREDITO, S.A., Banco Universal** como **AGENTE CUSTODIO** de los Títulos Únicos y/o Macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza al **VENEZOLANO DE CREDITO, S.A., Banco Universal** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del Macrotítulo de papeles comerciales. Para la impresión, por parte del **AGENTE CUSTODIO,** de los certificados de custodia, deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR",** donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **AGENTE CUSTODIO** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **EL EMISOR**, el Título Único y/o Macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a) Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el Macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

TERCERA:

EL EMISOR responde de la autenticidad de los Títulos Únicos y/o Macrotítulos entregados al **AGENTE CUSTODIO** y queda expresamente entendido que **EL EMISOR** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dichos papeles contenidos en el Título Único y/o Macrotítulo, desde el mismo momento en que el **AGENTE CUSTODIO**, les haga entrega de los Certificados de

Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** actuando como Agente Custodio de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, en su carácter de Agente Custodio, no garantiza a los tenedores de los Papeles Comerciales o a los tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL AGENTE CUSTODIO"** de realizar, por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL AGENTE CUSTODIO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.
b) **"EL AGENTE CUSTODIO "** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por EL EMISOR, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL AGENTE CUSTODIO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como Agente Custodio la cantidad de **QUINIENTOS CINCUENTA MIL MIL BOLIVARES (Bs. 550.000,00)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta

V.P. LEGAL

corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el VENEZOLANO DE CREDITO, S.A. Banco Universal, para lo cual **"EL EMISOR"** autoriza a **"EL AGENTE CUSTODIO"**, para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Único y/o Macrotítulos de la última serie que integre la emisión identificada en este contrato, sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano" publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1.998, será por cuenta de **EL EMISOR** la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

EL AGENTE CUSTODIO:

VENEZOLANO DE CREDITO, S.A., Banco Universal.

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

V.P. LEGAL

TIMBRE FISCAL

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 11, 2005.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Attached hereto please find one (1) copy of qualification review of Issuance 2004-I of Manufacturas de Papel, C.A. (MANPA) S.A.CA. by risk qualifiers: "Clave, Sociedad Calificadora de Riesgo, C.A." and "Clasificadores Asociados S&S, C.A. Sociedad Calificadora de Riesgo".

Likewise, we are sending copies of the newspaper ad dated October 11, 2005 in which qualification review of MANPA issuance 2004-I is issued.

Should you have any further question please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 901. 2245

Fax 901.2317---

[Logotype of CLAVE, Sociedad Calificadora de Riesgo, C.A.]

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contact: Otto Rivero (0212) 905.6383

Risk Classification Report.

Periodical revision. Caracas, October 2005

Issuer: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers. Issuance No. 2004-I Amount: Bs. 5 BILLION Term: From 15 to 360 days. Initial classification: A, A1. October 2004.

Definition of A1 Sub-Category of A Category: "It refers to instruments that have a minimum investment risk, provided that it shows an excellent payment capacity of both capital and interests, in the conditions and terms agreed upon. At the opinion of the qualifier, there will be no possibility that foreseen changes in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, increase the risk of the instrument under consideration."

The Qualifying Board of CLAVE Sociedad Calificadora de Riesgo, C.A. in its meeting held on October 5, 2005 after reviewing environment and financial results of Issuer at closure of the fiscal year 2004 and first semester of 2005, and taking into account:

- Manpa has increased its operating margin, showing a solid 18.7% at closure of 2004 (12.1% at closure of the first semester of AF05). The Issuer has focused on the paper business (disinvesting in the electric and forest sector) and has carried out important cost-reduction programs.
- The Issuer has progressively reduced its financial debt using the funds produced by the operations and disinvestments. The coverage of interests is very loose (31 times during the first semester of 2005). The drop in the local interest rates will continue favoring debt service that is fully contracted in bolivars.
- Manpa holds a high proportion of current assets in cash in order to face difficult times for the industry. At 6/30/05 the cash and cash equivalents covers the financial debt.

It was agreed to keep the initial classification, Category "A", Sub-Category "A-1" for the Commercial Papers Issuance No. 2004-I

Selected Indexes and Figures	June 05	Dec. 04	Dec. 03	Dec. 02	Dec. 01
Operating margin	12.1%	18.7%	22.9%	12.4%	14.0%
Net margin	8.2%	11.3%	7.5%	1.0%	3.0%
EBITDA/ Net interests	30.93	34.50	17.88	4.72	5.72
Total Liabilities / Shareholder's Equity + Minority Interests	0.20	0.16	0.19	0.24	0.21
Cash and cash equivalents/ Short-term financial debt	1.18	1.27	0.85	0.57	0.59
Net financial debt (constant Bs. of June 2005)	-4,981	-7,994	1,581	8,017	25,226
Liquidity (current assets/ current liabilities)	1.71	2.08	1.75	1.39	1.97
Acid test	1.13	1.54	1.10	0.87	1.39

For the Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A.

Otto Rivero (signed) Illegible.

Cesar Mnedoza (signed) Illegible.

Sarino Russo. (signed) Illegible.

WARNING: The present report does neither imply a recommendation to purchase, sell, maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

Newspaper: EL UNIVERSAL , Tuesday October 11, 2005/ 2-5 ---------------------------------

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contact: Otto Rivero (0212) 905.6383

Risk Classification Report.

Periodical revision. Caracas, October 2005

Issuer: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers. Issuance No. 2004-I Amount: Bs. 5 BILLION Term: From 15 to 360 days. Initial classification: A, A1. October 2004.

Definition of A1 Sub-Category of A Category: "It refers to instruments that have a minimum investment risk, provided that it shows an excellent payment capacity of both capital and interests, in the conditions and terms agreed upon. At the opinion of the qualifier, there will be no possibility that foreseen changes in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, increase the risk of the instrument under consideration."

The Qualifying Board of CLAVE Sociedad Calificadora de Riesgo, C.A. in its meeting held on October 5, 2005 after reviewing environment and financial results of Issuer at closure of the fiscal year 2004 and first semester of 2005, and taking into account:

- Manpa has increased its operating margin, showing a solid 18.7% at closure of 2004 (12.1% at closure of the first semester of AF05). The Issuer has focused on the paper business (disinvesting in the electric and forest sector) and has carried out important cost-reduction programs.
- The Issuer has progressively reduced its financial debt using the funds produced by the operations and disinvestments. The coverage of interests is very loose (31 times during the first semester of 2005). The drop in the local interest rates will continue favoring debt service that is fully contracted in bolivars.
- Manpa holds a high proportion of current assets in cash in order to face difficult times for the industry. At 6/30/05 the cash and cash equivalents covers the financial debt.

It was agreed to keep the initial classification, Category "A", Sub-Category "A-1" for the Commercial Papers Issuance No. 2004-I

Selected Indexes and Figures	June 05	Dec. 04	Dec. 03	Dec. 02	Dec. 01
Operating margin	12.1%	18.7%	22.9%	12.4%	14.0%
Net margin	8.2%	11.3%	7.5%	1.0%	3.0%
EBITDA/ Net interests	30.93	34.50	17.88	4.72	5.72
Total Liabilities / Shareholder's Equity + Minority Interests	0.20	0.16	0.19	0.24	0.21

Cash and cash equivalents/ Short-term financial debt	1.18	1.27	0.85	0.57	0.59
Net financial debt (constant Bs. of June 2005)	-4,981	-7,994	1,581	8,017	25,226
Liquidity (current assets/ current liabilities)	1.71	2.08	1.75	1.39	1.97
Acid test	1.13	1.54	1.10	0.87	1.39

For the Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A.

Otto Rivero (signed) Illegible.

Cesar Mendoza (signed) Illegible.

Sarino Russo. (signed) Illegible.

WARNING: The present report does neither imply a recommendation to purchase, sell; maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

[Letterhead of S & S]

Clasificadores Asociados S&S, C.A. Sociedad Calificadora de Riesgo Phone: (58) (212) 266-6963/266-8250

REVISION OF RISK CLASSIFICATION REPORT

ISSUER: MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.

DESCRIPTION OF BONDS: 2004-I PROGRAM Commercial Papers up the amount of FIVE THOUSAND MILLION bolivars (Bs. 5,000,000,000), approved by the General Shareholders' Meeting at 04/25/3003.

Current classification: A2

Authorization of public offer: Resolution No. 139-2004. CVV dated 10/27/04

Indicators Summary	12-31-02	12-31-03	12-31-04	6 months 06-30-05
Solvency	1.27	1.59	1.95	1.79
Acid liquidity	0.77	0.98	1.40	1.18
Cash and cash equivalents (TBs)	25,289,707	17,584,336	24,985,302	33,412,128

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 6 JUDITH X. HERNANDEZ MORA

Total liability / Equity	24%	19%	16%	20%
Net sales (TBs.)	334,176,148	396,945,189	450,367,691	190,005,338
EBIDTA (TBs.) (1)	62,173,989	109,960,828	103,100,492	64,858,164
Financial expenses (TBs.) (2)	19,038,637	6,743,158	3,492,601	1,377,812
Summary indicators	12-31-02	12-31-03	12-31-04	6 months 06-30-05
Total financial debt (TBs.)	33,472,273	20,691,734	16,991,043	28,431,427
EBITDA /FINANCIAL EXPENSES (1) (2)	3.27	16.31	29.52	47.07
EBITDA /DEBT SERVICE (1) (3)	1.18	4.01	5.03	2.18
Operative cash flow FCO (TBs) (4)	48,058,658	47,638,063	61,209,302	23,504,649
FCO / financial expenses (2) (4)	2.52	7.06	17.53	17.06
FCO / debt service (3) (4)	0.92	1.74	2.99	0.79

(1) Yearly EBITDA for June 2005

(2) Financial expenses, exchanging loss included.

(3) Included the totality of financial debt. (Include financial expenses)

(4) Operative cash flow to June 2005 corresponding to sis months.

Manpa is the Venezuelan leader company in production and conversion of paper for industrial, commercial, domestic, school and office use. The analyzed series shows a light sales growing tendency at 2005 closure. During the last year, the company has worked on an environment that could be considered adverse because it is impacted by control prices and the entrance of new competitors through imports; causing sales levels and margins contraction with have an effect on company profitability. Despite those factors, Manpa keeps market domain, as per figures provided by the company. In June 2005, the company registered 50% participation on Writing and Printing Paper item, 47% on Packing and Wrapping Paper item, and 40% in Hygienic Paper for April 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The company has an excellent short-term market position because of the cash accumulation and of a good generation of operational cash flow. This favorable position together with the Company improvement of financial cost, a reduction on interest rates and reduction of debts is translated into substantial levels of hedging debt service. It is important to emphasize that the growing cash position of the Company allows covering the total financial debt.

The S & S Qualifying Baord in meeting as of October 6, 2005, based on the previous statements, agreed to ratify the A2 classification granted for the Commercial Papers Program PC 2004-I of MANPA up to the amount of Bs. 5,000 million, authorized by the National Securities and Exchange Commission as per Resolution No. 139-2004 dated October 27, 2004.

Eduardo Grasso (signed) Illegible

Juan A. Rodriguez B. (signed) Illegible

Filomena Altera A. (signed) Illegible

Caracas, October 6, 2005 --

EL UNIVERSAL. Tuesday, Ocober 11, 2005/ 2-7

[Logotype of S & S]

Clasificadores Asociados S&S, C.A. Sociedad Calificadora de Riesgo Phone: (58) (212) 266-6963/266-8250

REVISION OF RISK CLASSIFICATION REPORT

ISSUER: MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A.

DESCRIPTION OF BONDS: 2004-I PROGRAM Commercial Papers up the amount of FIVE THOUSAND MILLION bolivars (Bs. 5,000,000,000), approved by the General Shareholders' Meeting at 04/25/3003.

Current classification: A2

Authorization of public offer: Resolution No. 139-2004. CVV dated 10/27/04

Indicators Summary	12-31-02	12-31-03	12-31-04	6 months 06-30-05
Solvency	1.27	1.59	1.95	1.79
Acid liquidity	0.77	0.98	1.40	1.18

Cash and cash equivalents (TBs)	25,289,707	17,584,336	24,985,302	33,412,128
Total liability / Equity	24%	19%	16%	20%
Net sales (TBs.)	334,176,148	396,945,189	450,367,691	190,005,338
EBITDA (TBs.) (1)	62,173,989	109,960,828	103,100,492	64,858,164
Financial expenses (TBs.) (2)	19,038,637	6,743,158	3,492,601	1,377,812
Summary indicators	12-31-02	12-31-03	12-31-04	6 months 06-30-05
Total financial debt (TBs.)	33,472,273	20,691,734	16,991,043	28,431,427
EBITDA/FINANCIAL EXPENSES (1) (2)	3.27	16.31	29.52	47.07
EBITDA /DEBT SERVICE (1) (3)	1.18	4.01	5.03	2.18
Operative cash flow FCO (TBs) (4)	48,058,658	47,638,063	61,209,302	23,504,649
FCO / financial expenses (2) (4)	2.52	7.06	17.53	17.06
FCO / debt service (3) (4)	0.92	1.74	2.99	0.79

(5) Yearly EBITDA for June 2005

(6) Financial expenses, exchanging loss included.

(7) Included the totality of financial debt. (Include financial expenses)

(8) Operative cash flow to June 2005 corresponding to sis months.

Manpa is the Venezuelan leader company in production and conversion of paper for industrial, commercial, domestic, school and office use. The analyzed series shows a light sales growing tendency at 2005 closure. During the last year, the company has worked on an environment that could be considered adverse because it is impacted by control prices and the entrance of new competitors through imports; causing sales levels and margins contraction with have an effect on company profitability. Despite those factors, Manpa keeps market domain, as per figures provided by the company. In June

2005, the company registered 50% participation on Writing and Printing Paper item, 47% on Packing and Wrapping Paper item, and 40% in Hygienic Paper for April 2005. The company has an excellent short-term market position because of the cash accumulation and of a good generation of operational cash flow. This favorable position together with the Company improvement of financial cost, a reduction on interest rates and reduction of debts is translated into substantial levels of hedging debt service. It is important to emphasize that the growing cash position of the Company allows covering the total financial debt.

The S & S Qualifying Board in meeting as of October 6, 2005, based on the previous statements, agreed to ratify the A2 classification granted for the Commercial Papers Program PC 2004-I of MANPA up to the amount of Bs. 5,000 million, authorized by the National Securities and Exchange Commission as per Resolution No. 139-2004 dated October 27, 2004.

Eduardo Grasso (signed) Illegible

Juan A. Rodriguez B. (signed) Illegible

Filomena Altera A. (signed) Illegible

Caracas, October 6, 2005 --

Translator's Note:

At the upper right margin of each of the five (5) pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 October 11 P 3:43. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA]

Caracas, September 15, 2005

Messrs.

THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.

Att.: NATIONAL SECURITIES REGISTRY

Attached hereto please find page No. 2 of the preliminary version of prospectus with the suggested amendments.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone: 901-2245 Fax:901-2317 --

[Logotype of MANPA]

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo). The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.10,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor higher than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.--

[Logotype of MANPA]

1. BASIC INFORMATION ABOUT ISSUANCE

1.1 Type of Document:

Commercial papers at bearer.

1.2 Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo). The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3 Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.10,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4 Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor higher than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.--

[Logotype of MANPA]

1. BASIC INFORMATION ABOUT ISSUANCE

1.1 Type of Document:

Commercial papers at bearer.

1.2 Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo). The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3 Issuances:

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.10,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4 Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor higher than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.--

[Logotype of MANPA]

1. BASIC INFORMATION ABOUT ISSUANCE

1.1 Type of Document:

Commercial papers at bearer.

1.2 Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo). The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3 Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.10,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4 Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor higher than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE
JUDITH X. HERNANDEZ MORA

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, October 3, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn.: National Securities Registry

Attached please find original of deposit slip of Banco Porvincial corresponding to registration to make Public Offer of Commercial papers of MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. as well as Revenue Return form by the National Securities and Exchange Commission.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 22 45 --

[Letterhead of CADIVI]

REVENUE RETURN FORM

REPUBLICA DE VENEZUELA 2 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

1. Form No. (blank)
2. Payment date: 10/04/2005

PAYER INFORMATION

3. Business name: MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

4. Identity Card: RIF J-000235309

5. Address: AVENIDA FRANCISCO DE MIRANDA TORRE COUNTRY CLUB PISO 11 CHACAITO (MANPA)

PAYMENT INFORMATION – Article 17 Capital Market Law

6. Numeral: 2

7. Registration: Shares/ Obligations

7a. Public Offer of Commercial Papers

7b. Amount Bs.10,000,000,000.00

7c. Amount (in letters): Ten Thousand Million Bolivars with no cents

8. Registration to act as: (blank)

9. Yearly contribution:

9a. (blank)

PAYMENT TERM	CURRENT TAX UNIT VALUE
10. Let it be paid at the authorized bank institutions when due	11: Bs.29,400

AMOUNT TO PAY

12. In letters: Seventeen million seven hundred forty thousand bolivars with no cents	13. Bs.17,640,000
14. Check number: 33601176	15. Bank: Venezolano de Crédito

Terminal validation receiving bank --

Translator's note:

Next, there is a Banco Provincial deposit slip amounting to Bs.17,640,000 ------------------

At the upper margin of the three (3) pages originally written in Spanish there is a wet seal that reads as follows:"National Securities and Exchange Commission. 2005

OCTOBER (illegible) PM 2:33. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document **IN** WITNESS WHEREOF I have hereunto set my hand and affixed my seal in **Caracas**, today, October 24th, **2005.**

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

RECEIVED 2005 DEC 21 P 2:09 OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Logotype of MANPA]

Caracas, September 13, 2005

Messrs.

THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.

Attn.: NATIONAL SECURITIES REGISTRY

In regard to Verification Record of authorization request documents to make Public Offer of Securities No. CNV-25/09 as of September 12, 2005 attached hereto please find amendments to such documents according to the remarks made to the record. Such amendments are detailed herein bellow:

1. FORMAL REQUEST: The registration request with the National Securities and Exchange Commission was removed from the agreement of the Board of Directors.
2. PROSPECTUS: (As per new Guidelines)

2.1.- Item 1.12 referring to the use of funds is indicating the percentage per activity of using such funds.

2.2.- The summary of the Risk Classification Report is included.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
2

2.3.- Item 2.5 referred to Main Shareholders: it indicates as a marginal note that the "Caja Venezolana de Valores" is not a shareholder, the percentage corresponds to the entire subaccounts of shareholders.

2.4.- Item 2.7 of the capital stock merged into paragraphs 3 and 4.

2.5.- Paragraphs 2 and 3 were separated in page 17.

2.6.- The columns of the General Balance Sheet were adjusted to the right in the financial statements.

2.7.- In the information related to Resolution No.016-86 about position of foreign currency, the net position in foreign currency was determined.

3. NEWSPAPER AD

The term publicity was corrected.

4. LETTER OF ACCEPTANCE REQUEST OF COMMON REPRESENTATIVE

Last paragraph was corrected.

5. ADDITIONAL INFORMATION:

The identification sheet is being corrected.

In addition, two sheets corresponding to additional information is attached hereto with corrections due to transcription mistakes and also page 2 of the prospectus in which the word notice was removed from the second paragraph.

Likewise, we are including the reports by risk classification institutions.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone: 901-2245 Fax:901-2317 --

[Letterhead of MANPA]

Caracas, August 22, 2005.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

REPÚBLICA DE VENEZUELA 3 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, MARRIED, OF LEGAL AGE, DOMICILED IN CARACAS, A BUSINESS ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF JULY 29, 2005 DO HEREBY REQUIRE ON BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00).

LIKEWISE, I DO HEREBY REQUEST REGISTRATION WITH THE NATIONAL REGISTRY OF SECURITIES OF THE AGREEMENT BY THE SHAREHOLDER'S MEETING HELD ON JULY 29, 2005 AGREEING TO ISSUE COMMERCIAL PAPERS UP TO AN AMOUNT OF TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00) PURSUANT TO THAT APPROVED BY THE SHAREHOLDERS' MEETING AS OF MARCH 17, 2005 IN WHICH THE BOARD OF DIRECTORS WAS AUTHORIZED TO ISSUE COMMERCIAL PAPERS UP TO THE AMOUNT OF FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00).-----

1.8. Custody of Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9 Common Representative of Holders of Commercial Papers:

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on July 29, 2005 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of XXX under No. XXX

1.10 Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11 Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Use of Funds:

Funds from placing the present issuance of Commercial Papers will be one hundred per cent (100%) destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.13 Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **A**, sub-category **A2**"

This classification is based on:

For the analyzed term, the Company has been working in an environment that may be considered unfavorable. The price control together with the enforcement of new foreign

bidders have caused a contraction in sales and margins, thus impacting Company's profitability. Nevertheless, the Company has a good short-term position because of the cash accumulation and of a good cash flow. The foregoing situation together with a reduction on interest rates and low indebtedness has provided the Company with good levels of hedging debt service.

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A-2**".

- Manpa has increased its operational margin, showing a solid 17.8% at 2004 closure (22.9% at AF03 closure). The issuer has been focused on the paper business (disinvesting in electric and forest sectors) and has undertaken important cost- reduction programs.

- The issuer has progressively reduced its financial debt with funds from operations and disinvestments. The interest coverage is very comfortable (32 times the first semester of 2005). The low interest rates will continue helping the debt service which is totally contracted in bolivars.

- Manpa keeps a high proportion of the current assets in cash in order to face the unfavorable industry cycles. At 06/30/05 Cash and cash equivalents exceed the amount of the financial debt.

- With the appearance of a new local competitor (Invepal), the increase of white paper imports and the increase of imported raw materials prices, the projected results for AF05 are less favorable, although they will continue been highly positive. The high dividends paid in cash and the bigger disbursements in additions to equipment leads for an increment in the indebtedness of Issuer.

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

2. INFORMATION ABOUT THE ISSUING ENTITY.

2.1. Name, Main Activity, Domicile and Duration

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO 6

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

2.5. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at June 30, 2005.

Shareholders	Participation
Natscumco (J-303087116)	34.77%
Claridge, LTD (J-303120792)	15.25%
Milanasa, Corp. (J-308476072)	7.38%
Brown Brothers Harriman & Co. (J-30885844)	6.10%
C.V.V. Caja Venezolana de Valores (J-300187934) (*)	5.52%
Inversiones 85735, LTD (J-306225129)	4.42%
Fundación Carlos Delfino (J-001163956-0)	4.38%
Others (**)	22.15%
TOTAL	100.00%

(*) C.V.V. is not a shareholder; the percentage (%) that owns represents the totality of shareholders subaccounts.

(**) Individually own less than 4%.

2.6 SUBSIDIARY COMPANIES AND AFFILIATES:

Company name: VENCARIBBEAN PAPER PRODUCTS, LTD.

Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

2.7. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight

Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8 Foundation and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

ASSETS	Notes	2004	2003
CURRENT ASSETS:			
Cash and cash equivalents	1, 17 and 18	23,142,588	16,287,436
Temporary investments (Notes 1, 3 and 17)			
Bills and accounts receivable – net	3,17 and 18	80,294,402	66,670,946
Advances to suppliers and others. Tax Credit VAT – NET	17	4,813,668	2,874,849
Inventories – net	1 and 4	42,434,480	56,610,506
Expenses paid in advance		885,614	907,560
Other current assets – net	1 and 5	10,325,755	8,789,714
Total Current Assets		161,896,477	152,141,011
LONG-TERM SPARE PARTS INVENTORY	4	6,587,480	8,834,217
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,020,200	5,376,097
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	476,304,208	473,667,278
COST OF FOREST PROJECTS (Notes 1 and 9)			
DEFERRED CHARGES AND OTHER ASSETS – Net	1 and 8	1,309,042	1,300,969
TOTAL		650,198,407	641,319,572
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts	9	12,800,000	12,657,441
Leaseback agreements	10	561,914	-
Liabilities and Commercial Papers	11	2,937,900	6,508,213
Documents payable	17 and 20	2,486,040	1,457,311
Accounts payable	12 and 17	36,238,540	49,729,481

Dividends payable	15	4,145,728	6,172,573
Accumulated expenses payable		8,213,985	8,539,753
Taxes payable	1 and 13	3,573,156	8,569,306
Deferred income tax	1 and 13	6,750,000	-
Total current liabilities		77,707,263	93,634,078
LONG-TERM LOANS	9 and 15		-
CURRENT OBLIGATIONS ISSUED	10		-
OTHER LONG-TERM ACCOUNTS RECEIVABLE			
PROVISIONS FOR SEVERANCE BENEFITS	1	9,691,114	8,589,773
OTHER LIABILITIES AND DEFERRED CREDITS		416,821	490,586
DEFERRED INCOME TAX	-	-	-
Total liabilities		87,815,198	102,714,437
MINORITY INTERESTS		1,712,875	1,330,433
SHAREHOLDER'S EQUITY – As per attached financial statement	1, 15 and 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

See notes to the Consolidated Financial Statements ---

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the significant accounts and transactions in foreign currency, included in the audited financial statements for the years 2004 and 2003, and the interim financial statements for the period ended June 30, 2005.**

(In thousand US$)

	At June 30,	At December 31	
	2005	2004	2003
Assets:			
Cash and temporary investments	7,010	10,502	7,238
Commercial accounts receivable	5,010	8,937	5,865
Accounts receivable related companies	670	728	101
Advances to suppliers and sundry debtors	3,581	1,556	1.005
	19,771	23,376	15,209

Liabilities:

	At June 30,	At December 31

	2005	2004	2003
Promissory notes and bank overdrafts	-	1,295	764
Commercial accounts payable	19,562	11,027	17,524
Accounts payable related companies	-	-	364
	At June 30,	At December 31	
	2005	2004	2003
Accumulated expenses payable and others	1,634	1,736	1,102
	21,196	14,058	19,754
Net position in foreign currency	(1,425)	9,318	(4,545)

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2002-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of XXX as per Resolution No.XXX for the amount of Bs.8,000,000,000.00 or its equivalent in U.S. dollars, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 27, 2001 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 884 held on February 22, 2002.

On XXX, 2002 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on February 22, 2002 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES *****

Bs.***

The present series is represented by a Sole Bond amounting to Bs.*****which will be under custody at the office premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., in its capacity as Payment Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

PLACEMENT PRICE:	
PLACE AND DATE OF ISSUANCE:	**YIELDING** **%**
MATURITY DATE:	**360-day basis**
TERM:	**120 days**
PAYMENT FASHION:	

CLASIFICADORES ASOCIADOS S&S, C.A. SOCIEDAD CALIFICADORA DE RIESGO Category "A": Subcategory "A3"
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

In case of issuing a series of Commercial Papers in U.S. dollars and a foreign exchange control is established, the issuer will pay at maturity in U.S. dollars provided that there is a legal market to purchase foreign currency. In case such market does not exist the issuer will pay in bolivars at the official exchange rate.

PLACEMENT

(brought deal, guaranteed placement or at bigger efforts

PLACEMENT AGENT

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission.

Primary placement of bonds will begin on ****, with a term of 15 continuous days.

REPUBLICA DE VENEZUELA 13 INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION.---

[Letterhead of MANPA]

Citizen

President and Other Members of

THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I, Juan Antonio Lovera, in my capacity of Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. pursuant to the provisions of the Board of Directors held on March 17, 2005 and dully authorized for this act by the Board of Directors in its meeting dated July 29, 2005 do hereby request to the National Securities Commission approval of VENEZOLANO DE CREDITO, S.A. Banco Universal as Common representative of Bonds of issuance of Commercial Papers 2005-I amounting to TEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.10,000,000,000.00) approved by the aforementioned Meeting. I do hereby accompanied acceptance of the proposed bank institution, a copy of the model contract entered into my principal and VENEZOLANO DE CREDITO, S.A. Banco Universal. Likewise, I do hereby evidence that the existing relationships between my principal and this financial institution are not removed from the cases provided for in ordinals of Article 4 of the "Standards for Organization and Protection of Bondholders."

Caracas, on the Twenty-Second (22nd) day of August of Two Thousand Four (2004).

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President

jlovera@manpa.com.ve

Phones 901-2335 Fax 901-2317---

NATIONAL SECURITIES COMMISSION

IDENTIFICATION SHEET

Name of Issuing Entity: Manufacturas de Papel, C.A. (MANPA) S.A.C.A

Registry Data: Registered with the Commercial Registry Office of the Judicial Circuit of the Capital District and Miranda State as of March 31, 1950 under No.379, Volume 1-B, File 3251.

RIFINo.: J-00023530-9

Headquarters Address and Phones: Avenida Francisco de Miranda con Av. El Parque Urb. EL Parque, Torre Country Club, Piso 12, Municipio Chacao – Caracas. Phones: 901-2335 and Fax 901-2317

Representative: Juan Antonio Lovera, Finance Corporate Vice-President. Avenida Francisco de Miranda con Av. El Parque Urb. El Bosque, Torre Country Club, Piso 11 Municipio Chacao – Caracas. Phones: 901-2335 and Fax 901-2317

DESCRIPTION OF ISSUANCE

Type of Bond: Commercial Papers at Bearer

Par Value: NA

Number of bonds: Macrobonds

Estimated offer price per bond: NA

Total amount of issuance: Bs.10,000,000,000.00

Convertibility: NA

Maturity: NA

Other special characteristics: NA

DO NOT WRITE ON THIS SPACE

Reception Date Remarks: (blank)

Registry No.: (blank)

Registry Date: (blank) ---

- Second Higher of Tax Litigation Matters under No.809. The contingency in this case amounts to Bs.1,645,923.17. As of September 23, 1996 the company accepted the benefit set forth in the Tax Remission Law. As per Decision No.04-00-01-46 remission was declared legitimate and is pending the corresponding settlement.
- Tax Appeal as of September 20, 1994 against Resolution No.HJI-100-00386 as of May 6, 1994 corresponding to fiscal years 1985, 1986 and 1987 which is

before the Sixth Higher Court of Tax Litigation Matters, under No.862 pending sentence. The contingency in this case amounts to Bs.47,838,395.64.

- Appeal before a higher administrative court filed on February 26, 1998 by C.A. FABRICA DE PAPEL DE MARACAY against Culmination Resolution of Administrative Summary No.GRTI-RCE-DSA-540-500 003 and the Fine Resolution No.GRTI-RCE-DSA-540 004 both as of January 15, 1998 notified on January 23 of the same year, which are part of the Determination Records No.GRTI-RCE-FM-500-00017-07 as of January 3, 1997 referring to added value tax and luxury tax and to wholesale tax for the tax terms from 10/01/93 to 06/30/95, both inclusive. Tax contingency for this case amounts to Bs.51,052,509.00 (tax), 56,224,339.00 (fine), 44,528,761.00 (interests) as per information provided by SENIAT.
- There are two (2) Tax Appeal filed by .A. FABRICA DE PAPEL DE MARACAY as of December 13, 1990 and September 26, 1991. The first against Resolution No.HRCE-540-000099 and the second against Resolution No.HRCE-540-000-280, both corresponding to fiscal years 1983, 1984 and 1985, both are in the Third Higher Court of Tax Litigation Matters comprised in one sole file. The contingency for the first aforementioned Resource amounts to Bs.11,833,725.46 (tax) and to Bs.7,133,772.83 (interests) totaling Bs.18,967,498.29; for the second Resource the total contingent amount is of Bs.2,812,560.10. As of September 23, 1996 it accepted the benefit of tax remission provided for by the Tax Remission law and it is pending the corresponding settlement.
- There was also a Tax Appeal filed as of November 11, 1993 against Resolution No.HJI-100-00404 as of 09/21/93, corresponding to fiscal years 1987 and 1988 that was partially decided in favor of the company by the Eight Higher Court of Tax Litigation Matters as of October 24, 1995. Currently, it is in the Supreme Court of Justice. The contingency according to the favorable decision amounts to Bs.2,957,595.05 and to Bs.4,024,881.44. On September 24, 1996 the benefit of tax remission was accepted.

16

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH Y. HERNANDEZ MORA

- On the other hand, there is a Tax Appeal regarding INCE issues, filed on February 15, 1997 against resolution from this institution as of November 11, 1996 corresponding to the terms from 01/01/90 to 06/30/95, which is in the Seventh Higher Court of Tax Litigation Matters. The total contingency amounts to Bs.12,060,975.00.
- As of December 21, 1998 a Brief of Discharges was filed before the National Integrated Service of Tax Administration (SENIAT) of the Capital Region against tax deficiency claims Nos.GRTI-RCE-DFE-01-I (SLR-69-2,69-2-2,69-2-1, filed in regard to Income Tax issues for the terms 01/01/94 to 12/31/94, 01/01/95 to 12/31/95 and 01/01/96 to 12/31/96.
- There is an appeal before a higher administrative authority as of July 7, 2003 against Resolution No.11-10-01-3-02-000852 issued by the National Integrated Service of Tax Administration (SENIAT) as of April 25, 2002 and notified as of June 13, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of March 2002, amounting to THIRTEEN MILLION TWO HUNDRED FORTY THOUSAND EIGHT HUNDRED EIGHTY-SIX BOLIVARS WITH NO CENTS (Bs.13,240,886.00). Currently, the case is pending decision.
- There is an appeal before a higher administrative authority as of June 4, 2003 against Resolution No.11-10-3-02-000461 issued by the National Integrated Service of Tax Administration (SENIAT) as of March 6, 2002 and notified on May 28, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of January 2002, amounting to THIRTY-FIVE MILLION FIVE HUNDRED FIFTY-SEVEN THOUSAND ONE HUNDRED SIXTY-ONE BOLIVARS WITH NO CENTS (Bs.35,557,161.54). Currently, the case is pending decision.

ADMINISTRATION-FINANCIAL AREA

- FILE 0808 Opening of administrative procedure on August 26, 2003 to Corporación Industrial ALPES, C.A. in regard to alleged failure to pay $5,321,716.20 corresponding to 90% of FOB value of exports protected by the

customs declarations thereon indicated, by Opening writ No.0808 as of August 26, 1003. On November 19 the pleading writ was filed. Currently, the case is pending decision.

- FILE 1835 Information requirement to Fábrica de Papel Maracay by means of notice writ No.FGIF-EXP 1042 issued on March 4, 2004 and notified to company on March 16 of that same year. On March 30, 2004 the pleading writ was filed and as of April 13 a writ was filed in answer to official communication issued by that Ministry as of March 22, 2004. Currently, the case is pending appointment of officer and decision.
- FILE 227 Information requirement to Aserradero Venwood, C.A. by means of notice writ No.FGIF-EXP 1026 issued on March 4, 2004 and notified to company as of March 16. On March 30 the pleading writ was filed and on July 5 Ivan Vargas was appointed substantiating officer. Currently, upon arrival of information requested to Banco Mercantil, the officer indicated that the information corresponding to forms 290124, 307514, 77073 has not been filed yet.
- FILE I-2273 Information requirement to Manufacturas de Papel (MANPA), C.A. by means of notice writ No.FGI-IMP-2343 issued on May 14, 2004 and notified to company on May 18. On June 18, 2004 the brief of discharges corresponding to this requirement was filed as well as requirement of writ FGIF-IMP-2334. Currently, the case is pending appointment of officer and decision.
- FILE I-230 Information requirement to C.A. Fábrica de Papel Maracay by means of notice writ No.FGI-IMP-2094 issued on April 30, 2004 and notified to company on May 11. On June 18, 2001 the brief of discharges was filed with the Ministry. Currently, the case is pending appointment of officer and decision.-------------------

[Letterhead of MANPA]

1. BASIC INFORMATION ABOUT ISSUANCE

1.14 Type of Document:

Commercial papers at bearer.

1.15 Maximum Amount Authorized to Circulate:

REPUBLICA DE VENEZUELA 18 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo). The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.16 Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.10,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.17 Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor higher than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.--

3.4. Reports by the Risk Classifying Companies

CLASIFICADORES ASOCIADOS S&S, C.A.

A RISK QUALIFYING COMPANY. Phones: (58) (212) 266- 6963 / 266.0250

SUMMARY OF THE REPORT OF RISK QUALIFICATION

Issuer: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Description of Securities: Issuance of Commercial papers at bearer up until the TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00) OR ITS EQUIVALENT IN US DOLLARS, issuance approved by the General Shareholder's Meeting held on 03/17/2005 and by the Board of Directors in meeting held on 07/29/2005

REPUBLICA DE VENEZUELA 19 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

TERM OF SECURITIES: From 15 to 360 days.

USE OF FUNDS: Covering the working capital needs

INFORMATION ANALYZED

a) Financial statements at December 31, 2002, 2003 and 2004 audited by Lara, Marambio & Asociados (Deloitte & Touche) and a non-audited cut at June 30, 2005.

b) Economic-Financial information in constant bolivars at June 30, 2005.

c) Interviews with company executives.

d) Sectorial information.

RISK: A2

Category A: It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in economy. Only in extreme cases may the qualified instrument risk be slightly affected.

Sub-Category "A2": It refers to instruments that have a minimum investment risk, provided that its payment capacity of both capital and interests is very good. At the opinion of the qualifier, in case of foreseen changes in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, its risk would not increase significantly.

Periodicity of the revision:

One hundred eighty (180) days from the date of authorization to make public offer by the National Securities and Exchange Commission, or when the CLASIFICADORES ASOCIADOS S&S, C.A. is aware of facts that may significantly alter risk level of securities issued.

EDUARDO GRASSO V. (signed) Illegible.

JUAN A. RODRIGUEZ B.. (signed) Illegible.

FILOMENA ALTERA A. (signed) Illegible.

Caracas, September 1, 2005

This qualification neither implies a recommendation to purchase, sell or maintain a security nor represents a guarantee of payment of security, but a valuation of the probability that the capital of such security and its yielding are paid in due time.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (212) 905.6383

Risk Classification Report. Summary Sheet.

Caracas – Venezuela. August 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers. Issuance No. 2005-I Amount: Bs.10,000,000,000.00 Denomination: Bolivars Term: From 15 to 360 days

Issuance approved by the General Shareholders' Meeting held on March 17, 2005.

Category: **A** Sub-category: **A2** Date of report: August 29, 2005

Most recent financial statements: At 6/30/05 (non audited)

Next revision: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

Definition of A2 Sub-Category: "It refers to instruments that have a minimum investment risk, provided that it shows an excellent payment capacity of both capital and interests, in the conditions and terms agreed upon. At the opinion of the qualifier, there will be no possibility that foreseen changes in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, increase the risk of the instrument under consideration."

For the Qualifying Board:

Otto Rivero (signed) Illegible.

Daniel Abreu (signed) Illegible.

Sarino Russo V. (signed) Illegible.

Foundations of the qualification:

- Manpa has increased its operating margin, showing a solid 18.7% at closure of 2004 (22.9% at closure of the AF03). The Issuer has focused on the paper business (disinvesting in the electric and forest sector) and has carried out important cost-reduction programs.
- The Issuer has progressively reduced its financial debt using the funds produced by the operations and disinvestments The coverage of interests is very loose (32 times during the first semester of 2005). The drop in the local interest rates will continue favoring debt service that is fully contracted in bolivars.
- Manpa holds a high proportion of current assets in cash in order to face difficult times for the industry. At 6/30/05 the cash and cash equivalents covers the financial debt.
- With the appearance of a new local competitor (Invepal) together with the increase of white paper imports and of imported raw materials prices, AF05 projected results are less favorable yet highly positive. The high dividends paid in cash and the higher disbursements due to additions of equipment make anticipate an increment of the Issuer's indebtedness

Sector Perspective:

Manpa is devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. The Manufacturing Plants are located in Maracay, Aragua State and Valencia, Carabobo State. .In 2004, the 34.3% of Manpa production was sold in reels while the remainder 65.7% were converted and sold as finished product, which 92.4% went to domestic market.

With the GDP increase in the second semester of 2005 (+11.1%), there are seven consecutive terms of financial expansion that have been used since in the fourth trimester of 2003 the contractive tendency caused for the political events of the years 2002 and 2003 were reverted, events that included the oil industry strike of December 2002 – January 2003. The average quotation of the Venezuelan oil export basket has suffered a strong increase from the second semester of 2004, averaging out US$ 40.7

per barrel during the first semester of 2005. The highest oil income together with election processes have conditioned a significant increase in public expenses through budgetary and non budgetary via (social expenses of PDVSA, BANDES, use of reserves). Likewise, the economy has been supported for the major political stability, the foreign exchange delivery speeding up, the partial deregulation of prices of goods and services and the drop in the local interest rates. During the last year and half the private consumption is growing as a result of the reduction of unemployment, salary adjustments and redistribution of income through government-supported missions. The biggest currency exchange income of the country has allowed accumulation of international reserves, which together with foreign exchange control imposed by the government after the closure of the exchange market in January 2003, have given the exchange rate major stability.

Apparent Paper Consumption (MT)				
Paper type	2001	2002	2003	2004
Printing/ Writing	75,049	70,791	80,361	131,614
Packs/ Wrapping	35,118	35,528	25,051	34,151
Hygienic	165,606	124,729	86,919	141,165
Total:	275,773	260,130	192,331	296,230

Source: Apropaca

During recession years, the apparent consumption of intermediate products manufactured by the Issuer was tightened (5.6% in 2002 and 26.1% in 2003). The more impacted items were Hygienic and Packs/ Wrapping. Nevertheless, the apparent consumption of Printing and Writing increased in 2003, reflecting a tendency to the increased imports of spools for local conversion instead of finished products imports. With the recovering of financial activity and the 2004 consumption, the apparent consumption of intermediate products manufactured by the Issuer was expanded 54.4% in 2003. All the items had a positive performance: Printing and Writing (+51.3%), Packs

and Wrapping (+36.3%), Hygienic (+62.4%). paper increased 13.5%, showing a tendency to local conversion of reels instead of the import of final products.

Apparent paper consumption (MT)				
Paper type	2001	°2002	2003	2004
Printing/ Writing	69,331	72,706	61,413	83,228
Packs/ Wrapping	20,522	16,497	14,322	18,157
Hygienic	164,619	81,439	64,539	134,334
Total:	254,472	170,642	140,274	235,719

Source: Apropaca

The national production of intermediate paper products was tightened in the years 2002 and 2003, in magnitudes that go beyond the tightened internal demand. This reflects the inventory reductions in distribution channels and the overvaluation effect of the exchange rate: Exports reduction and increase in imports of finished and intermediate products. The more impacted item was Hygienic paper. With the recovering of financial activity and 2004 consumption, the local production of intermediate products manufactured by the Issuer was expanded 54.4%. All items had a positive performance: Printing and Writing (+35.5%); Packs and Wrapping (+26.8%); Hygienic (+108.1%)

Paper Imports (TM)				
Paper type	2001	°2002	2003	2004
Printing/ Writing	33,450	27,167	43,512	71,677
Packs/ Wrapping	14,596	16,030	10,729	15,994
Hygienic	24,704	43,290	28,370	23,442
Total:	72,750	86,487	82,611	111,113

Source: Apropaca

From 1997 to the first quarter of 200, overvaluation of the Bolivar encouraged paper imports in detriment of national production. The tendency has kept although foreign exchange restrictions. Some imports come from local producers, to whom the commercialization of third parties is more profitable. The main item impacted is hygienic paper, a sector in which important local converters have appeared as well as imports of

finished products from Colombia during the last four years. Same thing happens to the Printing and Writing sectors where local converters have replaced the national production with mainly imports from Colombia and Brazil. The sector of Packs and Wrapping has been impacted by imports of cement factories related to local pack producers. In 2004, with the recovering of financial activity and speeding up of the foreign exchange delivery by CADIVI, imports of Printing and Writings and of Packs and Wrapping have increased +64.3% and 49.1%, respectively. On the contrary, the hygienic imports which decreased -17.3% as local producers have recovered their natural market.

Paper Exports (TM)				
Paper type	2001	°2002	2003	2004
Printing/ Writing	27,732	29,082	24,565	33,291
Paper Exports (TM)				
Packs/ Wrapping	0	0	0	15,994
Hygienic	23,717	16,060	5,990	16,611
Total:	51,449	45,142	30,555	49,902

Source: Apropaca

Overvaluations of the Bolivar and government delays in paying the "Draw-Back" keep affecting export of paper. In spite of the internal consumption contraction and the high idle capacity of local producers, the exports contracted 12.3% in 2002 and 32.3% in 2003. Again, the more affected sector was Hygienic, showing a bigger stability in Printing and Writing exports. In the year 2004, with the increase of the paper international price and the improvement of the "Draw-Back" payment, the exports increased +63.3%.

On 1/19/05 the mixed company Industria Venezolana de la Pulpa y el Papel, Invepal, S.A. is established with a stock capital amounting to Bs.13,200 million. The company is 51% owned by the Venezuelan State and the remaining 49% belongs to workers organized in a cooperative society and has among its assets the plants expropriated to former Venepal, sole Manpa competitor in the segments of Printing and Writing, and of

Packs and Wrapping. In March 2005, Invepal started operations with the Packs and Wrapping line and in May with that of Printing and Writing. The greatest competitor for Manpa in these items is still imports and replacement products like plastic in bags. In Hygienic products, Papeles Venezolanos, C.A. is Manpa's main competitor. Manpa has a greater participation in B and C papers whereas its other competitors in A and B papers. After entrance of multinational Kimberly-Clark by buying out Papeles Guaicaipuro, C.A., Manpa strengthened its distribution channels, successfully recovering its historical market participation.

Financial Analysis

Profitability.

For the last three fiscal years, the Issuer shows a solid operating margin. Manpa has undertaken important cost reduction programs and focused on the paper business (in 2001 it sold the assets of the Forest Division). Although the strong contraction in the 2002 demand, the devaluation of the Bolivar favored exports and raised competitiveness of local products in front of imports. The outcome, though inferior to those from previous year, were highly positive. In 2003, the virtual closure of Venepal together with exchange restrictions, favor even more the local manufacturer. Manpa operating margin as well as its sales were increased again although the strong contraction of the economy. In 2004, with the recovery of demand, Manpa had a solid operating margin and kept the positive tendency of its profitability (ROA and ROE). During the first semester of 2005, sales reduction, price weaknesses product of entrance of the new competitor and a slight increase of the price of raw materials, have influenced the results of Manpa, which are yet maintained at very solid levels. At closure 2005, it should show better results considering that the second semester of the year is the most favorable period for Manpa due to the stagnation of Printing and Writing paper sales.

Indebtedness.

In the fiscal year 01, with the cash produced by selling assets from the forest project Manpa reduced 56% its net financial debt In the fiscal year 05, the coverage index slowly drops due to the strong increment of interest rates, as a product of the unstable foreign exchange market typical of that year. From the fiscal year 03, with the foreign

exchange control, local interest rates have progressively dropped. Manpa has used its cash surplus to pay debt. At closure of the fiscal year 04 and of the first semester of the fiscal year 05, cash and cash equivalents exceed the financial debt. With the surplus from operating results, interest coverage is 31 times at closure of the first semester 2005. For the rest of the year and in 2006, with the announced extension of the foreign exchange control, interest rates should be kept low; therefore, it is expected that Manpa cash flow comfortably covers the financial burden. Lastly, the total Manpa liabilities are equivalent to a low shareholder's equity percentage.

Solvency and Liquidity.

In the fiscal year 01, besides cash from selling the aforementioned Division, Manpa received an option of 18 years on 50% of the net value of credits of Reduction of Issuances plantations may receive according to international agreements known as the Kyoto Protocol. The present value of option, estimated in US$9.2 million, was provided to one of the affiliates in process of desincorporation. During the fiscal year 02, as a result of the exchange instability and of the contraction in the demand, higher inventories of finished product and raw materials accumulated, these latter with their corresponding accounts payable in foreign currency. Liquidity and the acid tests suffered a significant reduction. Both indexes have strengthened since then, with a higher rotation of inventories of finished products and the fastest payment of accounts payable, showing comfortable figures at closure of the fiscal year 04 and of the first semester of the fiscal year 05. In the composition of the current asset, the issuer maintains a high proportion of cash in order to face adverse industry cycles.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For AFO2, the efficiency indexes were damaged since sales remained basically constant while current values of fixed assets were considerably increased with devaluation. In 2003 and 2004, recovery of indexes is an answer to a better sales performance.

Sensitivity to the Environment. Manpa reduced its short position in dollars. Payment of long-term loans with financial institutions, in some cases anticipated, has contributed thereto. The current short position comes from import of raw materials. The Issuer

maintains a significant amount of cash and temporary investments in foreign currency to face contingencies. At 6/30/04, 100% of the financial debt of Manpa is concentrated in bolivars. Foreign exchange control will allow for a low level of local interest rates, with low volatility. On the other hand, operating leverage of Manpa is low (reducing volatility of operating results). Raw material represents circa 70% of the production cost.

Selected Indexes and Figures	June 05	Dec. 04	Dec. 03	Dec. 02	Dec. 01
Profitability (%)					
Operating margin	12.1	18.7	22.9	12.4	14.0
Net margin	8.2	11.3	7.5	1.0	3.0
Net income/ Shareholder's Equity (ROE)	(*)5.1	8.4	5.2	0.5	1.8
Net income/ Total Assets (ROA)	(*)4.2	7.3	4.0	0.4	1.5
Indebtedness (times)					
EBITDA/ Net interests	30.93	34.50	17.88	4.72	5.72
Net financial debt/ Net sales	(*)-0.01	-0.02	0.00	0.02	0.08
Total Liabilities / Shareholder's Equity + Minority Interests	0.20	0.16	0.19	0.24	0.21
Current liabilities/ Total Liabilities	0.88	0.88	0.91	0.89	0.76
Financial debt/ Total Liabilities	0.23	0.21	0.20	0.29	0.42

Selected Indexes and Figures	June 05	Dec. 04	Dec. 03	Dec. 02	Dec. 01
Cash and cash equivalents/ Short-term financial debt	1.18	1.27	0.85	0.57	0.59
Net financial debt (constant Bs. of June 2005)	-4,981	-7,994	1,581	8,017	25,226
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1.71	2.08	1.75	1.39	1.97
Acid test	1.13	1.54	1.10	0.87	1.39
Rotation of accounts receivable	6.1	6.0	5.6	4.9	5.2
Rotation of inventories	4.5	6.7	3.9	3.4	4.1

Cash and temporary investments/Current assets	0.18	0.14	0.11	0.11	0.11
Efficiency (times)					
Net sales/ Total assets	0.52	0.64	0.53	0.43	0.49
Net sales/ Fixed assets	0.72	0.88	0.72	0.59	0.69

*Yearly results from the semester- multiplied by two – for comparison purposes.

WARNING: The present report does neither imply a recommendation to purchase, sell maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA]

Caracas, October 13, 2005.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Attached hereto please find one (1) original and three (3) copies of the newspaper ad corresponding to issuance 2005-I of Commercial Papers at Bearer of Manufacturas de Papel C. A. (MANPA) S.A.C.A. for its approval and bearing of the corresponding seal as *Authorized Publicity by the National Securities and Exchange Commission*.

Should you have any further question please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager

llevel@manpa.com.ve

Phone 901. 2245

Fax 901.2317---

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2005-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of September 30, 2005 as per Resolution No.146-2005 for the amount of Bs.10,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on March 17, 2005 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 934 held on July 29, 2005.

On October 13, 2005 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on July 29, 2005 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.3,000,000,000.oo

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, October 19, 2005	
MATURITY DATE: Caracas, February 16, 2006	**360-day basis**
TERM:	**120 days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Category "A": Subcategory "A2"
CLASIFICADORES ASOCIADOS S&S, C.A.	Category "A": Subcategory "A2"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT based on bigger efforts

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A. [address and phone numbers]

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISISON.

Translator's Note:

At the upper right margin of the two (2) folios there is a wet seal that reads as follows: ""National Securities and Exchange Commission 2005 October 13 PM 3:15. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 30th, 2005.

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, October 13, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn. NATIONAL SECURITIES REGISTRY

Enclose hereto please find the certification of the conditions, fashions and other matters of the First Series of issuance of Commercial Papers 2005-I at bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Phone 9012245

Fax 9012317 --

[Letterhead of MANPA]

Caracas, October 13, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
X. HERNANDEZ

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by minutes of the Board of Directors dated July 29, 2005 do hereby declare that:

The conditions, fashions and other matters for the Second Series of Issuance of Commercial Papers 2005-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Ten Thousand Million Bolivars (Bs.10,000,000,000.00).

Total amount of the First Series:

Three Thousand Million Bolivars (Bs.3,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent;

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Title amounting to Bs.3,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, October 19, 2005.

Maturity Date:

Caracas, February 16, 2005.

Term:

120 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on October 19, 2005 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from October 19, 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 9012335 Fax 9012317---

Translator's Note:

At the upper margin of each of the three folios of the document originally written in Spanish there is a wet seal that reads as follows: "2005. October 13 P.M. 3:13. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 27th, 2005.

REPÚBLICA DE VENEZUELA INTÉRPRETE PÚBLICO J. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Letterhead of MANPA]

Caracas, October 18, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Executive Secretary

Present.-

This letter aims at delivering a CD including the company list of shareholders corresponding to the months of July, August and September 2005, requested by that institution by means of official letter CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

<u>Translator's note</u>:

At the upper margin of this letter there is a wet seal that reads as follows:"National Securities and Exchange Commission. 2005 OCTOBER 19 AM 9:14. FILE.

RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 21st, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, October 18, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Executive Secretary

Present.-

This letter aims at delivering a CD including the company list of shareholders corresponding to the months of July, August and September 2005, requested by that institution by means of official letter CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

<u>Translator's note</u>:

At the upper margin of this letter there is a wet seal that reads as follows:"National Securities and Exchange Commission. 2005 OCTOBER 19 AM 9:14. FILE.

RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 21st, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (049) 474910 - 401080

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050,
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2005 OCT 19 AM 9: 14
ARCHIVO
RECIBIDO

Caracas, 18 de octubre de 2005

Señores
COMISION NACIONAL DE VALORES
Secretaría Ejecutiva
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo de los **listados de accionistas** de la empresa correspondientes a los meses de **julio, agosto y septiembre de 2005**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, October 21, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

Attn.: National Securities Registry

In compliance with the provisions of the Guidelines to request "Authorization to make Public Offer of Commercial Papers" I do hereby inform you that MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A. has fully paid as of October 19, 2005 Series III, Issuance 2004-I, of Commercial Papers amounting to TWO THOUSAND EIGHT HUNDRED EIGHT MILLION SEVEN HUNDRED THOUSAND BOLIVARS WITH NO CENTS (Bs.2,808,700,000.00).

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 901 22 45

Translator's note:

At the upper margin of this letter there is a wet seal that reads as follows:"National Securities and Exchange Commission. 2005 OCTOBER 19 AM 9:14. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 24th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR